As confidentially submitted to the Securities and Exchange Commission on September 19, 2019

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 6

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Fortis Minerals, LLC

(Exact name of registrant as specified in its charter)

Delaware	1311	83-3431090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1111 Bagby Street, Suite 2150

Houston, Texas 77002

(844) 936-7847

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ashley A. Yates

General Counsel

1111 Bagby Street, Suite 2150

Houston, Texas 77002

(844) 936-7847

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Thomas G. Zentner Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Matthew R. Pacey Michael W. Rigdon Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Smaller reporting company ☐
Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A shares representing limited liability company interests	$	$

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2019

Fortis Minerals, LLC

             Class A shares

Representing Limited Liability Company Interests

This is the initial public offering of Class A shares representing limited liability company interests in Fortis Minerals, LLC. We are selling              Class A shares. We are a Delaware limited liability company and have elected to be treated as a corporation for U.S. federal income tax purposes.

Prior to this offering, there has been no public market for our Class A shares. The initial public offering price of the Class A shares is expected to be between $        and $        per share. We have applied to list our Class A shares on the New York Stock Exchange under the symbol “NRI.”

To the extent that the underwriters sell more than              Class A shares, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional              shares from us at the public offering price less the underwriting discount and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Summary—Emerging Growth Company Status.”

Investing in our Class A shares involves risks. See “Risk Factors” beginning on page 29.

These risks include the following:

•

Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

•

Substantially all of our producing properties are located in the Permian Basin and in the Anadarko Basin, making us vulnerable to risks associated with owning royalties in a limited number of geographic areas.

•

Acquisitions and our operators’ development activities of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

•

There is no existing market for our Class A shares and the initial public offering price of our Class A shares may not be indicative of the market price of our Class A shares after this offering. In addition, an active, liquid and orderly trading market for our Class A shares may not develop or be maintained, and our share price may be volatile.

•	EnCap will have the ability to direct a majority of the voting power of our shares, and its interests may conflict with those of our other shareholders.
•	Investors in this offering will experience immediate and substantial dilution of $ per Class A share.
•

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors and the approval of conflicted transactions that differ from the Delaware General Corporation Law (“DGCL”) in a manner that may be less protective of the interests of our Class A shareholders.

•

The U.S. federal income tax treatment of distributions on our Class A shares to a holder will depend upon our tax attributes and the holder’s tax basis in our shares, which are not necessarily predictable and can change over time, and could cause taxable gain or loss on the sale of our Class A shares to be more or less than expected.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us (before expenses)
Per Share	$	$	$
Total	$	$	$
(1)	See “Underwriting” for additional information regarding underwriting compensation.

Delivery of the Class A shares will be made on or about                 , 2019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman Sachs & Co. LLC

The date of this prospectus is                 , 2019.

[Artwork to come]

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell Class A shares and seeking offers to buy Class A shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A shares. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Basis of Presentation

The financial information and certain other information presented in this prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Specifically, we sourced industry data from RS Energy Group (“RSEG”) as of August 1, 2019. Although we

i

believe this and the other third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Commonly Used Defined Terms

As used in this prospectus, unless the context indicates otherwise or otherwise requires, the following terms have the following meanings:

•

the “Company,” “we,” “our,” “us” and like terms (i) for periods prior to the completion of this offering and our Corporate Reorganization, refer collectively to the Predecessor Companies and their predecessors, as applicable, and their collective assets and operations and (ii) for periods following completion of this offering and our Corporate Reorganization described in this prospectus, refer to Fortis Minerals and its subsidiaries, including Fortis Operating and the Predecessor Companies, which, for avoidance of doubt, does not include Acquisition JV;

•	“Acquisition JV” refers to Fortis Acquisition JV, LLC;

•	“Corporate Reorganization” refers to our corporate reorganization described in “Corporate Reorganization”;

•	“EnCap” refers to EnCap Investments L.P.;

•

“EnCap Funds” refers, collectively, to EnCap Energy Capital Fund VII, L.P. (“EnCap VII”), EnCap Energy Capital Fund IX, L.P. (“EnCap IX”) and EnCap Energy Capital Fund X, L.P. (“EnCap X”), each of which is a growth equity capital fund managed by EnCap;

•	“Fortis Minerals” refers to Fortis Minerals, LLC, the issuer in this offering and a holding company formed to own an interest in, and act as the sole managing member of, Fortis Operating;

•	“Fortis Operating” refers to Fortis Minerals Operating, LLC, an entity recently formed to own the Predecessor Companies following completion of this offering and our Corporate Reorganization;

•

“Predecessor” refers to the Predecessor Companies and their predecessors, as applicable, presented on a combined basis for financial reporting purposes, as discussed further in the notes to the historical financial statements included elsewhere in this prospectus; and

•

“Predecessor Companies” refers to all of the entities through which our business is owned and operated, all of which will be owned by Fortis Operating at the completion of this offering following our Corporate Reorganization.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A shares. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements, before investing in our Class A shares. The information presented in this prospectus assumes, unless otherwise indicated, (i) an initial public offering price of $        per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) that the underwriters’ option to purchase additional Class A shares is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our Class A shares.

Please see “Commonly Used Defined Terms” on page ii of this prospectus for definitions of certain key terms used in this prospectus. Additionally, this prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined in the “Glossary of Oil and Natural Gas Terms” contained in Annex A of this prospectus.

Fortis Minerals, LLC

Overview

We are a returns-focused company formed to pursue oil and natural gas mineral and royalty interest opportunities in leading oil-weighted onshore domestic resource plays. Our primary business objective is to maximize risk-adjusted total returns by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators. Substantially all of our interests are located in two geographic locations: (i) the Permian Basin of West Texas and New Mexico and (ii) the STACK play located within the Anadarko Basin of Oklahoma (collectively, our “Key Areas”). As of June 30, 2019, we owned mineral and royalty interests in approximately 11,063 net revenue interest acres (“NRIA”), with average estimated net production of approximately 11.9 MBoe/d during the three months ended June 30, 2019, 67% of which were liquids.

Mineral and royalty interests offer the unique opportunity to participate in organic growth in production and free cash flow from the underlying oil and gas assets without incurring development or lease operating costs. These interests are a differentiated investment opportunity that entitle owners to receive a fixed revenue interest (or royalty share) of oil, natural gas and NGLs produced from the acreage underlying the interests and typically include rights to all mineral depths, entitling us to revenue interests on the full hydrocarbon resource potential produced from the underlying acreage. Our mineral and royalty interests are not subject to any capital costs for development and are unburdened by lease operating costs and operational responsibilities, which results in higher operating and cash flow margins relative to exploration and production (“E&P”) companies. This margin differentiation allows us to generate significant cash flows throughout various commodity price cycles.

Our Key Areas

We have focused our activities in two premier onshore oil-producing areas in the United States: (i) the Permian Basin and (ii) the STACK play within the Anadarko Basin. Our Key Areas have attractive characteristics, such as known and predictable geologic properties, low economic break-evens across multiple hydrocarbon intervals, significant horizontal well control and the presence of high-quality, well-funded operators focused on multi-well pad development. These attractive characteristics are key drivers in attracting long-term development capital from industry operators. The following provides a summary of our Key Areas:

•	Permian Basin. The Permian Basin ranges from southeastern New Mexico into West Texas and is currently the most active area for drilling in the U.S. It includes three main geologic sub-basins: the

Midland Basin to the east, the Delaware Basin to the west, and the Central Basin Platform in between. Our acreage underlies multiple prospective areas across the Midland and Delaware Basins.

•

STACK Play. The Anadarko Basin ranges from Oklahoma to the Texas Panhandle and extends into southwestern Kansas and southeastern Colorado. Substantially all of our mineral and royalty interests in the Anadarko Basin are located in the area of thickest, over-pressured Meramec and Woodford shales with the highest oil content, which we refer to as the “STACK play.” This area has the highest resource concentration in the eastern Anadarko Basin and is located at the conjunction of Blaine, Canadian and Kingfisher counties.

We believe that the Permian Basin and the STACK play represent the two domestic onshore oil-producing areas with the most significant momentum in development activity. For example, the chart below depicts horizontal U.S. onshore wells spud by year, which demonstrates that our Key Areas have experienced an outsized growth in activity as compared to other major U.S. onshore plays as oil-focused activity and capital allocation by operators has migrated from maturing plays, such as the Bakken and Eagle Ford, to our Key Areas. While the aggregate percent of horizontal U.S. onshore wells spud in the Bakken and Eagle Ford has decreased from 32% in 2015 to 23% in 2018, the percent of horizontal U.S. onshore wells spud in our Key Areas has increased from 23% to 40% over the same period.

Source: RSEG.

This increased development activity has driven significant production growth on our acreage. As shown in the chart below, from January 1, 2015 through December 31, 2018, according to RSEG, the Delaware Basin, the

Midland Basin and the STACK play experienced a compound annual growth rate (“CAGR”) in production of 43%, 47% and 40%, respectively, which were well above the onshore domestic average of 12% over the same period. Furthermore, from January 1, 2015 through December 31, 2018, production associated with the mineral and royalty interests owned by us as of June 30, 2019 in these areas grew at a CAGR of approximately 62%, 134% and 56%, respectively. Accordingly, we believe that our assets represent core acreage within each Key Area and will continue to be prioritized in operators’ development activity.

Production CAGR in the U.S. and Our Key Areas(1)

(1)	Source: RSEG.
(2)

Production growth associated with our assets is calculated based on the interests we owned as of June 30, 2019 as if we owned such interests during the entire period, regardless of the date we acquired such interests.

We believe our Key Areas are poised to continue their production and activity momentum as technological advances within the industry have unlocked a significant amount of undeveloped resources. Operators in the areas in which we own assets have successfully tested multiple productive hydrocarbon intervals, providing an extensive drilling inventory of many of the most economic drilling locations in the U.S. Given that our assets typically entitle us to ownership rights to all formations, we stand to significantly benefit from the potential development of additional horizons. The following are examples of existing and prospective horizons in our Key Areas (ordered by geologic depth):

Our Mineral and Royalty Interests

Our interests are comprised of various instrument types, each of which constitutes a right to revenues derived from produced hydrocarbons. Mineral interests are real-property interests that are typically perpetual and grant both ownership of the oil, natural gas and NGLs under a tract of land and the right to lease development rights to a third party. When those rights are leased, usually for a three to five-year primary term, we typically receive an upfront cash payment, known as lease bonus, and we retain a royalty interest, which entitles us to a percentage of production or the associated revenue. As of June 30, 2019, less than 1% of our properties were unleased. We also own some royalty interests, known as non-participating royalty interests, that are perpetual and have been carved out of mineral interests, which represent the right to receive royalty payments similar to mineral interests, but do not include the associated right to negotiate the terms of the lease or the right to a lease bonus payment. Mineral and non-participating royalty interests represented approximately 66% of our NRIA as of June 30, 2019. We also own overriding royalty interests (“ORRIs”), which burden the working interest holders’ ownership of a lease and represent the right to receive a fixed percentage of production or revenue from production from a lease. ORRIs remain in effect until the associated lease expires and are therefore not perpetual in nature. Leases primarily remain in effect by operators maintaining commercial amounts of hydrocarbon production on the lease. Leases that maintain this amount of production are often referred to as held by production. Almost all of our ORRIs relate to leases that are held by production, which makes our ORRIs effectively perpetual and substantially similar, economically, to our mineral and non-participating royalty interests. As of June 30, 2019, ORRIs represented approximately 34% of our NRIA.

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holders. Mineral and royalty owners only incur their proportionate share of severance and ad valorem taxes, as well as in some instances, processing, gathering, transportation and marketing costs. As a result, operating margins and free cash flow for a mineral and royalty interest owner are higher as a percentage of revenue than for a traditional E&P company.

In each of our Key Areas, our acreage is typically incorporated into larger drilling spacing units, which are areas designated as a unit by field spacing rules or unit designation, or otherwise combined with other acreage pursuant to an administrative permit or order. We estimate and refer to this combined acreage, whether or not formally designated as a drilling spacing unit, as “DSU acreage” and to any DSU acreage in which we are entitled to participate or expect to be entitled to participate as a result of our mineral and royalty interests as our “DSU acres.” Operators that own working interests in particular DSU acreage participate in the drilling of wellbores on such acreage to develop their oil and gas lease rights. When our acreage is incorporated into a DSU acreage position, we participate in production in such acreage with our proportional net revenue interest (“NRI”).

We define our “NRIA” as the hypothetical number of net acres in which we would own a 100% NRI, which allows us to describe our varying NRI in our properties on a normalized basis. The following diagram summarizes how to convert our DSU acreage into our proportionate NRIA:

Hypothetical DSU (640 Gross Acres) X 1% NRI = 6.4 NRIA

Our NRIA can be derived by a similar approach at the tract level, in each case represented as the hypothetical number of net acres in which we would own a 100% NRI. The following diagram summarizes how to convert our tract net mineral acres into our proportionate NRIA, assuming a standard fee simple ownership under lease:

Certain other mineral and royalty industry participants disclose their “net royalty acres.” Generally, a net royalty acre is representative of the hypothetical number of net acres in which one would own a 12.5% NRI. Our NRIA can be converted to the net royalty acre equivalent by multiplying our NRIA by eight.

As of June 30, 2019, we owned mineral and royalty interests in 11,063 NRIA. The following table summarizes our mineral and royalty interest position in our Key Areas as of June 30, 2019.

Area	DSU Acres	Weighted Average NRI(1)	NRIA(2)(3)
Delaware	374,563	1.0%	3,570
Midland	255,771	0.6%	1,525
STACK	358,419	1.6%	5,633

(1)	Represents our weighted average NRI across our DSU acreage.
(2)	Represents our gross DSU acres multiplied by our weighted average NRI across such acreage position.
(3)	Outside of our Key Areas, we own approximately 335 NRIA, substantially all of which are located in the SCOOP/Merge plays of the Anadarko Basin in Oklahoma.

Our Operators

Our acquisition activity has focused on areas where active, well-capitalized operators have expressed their intent to execute multi-year, pad-focused development programs. As of June 30, 2019, our top five operators by

NRIA were Concho Resources, ConocoPhillips, Mewbourne Oil, Occidental Petroleum and Pioneer Natural Resources, in the Permian Basin, and Cimarex Energy, Continental Resources, Devon Energy, Marathon Oil and Encana Corporation, in the STACK play. Although we are unable to determine with certainty which operators will ultimately operate our properties, we believe our top operators have made significant investments in land, leasehold and infrastructure in our Key Areas generally and the counties where we own properties specifically, which provides us reasonable assurances that they will continue to allocate drilling capital towards our properties.

Our Activity Wells and Additional Locations

We believe our production and cash flows will grow significantly as operators continue to develop the substantial inventory of horizontal drilling locations on our acreage. We divide our horizontal well inventory into four categories based on the development stage of the well or prospective well: (i) wells that have been drilled and completed, excluding wells we know to be shut in (“Producing Wells”), (ii) wells that are in the process of being drilled or are drilled but uncompleted (“DUCs”), in each case which require additional completion spending by the working interest holders, (iii) prospective wells that have been granted drilling permits and (iv) all additional assumed drilling locations (“Additional Locations”). The DUCs and the permitted wells, which we collectively refer to as “Activity Wells,” provide near-term visibility on production activity in areas where we own interests, as we have found that Activity Wells are likely to be converted into Producing Wells under a short time horizon.

Our Additional Locations represent locations on our acreage that we have identified based on RSEG’s analysis of proven horizons and on publicly available information regarding existing operator spacing and development plans. In order to identify our Additional Locations, we analyze our acreage on a tract-by-tract basis. For more information, please see “Business—Overview—Our Activity Wells and Additional Locations.”

When we analyze and incorporate spacing assumptions, our methodology centers around the total horizontal wellbores that are expected to be drilled across a single mile width. We generally refer to single mile width density assumptions on a “per mile-wide DSU” basis. Based on this framework, our Additional Locations assume (i) in the Delaware Basin, an average of 18 locations per mile-wide DSU across Wolfcamp A, Wolfcamp B, Avalon, Third Bone Spring and Second Bone Spring horizons, (ii) in the Midland Basin, an average of 20 locations per mile-wide DSU across Wolfcamp A, Wolfcamp B and Lower Spraberry horizons and (iii) in the STACK play, an average of seven locations per mile-wide DSU across the upper and lower Meramec and Woodford horizons. The table below reflects our current horizontal Producing Wells, Activity Wells and Additional Locations as of June 30, 2019 across our DSU acreage as well as net to our NRI.

			Undeveloped Locations(3)
Area(1)			Gross			Net to NRI
	Producing Wells(2)		Activity Wells		Additional Locations	Activity Wells		Additional Locations
	Gross	Net to NRI	DUCs	Permits		DUCs	Permits
Delaware	902	9.63	226	344	6,598	1.06	2.93	69.99
Midland	311	2.25	143	168	3,676	0.69	1.14	22.60
STACK	847	16.67	113	88	1,368	1.79	1.79	18.82

Total	2,060	28.55	482	600	11,642	3.54	5.86	111.41

(1)

This table excludes horizontal well inventory associated with the 335 NRIA we own outside our Key Areas. On this additional acreage, as of June 30, 2019, we had 151 Producing Wells, 31 DUCs and 16 permits (or 0.38, 0.04 and 0.05 wells, respectively, net to our NRI).

(2)	All of our proved reserves as of December 31, 2018 were associated with Producing Wells as of such date.
(3)	As of December 31, 2018, there were no proved reserves associated with our Undeveloped Locations.

Our horizontal well inventory contains a range of lateral lengths, the substantial majority of which are from 5,000 feet to 10,000 feet. We ratably convert our horizontal well inventory for modeling purposes to 7,500-foot equivalents in order to more closely approximate the amount of reservoir footage that is accessed by horizontal wells drilled on our properties. The table below reflects our current horizontal Producing Wells, Activity Wells and Additional Locations as of June 30, 2019 across our DSU acreage on an indexed basis to a 7,500-foot equivalent and on an indexed basis to a 7,500-foot equivalent net to our NRI.

			Undeveloped Locations(3)
Area(1)	Producing Wells(2)		Indexed Gross			Net to NRI (Indexed)
	Indexed Gross	Net to NRI (Indexed)	Activity Wells		Additional Locations	Activity Wells		Additional Locations
			DUCs	Permits		DUCs	Permits
Delaware	817	8.63	256	341	5,695	1.11	2.73	57.84
Midland	371	2.55	184	214	4,601	0.85	1.45	27.97
STACK	861	17.42	140	108	1,442	2.32	2.16	19.31

Total	2,049	28.60	580	663	11,738	4.28	6.34	105.12

(1)

This table excludes horizontal well inventory associated with the 335 NRIA we own outside our Key Areas. On this additional acreage, as of June 30, 2019, we had, on an indexed basis, 158 Producing Wells, 37 DUCs and 21 permits (or 0.39, 0.06 and 0.06 wells, respectively, net to our NRI) across our DSU acreage.

(2)	As of December 31, 2018, all of our proved reserves were associated with our Producing Wells.
(3)	As of December 31, 2018, there were no proved reserves associated with our Undeveloped Locations.

Historically, a substantial portion of our production and revenue has been derived from the STACK play. For the six months ended June 30, 2019, 56% of our revenue was attributable to the Anadarko Basin, including the STACK play. However, as of June 30, 2019, approximately 82% of our Additional Locations (net to our NRI and indexed to 7,500-foot equivalents) were attributable to the Permian Basin. As a result, we believe our production and revenue will reflect increasing levels of contribution from the Permian Basin given its depth of remaining well inventory over time.

We believe that there may be additional upside related to our Additional Locations. We estimate, based on RSEG’s analysis of proven horizons and on disclosures made publicly available by certain operators, it may be possible, through further downspacing and targeting additional zones, to increase average horizontal locations per mile-wide DSU in the Delaware Basin, Midland Basin and STACK play to approximately 30, 29 and nine, respectively, implying considerable upside to our Additional Locations in those areas. For example, we believe that additional prospective locations exist in the Wolfcamp C, Second Bone Spring and First Bone Spring horizons in the Delaware Basin and the Middle Spraberry, Jo Mill, Wolfcamp C and Wolfcamp D horizons in the Midland Basin on certain portions of our acreage. Based on this spacing, we estimate our Additional Locations as of June 30, 2019 in the Delaware Basin, Midland Basin and STACK play would increase to 11,444, 5,506 and 2,175 gross locations, respectively (or 117.15, 33.14 and 34.32 locations net to our NRI, respectively, an increase of 67%, 47% and 82%, respectively). Approximately 65% of these aggregate incremental Additional Locations are attributable to further downspacing and approximately 35% are attributable to the targeting of additional zones. In addition, when normalizing for lateral length of our horizontal well inventory to 7,500-foot equivalents, we estimate our Additional Locations as of June 30, 2019 in the Delaware Basin, Midland Basin and STACK play would increase to 9,957, 6,880 and 2,293 gross locations, respectively (or 97.53, 41.15 and 35.67 locations net to our NRI, respectively, an increase of 69%, 47% and 85%, respectively). In addition, certain of our operators have publicly disclosed views of horizontal locations per mile-wide DSU in excess of the additional estimated drilling locations described above, generally due to their assumption of greater well density or additional horizons.

We analyze the amount of Producing Wells on a per mile-wide DSU basis to discern our portfolio’s maturity relative to its full development potential. As of June 30, 2019, we had interests in approximately 2,060 Producing Wells in our Key Areas, representing an average of 1.6 producing horizontal wells per mile-wide DSU. As such, we believe that our portfolio is relatively immature and primed for significant potential growth based on our estimated spacing assumptions, asset quality and expected operator activity.

The following charts reflect the relative percentage of our Producing Wells, Activity Wells and Additional Locations, net to our NRI and indexed to 7,500-foot equivalents, in our Key Areas as of June 30, 2019.

Because our Key Areas have experienced an outsized share of domestic onshore development activity, the number of Producing Wells and Activity Wells has increased rapidly across our acreage, as shown in the chart below. We believe this outsized share of development activity provides visibility on expected near-term production growth. We expect this will result in continued production growth on our asset base as drilling locations are converted to Activity Wells and Activity Wells are converted to producing wells. The following charts display cumulative balances of our 7,500-foot equivalent Activity Well inventory net to our NRI owned as of June 30, 2019 from December 31, 2015 to June 30, 2019 at each period end.

We describe the conversion of horizontal permitted wells to Producing Wells as the “Activity Well conversion cycle.” We analyze the duration of the Activity Well conversion cycle, along with the number of

Activity Wells, to predict the assumed pace of development in the areas in which our interests are located. From January 1, 2016 through June 30, 2019, the average Activity Well conversion cycle was approximately nine months. Moreover, we analyze the vintage on both our DUCs and our permits to determine if our Activity Well conversion cycle is likely to change. Of the 482 DUCs in our Key Areas as of June 30, 2019, 94% were spud over the prior 12 months. Of the 600 permits in our Key Areas as of June 30, 2019, 85% were permitted over the prior 18 months.

Financial Philosophy and Acquisition Strategy

Our financial philosophy is based on returns-focused capital allocation and the preservation of a strong balance sheet through varying commodity price environments. We aim to balance the return of capital to investors with the risks and rewards of executing acquisitions that are accretive to shareholder value. In order to effect this approach, after returning capital to our shareholders through quarterly dividends of a substantial majority of our free cash flow, we intend to allocate any remaining available cash, after debt service and other needs, towards pursuing accretive acquisition opportunities. We believe the flexibility to allocate remaining available capital, including internally generated free cash flow, will be a key differentiator in our ability to maximize value for our shareholders across commodity cycles. While we expect to pay quarterly dividends in accordance with this financial philosophy, we have not adopted a formal written dividend policy to pay a fixed amount of cash each quarter or to pay an amount based on the achievement of, or derivable from, any specific financial metrics, including free cash flow. Specifically, while we intend to pay a substantial majority of our free cash flow each quarter, we have not adopted any specific targeted payout ratio based on free cash flow or any other measure. The payment of dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. See “Dividend Policy.”

Our acquisition strategy, which is focused on our Key Areas, is predicated on identifying mineral and royalty interests in areas with the most attractive development profiles for operators in an attempt to maximize the probability that drilling and production growth will occur on our acreage. Because of the capital intensity and time required by operators to fully develop their acreage, we generally do not believe current cash flow adequately captures the long-term value of the underlying mineral and royalty interests. As a result, we intend to continue our historical approach of evaluating acquisition opportunities based on their ability to create long-term value for our shareholders, including, as a factor, accretion in cash flows.

In order to facilitate our acquisition strategy, in connection with this offering, we and EnCap X will form Acquisition JV, which will be an acquisition vehicle initially with no assets through which EnCap X may fund potential acquisitions of mineral and royalty interests sourced by our management team that do not meet our acquisition criteria. EnCap X will own 100% of the capital interests in Acquisition JV and we will own a carried interest, which will entitle us to a percentage of distributions by Acquisition JV once certain return thresholds have been met. Acquisition JV will only consider acquisition opportunities that we source to it, and all sourcing will be within our sole discretion. We would expect that these sourced acquisitions will primarily consist of properties in our Key Areas that represent attractive long-term return potential but would not be expected to increase cumulative cash flows in the short term following acquisition. Because these properties are expected to be in our Key Areas, they may be suitable as future acquisition candidates for us as they are further developed. In certain circumstances a committee of our board of directors composed entirely of disinterested directors will be required to approve our decision to source opportunities to Acquisition JV. Once sourced, any acquisition made by Acquisition JV will require the approval of the board of Acquisition JV, which is controlled by EnCap X, and will be funded by EnCap X. EnCap X will be under no obligation, and may decline, to pursue any mineral interests that we source to it through Acquisition JV. In the event that we offer an opportunity to Acquisition JV and EnCap X approves such acquisition, we will facilitate the consummation of such acquisition and manage Acquisition JV’s ownership of any interests acquired subsequent to such acquisition. No members of management will own any direct interest in, receive direct compensation from, or be entitled to any distributions from Acquisition JV, other than indirectly as a result of their ownership in us. Furthermore, we will have a right of first offer on any sale of mineral and royalty interests by Acquisition JV. For more information, please see “Certain Relationships and Related Party Transactions.”

In executing our acquisition strategy, where appropriate, we may pursue certain third-party mineral and royalty interest acquisitions jointly with Acquisition JV. For example, we and Acquisition JV may jointly pursue an acquisition where we would predominantly acquire interests in properties expected to be developed in the short term and Acquisition JV would predominantly acquire interests in acreage anticipated to be developed on a longer time horizon. We believe this arrangement will give us the ability to capture an array of third-party acquisition opportunities that we would not otherwise be in a position to pursue.

Competitive Strengths

Our primary business objective is to maximize risk-adjusted total returns by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators. We believe that the following competitive strengths will allow us to successfully achieve our primary business objective:

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Our mineral and royalty interests are not subject to development or lease operating costs, which results in higher operating margins relative to E&P companies. Our mineral and royalty interests are a differentiated investment opportunity that entitle us to receive a fixed revenue interest (or royalty share) of oil, natural gas and NGLs produced from the acreage underlying our interests. As a mineral and royalty interest owner, we incur the initial cost to acquire our interests but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holder. For the six months ended June 30, 2019 and the year ended December 31, 2018, our net income was $38.1 million and $84.8 million, respectively, and our adjusted operating margin as a percentage of our oil, natural gas and NGL sales was 89% and 93%, respectively. For a full definition of adjusted operating margin and a reconciliation of it to its most directly comparable measure calculated and presented in accordance with generally accepted accounting principle in the U.S. (“GAAP”), please see “—Non-GAAP Financial Information.” This margin differentiation allows us to generate significant cash flows throughout various commodity price cycles. Furthermore, we believe our operating margins and free cash flow, as a mineral and royalty interest owner, are higher as a percentage of revenue than for a traditional E&P company because we are not subject to development or lease operating costs.

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Assets located in high-development areas under top-tier operators. Substantially all of the acreage underlying our mineral and royalty interests is located in two of the most prolific oil plays in North America, the Permian Basin in West Texas and New Mexico and the STACK play of the Anadarko Basin in Oklahoma. We believe that the low economic break-evens across multiple hydrocarbon intervals, significant well control and the presence of high-quality, well-funded operators focused on multi-well pad development make our Key Areas highly attractive development areas where we expect to continue to see significant operator activity. Our largest operators have a proven history of high operational performance and are using multi-well pad development to further drive production growth as our Key Areas enter full-field development. From January 1, 2015 to December 31, 2018, production associated with the mineral and royalty interests owned by us as of June 30, 2019 in the Delaware Basin, the Midland Basin and the STACK play grew at a CAGR of approximately 62%, 134% and 56%, respectively. Accordingly, we believe that our assets represent core acreage within each Key Area and will continue to be prioritized in operators’ development activity.

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Multi-year inventory of drilling locations located in high-development areas. As of June 30, 2019, we had interests in approximately 2,060 Producing Wells in our Key Areas, representing an average of 1.6 producing horizontal wells per mile-wide DSU, and we had identified approximately 11,642 Additional

Locations in our Key Areas. We expect that the development of these locations will drive our production and cash flow growth, without requiring any capital expenditures or lease operating expenses to realize this growth. Further, we believe the high number of Activity Wells (1,082 locations as of June 30, 2019) in relation to our existing Producing Wells (2,060 wells as of June 30, 2019) in our Key Areas increases our production growth visibility. We also believe that the historic operator activity, basin development and well performance in and around our assets provide visibility on our Additional Locations, which further facilitates our assessment of the likelihood of the continued development value of our assets. For more information, please see “Business—Overview—Our Activity Wells and Additional Locations.”

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Experienced management team that has evaluated, completed and integrated a significant number of acquisitions. Mineral and royalty interests are often passed from generation to generation, becoming more fragmented as holdings are split between multiple inheritors. As a result of this fragmentation, building a large-scale yet cohesive portfolio often requires a large volume of acquisitions. Since May 2016, our management team has completed and integrated more than 900 discrete acquisitions and has managed interests in as many as approximately 9,000 horizontal and vertical Producing Wells and Activity Wells simultaneously, which compares to interests in approximately 4,650 horizontal and vertical Producing Wells and Activity Wells as of June 30, 2019. We believe that the experience gained from and the framework developed for the evaluation, execution and integration of such a high volume of acquisitions provides us with a competitive advantage in efficiently identifying and negotiating accretive acquisitions with anticipated returns in excess of our cost of capital. We also believe that our management team has developed a reputation in the minerals industry as a responsible, efficient and reliable acquirer, which we expect will provide us with additional acquisition opportunities in our Key Areas. As such, we expect to continue to seek out accretive transactions in our Key Areas that meet our acquisition criteria, and we expect to source potential acquisitions to Acquisition JV that do not currently meet our acquisition criteria.

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Customized systems and proven asset management capabilities that are scalable for our growing business. Our team of professionals manages certain data from, and processes payment for, approximately 3,500 horizontal and vertical wells with over 170 individual payors as of June 30, 2019. We believe our systems and software are scalable, allowing us to manage and oversee additional production, revenue, well counts and tracts under our ownership, including those added from acquisitions, without adding material incremental costs. We believe this compares favorably to E&P companies, which are typically required to scale operations and personnel for acquisitions to account for the capital and operational intensity of their business models.

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Financial flexibility and strong balance sheet to fund expansion and declare dividends. We expect that we will maintain financial flexibility that allows us to continue to make opportunistic, accretive acquisitions of mineral and royalty interests. Upon the completion of this offering, we expect to have no outstanding indebtedness and $        million of liquidity, consisting of cash on hand and availability under our revolving credit facility (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements—Revolving Credit Facility”). We believe this liquidity and the significant free cash flow we expect to generate, as well as our relationship with Acquisition JV, will provide us the financial flexibility to continue to grow our business after paying quarterly dividends to our shareholders of a substantial majority of our free cash flow. For example, EnCap X will fund any acquisitions by Acquisition JV, and we will not be required to contribute to the funding of such acquisitions. As a result, Acquisition JV is expected to provide an additional source of expansion capital without requiring additional capital by us unless and until we elect to acquire any mineral and royalty interests from Acquisition JV in the future. Please note, however, that the declaration and payment of any dividends will be at the discretion of our board of directors, which may change our dividend policy at any time. Please see “Risk Factors—Risks Related to this Offering and Our Class A Shares—Fortis Minerals’ ability to pay dividends to its shareholders may be limited by its holding company structure, contractual restrictions and regulatory requirements.”

Business Strategies

We intend to accomplish our primary business objective by executing the following strategies:

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Employ our disciplined capital allocation approach that utilizes both free cash flow and external capital to grow shareholder value. Due to the unique nature of mineral and royalty interests, our business generates substantial free cash flow. For the six months ended June 30, 2019 and the year ended December 31, 2018, our cash provided by operating activities was $42.2 million and $113.4 million, respectively, and our free cash flow was $53.6 million and $114.5 million, respectively. For a definition of free cash flow and a reconciliation of free cash flow to its most directly comparable measure calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Information.” Our financial philosophy relies on the flexibility to use all capital sources available to us to maximize shareholder value. We aim to balance the return of capital to investors with the risks and rewards of executing acquisitions that are accretive to shareholder value. In order to effect this balanced approach, after returning capital to our shareholders through quarterly dividends of a substantial majority of our free cash flow, we intend to allocate our remaining available cash, after debt service and other needs, towards pursuing accretive acquisition opportunities. We believe utilizing this remaining available cash as a funding source for accretive acquisitions reduces dependency on external capital markets and will be a key differentiator in our ability to maximize value for our shareholders across commodity cycles.

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Utilize our technical capabilities and mineral acquisition expertise to acquire additional assets that meet our disciplined, return-on-capital focused criteria. Our management team has a history of successfully evaluating, completing and integrating acquisitions of mineral and royalty interests in the Permian Basin and STACK play. Since May 2016, our management team has completed more than 900 discrete acquisitions, and we intend to continue to apply our disciplined approach to identify additional mineral and royalty interest acquisition opportunities. We believe there are significant acquisition opportunities in our Key Areas, including larger-scale acquisitions in the Permian Basin that, in aggregate, represent a multi-billion dollar opportunity set. In making acquisitions, we intend to adhere to our key acquisition criteria:

•	Generate returns in excess of our cost of capital;

•	Accretive to shareholder value;

•	Top tier geology as validated by observable well history and production data;

•	Operators committed to multi-year development programs focused on pad drilling;

•	Operators making appropriate investment in area infrastructure; and

•	Diversification of ownership within our Key Areas to mitigate asset-specific concentration risk.

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Leverage our relationships with EnCap and Acquisition JV to increase the size and scope of our potential third-party acquisition targets. Upon completion of the Corporate Reorganization and this offering, affiliates of the EnCap Funds will own approximately              Class B shares, representing an aggregate of approximately         % of the voting power in Fortis Minerals, and the same number of Fortis Operating Units. EnCap has an extensive set of portfolio companies in the oil and natural gas industry, including certain portfolio companies that focus solely on acquiring and managing mineral and royalty interests. Through our relationship with EnCap, we expect that we would be a potential purchaser in the event that EnCap decides to sell any mineral or royalty interests held by any of its other portfolio companies. Additionally, because of our carried interest in Acquisition JV and our right of first offer on any sale of mineral and royalty interests owned by Acquisition JV, we expect to be in a position to opportunistically purchase mineral and royalty interests owned by it, which may be on attractive terms relative to other potential purchasers to the extent we would be entitled to a portion of the proceeds received by Acquisition JV on the carried interest. Furthermore, in executing our acquisition strategy, where appropriate, we may pursue certain third-party mineral and royalty interest acquisitions jointly with Acquisition JV. For example, we and Acquisition JV may jointly pursue an acquisition where we would predominantly acquire interests in properties expected to be developed in the short term and Acquisition JV would predominantly acquire interests in acreage anticipated to be developed on a longer time horizon. We believe this arrangement will give us the ability to capture an array of third-party acquisition opportunities that we would not otherwise be in a position to pursue.

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Maintain portfolio focus in core areas of highly economic, oil-weighted resource plays under premier operators. We have two portfolio focus areas, the Permian Basin and the STACK play. We believe that our focus in these two areas provides us with an optimal balance between basin diversification and maintaining a concentration of high-quality assets. Our Key Areas have attractive characteristics such as known and predictable geologic properties, low economic break-evens across multiple hydrocarbon intervals, significant well control and the presence of high-quality, well-funded operators focused on multi-well pad development. These attractive characteristics provide us with confidence that these areas will continue to experience outsized development activity across varying commodity price environments relative to broader U.S. onshore development.

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Maintain a conservative capital structure that positions us to create long-term value through varying commodity price environments. We are committed to maintaining a conservative capital structure that will afford us the financial flexibility to execute our business strategies through varying commodity price environments. Since mineral and royalty interests are not burdened by development costs or the lease operating costs that the working interest holders must pay, they offer increased stability in a volatile commodity price environment. We believe that this stability paired with a conservative capital structure positions us to create long-term value through varying commodity price environments. Upon completion of this offering, we expect to have no outstanding indebtedness. We believe that the proceeds from this offering, cash from operations, capital available under our revolving credit facility and access to other external capital sources will provide us with sufficient liquidity and financial flexibility to pursue our acquisition strategy and grow value for our shareholders.

Corporate Reorganization

Fortis Minerals was incorporated as a Delaware corporation in February 2019 and was converted into a Delaware limited liability company in September 2019. In connection with its conversion into a limited liability company, Fortis Minerals elected to be treated as a corporation for U.S. federal income tax purposes. Following this offering and the reorganization transactions described below, Fortis Minerals will be a holding company whose sole material asset will consist of a     % interest in Fortis Operating, which will directly or indirectly own (i) all of the outstanding equity interests in the Predecessor Companies, which were formed directly or indirectly by the EnCap Funds at various times beginning in April 2015 to pursue opportunities to acquire and manage mineral and royalty interests and together own all of our mineral and royalty interests, and (ii) a carried interest in Acquisition JV, which will entitle Fortis Operating to a percentage of distributions by Acquisition JV once certain return thresholds to EnCap X have been met. After the consummation of the transactions contemplated by this prospectus, Fortis Minerals will be the sole managing member of Fortis Operating and will be responsible for all operational, management and administrative decisions relating to Fortis Operating’s business.

In connection with this offering we intend to engage in the following transactions:

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all of the outstanding membership interests in Fortis Operating will be converted into (a) a single class of common units in Fortis Operating, which we refer to in this prospectus as “Fortis Operating Units,” and (b) the right to receive the distribution of our Class B shares described below and a pro rata portion of the cash distribution described below;

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all of the outstanding equity interests in the Predecessor Companies not previously held by Fortis Operating will be contributed by the existing owners of such Predecessor Companies to Fortis Operating in exchange for Fortis Operating Units, the right to receive the distribution of our Class B shares described below and the right to receive their pro rata portion of the cash distribution described below;

•	Fortis Administrative Services, LLC (“FAS”) will be contributed to Fortis Operating and will become its wholly owned subsidiary;

•	EnCap X and Fortis Operating will form Acquisition JV;

•	Fortis Minerals will issue Class A shares to purchasers in this offering in exchange for the proceeds of this offering;

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Fortis Minerals will contribute to Fortis Operating a number of its Class B shares equal to the number of Fortis Operating Units held by the owners of Fortis Operating following the contributions contemplated by the second bullet above, which include certain affiliates of the EnCap Funds, management and certain other investors (the “Existing Owners”), and all of the net proceeds of this offering in exchange for a number of Fortis Operating Units equal to the number of Class A shares issued in the offering;

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Fortis Operating will use a portion of the proceeds from this offering to distribute to all of the Existing Owners, generally on a pro rata basis (but as adjusted to take into account any debt encumbering the applicable Predecessor Company owned by such Existing Owner to result in the net contribution of each Existing Owner being in proportion to its interest in Fortis Operating), an aggregate amount of cash equal to                  times the initial public offering price per Class A share after underwriting discounts and commissions; and

•	Fortis Operating will distribute to each of the Existing Owners one Class B share for each Fortis Operating Unit such Existing Owner holds.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•	Fortis Minerals will own an approximate % interest in Fortis Operating;

•	the Existing Owners will own an approximate % interest in Fortis Operating;

•	investors in this offering will own all of our Class A shares, representing % of our shares; and

•	the Existing Owners will own all of our Class B shares, representing % of our shares.

We have granted the underwriters a 30-day option to purchase up to an aggregate of                  additional Class A shares. Fortis Minerals will contribute any net proceeds received from the exercise of this option in exchange for a number of additional Fortis Operating Units equal to the number of Class A shares issued pursuant to the underwriters’ option. Fortis Operating will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Fortis Operating Units (together with an equivalent number of Class B shares) equal to the number of Class A shares issued pursuant to the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full:

•	Fortis Minerals will own an approximate % interest in Fortis Operating;

•	the Existing Owners will own an approximate % interest in Fortis Operating;

•	investors in this offering will own all of our Class A shares, representing % of our shares; and

•	the Existing Owners will own all of our Class B shares, representing % of our shares.

Each of our Class A shares will have economic rights and entitle its holder to one vote on all matters to be voted on by shareholders generally. Each of our Class B shares has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our operating agreement. We do not intend to list the Class B shares on any exchange.

Following this offering, under the Second Amended and Restated Limited Liability Company Agreement of Fortis Operating (the “Fortis Operating LLC Agreement”), each holder of a Fortis Operating Unit (other than Fortis Minerals) (each, a “Fortis Operating Unit Holder”) will, subject to certain limitations, have the right (the “Redemption Right”) to cause Fortis Operating to acquire all or a portion of its Fortis Operating Units for, at Fortis Operating’s election, (i) Class A shares at a redemption ratio of one Class A share for each Fortis Operating Unit redeemed, subject to conversion rate adjustments for share splits, share dividends and reclassification and other similar transactions, or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Fortis Operating Unit Holder’s redemption election will be subject to the approval of our independent directors (within the meaning of the New York Stock Exchange (the “NYSE”) and Section 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). We will determine whether to issue Class A shares or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A shares (including trading prices for the Class A shares at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred shares) to acquire the Fortis Operating Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Fortis Minerals (instead of Fortis Operating) will have the right (the “Call Right”) to, for administrative convenience, acquire each tendered Fortis Operating Unit directly from the redeeming Fortis Operating Unit Holder for, at its election, (x) one Class A share, subject to conversion rate adjustments for share splits, share dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of Fortis Operating Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of Class B shares will be cancelled. See “Certain Relationships and Related Party Transactions—Fortis Operating LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their Class A shares, including any Class A shares issuable upon the exchange of Fortis Operating Units and an equal number of Class B shares. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)

Includes affiliates of the EnCap Funds, management and certain other investors. Please see “Security Ownership of Certain Beneficial Owners and Management” for further information regarding the interests held by the Existing Owners.

Our Principal Shareholder

Fortis Operating owns or, in connection with this offering, will acquire all of the entities through which our historical business has been owned and operated, which have previously been owned by affiliates of the EnCap Funds. EnCap was formed in 1988 and provides growth capital to independent oil and natural gas companies focused on exploration, production and midstream activities. Since its inception, EnCap has formed 21 institutional oil and natural gas investment funds with aggregate capital commitments of approximately $37 billion. EnCap is a leading provider of growth equity capital to the independent sector of the U.S. oil and natural gas industry and manages investment funds with ownership interests in us. Upon completion of our Corporate Reorganization and this offering, affiliates of the EnCap Funds will own approximately                  Class B shares, representing an aggregate of approximately     % of the voting power of Fortis Minerals, and the same number of Fortis Operating Units. Furthermore, EnCap X will own 100% of the capital interests in Acquisition JV.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as we are an emerging growth company, we may take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise generally applicable to other public companies. These exemptions include:

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an exemption from providing an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	reduced disclosure of executive compensation; and

•	an exemption from obtaining shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We will cease to be an “emerging growth company” upon the earliest of (i) when we have $1.07 billion or more in annual revenues; (ii) when we issue more than $1.0 billion of non-convertible debt over a three-year period; (iii) the last day of the fiscal year following the fifth anniversary of our initial public offering; or (iv) when we have qualified as a “large accelerated filer” under the Exchange Act.

Controlled Company Status

Because EnCap, through affiliates of the EnCap Funds, will initially hold indirectly an aggregate of approximately     % of the voting power of our shares following the completion of this offering, we expect to be a controlled company as of the completion of this offering under the Sarbanes-Oxley Act and NYSE corporate governance standards. A controlled company is not required to have a majority of independent directors on its board of directors or to form independent compensation or nominating and governance committees. We do not currently expect to have a compensation committee or a nominating and corporate governance committee. As a controlled company, we will remain subject to rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A shares is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and the applicable exchange corporate governance listing standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to any “phase-in” periods.

Principal Executive Offices

Our principal executive offices are located at 1111 Bagby Street, Suite 2150, Houston, Texas 77002, and our telephone number at that address is (844) 936-7847.

Our website address is www.fortisminerals.com. We expect to make our periodic reports and other information filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Risk Factors

An investment in our Class A shares involves risks. You should carefully consider the following considerations, the risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our Class A shares. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A shares and a loss of all or part of your investment.

Risks Related to Our Business

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Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

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We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral and royalty interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately, efficiently and timely develop and operate our acreage could have an adverse effect on our results of operations.

•	Our failure to successfully identify, complete and integrate acquisitions could adversely affect our growth and results of operations.

•	Any acquisitions of additional mineral and royalty interests that we complete will be subject to substantial risks.

•	While we expect to utilize Acquisition JV as an acquisition vehicle for mineral and royalty interests, we do not control whether Acquisition JV actually pursues opportunities we source to it.

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Our right of first offer on Acquisition JV’s mineral and royalty interests is subject to risks and uncertainties, and ultimately we may not acquire any of the mineral and royalty interests held by Acquisition JV.

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Our identified drilling locations are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. Further, our estimates of these locations are based on assumptions derived from the publicly available disclosure of our operators and industry-wide results of operations, which may not be accurate or ultimately come to fruition. As a result, there is no guarantee that our estimates will be consistent with potential drilling locations that our operators have identified or that the actual drilling activities of our operators will be materially consistent with those presently identified.

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We either have little or no control over the timing of future drilling with respect to our interests, and we are unable to determine with certainty which operators will ultimately operate our properties.

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We rely on our operators, third parties and government databases for information regarding our assets and, to the extent that information is incorrect or incomplete, our financial and operational information and projections may be incorrect.

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Substantially all of our producing properties are located in the Permian Basin and in the Anadarko Basin, making us vulnerable to risks associated with owning royalties in a limited number of geographic areas.

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Our operators may face various liquidity constraints resulting in the failure to further conduct exploration and drilling activities on our acreage. We may experience delays in the payment of royalties and be unable to replace operators that do not make required royalty payments, and we may not be able to terminate our leases with defaulting lessees if any of the operators on those leases declare bankruptcy.

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Acquisitions and our operators’ development activities of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

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Our future success depends on replacing reserves through acquisitions and the exploration and development activities of the operators of our properties. Unless we replace the oil, natural gas and NGLs produced from our properties, our results of operations and financial position could be adversely affected.

•	Project areas on our properties, which are in various stages of development, may not yield oil, natural gas or NGLs in commercially viable quantities.

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The marketability of oil, natural gas and NGL production is dependent upon transportation, pipelines, refining facilities and other infrastructure related assets, which neither we nor many of our operators control. Any limitation in the availability of those facilities or assets could interfere with our or our operators’ ability to market our or our operators’ production and could harm our business.

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Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

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If oil, natural gas and NGL prices decline, we could be required to record impairments of our proved and unproved oil, natural gas and NGL properties that would constitute a charge to earnings and reduce our shareholders’ equity.

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Conservation measures, technological advances and general concern about the environmental impact of the production and use of fossil fuels could materially reduce demand for oil, natural gas and NGLs and adversely affect our results of operations and the trading market for our Class A shares.

•	We rely on a few key individuals whose absence or loss could adversely affect our business.

•

Acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. Our operators’ failure to drill sufficient wells to hold acreage may result in the deferral of prospective drilling opportunities. In addition, our ORRIs that are not already held by production may be lost if the underlying acreage is not drilled before the expiration of the applicable lease or if the lease otherwise terminates.

•	Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

•

Oil, natural gas and NGL operations are subject to various governmental laws and regulations. Compliance with these laws and regulations can be burdensome and expensive for our operators, and failure to comply could result in our operators incurring significant liabilities, either of which may impact our operators’ willingness to develop our interests.

•

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in our operators incurring increased costs, additional operating restrictions or delays and fewer potential drilling locations.

•	Title to the properties in which we have an interest may be impaired by title defects.

Risks Related to this Offering and Our Class A Shares

•

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A shares.

•

There is no existing market for our Class A shares and the initial public offering price of our Class A shares may not be indicative of the market price of our Class A shares after this offering. In addition, an active, liquid and orderly trading market for our Class A shares may not develop or be maintained, and our share price may be volatile.

•	EnCap will have the ability to direct a majority of the voting power of our shares, and its interests may conflict with those of our other shareholders.

•	Investors in this offering will experience immediate and substantial dilution of $ per Class A share.

•

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors and the approval of conflicted transactions that differ from the DGCL in a manner that may be less protective of the interests of our Class A shareholders.

•	Fortis Minerals’ ability to pay dividends to its shareholders may be limited by its holding company structure, contractual restrictions and regulatory requirements.

•

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

•	We expect to be a “controlled company” and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

•

The U.S. federal income tax treatment of distributions on our Class A shares to a holder will depend upon our tax attributes and the holder’s tax basis in our shares, which are not necessarily predictable and can change over time, and could cause taxable gain or loss on the sale of our Class A shares to be more or less than expected.

The Offering

Issuer	Fortis Minerals, LLC.

Class A shares offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional Class A shares to the extent the underwriters sell more than Class A shares in this offering.

Class A shares outstanding immediately after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Class B shares outstanding immediately after this offering	shares (or shares if the underwriters’ exercise in full their option to purchase additional shares), or one share for each Fortis Operating Unit held by the Fortis Operating Unit Holders immediately following this offering. Class B shares are non-economic. In connection with any redemption of Fortis Operating Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of Class B shares will be cancelled.

Voting power of Class A shares after giving effect to this offering	% (or 100% if all outstanding Fortis Operating Units held by the Fortis Operating Unit Holders were redeemed (along with the cancellation of a corresponding number of our Class B shares) for newly issued Class A shares on a one-for-one basis).

Voting power of Class B shares after giving effect to this offering	% (or 0% if all outstanding Fortis Operating Units held by the Fortis Operating Unit Holders were redeemed (along with the cancellation of a corresponding number of Class B shares) for newly issued Class A shares on a one-for-one basis). Upon completion of this offering the Existing Owners will initially own Class B shares, representing approximately % of the voting power of the Company.

Voting rights	Each Class A share and Class B share entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our operating agreement. See “Description of Shares.”

Use of proceeds	We expect to receive approximately $ million of net proceeds, based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $        million.

We intend to contribute all of the net proceeds from this offering to Fortis Operating in exchange for Fortis Operating Units. Fortis Operating will use the net proceeds (i) to repay the outstanding indebtedness under our revolving credit facility, (ii) to distribute to all of the Existing Owners, generally on a pro rata basis (but as adjusted to take into account any debt encumbering the applicable Predecessor Company owned by such Existing Owner to result in the net contribution of each Existing Owner being in proportion to its interest in Fortis Operating), an aggregate amount of cash equal to times the initial public offering price per share after underwriting discounts and commissions and (iii) to fund future acquisitions of mineral and royalty interests. Please read “Use of Proceeds.”

If the underwriters exercise their option to purchase additional Class A shares in full, the additional net proceeds to us would be approximately $ million, based on an assumed initial offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount. We intend to contribute all of the net proceeds therefrom to Fortis Operating in exchange for an additional number of Fortis Operating Units equal to the number of Class A shares issued pursuant to the underwriters’ option. Fortis Operating will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Fortis Operating Units (together with an equivalent number of Class B shares) equal to the number of Class A shares issued pursuant to the underwriters’ option to purchase additional shares. Please read “Use of Proceeds.”

Dividend policy	We expect to pay quarterly dividends of a substantial majority of our free cash flow on our Class A shares and allocate any remaining available cash, after debt service and other needs, towards pursuing accretive acquisition opportunities. The declaration and payment of any dividends will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Future dividend levels will depend on the earnings of our subsidiaries, including Fortis Operating, their financial condition, cash requirements, regulatory restrictions, any restrictions in financing agreements (including our revolving credit facility) and other factors deemed relevant by the board. Please read “Dividend Policy.”

Redemption Rights of Fortis Operating Unit Holders	Under the Fortis Operating LLC Agreement, each Fortis Operating Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Fortis Operating to acquire all or a portion of its Fortis Operating Units for, at Fortis Operating’s election, (i) Class A shares at a redemption ratio of one Class A share for each Fortis Operating Unit redeemed, subject to conversion rate adjustments for share splits, share dividends and reclassification and other similar transactions, or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Fortis Operating Unit Holder’s redemption election will be subject to the approval of our independent directors (within the meaning of the NYSE and Section 10A-3 of the Exchange Act). Alternatively, upon the exercise of the Redemption Right, Fortis Minerals (instead of Fortis Operating) will have the right, pursuant to the Call Right, to acquire each tendered Fortis Operating Unit directly from the redeeming Fortis Operating Unit Holder for, at its election, (x) one Class A share, subject to conversion rate adjustments for share splits, share dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of Fortis Operating Units pursuant to the Redemption Right or acquisition pursuant our Call Right, the corresponding number of Class B shares will be cancelled. See “Certain Relationships and Related Party Transactions—Fortis Operating LLC Agreement.”

Directed Share Program	The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A shares being offered by this prospectus (excluding the Class A shares that may be issued upon the underwriters’ exercise of their option to purchase additional Class A shares) for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A shares in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. The sales of shares pursuant to the directed share program will be made by , an underwriter of this offering. See “Underwriting.”

Listing and trading symbol	We have applied to list our Class A shares on the NYSE under the symbol “NRI.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A shares.

The information above does not include                  Class A shares reserved for issuance pursuant to our Long Term Incentive Plan (the “LTIP”).

Summary Historical and Pro Forma Financial Data

Fortis Minerals was incorporated as a Delaware corporation in February 2019 and was converted into a Delaware limited liability company in September 2019. Fortis Minerals does not have historical financial operating results. The following table shows summary historical and pro forma combined financial data, for the periods and as of the dates indicated, of our Predecessor, which represents the Predecessor Companies and their predecessors, as applicable, on a combined basis, as the combination of the Predecessor Companies in our Corporate Reorganization will be accounted for as an acquisition of entities under common control. The summary historical combined financial data of our Predecessor as of and for the years ended December 31, 2018 and 2017 were derived from the audited historical combined financial statements of our Predecessor included elsewhere in this prospectus. The summary unaudited historical combined financial data of our Predecessor as of and for the six months ended June 30, 2019 and 2018 were derived from the unaudited interim historical combined financial statements of our Predecessor included elsewhere in this prospectus.

The summary unaudited pro forma statement of operations data for the year ended December 31, 2018 and the six months ended June 30, 2018 has been prepared to give pro forma effect to (i) the STM Redemption (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations to the Historical Results of Operations—STM Redemption”), (ii) the Malaga Spin-Off (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations to the Historical Results of Operations—Malaga Spin-Off”), (iii) the reorganization transactions described under “Corporate Reorganization” and (iv) this offering and the application of the net proceeds therefrom, as if each had been completed on January 1, 2018. The summary unaudited pro forma statement of operations and balance sheet data as of and for the six months ended June 30, 2019 have been prepared to give pro forma effect to (i) the reorganization transactions described under “Corporate Reorganization” and (ii) this offering and the application of the net proceeds therefrom, as if each had been completed on January 1, 2018, in the case of the statement of operations data, and on June 30, 2019, in the case of the balance sheet data. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the dates indicated and does not purport to be indicative of our financial position or results of operations as of any future date or for any future period.

For a detailed discussion of the summary historical financial data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and the historical and pro forma financial statements of our Predecessor included elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Predecessor Historical				Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2018
	2019	2018	2018	2017	2019	2018
	(In thousands, except per share data)
Statement of Operations Data:
Revenue:
Oil, natural gas, and NGL sales	$67,349	$72,577	$139,824	$66,766	$	$	$
Lease bonus and other	441	1,261	2,792	1,280
Gain on commodity derivative instruments	1,421	—	—	—

Total revenues	69,211	73,838	142,616	68,046

Operating costs and expenses:
Production and ad valorem taxes	4,057	2,795	5,772	2,290
Processing, transportation, and other	3,748	3,569	6,916	3,327
Depletion	15,860	16,366	31,936	18,965
Impairment of oil and natural gas properties	—	—	98	516
Loss (gain) on disposition of assets	823	(825)	(825)	(675)
General and administrative (related party)	4,010	3,576	7,648	6,810
General and administrative—other	171	518	945	395

Total operating cost and expenses	28,669	25,999	52,490	31,628

Operating income	40,542	47,839	90,126	36,418

Other income (expense):
Interest income	5	13	38	25
Interest expense	(2,646)	(1,845)	(5,189)	(206)
Income tax expense	168	—	(234)	—
Other	64	23	70	(10)

Total other income (expense)	(2,409)	(1,809)	(5,315)	(191)

Net income	$38,133	$46,030	$84,811	$36,227	$	$	$

Less: Net income attributable to temporary equity

Net income attributable to Fortis Minerals, LLC					$	$	$

Net income per common share:
Basic
Diluted
Weighted average common shares outstanding:
Basic
Diluted

	Predecessor Historical				Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2018
	2019	2018	2018	2017	2019	2018
	(In thousands, except per share data)
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$42,224	$46,916	$113,434	$39,684	$	$	$
Investing activities	$(41,125)	$(42,346)	$(116,337)	$(373,078)	$	$	$
Financing activities	$(7,556)	$(5,096)	$(2,002)	$321,079	$	$	$
Balance Sheet Data (at period end):
Cash and cash equivalents	$7,597	$18,433	$14,054	$18,959	$
Total assets	$734,892	$682,604	$715,115	$660,015	$
Long-term debt	$88,000	$5,000	$69,975	$—	$
Total liabilities	$90,862	$7,823	$76,885	$1,176	$
Total equity	$644,030	$674,781	$638,230	$658,839	$
Other Financial Data:
Adjusted operating margin(1)	$60,130	$67,474	$129,928	$62,429	$	$	$
Adjusted EBITDA(1)	$55,949	$63,380	$121,335	$55,224	$	$	$
Free cash flow(1)	$53,629	$61,627	$114,539	$55,178	$	$	$

(1)

Please read “—Non-GAAP Financial Information” below for the definitions of adjusted operating margin, adjusted EBITDA and free cash flow and a reconciliation of each of these measures to our most directly comparable financial measure calculated and presented in accordance with GAAP.

Non-GAAP Financial Information

We define adjusted operating margin as net income (loss) before change in fair value of open commodity instruments, depletion, impairment of oil and natural gas properties, general and administrative expense, interest income, interest expense, income tax expense, other income and gain or loss on disposition of assets. We define adjusted EBITDA as net income (loss) before change in fair value of open commodity instruments, depletion, impairment of oil and natural gas properties, interest income, interest expense, income tax expense, other income and gain or loss on disposition of assets. Adjusted operating margin and adjusted EBITDA are non-GAAP supplemental financial measures used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term without regard to financing methods, capital structure or historical cost basis. Adjusted operating margin also provides additional information regarding the profitability of our assets without the burden of general and administrative expenses.

We define free cash flow as cash provided by operating activities before changes in operating assets and liabilities. Free cash flow is a supplemental non-GAAP financial measure, and management believes that it is a useful indicator of the amount of cash that we can use, subject to our other capital needs, including repayment of our indebtedness, to return capital to our shareholders and to fund potential acquisitions without the need to access external sources of financing for such purposes. Accordingly, to the extent we intend to fund acquisitions using cash in excess of any remaining free cash flow after other uses, we intend to fund such acquisitions with external sources of capital. Furthermore, although we expect to pay quarterly dividends in accordance with our financial philosophy, we have not adopted a formal written dividend policy based on the achievement of, or derivable from, any specific financial metrics such as free cash flow. Specifically, while we intend to consider free cash flow in connection with dividend determinations, we have not adopted any specific targeted payout ratio based on free cash flow or any other measure. See “Dividend Policy” for more information.

Adjusted operating margin, adjusted EBITDA and free cash flow do not represent and should not be considered alternatives to, or more meaningful than, net income, cash provided by operating activities or any other financial measure calculated and presented in accordance with GAAP. Adjusted operating margin, adjusted EBITDA and free cash flow have important limitations as analytical tools because they exclude some items that affect net income or cash provided by operating activities, as applicable. For example, free cash flow does not represent residual cash flow available for discretionary expenditures, because we may, from time to time, be required to use some or all of our free cash flow to fund debt service obligations or other non-discretionary expenditures. Our computations of adjusted operating margin, adjusted EBITDA and free cash flow may differ from computations of similarly titled measures of other companies. For example, many companies that own working interests in oil and gas properties deduct drilling and completion capital expenditures from their calculation of free cash flow. Since our mineral and royalty interests are not subject to any capital costs for development, such as drilling and completion costs, our calculation of free cash flow does not reflect such costs.

The table below presents a reconciliation of adjusted operating margin, adjusted EBITDA and free cash flow to the most directly comparable GAAP financial measure for the periods indicated.

	Predecessor Historical				Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2018
	2019	2018	2018	2017	2019	2018
	(In thousands)
Reconciliation to net income:
Net income	$38,133	$46,030	$84,811	$36,227	$	$	$
Add:
Depletion	15,860	16,366	31,936	18,965
Impairment of oil and natural gas properties	—	—	98	516
General and administrative (related party and other)	4,181	4,094	8,593	7,205
Interest expense	2,646	1,845	5,189	206
Other expense (income)	(64)	(23)	(70)	10
Income tax expense (benefit)	(168)	—	234	—
Less:
Interest income	5	13	38	25
(Loss) gain on disposition of assets	(823)	825	825	675
Unrealized gain on commodity derivative instruments	$1,276	$—	$—	$—	$	$	$

Adjusted operating margin	$60,130	$67,474	$129,928	$62,429	$	$	$
Less:

	Predecessor Historical				Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2018
	2019	2018	2018	2017	2019	2018
	(In thousands)
General and administrative (related party and other)	4,181	4,094	8,593	7,205

Adjusted EBITDA	$55,949	$63,380	$121,335	$55,224	$	$	$

Reconciliation to cash provided by operating activities:
Cash provided by operating activities	$42,224	$46,916	$113,434	$39,684
Add:
Changes in operating assets and liabilities	11,405	14,711	1,105	15,494

Free cash flow	$53,629	$61,627	$114,539	$55,178

Summary Reserve Data

The following table sets forth estimates of our proved oil, natural gas and NGL reserves as of December 31, 2018 based on a reserve report prepared by Ryder Scott. The reserve report was prepared in accordance with the rules and regulations of the SEC. You should refer to “Risk Factors,” “Business—Oil, Natural Gas and NGLs Data—Reserves,” “Business—Oil, Natural Gas and NGLs Production, Prices and Costs—Production and Price History,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included herein in evaluating the material presented below.

December 31, 2018(1)
Estimated proved reserves:
Oil (MBbls)	7,282
Natural gas (MMcf)	38,321
NGLs (MBbls)	4,519

Total (MBoe)	18,187
Percent proved developed producing(2)	100%
Oil and Natural Gas Prices:
Oil—WTI posted price per Bbl	$65.56
Natural gas—Henry Hub spot price per Mcf	$3.10

(1)

Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average West Texas Intermediate (“WTI”) posted price of $65.56 per Bbl as of December 31, 2018 was adjusted for quality, transportation fees and a regional price differential. NGL prices varied by basin from 29% to 41% of the WTI posted price. For gas volumes, the average Henry Hub spot price of $3.10 per Mcf as of December 31, 2018 was adjusted for energy content, transportation fees and a regional price differential. All prices do not give effect to derivative transactions and are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $62.18 per Bbl of oil, $23.47 per Bbl of NGL and $2.45 per Mcf of gas as of December 31, 2018.

(2)	As of December 31, 2018, we did not have any PUD or non-producing reserves.

RISK FACTORS

Investing in our Class A shares involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” and the following risks before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals. As a result, the trading price of our Class A shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

Our revenues, operating results, cash flows and the carrying value of our mineral and royalty interests depend significantly upon the prevailing prices for oil, natural gas and NGLs. Historically, oil, natural gas and NGL prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, including:

•	the domestic and foreign supply of and demand for oil, natural gas and NGLs;

•	market expectations about future prices of oil, natural gas and NGLs;

•	the level of global oil, natural gas and NGL exploration and production;

•	the cost of exploring for, developing, producing and delivering oil, natural gas and NGLs;

•	the price and quantity of foreign imports and U.S. exports of oil, natural gas and NGLs;

•	the level of U.S. domestic production;

•	political and economic conditions in oil producing regions, including the Middle East, Africa, South America and Russia;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	trading in oil, natural gas and NGL derivative contracts;

•	the level of consumer product demand;

•	weather conditions and natural disasters;

•	technological advances affecting energy consumption, energy storage and energy supply;

•	domestic and foreign governmental regulations and taxes;

•

the continued threat of terrorism and the impact of military and other action, including U.S. military operations in the Middle East and economic sanctions, such as those imposed by the U.S. on oil and gas exports from Iran;

•	the proximity, cost, availability and capacity of oil, natural gas and NGL pipelines and other transportation facilities;

•	the price and availability of alternative fuels; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and NGL price movements with any certainty. For example, since January 1, 2014, the posted price for WTI light sweet crude oil has ranged from a low of $26.19 per Bbl in February 2016 to a high of $107.95 per Bbl in June 2014, and the Henry Hub spot market price of natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $8.15 per MMBtu in February 2014.

Any substantial decline in the price of oil, natural gas and NGLs or prolonged period of low commodity prices will materially adversely affect our business, financial condition, results of operations and cash flows. In addition, lower oil, natural gas and NGL prices may reduce the amount of oil, natural gas and NGLs that can be produced economically by our operators, which may reduce our operators’ willingness to develop our properties. This may result in our having to make substantial downward adjustments to our estimated proved reserves, which could negatively impact our borrowing base and our ability to fund our operations. Our operators could also determine during periods of low commodity prices to shut in or curtail production from wells on our properties. In addition, they could determine during periods of low commodity prices to plug and abandon marginal wells that otherwise may have been allowed to continue to produce for a longer period under conditions of higher prices. Specifically, they may abandon any well if they reasonably believe that the well can no longer produce oil, natural gas or NGLs in commercially paying quantities.

We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral and royalty interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately, efficiently and timely develop and operate our acreage could have an adverse effect on our results of operations.

Our assets primarily consist of mineral and royalty interests. Because we depend on third-party operators for all of the exploration, development and production on our properties, we have little to no control over the operations related to our properties. For the year ended December 31, 2018 and the six months ended June 30, 2019, we received revenue from over 170 operators, with approximately 59% and 62% coming from the top three operators on our properties, respectively. The failure of our operators to adequately or efficiently perform operations or an operator’s failure to act in ways that are in our best interests could reduce production and revenues. Our operators are often not obligated to undertake any development activities other than those required to maintain their leases on our acreage. In the absence of a specific contractual obligation, any development and production activities will be subject to their reasonable discretion (subject to certain implied obligations to develop imposed by the laws of some states). Our operators could determine to drill and complete fewer wells on our acreage than is currently expected. The success and timing of drilling and development activities on our properties, and whether the operators elect to drill any additional wells on our acreage, depends on a number of factors that are largely outside of our control, including:

•	the capital costs required for drilling activities by our operators, which could be significantly more than anticipated;

•	the ability of our operators to access capital;

•	prevailing commodity prices;

•	the availability of suitable drilling equipment, production and transportation infrastructure and qualified operating personnel;

•	the operators’ expertise, operating efficiency and financial resources;

•	approval of other participants in drilling wells;

•	the operators’ expected return on investment in wells drilled on our acreage as compared to opportunities in other areas;

•	our operators’ allocation of capital amongst their properties, including those where we may not own any interests;

•	the selection of technology;

•	the selection of counterparties for the marketing and sale of production; and

•	the rate of production of the reserves.

The operators may elect not to undertake development activities, or may undertake these activities in an unanticipated fashion, which may result in significant fluctuations in our results of operations and cash flows. Sustained reductions in production by the operators on our properties may also adversely affect our results of operations and cash flows. Additionally, if an operator were to experience financial difficulty, the operator might not be able to pay its royalty payments or continue its operations, which could have a material adverse impact on us.

Our failure to successfully identify, complete and integrate acquisitions could adversely affect our growth and results of operations.

We depend partly on acquisitions to grow our reserves, production and cash flows. Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic data, and other information, the results of which are often inconclusive and subject to various interpretations. The successful acquisition of properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil, natural gas and NGL prices and their applicable differentials;

•	development plans;

•	the capital and operating costs our operators would incur to develop and operate the properties; and

•	potential environmental and other liabilities that operators of the properties may incur.

The accuracy of these assessments is inherently uncertain and we may not be able to identify attractive acquisition opportunities. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices, given the nature of our interests. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition on commercially acceptable terms or at all.

There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our ability to complete acquisitions (including acquisitions from Acquisition JV) may be dependent upon, among other things, our ability to obtain debt and equity financing. In addition, these acquisitions may be in geographic regions in which we do not currently hold properties, which could subject us to additional and unfamiliar legal and regulatory requirements. Further, the success of any completed acquisition will depend on our ability to integrate effectively the acquired assets into our existing operations. The process of integrating acquired assets may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources.

No assurance can be given that we will be able to identify suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to successfully integrate the acquired businesses and assets into our existing operations or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition, results of operations and cash flows. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our growth, results of operations and cash flows.

Any acquisitions of additional mineral and royalty interests that we complete will be subject to substantial risks.

Even if we do make acquisitions that we believe will increase our cash generated from operations, these acquisitions may nevertheless result in a net decrease in our cash flows from operations. Any acquisition (including any acquisition from Acquisition JV) also involves other potential risks, including, among other things:

•

the validity of our assumptions about estimated proved reserves, future production, prices, revenues, capital expenditures, the operating expenses and costs our operators would incur to develop the minerals;

•	a decrease in our liquidity by using a significant portion of our cash generated from operations or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which any indemnity we receive is inadequate;

•	mistaken assumptions about the overall cost of equity or debt;

•	our ability to obtain satisfactory title to the assets we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets; and

•	the occurrence of other significant changes, such as impairment of oil and natural gas properties, goodwill or other intangible assets, asset devaluation or restructuring charges.

While we expect to utilize Acquisition JV as an acquisition vehicle for mineral and royalty interests, we do not control whether Acquisition JV actually pursues opportunities we source to it.

The decision whether to pursue opportunities that we source to Acquisition JV will be made by Acquisition JV’s board, which is controlled by EnCap X. While EnCap X has committed to fund up to $             for acquisition opportunities sourced to Acquisition JV, EnCap X’s control of the board of managers of Acquisition JV will generally allow it to unilaterally determine which, if any, of the acquisition opportunities we source to it that Acquisition JV will pursue and that EnCap X will fund. As such, EnCap X will be under no obligation, and may decline, to pursue any mineral interests that we source to it through Acquisition JV.

Our right of first offer on Acquisition JV’s mineral and royalty interests is subject to risks and uncertainties, and ultimately we may not acquire any of the mineral and royalty interests held by Acquisition JV.

In connection with the closing of this offering, Acquisition JV, which is controlled by EnCap X, will grant us a right of first offer on any sale of its mineral and royalty interests. The consummation and timing of any acquisition by us of the mineral and royalty interests covered by our right of first offer will depend upon, among other things, our ability to reach an agreement with EnCap X on terms, including the price, and our ability to obtain financing for such acquisitions on acceptable terms. Moreover, our right to purchase mineral and royalty interests owned by Acquisition JV under the right of first offer is only triggered if Acquisition JV decides to sell such assets. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Acquisition JV is under no obligation to accept any offer that we may make. Additionally, we may decide not to exercise our right of first offer when we are permitted to do so, and our decision will not be subject to shareholder approval. Please see “Certain Relationships and Related Party Transactions—Acquisition JV LLC Agreement.”

Our identified drilling locations are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. Further, our estimates of these locations are based on assumptions derived from the publicly available disclosure of our operators and industry-wide results of operations, which may not be accurate or ultimately come to fruition. As a result, there is no guarantee that our estimates will be consistent with potential drilling locations that our operators have identified or that the actual drilling activities of our operators will be materially consistent with those presently identified.

The ability of our operators to drill and develop additional drilling locations depends on a number of uncertainties, including the availability of capital, construction of and limitations on access to infrastructure, inclement weather, regulatory changes and approvals, oil, natural gas and NGL prices, costs, drilling results and the availability of water. We calculate our Additional Locations utilizing information that we deem relevant. For more information, please see “Business—Overview—Our Activity Wells and Additional Locations.” Such estimates may not be accurate and the ultimate number of wells drilled on our properties may be lower than expected. The use of technologies and the study of producing fields in the same area will not enable our operators to know conclusively prior to drilling whether oil, natural gas or NGLs will be present or, if present, whether oil, natural gas or NGLs will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil or natural gas exist, our operators may damage the potentially productive hydrocarbon-bearing formation or experience mechanical difficulties while drilling or completing the well, possibly resulting in a reduction in production from the well or abandonment of the well. If our operators drill additional wells that they identify as dry holes in current and future drilling locations, their drilling success rate may decline and materially harm their business as well as ours.

We cannot assure you that the analogies our operators draw from available data from the wells on our acreage, more fully explored locations or producing fields or industry estimates we use will be applicable to our drilling locations. Further, initial production rates reported by our or other operators in the areas in which our reserves are located may not be indicative of future or long-term production rates. Because of these uncertainties, we do not know if the Additional Locations we have identified will ever be drilled or if our operators will be able to produce oil, natural gas or NGLs from these locations. As such, the actual drilling activities of our operators may materially differ from those presently identified, which could adversely affect our business, results of operation and cash flows.

Additionally, the Additional Locations we have identified are based in part on the geologic and other data available to us and our interpretation of such data. As a result, there is no guarantee that our estimates will be consistent with potential drilling locations that our operators have identified, because our operators may have reached different conclusions about the potential drilling locations on our properties, and our operators control the ultimate decision as to where and when a well is drilled.

We either have little or no control over the timing of future drilling with respect to our interests, and we are unable to determine with certainty which operators will ultimately operate our properties.

We have little or no control over whether our properties will be developed. Recovery of oil and natural gas underlying our properties requires significant capital expenditures and successful drilling operations, and the decision to pursue development of a potential drilling location will be made by our operators and not by us. There is no guarantee that our operators will fund capital expenditures and development at the pace we have assumed or that the results of the development will be as estimated. Increases in costs to drill and develop our properties, or decreases in commodity prices may result in the delay of the development of our properties or may result in some projects becoming uneconomical. If there are delays in drilling our properties, our Activity Wells may not be converted to Producing Wells in a timeframe consistent with our historic conversion cycles, and the permits on our Activity Wells may expire if those wells are not further developed within a specified period of time. Furthermore, recently operators have increasingly focused on operating within cash flows. As a result, in environments where costs to produce are high or commodity prices are depressed, our operators may halt or reduce drilling on our properties.

Additionally, when we evaluate acquisition opportunities and the likelihood of the successful and complete development of our properties, we consider which companies we expect to operate our properties. Historically, many of our properties have been operated by active, well-capitalized operators that have expressed their intent to execute multi-year, pad-focused development programs. There is no guarantee, however, that such operators will become or remain the operators on our properties or that their development plans will not change. To the extent our operators fail to perform at the levels projected or the operators of our properties sell their working interests to, are merged with, or are acquired by, another operator that lacks the same level of capitalization or experience, it could adversely affect our business and expected cash flows.

We rely on our operators, third parties and government databases for information regarding our assets and, to the extent that information is incorrect or incomplete, our financial and operational information and projections may be incorrect.

As an owner of mineral and royalty interests, we rely on the operators of the properties to notify us of information regarding production on our properties in a timely and complete manner, as well as the accuracy of information obtained from third parties and government databases. We use this information to evaluate our operations and cash flows, as well as to predict our expected production and possible future locations. To the extent we do not timely receive this information or the information is incomplete or incorrect, our results may be incorrect and our ability to project potential growth may be materially adversely affected. Furthermore, to the extent we have to update any publicly disclosed results or projections made in reliance on this incorrect or incomplete information, investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A shares.

Substantially all of our producing properties are located in the Permian Basin and in the Anadarko Basin, making us vulnerable to risks associated with owning royalties in a limited number of geographic areas.

Substantially all of our properties are geographically concentrated in the Permian Basin and in the Anadarko Basin. As a result of this concentration, we and our operators may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, availability of equipment and personnel, water shortages or other drought-related conditions or interruption of the processing or transportation of oil, natural gas or NGLs. Specifically, for example, drought conditions in Texas resulted in certain local water districts restricting the use of water for hydraulic fracturing; limited takeaway capacity in the Permian Basin caused by logistical and infrastructure constraints at the Cushing, Oklahoma transport hub, resulting in an oversupply of oil and lower realized prices; and allegations related to seismic activity and the potential for increased regulatory obligations and limitations resulting therefrom in the Anadarko Basin.

Our operators may face various liquidity constraints resulting in the failure to further conduct exploration and drilling activities on our acreage. We may experience delays in the payment of royalties and be unable to replace operators that do not make required royalty payments, and we may not be able to terminate our leases with defaulting lessees if any of the operators on those leases declare bankruptcy.

Constraints on the liquidity of our operators may result in delays or the cessation of exploration and drilling activities on our acreage. We have no control over the liquidity of our operators and our acreage may not be further developed as a result of any potential deterioration of our operators’ financial condition. Liquidity constraints could result in a delay or the failure of our operators to make royalty payments.

A failure on the part of the operators to make royalty payments on our mineral interests may give us the right to terminate the lease, repossess the property and enforce payment obligations under the lease. If we repossessed any of our properties, we would seek a replacement operator. However, we might not be able to find a replacement operator and, if we did, we might not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, the outgoing operator could be subject to a proceeding under Title 11 of the United States Code (the “Bankruptcy Code”), in which case our right to enforce or terminate the lease for any defaults, including non-payment, may be substantially delayed or otherwise impaired. In general, in a proceeding under the Bankruptcy Code, the bankrupt operator would have a substantial period of time to decide whether to ultimately reject or assume the lease, which could prevent the execution of a new lease or the assignment of the existing lease to another operator. In the event that the operator rejected the lease, our ability to collect amounts owed would be substantially delayed, and our ultimate recovery may be only a fraction of the amount owed or nothing. In addition, if we are able to enter into a new lease with a new operator, the replacement operator may not achieve the same levels of production or sell oil, natural gas or NGLs at the same price as the operator it replaced.

Acquisitions and our operators’ development activities of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in connection with the acquisition of mineral and royalty interests. In the future, we may need capital in excess of the amounts we retain in our business or borrow under our revolving credit facility. We cannot assure you that we will be able to access external capital on terms favorable to us or at all. If we are unable to fund our capital requirements, we may be unable to complete acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our results of operation and cash flows.

Many of our operators are also dependent on the availability of external debt and equity financing sources to maintain or grow their drilling programs. If those financing sources are not available to the operators on favorable terms or at all, then we expect the development of our properties to be adversely affected. Furthermore, operators are increasingly expressing their intention to operate within cash flows, which could result in a reduction to their capital budgets in response to decreased commodity prices. If the development of our properties is adversely affected, then revenues from our mineral and royalty interests may decline.

Our future success depends on replacing reserves through acquisitions and the exploration and development activities of the operators of our properties. Unless we replace the oil, natural gas and NGLs produced from our properties, our results of operations and financial position could be adversely affected.

Producing oil and natural gas wells are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil, natural gas and NGL reserves and our operators’ production thereof and our cash flows are highly dependent on the successful development and exploitation of our current reserves and our ability to successfully acquire additional reserves that are economically recoverable. Moreover, the production decline rates of our properties may be significantly higher than currently estimated if the wells on our properties do not produce as expected. We may also not be able to find, acquire or develop additional reserves to replace the current and future production of our properties at economically acceptable terms. Aside from acquisitions, we have little to no control over the exploration and development of our properties. If we are not able to replace or grow our oil, natural gas and NGL reserves, our business, financial condition and results of operations would be adversely affected.

Project areas on our properties, which are in various stages of development, may not yield oil, natural gas or NGLs in commercially viable quantities.

Project areas on our properties are in various stages of development, ranging from project areas with current drilling or production activity to project areas that have limited drilling or production history. If the wells in the process of being completed do not produce sufficient revenues or if dry holes are drilled, our financial condition, results of operations and cash flows may be adversely affected.

The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies or personnel may restrict or result in increased costs for operators related to developing and operating our properties.

The oil and natural gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials (particularly water and sand and other proppants), supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase and demand for, and wage rates of, qualified drilling rig crews also rise with increases in demand. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. In accordance with customary industry practice, our operators rely on independent third-party service providers to provide many of the services and equipment necessary to drill new wells. If our operators are unable to secure a sufficient number of drilling rigs at reasonable costs, our financial condition and results of operations could suffer. Shortages of drilling rigs, equipment, raw materials, supplies, personnel, trucking services, tubulars, fracking and completion services and production equipment could delay or restrict our operators’ exploration and development operations, which in turn could have a material adverse effect on our financial condition, results of operations and cash flows.

The marketability of oil, natural gas and NGL production is dependent upon transportation, pipelines, refining facilities and other infrastructure related assets, which neither we nor many of our operators control. Any limitation in the availability of those facilities or assets could interfere with our or our operators’ ability to market our or our operators’ production and could harm our business.

The marketability of our or our operators’ production depends in part on the availability, proximity and capacity of pipelines, tanker trucks and other transportation methods, processing and refining facilities and other infrastructure assets owned by third parties. The amount of oil that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on these systems, tanker truck availability and extreme weather conditions. Also, production from the wells on our acreage may be insufficient to support the construction of pipeline facilities, and the shipment of our or our operators’ oil, natural gas and NGLs on third-party pipelines may be curtailed or delayed if it does not meet the quality specifications of the pipeline owners. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we or our operators are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or transportation, processing or refining-facility capacity could reduce our or our operators’ ability to market the production from our properties and have a material adverse effect on our financial condition, results of operations and cash flows. Our or our operators’ access to transportation options and the prices we or our operators receive can also be affected by federal and state regulation—including regulation of oil, natural gas and NGL production, transportation and pipeline safety—as well by general economic conditions and changes in supply and demand. In addition, the third parties on whom we or our operators rely for transportation services are subject to complex federal, state, tribal and local laws that could adversely affect the cost, manner or feasibility of conducting our business.

Our derivative activities could result in financial losses and reduce earnings.

In connection with our entrance into our revolving credit facility, we entered into certain swap transactions to satisfy the hedging obligations under such facility. In the future we may use these or other derivative instruments to hedge our future oil, natural gas and NGL production, including fixed price swaps, collars and basis swaps, to mitigate the risk and resulting impact of commodity price volatility. However, these hedging activities may not be as effective as we intend in reducing the volatility of our cash flows and, if entered into, are subject to the risks that the terms of the derivative instruments will be imperfect, a counterparty may not perform its obligations under a derivative contract, there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received, our hedging policies and procedures may not be properly followed and the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved. Further, we may be limited in receiving the full benefit of increases in oil, natural gas and NGL prices as a result of these hedging transactions. The occurrence of any of these risks could prevent us from realizing the benefit of a derivative contract. Further, any hedging activities we may undertake would not likely mitigate the entire exposure of our operations to commodity price volatility. To the extent we do not hedge against commodity price volatility, or our hedges are not effective, our results of operations and financial position may be diminished.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Oil, natural gas and NGL reserve engineering is not an exact science and requires subjective estimates of underground accumulations of oil, natural gas and NGLs and assumptions concerning future oil, natural gas and NGL prices, production levels, ultimate recoveries and operating costs. As a result, estimated quantities of proved reserves and projections of future production rates may be incorrect. Our estimates of proved reserves and related valuations as of December 31, 2018 were prepared by Ryder Scott, which conducted a detailed review of all of our properties at that time using information provided by us. Over time, we may make material changes to reserve estimates taking into account the results of actual drilling, testing and production. In addition, certain assumptions regarding future oil, natural gas and NGL prices, production levels and operating costs may prove incorrect. A substantial portion of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves and future cash generated from operations. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil, natural gas and NGLs that are ultimately recovered being different from our reserve estimates.

Furthermore, the present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated reserves. In accordance with rules established by the SEC and the Financial Accounting Standards Board, we base the estimated discounted future net cash flows from our proved reserves on the twelve-month average oil and gas index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month, and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the present value estimate, and future net present value estimates using then-current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

If oil, natural gas and NGL prices decline, we could be required to record impairments of our proved and unproved oil, natural gas and NGL properties that would constitute a charge to earnings and reduce our shareholders’ equity.

Accounting rules require that we review the carrying value of our oil, natural gas and NGL properties for possible impairment at the end of each quarter. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development activities, production data, economics and other factors, we may be required to write down the carrying value of our properties. A write-down constitutes a non-cash impairment charge to earnings. The risk that we will be required to recognize impairments of our oil, natural gas and NGL properties increases during periods of low commodity prices. In addition, impairments would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues. We recognized impairment expenses associated with our proved properties of $0.3 million for the year ended December 31, 2017 and impairment expenses associated with our unproved properties of $0.1 million and $0.3 million for the years ended December 31, 2018 and 2017, respectively. If we incur impairment charges in the future, our results of operations for the periods in which such charges are taken may be materially and adversely affected.

Conservation measures, technological advances and general concern about the environmental impact of the production and use of fossil fuels could materially reduce demand for oil, natural gas and NGLs and adversely affect our results of operations and the trading market for our Class A shares.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil, natural gas and NGLs, technological advances in fuel economy and energy-generation devices could reduce demand for oil, natural gas and NGLs. The impact of the changing demand for oil, natural gas and NGL services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows. It is also possible that the concerns about the production and use of fossil fuels will reduce the number of investors willing to own our Class A shares, adversely affecting the market price of our Class A shares.

We rely on a few key individuals whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of individuals. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team could disrupt our business. Further, we do not maintain “key person” life insurance policies on any of our executive team or other key personnel. As a result, we are not insured against any losses resulting from the death of these key individuals.

Our management will devote a portion of its time, which may be significant, to Acquisition JV for which we may not realize any economic benefit.

In addition to acting on our behalf, our management will be responsible for overseeing the day-to-day operations, business and affairs of Acquisition JV (including Acquisition JV’s evaluation of potential acquisitions of mineral and royalty interests allocated to it by us). The amount of time our management spends on behalf of Acquisition JV may vary and may be significant. Other than reimbursing certain costs and expenses we incur on behalf of Acquisition JV or related to management of its assets, including any transaction-related expenses, we will not receive any fee or other compensation for the time our management spends on behalf of Acquisition JV. Our sole economic interest in Acquisition JV is our ownership of the carried interest, which will entitle us to a percentage of distributions by Acquisition JV once certain return thresholds have been met. There is no guarantee that Acquisition JV will make distributions at or above such thresholds. Therefore, we may not realize an economic benefit for the time our management devotes to Acquisition JV.

The results of exploratory drilling in shale plays will be subject to risks associated with drilling and completion techniques and drilling results may not meet our expectations for reserves or production.

Our operators use the latest drilling and completion techniques in their operations, and these techniques come with inherent risks. When drilling horizontal wells, operators risk not landing the wellbore in the desired drilling zone and straying from the desired drilling zone. When drilling horizontally through a formation, operators risk being unable to run casing through the entire length of the wellbore and being unable to run tools and other equipment consistently through the horizontal wellbore. Risks that our operators face while completing wells include being unable to fracture stimulate the planned number of stages, to run tools the entire length of the wellbore during completion operations and to clean out the wellbore after completion of the final fracture stimulation stage. In addition, to the extent our operators engage in horizontal drilling, those activities may adversely affect their ability to successfully drill in identified vertical drilling locations. Furthermore, certain of the new techniques that our operators may adopt, such as infill drilling and multi-well pad drilling, may cause irregularities or interruptions in production due to, in the case of infill drilling, offset wells being shut in and, in the case of multi-well pad drilling, the time required to drill and complete multiple wells before these wells begin producing. The results of drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas often have limited or no production history and consequently our operators will be less able to predict future drilling results in these areas.

Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our operators’ drilling results are weaker than anticipated or they are unable to execute their drilling program on our properties, our operating and financial results in these areas may be lower than we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and natural gas properties and the value of our undeveloped acreage could decline, and our results of operations and cash flows could be adversely affected.

Acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. Our operators’ failure to drill sufficient wells to hold acreage may result in the deferral of prospective drilling opportunities. In addition, our ORRIs that are not already held by production may be lost if the underlying acreage is not drilled before the expiration of the applicable lease or if the lease otherwise terminates.

Leases on oil and natural gas properties typically have a term of three to five years, after which they expire unless, prior to expiration, production is established within the spacing units covering the undeveloped acres. In addition, even if production or drilling is established during such primary term, if production or drilling ceases on the leased property, the lease typically terminates, subject to certain exceptions.

Any reduction in our operators’ drilling programs, either through a reduction in capital expenditures or the unavailability of the requisite equipment or personnel, could result in the expiration of existing leases. If the lease governing any of our mineral interests expires or terminates, all mineral rights revert back to us and we will have to seek new lessees to explore and develop such mineral interests. If the lease underlying any of our ORRIs expires or terminates because it is not held by production, our ORRIs that are derived from such lease will also terminate. Any such expirations or terminations of our leases or our ORRIs could materially and adversely affect our financial condition, results of operations and cash flows.

Drilling for and producing oil, natural gas and NGLs are high-risk activities with many uncertainties that may materially adversely affect our business, financial condition and results of operations.

The drilling activities of the operators of our properties will be subject to many risks. For example, we will not be able to assure our shareholders that wells drilled by the operators of our properties will be productive. Drilling for oil, natural gas and NGLs often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil, natural gas or NGLs to return a profit at then realized prices after deducting drilling, operating and other costs. The seismic data and other technologies used do not provide conclusive knowledge prior to drilling a well that oil, natural gas or NGL is present or that it can be produced economically. The costs of exploration, exploitation and development activities are subject to numerous uncertainties beyond our control and increases in those costs can adversely affect the economics of a project. Further, our operators’ drilling and producing operations may be curtailed, delayed, canceled or otherwise negatively impacted as a result of other factors, including:

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	potential defects in title underlying our acreage;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties. In the event that planned operations, including the drilling of development wells, are delayed or cancelled, or existing wells or development wells have lower than anticipated production due to one or more of the factors above or for any other reason, our financial condition, results of operations and cash flows may be materially adversely affected.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

In connection with the completion of this offering, we expect to amend our revolving credit facility. We expect that our revolving credit facility will contain a number of significant covenants, including restrictive covenants that may limit our ability to, among other things:

•	incur additional indebtedness;

•	make loans to others;

•	make investments;

•	merge or consolidate with another entity;

•	make certain payments;

•	hedge future production or interest rates;

•	incur liens;

•	sell assets; and

•	engage in certain other transactions without the prior consent of the lenders.

In addition, we expect that our revolving credit facility will require us to maintain certain financial ratios or to reduce our indebtedness if we are unable to comply with such ratios.

Any restrictions in our revolving credit facility may also impact our ability to obtain capital to withstand a downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our revolving credit facility may impose on us.

A breach of any covenant in our revolving credit facility may result in a default under the agreement. A default, if not waived, could result in acceleration of the indebtedness outstanding under our revolving credit facility and in a default with respect to, and an acceleration of, the indebtedness outstanding under any other debt agreements to which we are a party. Any such accelerated indebtedness would become immediately due and payable. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

Our existing and future indebtedness could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on terms acceptable to us;

•

covenants in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	our access to the capital markets may be limited;

•	our borrowing costs may increase;

•

we may be required to allocate a substantial portion of our cash flows to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, payment of dividends to our shareholders and future business opportunities; and

•	our debt levels may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

Any significant reduction in our borrowing base under our revolving credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.

We expect that our revolving credit facility will limit the amounts we can borrow up to a borrowing base amount, which the lenders, in their sole discretion, will unilaterally determine on a regular basis based upon projected revenues from the oil and natural gas properties securing our loan. If our borrowing base is reduced, we may not have access to capital needed to fund our expenditures and we would be required to repay outstanding indebtedness in excess of the borrowing base or we must pledge other collateral after applicable grace periods. We may not have other collateral or the financial resources in the future to make mandatory principal prepayments required under our revolving credit facility, which could lead to a default.

Oil, natural gas and NGL operations are subject to various governmental laws and regulations. Compliance with these laws and regulations can be burdensome and expensive for our operators, and failure to comply could result in our operators incurring significant liabilities, either of which may impact our operators’ willingness to develop our interests.

Our operators’ operations on the properties in which we hold interests are subject to various federal, state and local governmental regulations that may change from time to time in response to economic and political conditions. Matters subject to regulation include drilling operations, production and distribution activities, discharges or releases of pollutants or wastes, plugging and abandonment of wells, maintenance and decommissioning of other facilities, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of oil, natural gas and NGLs. In addition, the production, handling, storage and transportation of oil, natural gas and NGLs, as well as the remediation, emission and disposal of oil, natural gas and NGL wastes, by-products thereof and other substances and materials produced or used in connection with oil, natural gas and NGL operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of worker health and safety, natural resources and the environment. Failure to comply with these laws and regulations may result in the assessment of sanctions on our operators, including administrative, civil or criminal penalties, permit revocations, requirements for additional pollution controls and injunctions limiting or prohibiting some or all of our operators’ operations on our properties. Moreover, these laws and regulations have generally imposed increasingly strict requirements related to water use and disposal, air pollution control and waste management.

Laws and regulations governing exploration and production may also affect production levels. Our operators must comply with federal and state laws and regulations governing conservation matters, including:

•	provisions related to the unitization or pooling of the oil and natural gas properties;

•	the establishment of maximum rates of production from wells;

•	the spacing of wells;

•	the plugging and abandonment of wells; and

•	the removal of related production equipment.

Additionally, federal and state regulatory authorities may expand or alter applicable pipeline-safety laws and regulations, compliance with which may require increased capital costs for third-party oil, natural gas and NGL transporters. These transporters may attempt to pass on such costs to our operators, which in turn could affect profitability on the properties in which we own mineral and royalty interests.

Our operators must also comply with laws and regulations prohibiting fraud and market manipulations in energy markets. To the extent the operators of our properties are shippers on interstate pipelines, they must comply with the tariffs of those pipelines and with federal policies related to the use of interstate capacity.

Our operators may be required to make significant expenditures to comply with the governmental laws and regulations described above and may be subject to potential fines and penalties if they are found to have violated these laws and regulations. We believe the trend of more expansive and stricter environmental legislation and regulations will continue. Please read “Business—Regulation of Environmental and Occupational Safety and Health Matters” for a description of the laws and regulations that affect our operators and that may affect us. These and other potential regulations could increase the operating costs of our operators and delay production and may ultimately impact our operators’ ability and willingness to develop our properties.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in our operators incurring increased costs, additional operating restrictions or delays and fewer potential drilling locations.

Our operators engage in hydraulic fracturing. Hydraulic fracturing is a common practice that is used to stimulate production of hydrocarbons from tight formations, including shales. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Currently, hydraulic fracturing is generally exempt from regulation under the U.S. Safe Drinking Water Act’s Underground Injection Control program (the “UIC program”) and is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in June 2016, the U.S. Environmental Protection Agency (“EPA”) published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Additionally, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain limited circumstances.

In recent years there has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies and to induce seismic events. As a result, several federal and state regulatory initiatives have emerged that seek to increase the regulatory burden imposed on hydraulic fracturing. From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. In the event that new federal restrictions relating to the hydraulic fracturing process are adopted in areas where we own mineral or royalty interests, our operators may incur additional costs or permitting requirements to comply with such federal requirements that may be significant and that could result in added delays or curtailment in our operators’ pursuit of exploration, development or production activities, which would in turn reduce the oil, natural gas and NGLs produced from our properties.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states in which our properties are located. For example, Texas, New Mexico and Oklahoma, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil, natural gas and NGL production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our operators in the production of oil, natural gas and NGLs, including from the developing shale plays, or could make it more difficult for our operators to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in our operators’ completion of new oil and natural gas wells on our properties and an associated decrease in the production attributable to our interests, which could have a material adverse effect on our business, financial condition and results of operations.

Legislation or regulatory initiatives intended to address seismic activity could restrict our operators’ drilling and production activities, which could have a material adverse effect on our business.

State and federal regulatory agencies have recently focused on a possible connection between hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Oklahoma and Texas, with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

In addition, a number of lawsuits have been filed, most recently in Oklahoma, alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements in the permitting of produced water disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. For example, in October 2014, the Texas Railroad Commission published a new rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections and structure maps relating to the disposal area in question. If the permittee or an applicant of a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the agency may deny, modify, suspend or terminate the permit application or existing operating permit for that well. The Texas Railroad Commission has used this authority to deny permits for waste disposal wells. In some instances, regulators may also order that disposal wells be shut in.

Separately, the Oklahoma Corporation Commission (“OCC”) has implemented volume reduction plans, and at times required shut-ins, for disposal wells injecting wastewater from oil and gas operations into the Arbuckle formation. In December 2016, the OCC also released well completion seismicity guidelines for operators in the SCOOP and STACK that call for hydraulic fracturing operations to be suspended following earthquakes of certain magnitudes in the vicinity. In February 2018, the OCC revised well completion seismicity guidelines to reduce the threshold of seismic readings required to suspend hydraulic fracturing operations in some circumstances. While the number of induced seismic events in Oklahoma has been decreasing over the past several years, it is possible that the OCC could take additional action to restrict hydraulic fracturing and saltwater disposal well injection activities in the future.

The adoption and implementation of any new laws or regulations that restrict our operators’ ability to use hydraulic fracturing or dispose of produced water gathered from drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

The adoption of climate change legislation by Congress could result in increased operating costs for our operators and reduced demand for the oil, natural gas and NGLs that our operators produce.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act (“CAA”) that among other things, establish Potential for Significant Deterioration (“PSD”), construction and Title V operating permit reviews for certain large stationary sources.

At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the CAA that, among other things, establish PSD construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also potential major sources of certain principal, or criteria, pollutant emissions. Under these regulations, facilities required to obtain PSD permits must meet “best available control technology” standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the U.S., including, among others, onshore and offshore production facilities, which include certain of our operators’ operations. The EPA has expanded the GHG reporting requirements to all segments of the oil and natural gas industry, including gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells.

Federal agencies also have begun directly regulating emissions of methane from oil and natural gas operations. In June 2016, the EPA published New Source Performance Standards (“NSPS”), known as Subpart OOOOa, that requires certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and volatile organic compound emissions. Following the change in presidential administration, there have been attempts to modify these regulations, and litigation concerning the regulations is ongoing. As a result, we cannot predict the scope of any final methane regulatory requirements or the cost to comply with such requirements. Several states have also adopted rules to control and minimize methane emissions from the production of oil and natural gas, and some others, including where we hold interests, have considered or may consider doing so in the future. For example, in January 2019, New Mexico’s new governor, Michelle Grisham, issued an executive order directing the state to join the U.S. Climate Alliance, increase the state’s renewable portfolio standard, and develop a regulatory framework to reduce methane emissions from the oil and gas sector in the state, among other items.

At the international level, in December 2015, the United States and 194 other participating countries adopted the Paris Agreement, which calls for each participating country to establish their own nationally determined standards for reducing carbon output. However, in August 2017 the United States notified the United Nations that it would be withdrawing from the Paris Agreement. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of

November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may reenter the Paris Agreement or separately negotiated agreement are unclear at this time.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition and results of operations. Notwithstanding potential risks related to climate change, the International Energy Agency estimates that oil and gas will continue to represent a major share of global energy use through 2040, and other private sector studies project continued growth in demand for the next two decades. However, recent activism directed at shifting funding away from companies with energy-related assets could result in limitations or restrictions on certain sources of funding for operators to engage in exploration and production activities, ultimately reducing our royalties. Finally, some scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our operators’ operations and the production on our properties.

Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our operators’ ability to conduct drilling activities.

In the United States, the Endangered Species Act (“ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where our operators operate, our operators’ abilities to conduct or expand operations could be limited, or our operators could be forced to incur material additional costs. Moreover, our operators’ drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons.

In addition, as a result of one or more settlements approved by the U.S. Fish & Wildlife Service (the “FWS”), the agency is required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS’ 2017 fiscal year. The designation of previously unidentified endangered or threatened species could cause our operators’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. For example, recently, there have been renewed calls to review protections currently in place for the Dunes Sagebrush Lizard, whose habitat includes portions of the Permian Basin, and to reconsider listing the species under the ESA. Likewise, as of November 2016, FWS completed initial reviews of a petition filed by environmental groups to list the Lesser Prairie Chicken as endangered and found substantial information that could support the petitioners’ request. However, further action on the request remains pending. If these species or others are listed, the FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.

Operating hazards and uninsured risks may result in substantial losses to us or our operators, and any losses could adversely affect our results of operations and cash flows.

The operations of our operators will be subject to all of the hazards and operating risks associated with drilling for and production of oil, natural gas and NGLs, including the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of oil, natural gas, NGLs and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as oil and NGL spills, natural gas leaks and ruptures or discharges of toxic gases. In addition, their operations will be subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. The occurrence of any of these events could result in substantial losses to our operators due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations. If any of our operators were to experience financial difficulties as a result of any such event, it might not be able to make its royalty payments to us or be able to continue to drill and complete locations on our properties, which could have a material adverse impact on us.

Competition in the oil and natural gas industry is intense, which may adversely affect our and our operators’ ability to succeed.

The oil and natural gas industry is intensely competitive, and the operators of our properties compete with other companies that may have greater resources. Many of these companies explore for and produce oil, natural gas and NGLs, carry on midstream and refining operations, and market petroleum and other products on a regional, national or worldwide basis. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil, natural gas and NGL market prices. Our operators’ larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than our operators can, which would adversely affect our operators’ competitive position. Our operators may have fewer financial and human resources than many companies in our operators’ industry and may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties. In addition, our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

Title to the properties in which we have an interest may be impaired by title defects.

We are not required to, and under certain circumstances we may elect not to, incur the expense of retaining lawyers to examine the title to our royalty and mineral interests. In such cases, we would rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before acquiring a specific royalty or mineral interest. The existence of a material title deficiency can render an interest worthless and can materially adversely affect our results of operations, financial condition and cash flows. No assurance can be given that we will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has a greater risk of title defects than developed acreage. If there are any title defects in properties in which we hold an interest, we may suffer a financial loss.

If an owner of working interests burdened by our ORRIs declares bankruptcy and a court determines that all or a portion of such ORRIs were part of the bankruptcy estate, we could be treated as an unsecured creditor with respect to such ORRIs.

In determining whether ORRIs may be treated as part of a bankruptcy estate, a court may take into consideration a variety of factors including, among others, whether ORRIs are typically characterized as a real property interest under applicable state law, the terms conveying the ORRIs and related working interests and the applicable state law procedures required to perfect the interests such parties intend to create. We believe that our ORRIs would be treated as an interest in real property in the states where they are located and, therefore, would not likely be considered a part of the bankruptcy estate. Nevertheless, the outcome is not certain. As such, if an owner of working interests burdened by our ORRIs declares bankruptcy, a court may determine that all or a portion of such ORRIs are part of the bankruptcy estate. In that event, we would be treated as a creditor in the bankruptcy case. Although holders of ORRIs may be entitled to statutory liens and/or other protections under applicable state law that could be enforceable in bankruptcy, there is no guarantee that such security interests or other protections would apply. Therefore, we could be treated as an unsecured creditor of the debtor working interest holder and could lose the entire value of such ORRI.

Loss of our or our operators’ information and computer systems, including as a result of cyber attacks, could materially and adversely affect our business.

We and our operators rely on electronic systems and networks to control and manage our respective businesses. If any of such programs or systems were to fail for any reason, including as a result of cyber attacks, or create erroneous information in our or our operators’ hardware or software network infrastructure, possible consequences could be significant, including loss of communication links and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Although we have multiple layers of security to mitigate the effects of cyber attacks, cyber attacks on businesses have escalated in recent years. Moreover, our operators are becoming increasingly dependent on digital technologies to conduct certain exploration, development, production and processing activities, including interpreting seismic data, managing drilling rigs, production activities and gathering systems, conducting reservoir modeling and estimating reserves. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. If our operators become the target of cyberattacks of information security breaches, their business operations may be substantially disrupted, which could have an adverse effect on our results of operations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil, natural gas and NGLs, potentially putting downward pressure on demand for our operators’ services and causing a reduction in our revenues. Oil, natural gas and NGL related facilities could be direct targets of terrorist attacks, and, if infrastructure integral to our operators is destroyed or damaged, they may experience a significant disruption in their operations. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Risks Related to this Offering and Our Class A Shares

Fortis Minerals is a holding company. Fortis Minerals’ sole material asset after completion of this offering will be its equity interest in Fortis Operating and it is accordingly dependent upon distributions from Fortis Operating to pay taxes, cover its public company and other overhead expenses and pay any dividends on our Class A shares.

Fortis Minerals is a holding company and will have no material assets other than its equity interest in Fortis Operating. Please see “Corporate Reorganization.” Fortis Minerals has no independent means of generating revenue. To the extent Fortis Operating has available cash, Fortis Operating is required to make (i) generally pro rata distributions to all its unitholders in an amount at least sufficient to allow Fortis Minerals to pay its taxes and (ii) non-pro rata distributions to Fortis Minerals in an amount sufficient to cover its public company and other overhead expenses. In addition, as the sole managing member of Fortis Operating, we intend to cause Fortis Operating to make pro rata distributions to all of its unitholders, including to Fortis Minerals, in an amount sufficient to allow us to fund dividends to our shareholders in accordance with our dividend policy, to the extent our board of directors declares such dividends. Therefore, although we expect to pay dividends on our Class A shares in amounts determined from time to time by our board of directors, our ability to do so may be limited to the extent Fortis Operating and its subsidiaries are limited in their ability to make these and other distributions to us, including due to the restrictions under our revolving credit facility. To the extent that we need funds and Fortis Operating or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish and maintain new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2020, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2024. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A shares.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A shares.

There is no existing market for our Class A shares and the initial public offering price of our Class A shares may not be indicative of the market price of our Class A shares after this offering. In addition, an active, liquid and orderly trading market for our Class A shares may not develop or be maintained, and our share price may be volatile.

Prior to this offering, our Class A shares were not traded on any market. An active, liquid and orderly trading market for our Class A shares may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A shares, you could lose a substantial part or all of your investment in our Class A shares. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A shares after this offering. Consequently, you may not be able to sell our Class A shares at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our share price:

•	our operating and financial performance, including reserve estimates;

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A shares;

•	sales of our Class A shares by us or our shareholders or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	commencement of or involvement in litigation;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

EnCap will have the ability to direct a majority of the voting power of our Class A shares and Class B shares, on a combined basis, and its interests may conflict with those of our other shareholders.

Holders of our Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our operating

agreement. Upon completion of this offering, affiliates of EnCap will beneficially own, on a combined basis, approximately     % of our Class B shares, representing an aggregate of     % of our combined voting power (or approximately     % of our combined voting power if the underwriters exercise their option to purchase additional shares in full). As a result, on a combined basis, EnCap will be able to control matters requiring shareholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A shares will be able to affect the way we are managed or the direction of our business. The interests of EnCap with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

Given this concentrated ownership, EnCap would have to approve any potential acquisition of us. In addition, certain of our directors are currently employees of affiliates of EnCap or its affiliates. These directors’ duties as employees of such entities may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Further, in connection with the consummation of this offering, we will enter into a shareholders’ agreement with affiliates of EnCap (the “Shareholders’ Agreement”). Among other things, the Shareholders’ Agreement will provide EnCap or its affiliates with the right to designate a certain number of nominees to our board of directors during any time that EnCap and its affiliates beneficially own certain percentages of our Class A shares and Class B shares, on a combined basis. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.” The existence of significant shareholders and the Shareholders’ Agreement may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. Our concentration of ownership may also adversely affect the trading price of our Class A shares to the extent investors perceive a disadvantage in owning shares of a company with significant shareholders.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including entities affiliated with EnCap) that are in the business of identifying and acquiring oil and natural gas properties. For example,             of our directors (Messrs.                  and             ) are                      of EnCap, which is in the business of investing in oil and natural gas properties and the corresponding mineral and royalty interests including through Acquisition JV and through companies with independent management teams. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our shareholders should be aware, see “Certain Relationships and Related Party Transactions.”

EnCap, its affiliates and our non-management directors are not limited in their ability to compete with us, and may benefit from opportunities that might otherwise be available to us.

Our operating agreement will provide that EnCap, its affiliates (including portfolio investments of EnCap and its affiliates) and our non-management directors are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and that we renounce any interest or expectancy in any business opportunity that may be from time to time presented to them that would otherwise be subject to a corporate opportunity or analogous doctrine under Delaware General Corporation Law (the “DGCL”). Further, our officers will manage the day-to-day operations of Acquisition JV and the actions of our officers taken in such capacity shall not be subject to any corporate opportunity or analogous doctrine. In particular, subject to the limitations of applicable law, our operating agreement will, among other things:

•

permit EnCap, its affiliates and our non-management directors, including certain of our directors, to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provide that if EnCap, any of its affiliates or any director or officer of EnCap, any of its affiliates who is also one of our directors or any of our non-management directors becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

EnCap, its affiliates or any of our non-management directors may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. A portion of our business strategy includes acquiring additional mineral and royalty interests from entities affiliated with EnCap, including Acquisition JV. Subject to our right of first offer under the Acquisition JV LLC Agreement, EnCap, its affiliates or any of our non-management directors may dispose of oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, renouncing our interest and expectancy in any business opportunity that may be from time to time presented to EnCap, its affiliates or any of our non-management directors could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Our Operating Agreement—Anti-Takeover Effects of Provisions of Delaware Law and Our Operating Agreement—Corporate Opportunity.”

EnCap and its affiliates are established participants in the oil and natural gas industry and may have resources greater than ours, which may make it more difficult for us to compete with such entities and persons with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our shareholders, on the one hand, and EnCap, on the other hand, will be resolved in our favor. As a result, competition from EnCap and its affiliates could adversely impact our results of operations.

A significant reduction by our Existing Owners of their ownership interests in us could adversely affect us.

We believe that our Existing Owners’ ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, our Existing Owners will not be subject to any obligation to maintain their ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce their ownership interest in us. If our Existing Owners sell all or a substantial portion of their ownership interests in us, they may have less incentive to assist in our success and their affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our business, financial condition and results of operations.

Our operating agreement will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A shares and could deprive our investors of the opportunity to receive a premium for their shares.

Our operating agreement will authorize our board of directors to issue preferred shares without shareholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred shares, it could be more difficult for a third party to acquire us. In addition, some provisions of our operating agreement could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, some of which will not apply until EnCap and its affiliates no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of our outstanding Class A shares and Class B shares on a combined basis, which event we refer to as the “Trigger Event.” Among other things, upon the completion of this offering, our operating agreement will:

•

establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders;

•

provide that, subject to the rights of the holders of any series of our preferred shares with respect to such series, the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•

provide that, after the Trigger Event, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of our preferred shares, only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by shareholders holding a majority of the outstanding shares);

•	provide that certain provisions of our operating agreement can be amended by the board of directors;

•

provide that, after the Trigger Event, any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of our preferred shares with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of shareholders holding a number of shares exceeding the minimum number of votes that would be necessary to authorize such action at a meeting);

•

provide that, after the Trigger Event, our operating agreement may be amended by the affirmative vote of the holders of not less than 66 2/3% of our then-outstanding shares (prior to such time, our operating agreement may be amended by the affirmative vote of the holders of a majority of our then-outstanding shares);

•

provide that, after the Trigger Event, special meetings of our shareholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of our shareholders holding a majority of the then-outstanding shares entitled to vote generally in the election of directors voting together as a single class);

•

provide that, after the Trigger Event, our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred shares, if any (prior to such time, our board of directors will consist of a single class of directors serving one-year terms);

•

provide that, after the Trigger Event, the affirmative vote of the holders of not less than 66 2/3% in voting power of all then-outstanding Class A shares and Class B shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for “cause” (prior to such time, a director may be removed at any time by the affirmative vote of the holders of a majority of our then-outstanding shares); and

•	prohibit cumulative voting on all matters.

Our operating agreement will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our operating agreement will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware Limited Liability Company Act (the “Delaware LLC Act”), our operating agreement or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of, and consented to, the provisions of our operating agreement described in the preceding sentence. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our operating agreement inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors and the approval of conflicted transactions that differ from the DGCL in a manner that may be less protective of the interests of our Class A shareholders.

Our operating agreement contains certain provisions regarding exculpation and indemnification of our officers and directors and the approval of conflicted transactions that differ from the DGCL in a manner that may be less protective of the interests of our Class A shareholders. For example, our operating agreement provides that our officers and directors will not be liable for monetary damages or otherwise to us or our shareholders resulting from any act or omission, and we will be required to indemnify them for such damages, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which our officers or directors engaged in bad faith, meaning that they believed that the decision was adverse to the interest of our shareholders or, with respect to any criminal conduct, with knowledge that such conduct was unlawful.

Additionally, our operating agreement provides that in the event a potential conflict of interest exists or arises between any of our directors, officers or their respective affiliates, on the one hand, and us, any of our subsidiaries or any of our shareholders, on the other hand, a resolution or course of action by our board of directors shall be deemed approved by all of our shareholders, and shall not constitute a breach of the fiduciary duties of members of our board of directors to us or our shareholders, if such resolution or course of action (i) is approved by a committee of our board composed entirely of disinterested directors, (ii) is approved by shareholders holding a majority of our shares that are disinterested parties, (iii) is on terms that, when taken together in their entirety, are no less favorable than those generally provided to or available from unrelated third parties, (iv) is fair and reasonable to us or (v) does not otherwise constitute a breach of a duty that would otherwise apply to officers or directors of a corporation incorporated under the DGCL. On the other hand, under the DGCL, a corporation is not permitted to exempt board members from claims of breach of fiduciary duty under such circumstances.

Investors in this offering will experience immediate and substantial dilution of $             per Class A share.

Based on an assumed initial public offering price of $             per Class A share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A shares in this offering will experience an immediate and substantial dilution of $             per Class A share in the as adjusted net tangible book value per Class A share from the initial public offering price, and our as adjusted net tangible book value as of June 30, 2019 after giving effect to this offering would be $             per Class A share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

Fortis Minerals’ ability to pay dividends to its shareholders may be limited by its holding company structure, contractual restrictions and regulatory requirements.

After this offering, Fortis Minerals will be a holding company and will have no material assets other than its ownership of Fortis Operating Units, and Fortis Minerals will not have any independent means of generating revenue. To the extent Fortis Operating has available cash, Fortis Operating is required to make (i) generally pro rata distributions to all its unitholders in an amount at least sufficient to allow Fortis Minerals to pay its taxes and (ii) non-pro rata distributions to Fortis Minerals in an amount sufficient to cover its public company and other overhead expenses. In addition, as the sole managing member of Fortis Operating, Fortis Minerals intends to cause Fortis Operating to make pro rata distributions to all of its unitholders, including to Fortis Minerals, in an amount sufficient to allow it to fund dividends to its shareholders in accordance with its dividend policy, to the extent its board of directors declares such dividends. Fortis Operating is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit Fortis Minerals’ ability to obtain cash from it. If Fortis Operating is unable to make distributions, Fortis Minerals may not receive adequate distributions, which could materially and adversely affect its cash flows and financial position and its ability to fund any dividends.

Although Fortis Minerals expects to pay dividends on its Class A shares, it is not obligated to do so. Fortis Minerals has not adopted a formal written dividend policy nor has it adopted a dividend policy to pay a fixed amount of cash each quarter in respect of each Class A share or to pay an amount based on the achievement of, or derivable based on, any specific financial metrics such as free cash flow. Dividend payments are not guaranteed and are within the absolute discretion of Fortis Minerals’ board of directors. Fortis Minerals’ board of directors will take into account general economic and business conditions, including its financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in its debt agreements, business prospects and other factors that its board of directors considers relevant in determining whether, and in what amounts, to pay such dividends. In addition, our revolving credit facility limits the amount of distributions that Fortis Operating can make and the purposes for which distributions could be made. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements—Revolving Credit Facility” for

further discussion of our revolving credit facility. Accordingly, Fortis Minerals may not be able to pay dividends even if its board of directors would otherwise deem it appropriate. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Shares.”

We are not required to pay dividends by any law or our operating agreement, and to the extent we decide to pay dividends we may change such dividend policy at any time and for any reason. Furthermore, we may not have sufficient available cash to pay dividends on our Class A shares.

We are not required to pay dividends by any law or our operating agreement, and to the extent we decide to pay dividends we may change such dividend policy at any time and for any reason. Furthermore, we may not have sufficient available cash to pay dividends on our Class A shares. Our dividend policy is subject to the discretion of our board of directors and will depend on, among other things, cash available to make dividend payments, the availability of attractive and accretive acquisition opportunities, general economic and business conditions, our strategic plans and prospects, our financial results and condition, contractual, legal and regulatory restrictions on the declaration and payment of cash dividends by us and such other factors as our board of directors considers to be relevant.

The U.S. federal income tax treatment of distributions on our Class A shares to a holder will depend upon our tax attributes and the holder’s tax basis in our shares, which are not necessarily predictable and can change over time, and could cause taxable gain or loss on the sale of our Class A shares to be more or less than expected.

Distributions of cash or property on our Class A shares, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of a holder’s tax basis in our Class A shares and thereafter as capital gain from the sale or exchange of such shares. Also, if any holder sells our Class A shares, the holder will recognize a gain or loss equal to the difference between the amount realized and the holder’s tax basis in such Class A shares.

If a holder sells our Class A shares, the holder will recognize a gain or loss equal to the difference between the amount realized and the holder’s tax basis in those Class A shares. To the extent that the amount of our distributions is treated as a non-taxable return of capital as described above, such distribution will reduce a holder’s tax basis in the Class A shares. Consequently, such excess distributions will result in a corresponding increase in the amount of gain, or a corresponding decrease in the amount of loss, recognized by the holder upon the sale of the Class A shares or subsequent distributions with respect to such shares. Please read “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders—Gain on Disposition of Class A shares” for a further discussion of the foregoing. Additionally, with regard to U.S. corporate holders of our Class A shares, to the extent that a distribution on our Class A shares exceeds both our current and accumulated earnings and profits and such holder’s tax basis in such shares, such holders would be unable to utilize the corporate dividends-received deduction (to the extent it would otherwise be applicable to such holder) with respect to the gain resulting from such excess distribution.

Prospective investors in our Class A shares are encouraged to consult their tax advisors as to the tax consequences of receiving distributions on our Class A shares that are not treated as dividends for U.S. federal income tax purposes.

The Internal Revenue Service (“IRS”) Forms 1099-DIV that our shareholders receive from their brokers may over-report dividend income with respect to our Class A shares for U.S. federal income tax purposes, and failure to report dividend income in a manner consistent with the IRS Forms 1099-DIV may cause the IRS to assert audit adjustments to a shareholder’s U.S. federal income tax return. For non-U.S. holders of our Class A shares, brokers or other withholding agents may overwithhold taxes from distributions paid, in which case a shareholder generally would have to timely file a U.S. tax return or an appropriate claim for refund in order to claim a refund of the overwithheld taxes.

Distributions we pay with respect to our Class A shares will constitute “dividends” for U.S. federal income tax purposes only to the extent of our current and accumulated earnings and profits. Distributions we pay in excess of our earnings and profits will not be treated as “dividends” for U.S. federal income tax purposes; instead, they will be treated first as a tax-free return of capital to the extent of a shareholder’s tax basis in their Class A shares and then as capital gain realized on the sale or exchange of such shares. We may be unable to timely determine the portion of our distributions that is a “dividend” for U.S. federal income tax purposes.

For a U.S. holder of our Class A shares, the IRS Forms 1099-DIV may not be consistent with our determination of the amount that constitutes a “dividend” for U.S. federal income tax purposes or a shareholder may receive a corrected IRS Form 1099-DIV (and may therefore need to file an amended federal, state or local income tax return). We will attempt to timely notify our shareholders of available information to assist with income tax reporting (such as posting the correct information on our website). However, the information that we provide to our shareholders may be inconsistent with the amounts reported by a broker on IRS Form 1099-DIV, and the IRS may disagree with any such information and may make audit adjustments to a shareholder’s tax return.

For a non-U.S. holder of our Class A shares, “dividends” for U.S. federal income tax purposes will be subject to withholding of U.S. federal income tax at a 30% rate unless an applicable income tax treaty provides for a lower rate or the dividends are effectively connected with conduct of a U.S. trade or business. Please read “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders—Distributions.” In the event that we are unable to timely determine the portion of our distributions that is a “dividend” for U.S. federal income tax purposes, or a shareholder’s broker or withholding agent chooses to withhold taxes from distributions in a manner inconsistent with our determination of the amount that constitutes a “dividend” for such purposes, a shareholder’s broker or other withholding agent may overwithhold taxes from distributions paid. In such a case, a shareholder generally would have to timely file a U.S. tax return or an appropriate claim for refund in order to obtain a refund of the overwithheld tax.

Certain U.S. federal income tax deductions currently available with respect to natural gas, oil and NGL exploration and development may be eliminated as a result of future legislation.

In past years, legislation has been proposed that would, if enacted into law, make significant changes to U.S. tax laws, including to certain key U.S. federal income tax provisions currently available to oil and gas companies. Such legislative changes have included, but not been limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, and (iii) the elimination of amortization with respect to, or an extension of the amortization period for, certain geological and geophysical expenditures. The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions or other tax benefits that are currently available with respect to oil and gas development or increase costs, and any such changes could have an adverse effect on our financial position, results of operations and cash flows.

Future sales of our Class A shares in the public market, or the perception that such sales may occur, could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

The Existing Owners that hold Fortis Operating Units may require Fortis Operating to redeem their Fortis Operating Units for Class A shares (on a one-for-one basis, subject to conversion rate adjustments for share splits, share dividends and reclassification and other similar transactions), and our Existing Owners may sell any of such Class A shares. Additionally, after the expiration or waiver of, or under certain exceptions to, the lock-up provision contained in the underwriting agreement entered into in connection with this offering, we may sell additional Class A shares in subsequent public offerings or may issue additional Class A shares or convertible securities. After the completion of this offering, we will have outstanding                  Class A shares and                  Class B shares. This number includes                  Class A shares that we are selling in this offering and                  Class A shares that we may sell in this offering if the underwriters exercise their option to purchase additional shares in full, which shares may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, the Existing Owners will own                  Class B shares, representing approximately         % (or         % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between them and the underwriters described in “Underwriting,” but may be sold into the market in the future. The Existing Owners will be party to a registration rights agreement, which will require us to effect the registration of their Class A shares, including any of our Class A shares issuable upon the exchange of Fortis Operating Units and an equal number of our Class B shares, in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                  our Class A shares issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

Additionally, our operating agreement authorizes us to issue an unlimited number of additional limited liability company interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the shareholders, subject to the requirements of the NYSE. These additional limited liability company interests may be utilized for a variety of company purposes, including future offerings to raise additional capital and company acquisitions. We cannot predict the size of future issuances of our Class A shares or securities convertible into Class A shares or the effect, if any, that future issuances and sales of our Class A shares will have on the market price of our Class A shares. Sales of substantial amounts of our Class A shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A shares.

The underwriters of this offering may release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A shares.

We, all of our directors and executive officers and the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A shares for a period of 180 days following the date of this prospectus, subject to certain exceptions and under certain conditions. Credit Suisse Securities (USA) LLC, at any time and without notice, may release all or any portion of the Class A shares subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A shares, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A shares to decline and impair our ability to raise capital.

Our organizational structure confers certain benefits upon the Existing Owners that will not benefit the holders of our Class A shares to the same extent as it will benefit the Existing Owners.

Our organizational structure confers certain benefits upon the Existing Owners that will not benefit the holders of our Class A shares to the same extent as it will benefit the Existing Owners. Fortis Minerals will be a holding company and will have no material assets other than its ownership of Fortis Operating Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A shares will be subject to the ability of Fortis Operating to provide distributions to us. If Fortis Operating makes such distributions, the Existing Owners will be entitled to receive equivalent distributions from Fortis Operating on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A shares are expected to be less on a per share basis than the amounts distributed by Fortis Operating to the Existing Owners on a per unit basis. This and other aspects of our organizational structure may adversely impact the future trading market for our Class A shares.

We may issue preferred shares whose terms could adversely affect the voting power or value of our Class A shares.

Our operating agreement will authorize our board of directors to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designations, preferences, limitations and relative rights, including preferences over our Class A shares respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of our preferred shares could adversely impact the voting power or value of our Class A shares. For example, we might grant holders of a class or series of our preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of our preferred shares could affect the residual value of our Class A shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, become a large accelerated filer or issue more than $1 billion of non-convertible debt over the preceding three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A shares to be less attractive as a result, there may be a less active trading market for our Class A shares and our share price may be more volatile.

We expect to be a “controlled company” and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, EnCap, through the EnCap Funds and their affiliates, will beneficially control a majority of the combined voting power of all classes of our outstanding voting shares. As a result, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain applicable corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to such corporate governance requirements. See “Management.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A shares or if our operating results do not meet their expectations, our Class A share price could decline.

The trading market for our Class A shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A shares or if our operating results do not meet their expectations, our Class A share price could decline.

Because we have elected to take advantage of the extended transition period pursuant to Section 107 of the JOBS Act, our financial statements may not be comparable to those of other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Accordingly, our financial statements may not be comparable to companies that comply with public company effective dates, and our shareholders and potential investors may have difficulty in analyzing our operating results by comparing us to such companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus.

The following important factors, in addition to those discussed elsewhere in this prospectus, could affect the future results of the energy industry in general, and our company in particular, and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	our ability to execute on our business strategies;

•	the effect of changes in commodity prices;

•	the level of production on our properties;

•	risks associated with the drilling and operation of oil and natural gas wells;

•	the availability or cost of rigs, equipment, raw materials, supplies, oilfield services, or personnel;

•	legislative or regulatory actions pertaining to hydraulic fracturing, including restrictions on the use of water;

•	the availability of pipeline capacity and transportation facilities;

•	the effect of existing and future laws and regulatory actions;

•	conditions in the capital markets and our ability to obtain capital on favorable terms or at all;

•	the overall supply and demand for oil and natural gas, and regional supply and demand factors, delays, or interruptions of production;

•	competition from others in the energy industry;

•	uncertainty in whether development projects will be pursued;

•	uncertainty of estimates of oil and natural gas reserves and production;

•	the cost of developing the oil and natural gas underlying our properties;

•	our ability to replace our oil and natural gas reserves;

•	our ability to identify, complete and integrate acquisitions;

•	title defects in the properties in which we invest;

•	the cost of inflation;

•	technological advances; and

•	general economic, business or industry conditions.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $        million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the Class A shares offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to contribute all of the net proceeds from this offering to Fortis Operating in exchange for Fortis Operating Units. Fortis Operating will use the net proceeds from this offering (i) to repay outstanding indebtedness under our revolving credit facility, (ii) to distribute to all of the Existing Owners, generally on a pro rata basis (but as adjusted to take into account any debt encumbering the applicable Predecessor Company to result in the net contribution of each Existing Owner being in proportion to its interest in Fortis Operating), an aggregate amount of cash equal to              times the initial public offering price per share after underwriting discounts and commissions in redemption of Fortis Operating Units, and (iii) to fund future acquisitions of mineral and royalty interests. The following table illustrates Fortis Operating’s anticipated use of the net proceeds from this offering:

Sources of Funds		Use of Funds
(In millions)
Net proceeds from this offering	$	Repayment of indebtedness under our revolving credit facility	$
Distribution to Existing Owners(1)
Funding of our future mineral and royalty acquisitions

Total sources of funds	$	Total uses of funds	$

(1)

Represents a distribution of cash to the Existing Owners, generally on a pro rata basis (but as adjusted to take into account any debt encumbering the applicable Predecessor Company to result in the net contribution of each Existing Owner in proportion to its interest in Fortis Operating), equal to the product of              times the initial public offering price per share after underwriting discounts and commissions.

As of September 9, 2019, we had $130.0 million of borrowings outstanding under our revolving credit facility. Borrowings under our revolving credit facility bear interest at LIBOR and/or an alternate base rate, at Fortis Operating’s election, plus an applicable margin. Our revolving credit facility also requires Fortis Operating to pay a commitment fee between 0.375% and 0.5% on each lender’s unused commitment amount. At June 30, 2019, the interest rate on borrowings under our revolving credit facility was 4.9%. The outstanding indebtedness under our revolving credit facility were incurred to repay our obligations related to the Secured Notes (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements—Senior Secured Notes”) and to fund mineral and royalty acquisitions. Our revolving credit facility will mature on February 14, 2024.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds retained by us after the repayment of indebtedness under our revolving credit facility and the distribution to our Existing Owners to fund additional mineral and royalty acquisitions in the future. If the proceeds available to be used as described above decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to fund future acquisitions of mineral and royalty interests and then, if necessary, the net proceeds directed to repay outstanding indebtedness under our revolving credit facility.

If the underwriters exercise their option to purchase additional Class A shares in full, the additional net proceeds to us would be approximately $             million, based on an assumed initial offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount. We intend to contribute all of the net proceeds therefrom to Fortis Operating in exchange for an additional number of Fortis Operating Units equal to the number of Class A shares issued pursuant to the underwriters’ option. Fortis Operating will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Fortis Operating Units (together with an equivalent number of our Class B shares) equal to the number of Class A shares issued pursuant to the underwriters’ option to purchase additional shares.

DIVIDEND POLICY

We expect to pay quarterly dividends of a substantial majority of our free cash flow on our Class A shares and allocate any remaining available cash, after debt service and other needs, towards pursuing accretive acquisition opportunities. While we expect to pay quarterly dividends on our Class A shares in accordance with this financial philosophy, we have not adopted a formal written dividend policy nor have we adopted a dividend policy to pay a fixed amount of cash each quarter in respect of each Class A share or to pay an amount based on the achievement of, or derivable based on, any specific financial metrics, including free cash flow. The declaration and payment of any dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our cash flows and current and anticipated cash needs;

•	our capital requirements;

•	the availability of acquisitions or other investment opportunities that fit our acquisition criteria;

•

legal, tax, regulatory and contractual (including under our revolving facility) restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries (including Fortis Operating) to us; and

•	such other factors as our board of directors may deem relevant.

Fortis Minerals will be a holding company and will have no material assets other than its ownership of Fortis Operating Units. As a consequence, Fortis Minerals’ ability to declare and pay dividends to the holders of its Class A shares will be subject to the ability of Fortis Operating to provide distributions to us. If Fortis Operating makes such distributions, the Existing Owners will be entitled to receive equivalent distributions from Fortis Operating on a pro rata basis. However, because Fortis Minerals must pay taxes, amounts ultimately distributed as dividends to holders of our Class A shares are expected to be less on a per share basis than the amounts distributed by Fortis Operating to the Existing Owners on a per unit basis.

Assuming Fortis Operating makes distributions to Fortis Minerals and the Existing Owners in any given year, Fortis Minerals expects to pay dividends in respect of its Class A shares out of some or all of such distributions, if any, remaining after payment of taxes (any such portion, an “excess distribution”). However, because our board of directors may determine to pay or not pay dividends in respect of our Class A shares based on the factors described above, our holders of Class A shares may not necessarily receive dividend distributions relating to excess distributions, even if Fortis Operating makes such distributions to us. For additional information about our Predecessor’s distributions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis for our Predecessor; and

•

on a pro forma basis to give effect to (i) our Corporate Reorganization and (ii) the sale of our Class A shares in this offering at an assumed initial offering price of $        per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with “Use of Proceeds” and the financial statements and accompanying notes included elsewhere in this prospectus.

	As of June 30, 2019
	Actual(1)	Pro Forma(2)
	(In thousands, except number of shares and par value)
Cash and cash equivalents	$7,597	$

Long-term debt:
Revolving credit facility(3)	88,000		—

Total long-term debt	88,000		—

Temporary equity	—

Equity:
Members’ capital	374,078		—
Class A shareholders	—
Class B shareholders	—
Accumulated other comprehensive income	—
Accumulated earnings	269,952

Total equity	$644,030	$

Total capitalization	$732,030	$

(1)

Fortis Minerals was incorporated in February 2019 and was converted into a Delaware limited liability company in September 2019. The data in this table has been derived from the historical combined financial statements included in this prospectus, which pertain to the assets, liabilities, revenues and expenses of our Predecessor.

(2)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) Class A shareholders’ total equity and total capitalization by approximately $        million, $        million and $        million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) Class A shareholders’ total equity and total capitalization by approximately $        million, $        million and $        million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	As of September 9, 2019, our borrowings under this facility were $130.0 million.

DILUTION

Purchasers of our Class A shares in this offering will experience immediate and substantial dilution in the net tangible book value per Class A share for accounting purposes. Our net tangible book value as of June 30, 2019, after giving pro forma effect to our Corporate Reorganization, was approximately $        million, or $        per Class A share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding Class A shares that will be outstanding immediately prior to the closing of this offering including giving effect to the Corporate Reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of June 30, 2019 would have been approximately $        million, or $        per Class A share. This represents an immediate increase in the net tangible book value of $        per Class A share (assuming that 100% of our Class B shares have been cancelled in connection with a redemption of Fortis Operating Units for Class A shares) to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $        per Class A share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B shares have been cancelled in connection with a redemption of Fortis Operating Units for Class A shares):

Initial public offering price per Class A share		$
Pro forma net tangible book value per share as of June 30, 2019 (after giving effect to the Corporate Reorganization)	$
Increase per share attributable to new investors in the offering	$

As adjusted pro forma net tangible book value per share (after giving effect to the Corporate Reorganization and this offering)

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $        and increase (decrease) the dilution to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of June 30, 2019, the total number of Class A shares owned by existing shareholders (assuming that 100% of our Class B shares have been cancelled in connection with a redemption of Fortis Operating Units for Class A shares) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $        , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount	Percent
(in millions)
Existing shareholders			$		%	$

New investors			$		%	$

Total		100%		100%		$

The data in the table excludes              Class A shares initially reserved for issuance under our equity incentive plan.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to             , or approximately     % of the total number of Class A shares.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Fortis Minerals was incorporated as a Delaware corporation in February 2019 and was converted into a Delaware limited liability company in September 2019. Fortis Minerals does not have historical financial operating results. The following table shows selected historical and pro forma combined financial data, for the periods and as of the dates indicated, of our Predecessor, which represents the Predecessor Companies and their predecessors, as applicable, on a combined basis, as the combination of the Predecessor Companies in our Corporate Reorganization will be accounted for as an acquisition of entities under common control. The selected historical combined financial data of our Predecessor as of and for the years ended December 31, 2018 and 2017 were derived from the audited historical combined financial statements of our Predecessor included elsewhere in this prospectus. The selected unaudited historical combined financial data of our Predecessor as of and for the six months ended June 30, 2019 and 2018 were derived from the unaudited interim historical combined financial statements of our Predecessor included elsewhere in this prospectus.

The selected unaudited pro forma statement of operations data for the year ended December 31, 2018 and the six months ended June 30, 2018 has been prepared to give pro forma effect to (i) the STM Redemption, (ii) the Malaga Spin-Off, (iii) the reorganization transactions described under “Corporate Reorganization” and (iv) this offering and the application of the net proceeds therefrom, as if each had been completed on January 1, 2018. The selected unaudited pro forma statement of operations and balance sheet data as of and for the six months ended June 30, 2019 have been prepared to give pro forma effect to (i) the reorganization transactions described under “Corporate Reorganization” and (ii) this offering and the application of the net proceeds therefrom, as if each had been completed on January 1, 2018, in the case of the statement of operations data, and on June 30, 2019, in the case of the balance sheet data. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data is presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the dates indicated and does not purport to be indicative of our financial position or results of operations as of any future date or for any future period.

For a detailed discussion of the selected historical financial data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and the historical and pro forma financial statements of our Predecessor included elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Predecessor Historical				Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2018
	2019	2018	2018	2017	2019	2018
	(In thousands, except per share data)
Statement of Operations Data:
Revenue:
Oil, natural gas, and NGL sales	$67,349	$72,577	$139,824	$66,766	$	$	$

Lease bonus and other	441	1,261	2,792	1,280
Gain on commodity derivative instruments	1,421	—	—	—

Total revenues	69,211	73,838	142,616	68,046

Operating costs and expenses:
Production and ad valorem taxes	4,057	2,795	5,772	2,290
Processing, transportation, and other	3,748	3,569	6,916	3,327
Depletion	15,860	16,366	31,936	18,965
Impairment of oil and natural gas properties	—	—	98	516
Loss (gain) on disposition of assets	823	(825)	(825)	(675)
General and administrative (related party)	4,010	3,576	7,648	6,810

General and administrative—other	171	518	945	395

Total operating cost and expenses	28,669	25,999	52,490	31,628

Operating income	40,542	47,839	90,126	36,418

Other income (expense):
Interest income	5	13	38	25
Interest expense	(2,646)	(1,845)	(5,189)	(206)
Income tax expense	168	—	(234)	—

Other	64	23	70	(10)

Total other income (expense)	(2,409)	(1,809)	(5,315)	(191)

Net income	$38,133	$46,030	$84,811	$36,227	$	$	$

Less: Net income attributable to temporary equity

Net income attributable to Fortis Mineral, LLC					$	$	$

Net income per common share:
Basic
Diluted
Weighted average common shares outstanding:
Basic
Diluted
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$42,224	$46,916	$113,434	$39,684	$	$	$
Investing activities	$(41,125)	$(42,346)	$(116,337)	$(373,078)	$	$	$
Financing activities	$(7,756)	$(5,096)	$(2,002)	$321,079	$	$	$

	Predecessor Historical				Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2018
	2019	2018	2018	2017	2019	2018
	(In thousands, except per share data)
Balance Sheet Data (at period end):
Cash and cash equivalents	$7,597	$18,433	$14,054	$18,959	$
Total assets	$734,892	$682,604	$715,115	$660,015	$
Long-term debt	$88,000	$5,000	$69,975	$—	$
Total liabilities	$90,862	$7,823	$76,885	$1,176	$
Total equity	$644,030	$674,781	$638,230	$658,839	$
Other Financial Data:
Adjusted operating margin(1)	$60,130	$67,474	$129,928	$62,429	$	$	$
Adjusted EBITDA(1)	$55,949	$63,380	$121,335	$55,224	$	$	$
Free cash flow(1)	$53,629	$61,627	$114,539	$55,178	$	$	$

(1)

Please read “Summary—Non-GAAP Financial Information” for the definitions of adjusted operating margin, adjusted EBITDA and free cash flow and a reconciliation of each of these measures to our most directly comparable financial measure calculated and presented in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical and Pro Forma Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil, natural gas and NGLs, production volumes, estimates of proved reserves, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Overview

We are a returns-focused company formed to pursue oil and natural gas mineral and royalty interest opportunities in leading oil-weighted onshore domestic resource plays. Our primary business objective is to maximize risk-adjusted total returns by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators. Substantially all of our interests are located in two geographic locations: (i) the Permian Basin of West Texas and New Mexico and (ii) the STACK play located within the Anadarko Basin of Oklahoma. As of June 30, 2019, we owned mineral and royalty interests in approximately 11,063 NRIA, with average estimated net production of approximately 11.9 MBoe/d during the three months ended June 30, 2019, 67% of which were liquids.

How We Evaluate Our Operations

We use a variety of operational and financial measures to assess our performance. Among the measures considered by management are the following:

•	volumes of oil, natural gas and NGLs produced;

•	number of Producing Wells and Activity Wells on our acreage;

•	commodity prices; and

•	Adjusted operating margin, adjusted EBITDA and free cash flow.

Volumes of Oil, Natural Gas and NGLs Produced

In order to track and assess the performance of our assets, we monitor and analyze our production volumes from the various basins and resource plays that comprise our portfolio of properties. We also regularly compare projected volumes to actual reported volumes and investigate unexpected variances.

Number of Activity Wells and Producing Wells

Drilling on our mineral and royalty interests is driven by the E&P companies that operate our acreage, including any of our acreage that is unitized into a DSU. We monitor the Activity Wells and Producing Wells on our acreage in order to track and assess the performance of our assets and to assist us with forecasting near-term production, revenue and free cash flow. We also monitor the Activity Well conversion cycle to better predict near- to long-term revenue and free cash flow. The table below reflects our current horizontal Producing Wells and Activity Wells as of June 30, 2019 across our DSU acreage on an unindexed basis, on an unindexed basis to a 7,500-foot equivalent and on an indexed basis to a 7,500-foot equivalent net to our NRI.

Area(1)	Producing Wells(2)			Activity Wells(3)
	Gross	Indexed Gross	Net to NRI (Indexed)	Gross		Indexed Gross		Net to NRI (Indexed)
				DUCs	Permits	DUCs	Permits	DUCs	Permits
Delaware	902	817	8.63	226	344	256	341	1.11	2.73
Midland	311	371	2.55	143	168	184	214	0.85	1.45
STACK	847	861	17.42	113	88	140	108	2.32	2.16

Total	2,060	2,049	28.60	482	600	580	663	4.28	6.34

(1)

This table excludes horizontal well inventory associated with the 335 NRIA we own outside our Key Areas. On this additional acreage, as of June 30, 2019, we had, on an unindexed basis, 144 Producing Wells, 31 DUCs and 16 permits and, on an indexed basis, 158 Producing Wells, 37 DUCs and 21 permits (or 0.39, 0.06 and 0.06 wells, respectively, net to our NRI on an indexed basis) across our DSU acreage.

(2)	All of our proved reserves as of December 31, 2018 were associated with Producing Wells as of such date.
(3)	As of December 31, 2018, there were no proved reserves associated with our Activity Wells.

Commodity Prices

The NYMEX WTI futures price and the NYMEX Henry Hub price are widely used benchmarks in the pricing of domestic and imported oil and for the pricing of natural gas, respectively, in the United States. The actual prices realized from the sale of oil and natural gas differ from the quoted NYMEX WTI price and NYMEX Henry Hub price, respectively, as a result of quality and location differentials.

For example, the prices we realize on the oil, natural gas and NGLs produced from our properties are affected by numerous factors, including but not limited to:

•	transportation and downstream supply/demand fundamentals;

•	marketing and transportation contractual arrangements decided by our operators and/or lessees;

•	hydrocarbon quality and Btu content or API gravity specifications; and

•	oil and natural gas lease contractual arrangements.

The following table provides the high and low prices for NYMEX WTI and NYMEX Henry Hub spot month contract prices and our differential in our Key Areas to the average of those benchmark prices for the periods indicated. The differential varies, but our oil and natural gas normally sells at a discount to the NYMEX WTI and NYMEX Henry Hub price, respectively.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
Oil (per Bbl):
NYMEX WTI High	$66.24	$77.41	$77.41	$60.46
NYMEX WTI Low	$46.31	$59.20	$44.48	$42.48
Permian Basin Differential to Average NYMEX WTI	$(5.93)	$(4.22)	$(7.66)	$(2.48)
Anadarko Basin Differential to Average NYMEX WTI	$(0.69)	$(2.67)	$1.09	$(3.65)
Natural Gas (per Mcf):
NYMEX Henry Hub High	$4.25	$6.24	$6.24	$3.71
NYMEX Henry Hub Low	$2.27	$2.49	$2.49	$2.44
Permian Basin Differential to Average NYMEX Henry Hub	$(0.71)	$0.11	$(0.11)	$0.25
Anadarko Basin Differential to Average NYMEX Henry Hub	$(0.36)	$(0.42)	$(0.67)	$(0.06)

NGL pricing is generally tied to the price of oil but varies based on differences in liquid components and locations.

We have not historically engaged in any hedging activities. However, in connection with our entrance into our revolving credit facility, we entered into hedging arrangements representing a portion of the notional volumes of our reasonably anticipated production of crude oil and natural gas from proved developed producing reserves for each calendar month through February 2021 as described in “—Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Risk.” We may, but will not be required to, enter into additional hedging arrangements as we deem appropriate.

Adjusted Operating Margin, Adjusted EBITDA and Free Cash Flow

We define adjusted operating margin as net income (loss) before change in fair value of open commodity instruments, depletion, impairment of oil and natural gas properties, general and administrative expense, interest income, interest expense, income tax expense, other income and gain or loss on disposition of assets. We define adjusted EBITDA as net income (loss) before change in fair value of open commodity instruments, depletion, impairment of oil and natural gas properties, interest income, interest expense, income tax expense, other income and gain or loss on disposition of assets. Adjusted operating margin and adjusted EBITDA are non-GAAP supplemental financial measures used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term without regard to financing methods, capital structure or historical cost basis. Adjusted operating margin also provides additional information regarding the profitability of our assets without the burden of general and administrative expenses.

We define free cash flow as cash provided by operating activities before changes in operating assets and liabilities. Free cash flow is a supplemental non-GAAP financial measure, and management believes that it is a useful indicator of the amount of cash that we can use, subject to our other capital needs, including repayment of our indebtedness, to return capital to our shareholders and to fund potential acquisitions without the need to access external sources of financing for such purposes. Accordingly, to the extent we intend to fund acquisitions using cash in excess of any remaining free cash flow after other uses, we intend to fund such acquisitions with external sources of capital. Furthermore, although we expect to pay quarterly dividends in accordance with our financial philosophy, we have not adopted a formal written dividend policy based on the achievement of, or derivable from, any specific financial metrics such as free cash flow. Specifically, while we intend to consider free cash flow in connection with dividend determinations, we have not adopted any specific targeted payout ratio based on free cash flow or any other measure. See “Dividend Policy” for more information.

Adjusted operating margin, adjusted EBITDA and free cash flow do not represent and should not be considered alternatives to, or more meaningful than, net income, cash provided by operating activities or any other financial measure calculated and presented in accordance with GAAP. Adjusted operating margin, adjusted EBITDA and free cash flow have important limitations as analytical tools because they exclude some items that affect net income or cash provided by operating activities, as applicable. For example, free cash flow does not represent residual cash flow available for discretionary expenditures, because we may, from time to time, be required to use some or all of our free cash flow to fund debt service obligations or other non-discretionary expenditures. Our computations of adjusted operating margin, adjusted EBITDA and free cash flow may differ from computations of similarly titled measures of other companies. For example, many companies that own working interests in oil and gas properties deduct drilling and completion capital expenditures from their calculation of free cash flow. Since our mineral and royalty interests are not subject to any capital costs for development, such as drilling and completion costs, our calculation of free cash flow does not reflect such costs.

Please read “Summary—Non-GAAP Financial Information” for a reconciliation of adjusted operating margin, adjusted EBITDA and free cash flow to the most directly comparable GAAP financial measure.

Sources of Our Revenues

Our revenues are primarily derived from the mineral royalty payments we receive from our operators based on the sale of oil, natural gas and NGLs produced from our interests. Mineral royalty revenues may vary significantly from period to period as a result of changes in volumes of production sold by our operators, production mix and commodity prices.

The following table presents the breakdown of our revenues for the following periods:

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
Revenue:
Oil sales	72%	72%	71%	67%
Natural gas sales	13%	14%	14%	20%
NGL sales	12%	12%	13%	11%
Lease bonus and other	1%	2%	2%	2%
Gain on commodity derivative instruments	2%	—	—	—

Total revenues	100%	100%	100%	100%

Principal Components of Our Cost Structure

The following is a description of the principal components of our cost structure. However, as an owner of mineral and royalty interests, we are not obligated to fund drilling and completion capital expenditures to bring a horizontal well into production, lease operating expenses to produce our oil, natural gas and NGLs or the plugging and abandonment costs at the end of a well’s economic life. All of the aforementioned costs are borne entirely by the operators that have leased our mineral and royalty interests.

Processing, Transportation and Other

Processing, transportation and other expenses include the costs to process and transport our production to applicable sales points or takeaway entry points. Generally, the terms of the leases governing the development of our properties permits the operator to pass through these expenses to us by deducting a pro rata portion of such expenses from our production revenues.

Production and Ad Valorem Taxes

We pay production taxes in the areas in which we own assets. Production taxes are paid on produced oil, natural gas or NGLs based on either a percentage of revenues from production sold or the number of units of production sold at fixed rates established by federal, state or local taxing authorities. In general, the production taxes we pay correlate to changes in our oil, natural gas and NGL revenues, which is driven by our production volumes and prices received for our oil, natural gas and NGLs. We are also subject to ad valorem taxes in Texas. Ad valorem taxes are generally based on the state or local government’s appraisal of the value of our oil, natural gas and NGL properties. Rates, methods of calculating property values and timing of payments vary across the different counties in which we own mineral and royalty interests. We are not subject to ad valorem taxes in the other states in which we own assets.

Depletion

Depletion is the systematic expensing of the capitalized costs incurred to acquire oil and natural gas properties. We use the successful efforts method of accounting. Under this method, depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts, and any gain or loss is recognized.

General and Administrative

General and administrative (“G&A”) expenses include all direct company related expenses, as well as indirect expenses, including non-employee compensation for executives and other personnel allocated to us by FAS. FAS and an affiliate of EnCap have incurred G&A costs on our behalf and on behalf of the other entities for which they provide similar services and then have allocated or been reimbursed such costs, without margin, to each entity that directly benefited therefrom. Historically, we have had no employees, and FAS or such affiliate of EnCap, as applicable, has provided management, support and administrative services with respect to managing our properties under management services agreements. At the completion of this offering, the FAS employees providing services to us will become our employees and the various management services agreements will be terminated.

Interest Expense

Historically, we have incurred interest on our outstanding indebtedness under our then-outstanding credit arrangements, which have been subject to variable interest rates. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We reflect interest paid to the applicable lenders in interest expense.

Income Tax Expense

Historically, the entities that comprise our Predecessor have passed through taxable income to their respective owners for U.S. federal income tax purposes and, as a result, such entities were not subject to entity-level U.S. federal income taxes. However, Fortis Minerals is subject to U.S. federal and state income taxes as an entity that has elected to be treated as a corporation for U.S. federal income tax purposes. To the extent we recognized income tax expense prior to this offering, such expense related to the Texas Franchise Tax and certain other state-level income taxes, which are not pass through items. The Texas Franchise Tax (commonly referred to as the Texas Margin Tax) is levied at a rate of 0.75% on applicable gross revenues less certain deductions.

Factors Affecting the Comparability of Our Results of Operations to the

Historical Results of Operations

Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below.

Corporate Reorganization

Fortis Minerals was formed to serve as the issuer in this offering and, prior to our Corporate Reorganization, will have had no previous operations, assets or liabilities. Upon the completion of this offering, Fortis Minerals will be the sole managing member of, and own a     % membership interest in, Fortis Operating, and the Existing Owners will own a     % membership interest in Fortis Operating. Following our Corporate Reorganization, we expect to consolidate the results of operations of Fortis Operating and to account for the Existing Owners’ interest in Fortis Operating as temporary equity interests in our financial statements. Unless otherwise indicated, the financial and operating data presented herein does not give effect to any impact of such temporary equity interests. See “Corporate Reorganization.”

Furthermore, prior to our Corporate Reorganization, we have had no employees; FAS has provided management, support and administrative services to us and certain other companies in exchange for our proportional allocation of FAS’s expenses. In March 2019, the other entities that FAS provided services to were sold, and, as a result, we are now obligated to pay all of FAS’s expenses incurred on our behalf. Furthermore, we will continue to incur all such costs following our Corporate Reorganization, as all FAS employees will become our employees and the existing arrangements with FAS will be terminated. As such, our G&A expenses during periods prior to such March 2019 sale may not be reflective of the G&A expenses we have incurred following such sale. On a pro forma basis after giving effect to the transactions described in the pro forma financial statements included elsewhere in this prospectus including our assumption of all the costs associated with FAS’s employees, we would have paid approximately $         million for the year ended December 31, 2018 and $         million for the six months ended June 30, 2019 in incremental G&A expenses, which would have increased our G&A expenses by         % and         %, respectively. Our pro forma G&A expense does not include any incremental G&A expenses associated with being a publicly traded company.

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental G&A expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to shareholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental G&A expenses are not included in our historical or pro forma results of operations.

Class C Units, Incentive Units and Incentive Interest

As described in more detail in “Executive Compensation,” officers and employees of our Predecessor hold Class C Units in Fortis Management Holdings, LLC (“Fortis Management I”) and Fortis Management Holdings II, LLC (“Fortis Management II”). The Class C Units in Fortis Management I represent an economic interest in distributions received by Fortis Management I with respect to (i) certain of the incentive units in Fortis Minerals Holdings, LLC (“Fortis Holdings”) held by Fortis Management I and (ii) its economic interest in the incentive interest in Phillips Energy Partners IV, LLC (which, in connection with the Corporate Reorganization, will be exchanged for an incentive interest in PEP IV Holdings, LLC (Phillips Energy Partners IV, LLC and PEP IV Holdings, LLC, as applicable, “PEP IV”)), and the Class C Units in Fortis Management II represent an economic interest in distributions received by Fortis Management II with respect to certain of the incentive units in Fortis Holdings held by Fortis Management II, in each case, once certain payout thresholds have been satisfied. While any distributions in respect of Class C Units will not involve any incremental cash payment by us, we may recognize a future non-cash, equity-based compensation expense associated with the unvested incentive interest in PEP IV but not in respect of the vested incentive units in Fortis Holdings held by Fortis Management I and Fortis Management II.

We are required to recognize an equity-based compensation expense in our financial statements for the incentive units and incentive interest based on their fair values at the time they vest. Based on their respective terms, the incentive units in Fortis Holdings held by Fortis Management I and Fortis Management II were deemed fully vested immediately following their respective grant dates. A fair value assessment of the incentive units was performed as of their respective grant dates, and we determined that the fair value of the incentive units was immaterial at that time. Therefore, we did not, and we will not in the future, recognize any equity-based compensation expense for the incentive units in Fortis Holdings held by Fortis Management I and Fortis Management II.

Based on its terms, the incentive interest in PEP IV does not vest until certain performance obligations are met, including the payment of distributions to certain equityholders above certain specified thresholds. These performance obligations have not yet been achieved. Therefore, we have not recognized any equity-based compensation expense for the incentive interest in PEP IV. As of the date of this prospectus, we have not yet determined when any such distributions will be made; thus, we cannot determine the timing and impact on our financial statements of any equity-based compensation expense associated with the incentive interest in PEP IV. See “Note 9—Combined Equity” to our combined financial statements as of December 31, 2018 and 2017 included in this prospectus for further information on the incentive units and incentive interest.

Income Taxes

Fortis Minerals has elected to be taxed as a corporation for U.S. federal income tax purposes. As a result, Fortis Minerals is subject to U.S. federal and state income taxes as a corporation. The entities that comprise our Predecessor were treated as flow-through entities, and are currently treated as disregarded entities, for U.S. federal income tax purposes, and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income will be passed through to the members of Fortis Operating, including Fortis Minerals, following our Corporate Reorganization. Accordingly, the financial data of our Predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality. We estimate that Fortis Minerals would have been subject to U.S. federal, state and local taxes at a blended statutory rate of 24.5% of 2018 pre-tax earnings. Based on a blended statutory rate of 24.5% for 2018, Fortis Minerals would have incurred pro forma income tax expense for the year ended December 31, 2018 of approximately $20.5 million.

STM Redemption

In August 2018, one of the Predecessor Companies, Sooner Trend Minerals, LLC (“STM”), made an in-kind distribution to certain of its members of 32.6% of its undivided mineral and royalty interests in the Anadarko Basin and, in connection therewith, redeemed such members’ interests in STM (the “STM Redemption”). The STM Redemption resulted in a net reduction to our oil and natural gas property balances of $23.1 million. We did not recognize a gain or loss on the STM Redemption. For more information, please see our pro forma financial information included elsewhere in this prospectus, which gives pro forma effect to, among other things, the STM Redemption as of the date indicated.

Malaga Spin-Off

In August 2018, Malaga Royalty, LLC (“Malaga Royalty”) spun-off approximately 60% of its overriding royalty interests, which were contributed to a subsidiary of EnCap VII, Malaga EF7, LLC, one of our Predecessor Companies (“Malaga EF7” and together with Malaga Royalty, “Malaga”), in exchange for all of EnCap VII’s interests in Malaga Royalty (collectively, the “Malaga Spin-Off”). Following the Malaga Spin-Off, EnCap VII owned 99.9% of Malaga EF7. Because EnCap controlled Malaga Royalty prior to, and controlled Malaga EF7 following, the Malaga Spin-Off, our financial and operational information for all periods prior to the Malaga Spin-Off includes the results of Malaga Royalty and for all periods at and subsequent to the Malaga Spin-Off includes the results of Malaga EF7. For more information, please see our pro forma financial information included elsewhere in this prospectus, which gives pro forma effect to, among other things, the Malaga Spin-Off as of the date indicated.

Results of Operations

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

The following table provides the components of our revenues and expenses for the periods indicated, as well as each period’s respective average prices and production volumes:

	Six Months Ended June 30,		Variance
	2019	2018
	(dollars in thousands, except for realized prices and per unit of production data)
Production
Oil (MBbls)	928	856	72	8%
Natural gas (MMcf)	4,101	3,850	251	7%
NGLs (MBbls)	404	348	56	16%

Total (MBoe)	2,015	1,846	169	9%
Total per day (Boe/d)	11,133	10,197	936	9%
Revenue
Oil, natural gas and NGL sales	$67,349	$72,577	$(5,228)	(7)%
Lease bonus and other	441	1,261	(820)	(65)%
Gain on commodity derivative instruments	1,421	—	1,421	100%

Total revenues	69,211	73,838	(4,627)	(6)%
Average Realized prices
Oil (per Bbl)	$53.97	$62.24	$(8.27)	(13)%
Natural gas (per Mcf)	2.23	2.76	(0.53)	(19)%
NGLs (per Bbl)	20.18	24.93	(4.75)	(19)%

Total (per Boe)(1)	$33.42	$39.32	$(5.90)	(15)%
Operating costs and expenses
Production and ad valorem taxes	$4,057	$2,795	$1,262	45%
Processing, transportation, and other	3,748	3,569	179	5%
Depletion	15,860	16,366	(506)	(3)%
Loss (gain) on disposition of assets	823	(825)	1,648	(200)%
General and administrative (related party)	4,010	3,576	434	12%
General and administrative—other	171	518	(347)	(67)%

Total operating costs and expenses	$28,669	$25,999	$2,670	10%

Other income (expense)
Interest income	5	13	(8)	(62)%
Interest expense	(2,646)	(1,845)	(801)	43%
Income tax expense	168	—	168	100%
Other	64	23	41	178%

Total other income (expense)	$(2,409)	$(1,809)	$(600)	33%

Net income	$38,133	$46,030	$(7,897)	(17)%

(1)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per Bbl of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

Revenues

Total revenue for the six months ended June 30, 2019 was $69.2 million, a decrease of $4.6 million from $73.8 million for the six months ended June 30, 2018. The decrease was attributable to a $5.2 million decrease in mineral royalty revenue during the period and a $0.8 million decrease in lease bonus and other revenue, partially offset by a $1.4 million increase in gains on commodity derivative instruments. A 15% decrease in realized commodity prices to $33.42 per Boe from $39.32 per Boe resulted in an $11.8 million decrease in mineral royalty revenue. This was partially offset by a 9% increase in production volumes to 11,133 Boe/d, which increased mineral royalty revenues by $6.6 million. The increase in production volumes was primarily attributable to drilling and completion activity on our mineral and royalty interests, partially offset by the STM Redemption and Malaga Spin-Off transactions that occurred in August 2018.

When we lease our minerals, we generally receive an upfront cash payment, or a lease bonus. The decrease of $0.8 million in lease bonus and other revenues for the six months ended June 30, 2019 was primarily attributable to decreased lease bonus activity on our interests in the Permian Basin. Other revenues include payments for right-of-way and surface damages and were not a significant portion of the overall amount.

We recognized realized and unrealized gains on our commodity derivative instruments totaling $1.4 million for the six months ended June 30, 2019, which was primarily attributable to decreases in oil and natural gas prices.

Operating Costs and Expenses

Production and ad valorem taxes. Production and ad valorem taxes for the six months ended June 30, 2019 were $4.1 million, an increase of $1.3 million from $2.8 million for the six months ended June 30, 2018. Production taxes accounted for the majority of the increase, primarily as a result of increased severance tax rates applicable to certain Anadarko Basin properties during the period.

Depletion. Depletion expense for the six months ended June 30, 2019 was $15.9 million, a decrease of $0.5 million from $16.4 million for the six months ended June 30, 2018. $2.0 million of this decrease was attributable to a lower depletion rate partially offset by a $1.5 million increase due to higher production volumes.

General and administrative. G&A expense for the six months ended June 30, 2019 was $4.2 million, an increase of $0.1 million from $4.1 million for the six months ended June 30, 2018, as a result of higher employee costs from an increased headcount.

Loss (gain) on dispositions of assets. We recorded losses on dispositions of assets in North Dakota for the six months ended June 30, 2019 totaling $0.8 million, compared to gains recorded on dispositions of assets in Texas for the six months ended June 30, 2018 totaling $0.8 million.

Other Income and Expense

Interest expense. Interest expense for the six months ended June 30, 2019 was $2.6 million, an increase of $0.8 million from $1.8 million for the six months ended June 30, 2018. The increase was primarily the result of higher outstanding borrowings for the entire period during the six months ended June 30, 2019. Borrowings were only outstanding for a portion of the six months ended June 30, 2018 and the average outstanding borrowings were lower.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table provides the components of our revenues and expenses for the periods indicated, as well as each period’s respective average prices and production volumes:

	Year Ended December 31,		Variance
	2018	2017
	(dollars in thousands, except for realized prices and per unit of production data)
Production
Oil (MBbls)	1,620	962	658	68%
Natural gas (MMcf)	7,553	4,430	3,123	70%
NGLs (MBbls)	741	350	391	112%

Total (MBoe)	3,619	2,050	1,569	77%
Total per day (Boe/d)	9,916	5,617	4,299	77%
Revenue
Oil, natural gas and NGLs	$139,824	$66,766	$73,058	109%
Lease bonus and other	2,792	1,280	1,512	118%

Total revenue	142,616	68,046	74,570	110%

Average Realized prices
Oil (per Bbl)	$62.34	$47.62	$14.72	31%
Natural gas (per Mcf)	2.71	3.04	(0.33)	(11)%
NGLs (per Bbl)	24.87	21.44	3.43	16%

Total (per Boe)(1)	$38.63	$32.57	$6.06	19%

Operating costs and expenses
Production and ad valorem taxes	$5,772	$2,290	$3,482	152%
Processing, transportation, and other	6,916	3,327	3,589	108%
Depletion	31,936	18,965	12,971	68%
Impairment of oil and natural gas properties	98	516	(418)	(81%)
Gain on disposition of assets	(825)	(675)	(150)	(22%)
General and administrative (related party)	7,648	6,810	838	12%
General and administrative—other	945	395	550	139%

Total operating costs and expenses	$52,490	$31,628	$20,862	66%

Other income (expense)
Interest income	$38	$25	$13	52%
Interest expense	(5,189)	(206)	(4,983)	2,419%
Income tax expense	(234)	—	(234)	(100%)
Other	70	(10)	80	(800%)

Total other income (expense)	$(5,315)	$(191)	$(5,124)	2,683%

Net income	$84,811	$36,227	$48,584	134%

(1)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per Bbl of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

Revenues

Total revenue for the year ended December 31, 2018 was $142.6 million, an increase of $74.6 million from $68.0 million for the year ended December 31, 2017. The increase was attributable to a $73.1 million increase in mineral royalty revenue during the period and a $1.5 million increase in lease bonus and other revenue. The increase in mineral royalty revenue was primarily the result of increased drilling and completion activity on our mineral and royalty interests, which resulted in a 77% increase in production volumes to 9,916 Boe/d. These increased volumes resulted in a $49.2 million increase in mineral royalty revenue. A 19% increase in realized commodity prices to $38.63 per Boe from $32.57 per Boe resulted in an additional $23.9 million increase in mineral royalty revenue.

When we lease our minerals, we generally receive an upfront cash payment, or a lease bonus. The increase of $1.5 million in lease bonus and other for the year ended December 31, 2018 was primarily attributable to increased lease bonus activity on our interests in the Permian Basin. Other revenues include payments for right-of-way and surface damages and were not a significant portion of the overall amount.

Operating Costs and Expenses

Production and ad valorem taxes. Production and ad valorem taxes for the year ended December 31, 2018 were $5.8 million, an increase of $3.5 million from $2.3 million for the year ended December 31, 2017. Production taxes accounted for $3.3 million of the increase, primarily as a result of higher production volumes and commodity prices in 2018. The remaining $0.2 million increase was attributable to ad valorem taxes on our Texas properties, and is primarily associated with new wells that began producing.

Processing, transportation, and other. Processing, transportation and other expenses for the year ended December 31, 2018 were $6.9 million, an increase of $3.6 million from $3.3 million for the year ended December 31, 2017. The increase was largely driven by increases in production volumes and revenues.

Depletion. Depletion expense for the year ended December 31, 2018 was $31.9 million, an increase of $13.0 million from $19.0 million for the year ended December 31, 2017. Increased production volumes accounted for $14.5 million of the increase, offset by $1.5 million decrease associated with a lower depletion rate in 2018.

General and administrative. G&A expense for the year ended December 31, 2018 was $8.6 million, an increase of $1.4 million from $7.2 million for the year ended December 31, 2017, as a result of higher employee costs from an increased headcount and higher contract labor and professional fees related to dispositions made in 2018.

Impairment of oil and natural gas properties. Impairment of oil and natural gas for the year ended December 31, 2018 was $0.1 million, a decrease of $0.4 million from $0.5 million for the year ended December 31, 2017, as a result of fewer property impairments being recognized during 2018, primarily due to higher commodity prices and activity levels.

Gain on dispositions of assets. Gain on disposition of assets for the year ended December 31, 2018 was $0.8 million, an increase of $0.1 million from $0.7 million for the year ended December 31, 2017, as a result of higher gains recorded on sales that closed during 2018.

Other Income and Expense

Interest expense. Interest expense for the year ended December 31, 2018 was $5.2 million, an increase of $5.0 million from $0.2 million for the year ended December 31, 2017. The increase was the result of Secured Notes issued in 2018, as discussed in “Liquidity and Capital Resources—Debt Agreements.” The borrowings were predominantly incurred to fund our acquisition of additional mineral and royalty interests, which were previously financed primarily through contributions from the Existing Owners.

Liquidity and Capital Resources

Historically, our primary sources of liquidity have been capital contributions from the Existing Owners, borrowings under our debt arrangements and cash flows from operations. We have historically used our available capital to acquire mineral and royalty interests and pay for our operating expenses. However, as our Predecessor Companies completed their respective investment cycles, they implemented their own distribution policies, pursuant to which they distributed available cash on a regular basis. In 2017, 2018 and the six months ended June 30, 2019, we paid an aggregate of $60.8 million, $91.8 million and $52.2 million in distributions, respectively.

Following the completion of this offering, we expect our primary sources of liquidity to be cash from operations, capital available under our revolving credit facility and access to other external capital sources. We expect our primary use of capital will be for the payment of dividends to our shareholders and for investing in our business, specifically the acquisition of additional mineral and royalty interests. For additional information on our dividend policy following the completion of this offering, see “Dividend Policy.”

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests, but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holders. As a result, our only capital expenditures are related to our acquisition of additional mineral and royalty interests. The amount and allocation of future acquisition-related capital expenditures will depend upon a number of factors, including the number and size of acquisition opportunities, our cash flows from operations, investing and financing activities and our ability to integrate acquisitions. For the six months ended June 30, 2019 and the year ended December 31, 2018, we incurred approximately $41.6 million and $137.0 million, respectively, for acquisition-related capital expenditures. We periodically assess changes in current and projected cash flows, acquisition and divestiture activities, debt requirements and other factors to determine the effects on our liquidity. Based upon our current oil, natural gas and NGL price expectations for the remainder of 2019, following the closing of this offering, we believe that our cash flow from operations, additional borrowings under our revolving credit facility and any net proceeds from this offering reserved to fund future acquisitions of mineral and royalty interests will provide us with sufficient liquidity to execute our current strategy. However, our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather and general economic, financial, competitive, legislative, regulatory and other factors. If we require additional capital for acquisitions or other reasons, we may seek such capital through traditional borrowings under our revolving credit facility, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us.

Working Capital

Our working capital, which we define as current assets minus current liabilities, totaled $39.9 million at June 30, 2019 and $43.3 million at December 31, 2018. Our collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant. However, when new wells begin producing, our collection of receivables may lag from initial production as operators complete the division order process, at which point we are paid in arrears. Our cash and cash equivalents balance totaled $7.6 million at June 30, 2019 and $14.1 million at December 31, 2018. We expect that our cash flows from operations and additional borrowings under our revolving credit facility will be sufficient to fund our working capital needs. We expect that the pace of our operators’ drilling of our undeveloped locations, production volumes, commodity prices and differentials to WTI and Henry Hub prices for our oil, natural gas and NGL production will be the largest variables affecting our working capital.

Debt Agreements

Senior Secured Notes

On February 16, 2018, one of our Existing Owners entered into a Note Purchase Agreement (the “NPA”) providing for the issuance and sale of up to $200 million of Senior Secured Notes due 2025 (the “Secured Notes”) with $50 million of Secured Notes issued at the closing. Pursuant to the NPA, the Secured Notes were secured with a portion of our assets, and bore interest at a rate per annum equal to (i) LIBOR plus 6.25% or (ii) the alternative base rate plus 5.25%. In February 2019, we borrowed $88.0 million under our revolving credit facility and distributed all of such borrowings to the issuer of the Secured Notes. In connection with this distribution, the issuer of the Secured Notes redeemed the Secured Notes in full, of which there were $80 million outstanding (the “2019 Debt Refinancing”).

The Secured Notes are reflected under Long-Term Debt—Affiliate in our audited financial statements included elsewhere in this prospectus.

Revolving Credit Facility

On February 14, 2019, Fortis Operating entered into a Credit Agreement providing for a senior secured revolving credit facility (as may be amended, our “revolving credit facility”), which matures on February 14, 2024 and provided for an initial elected commitments of $101 million and an initial borrowing base of $107 million. On April 30, 2019, Fortis Operating entered into the first amendment to this facility which, among other things, increased the borrowing base to $130.0 million and left the elected commitments unchanged at $101.0 million. The elected commitment amount was subsequently increased to $130.0 million as well on May 21, 2019. On September 6, 2019, Fortis Operating entered into the second amendment to this facility, which among other things, increased the borrowing base and the elected commitments to $148 million and provided for the joinder of two new lenders to the facility. The borrowing base is determined based on the reserve reports of certain of our subsidiaries. During 2019, the borrowing base is redetermined on a scheduled quarterly basis, and after 2019, the borrowing base is redetermined on a scheduled semi-annual basis. There is also the option to redetermine the borrowing base outside the scheduled redeterminations, subject to the terms and conditions.

The facility provides that outstanding indebtedness bear interest at LIBOR and/or an alternate base rate, at Fortis Operating election, plus an applicable margin. The applicable margin is between 2.0% and 3.0% for eurodollar borrowings and between 1.0% and 2.0% on alternative base rate borrowings, each depending on the borrowing base utilization levels. It also requires Fortis Operating to pay a commitment fee on each lender’s unused commitment amount. The commitment fee rate is between 0.375% and 0.5% of each lender’s unused commitment, depending on the borrowing base utilization levels.

Advances under the facility are subject to certain conditions precedent, including the accuracy in all material respects of certain representations and warranties and the absence of any default or event of default. Advances may be used, among other things, for general corporate purposes and for acquisitions, investments and capital expenditures. Advances can be prepaid, in whole or in part, at any time without premium or penalty, other than usual and customary LIBOR breakage costs, if applicable.

The facility contains a financial covenant requiring our subsidiary that is the borrower to maintain a ratio of consolidated net debt to consolidated EBITDA as of the last day of any rolling period of less than or equal to 4.00 to 1.00, beginning with the rolling period ending on June 30, 2019. It also contains covenants that restrict us and certain of our subsidiaries in respect of, among other things, mergers and consolidations, sales of all or substantially all assets, entrance into commodity hedges, incurrence of subsidiary indebtedness, incurrence of liens, transactions with affiliates, restricted payments and changes in the nature of our and their respective businesses. It is subject to acceleration upon the occurrence of certain defaults, including, among others, payment defaults on such facility, breach of representations, warranties and covenants, acceleration of indebtedness (other than intercompany and non-recourse indebtedness) in excess of the greater of (i) $5 million or (ii) 5% of the then-effective borrowing base in the aggregate, change of control, nonpayment of uninsured judgments in excess of the greater of (i) $5 million or (ii) 5% of the then-effective borrowing base, and the occurrence of certain ERISA and bankruptcy events, subject where applicable to specified cure periods.

In connection with the closing of this offering, we expect to amend our revolving credit facility to make certain modifications to accommodate this offering. In connection with such amendment, we expect our borrowing base to be increased to $250.0 million and the elected commitments to be increased to $200.0 million. After giving effect to such amendment, the borrowing base will continue to be redetermined semiannually and will be determined based upon the volumes of our proved oil and natural gas reserves and estimated cash flows from these reserves and commodity derivative positions.

Following the amendment, we expect our revolving credit facility will continue to be secured by liens on substantially all of our properties and include guarantees from certain of our subsidiaries. We also expect that we will continue to be required to maintain certain financial ratios consistent with the existing terms. To the extent our Predecessor would have been subject to the limitations provided by our revolving credit facility during 2018, we believe that such limitations would not have had a material impact on our Predecessor’s ability to pay the distributions we declared in 2018.

We will use a portion of the proceeds from this offering to repay outstanding indebtedness under this facility. For more information, please see “Use of Proceeds.”

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(In thousands)
Net cash provided by operating activities	$42,224	$46,916	$113,434	$39,684
Net cash used in investing activities	(41,125)	(42,346)	(116,337)	(373,078)
Net cash provided by (used in) financing activities	(7,556)	(5,096)	(2,002)	321,079

Analysis of Cash Flow Changes Between the Six Months Ended June 30, 2019 and 2018

Operating Activities. The decrease in net cash provided by operating activities for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 is primarily due to decreased revenues realized during the period, primarily as a result of lower realized commodity prices.

Investing Activities. For the six months ended June 30, 2019 and 2018, our net cash used in investing activities was primarily related to acquisitions of mineral and royalty interests. The decrease in net cash used in investing activities for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 is primarily due to a decrease in cash used in acquisitions of mineral and royalty interests.

Financing Activities. The increase in net cash used in financing activities for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 is primarily due to higher capital distributions, as well as expenditures incurred in connection with this offering and the entrance into our revolving credit facility.

Analysis of Cash Flow Changes Between the Year Ended December 31, 2018 and 2017

Operating Activities. The increase in net cash provided by operating activities for the year ended December 31, 2018 as compared to the prior year is primarily due to a 77% increase in production volumes and a 19% increase in realized prices, partially offset by a 66% increase in cash operating expenses.

Investing Activities. For the years ended December 31, 2018 and 2017, our net cash used in investing activities was primarily related to acquisitions of mineral and royalty interests. The decrease in net cash used in investing activities for the year ended December 31, 2018 as compared to the prior year is primarily due to a decrease in cash used in acquisitions of mineral and royalty interests.

Financing Activities. The decrease in net cash provided by financing activities for the year ended December 31, 2018 as compared to the prior year is primarily due to a decrease in capital contributions and an increase in capital distributions, partially offset by increases in borrowings from affiliates.

Contractual Obligations

We did not have any direct contractual obligations as of December 31, 2018. However, we use office space under an office lease that is in FAS’s name. Pursuant to our Management Services Agreements with FAS, we have historically been obligated to pay for our proportional cost of the office lease. However, in connection with this offering, we expect to assume the office lease, and, as a result, will be obligated to pay $0.5 million, $0.5 million, $0.5 million, $0.5 million and $0.3 million for 2019, 2020, 2021, 2022 and 2023, respectively, with no obligation after 2023.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that our operators receive for the oil, natural gas and NGLs produced from our properties. Realized prices are primarily driven by the prevailing benchmark prices for oil, natural gas and NGLs in the United States. Pricing for oil, natural gas and NGLs has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. Since January 1, 2014 the posted price for WTI has ranged from a low of $26.19 per Bbl in February 2016 to a high of $107.95 per Bbl in June 2014, and as of June 30, 2019, the posted price for oil was $58.20 per Bbl. NGL prices generally correlate to the price of oil, and accordingly prices for these products have likewise declined and are likely to continue following that market. Prices for domestic natural gas have also fluctuated significantly over the last several years. Since January 1, 2014, the Henry Hub spot market price for natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $8.15 per MMBtu in February 2014, and as of June 30, 2019, the Henry Hub spot market price of natural gas was $2.42 per MMBtu. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Commodity Prices.” The prices our operators receive for the oil, natural gas and NGLs produced from our properties depend on numerous factors beyond their and our control, some of which are discussed in “Risk Factors—Risks Related to Our Business—Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.”

A $1.00 per Bbl change in our realized oil price would have resulted in a $1.6 million change in our oil revenues for the year ended December 31, 2018. A $0.10 per Mcf change in our realized natural gas price would have resulted in a $0.7 million change in our natural gas revenues for the year ended December 31, 2018. A $1.00 per Bbl change in NGL prices would have resulted in a $0.7 million change in our NGL revenues for the year ended December 31, 2018. Royalties on oil sales contributed 71% of our total revenues for the year ended December 31, 2018. Royalties on natural gas sales contributed 14% and royalties on NGL sales contributed 13% of our total revenues for the year ended December 31, 2018.

A $1.00 per Bbl change in our realized oil price would have resulted in a $0.9 million change in our oil revenues for the six months ended June 30, 2019. A $0.10 per Mcf change in our realized natural gas price would have resulted in a $0.4 million change in our natural gas revenues for the six months ended June 30, 2019. A $1.00 per Bbl change in NGL prices would have resulted in a $0.4 million change in our NGL revenues for the six months ended June 30, 2019. Royalties on oil sales contributed 72% of our total revenues for the six months ended June 30, 2019. Royalties on natural gas sales contributed 13% and royalties on NGL sales contributed 12% of our total revenues for the six months ended June 30, 2019.

We have not historically engaged in any hedging activities. However, in connection with our entrance into our revolving credit facility, we entered into hedging arrangements representing a portion of the notional volumes of our reasonably anticipated production of crude oil and natural gas from proved developed producing reserves for each calendar month through February 2021 as set forth in the table below. We may, but will not be required to, enter into additional hedging arrangements as we deem appropriate.

Oil price swaps

Contract Period	Index	Notional Volumes (Bbl)	Weighted Average Fixed Price (per Bbl)	Range (per Bbl)
				Low	High
July 2019—December 2019	NYMEX WTI	127,879	$60.92	$59.00	$63.80
January 2020—December 2020	NYMEX WTI	194,421	$58.58	$57.60	$60.05
January 2021—February 2021	NYMEX WTI	27,392	$58.58	$57.60	$60.05

Natural gas price swaps

Contract Period	Index	Notional Volumes (MMBtu)	Weighted Average Fixed Price (per MMBtu)	Range (per MMBtu)
				Low	High
July 2019—December 2019	NYMEX Henry Hub	520,696	$2.80	$2.59	$3.03
January 2020—December 2020	NYMEX Henry Hub	828,451	$2.72	$2.54	$3.03
January 2021—February 2021	NYMEX Henry Hub	119,527	$2.80	$2.78	$2.82

Customer Credit Risk

We are subject to risk resulting from the concentration of mineral and royalty interest revenues in producing oil and natural gas properties and receivables with several significant operators. For each of the year ended December 31, 2018 and the six months ended June 30, 2019, three operators (Devon Energy (33%), Concho Resources (14%) and Encana Corporation (12%) for the year ended December 31, 2018 and Devon Energy (34%), Concho Resources (15%), and Encana Corporation (13%) and for the six months ended June 30, 2019), each accounted for more than 10% of our mineral and royalty interest revenue. The inability or failure of any one of these operators to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit risk associated with our operators is acceptable.

Interest Rate Risk

As of June 30, 2019, we had $88.0 million of long-term indebtedness related to borrowings under our revolving credit facility. Assuming no change in the amount outstanding, the impact on interest expense of a 1%

increase or decrease in our assumed weighted average interest rate would be approximately $0.9 million per year on an annualized basis, with a corresponding decrease in our results of operations. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but we do not currently have any interest rate hedges in place.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

Certain of our accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions or if different assumptions had been used. The following discussion of critical accounting estimates, including any related discussion of contingencies, addresses important accounting areas where the nature of accounting estimates or assumptions could be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change. Below, we have provided expanded discussion of our more significant accounting policies, estimates and judgments. A complete list of our significant accounting policies are described in the notes to our audited financial statements for the year ended December 31, 2018 included elsewhere in this prospectus.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate estimates and assumptions on an ongoing basis using historical experience and other factors. While we believe that the estimates and assumptions used in preparation of the financial statements are appropriate, because there are numerous uncertainties inherent in the estimation process, actual results could differ materially from those estimates. The volatility of commodity prices results in increased uncertainty inherent in such estimates and assumptions. As future commodity prices cannot be predicted accurately, actual results could differ significantly from estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Significant estimates made in preparing our financial statements include the estimate of uncollected revenues and unpaid expenses from mineral interests, royalty interests and ORRIs in properties operated by nonaffiliated entities, the estimates of proved oil, natural gas and NGL reserves and related present value estimates of future net cash flows from those properties, and equity-based compensation.

Revenue Recognition

Our revenue is primarily derived from oil, natural gas and NGL mineral interests, royalty interests and ORRIs. Revenue is recorded when title passes to the operator or purchaser. The pricing of oil, natural gas and NGLs from the properties in which we own a mineral or royalty interest is primarily determined by supply and demand in the marketplace and can fluctuate considerably. As an owner of mineral and royalty interests, we have no involvement in or operational control over the volumes and methods of sale of the oil, natural gas and NGLs produced and sold from our properties. Royalty interest owners have no rights or obligations to explore, develop or operate properties and do not incur any of the costs of exploration, development or operation of the properties. Given the inherent time interval between when oil, natural gas and NGL production and sales occur and when operators or purchasers ordinarily make disbursements to royalty interest owners, a significant portion of our revenues may represent accrued revenue based on estimated net sales volumes. Lease bonuses are recorded upon receipt to the extent we have no ongoing obligations to perform (other than allowing access to the lease).

Oil and Natural Gas Properties

We invest primarily in mineral interests, royalty interests, and ORRIs in oil and natural gas properties. Oil and natural gas producing activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties are capitalized. All G&A costs unrelated to acquisitions are expensed as incurred.

A portion of the carrying value of our oil and natural gas properties is attributable to unproved properties. The unproved amounts are not subject to depletion until they are classified as proved properties. Capitalized costs attributable to the properties become subject to depletion when proved reserves are assigned to the property and we transfer the cost basis from unproved to proved properties accordingly.

Oil and natural gas properties are grouped in accordance with the Extractive Industries—Oil and Gas Topic of the Financial Accounting Standards Board Accounting Standards Codification. The basis for grouping is a reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a reservoir or field. Depletion of proved properties is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts, and any gain or loss is recognized.

We evaluate proved properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent capitalized costs of proved properties, net of accumulated depletion, exceed the undiscounted future cash flows, the carrying value of the property is reduced to estimated fair value and the excess capitalized costs are charged to impairment expense in the period incurred. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of the underlying properties include estimates of reserves, future commodity prices and the market-based weighted average cost of capital rate. Proved properties are grouped for impairment purposes by regional aggregations of fields according to a number of factors including location and geological characteristics. We did not recognize impairment expense associated with our proved properties in 2018, but we did recognize $0.3 million of such impairment expenses for the year ended December 31, 2017. The impairments were primarily due to changes in assumptions and reductions in estimated future cash flows and represent nonrecurring fair value measurements.

We assess all properties classified as unproved on an annual basis for impairment. We assess properties on an individual basis or as a group, if properties are individually insignificant. The assessment includes consideration of the following factors, among others: recent drilling activity, remaining lease term, geological, geophysical and engineering evaluations, and market prices for similar assets. We recognized impairment expense associated with our unproved properties of $0.1 million and $0.3 million for the years ended December 31, 2018 and 2017, respectively. The impairments were primarily due to recent drilling activity and changes in assumptions and acreage in certain areas.

Reserves

Estimates of our proved reserves are prepared in accordance with accounting principles generally accepted in SEC guidelines. Our engineering estimates of proved oil, natural gas and NGL reserves directly impact financial accounting estimates, including depletion and impairment of proved properties. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under defined economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering and economic data for each reservoir. The accuracy of a reserve estimate is a function of: (i) the quality and quantity of available data; (ii) the interpretation of that data; (iii) the accuracy of various mandated economic assumptions; and (iv) the judgment of the persons preparing the estimate. The data for a given reservoir may change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Changes in oil and natural gas prices and expected performance from a given reservoir also will result in revisions to the amount of our estimated proved reserves. If such changes are material, they could significantly affect future depletion of oil and natural gas properties and result in impairment of oil and natural gas properties representing non-cash charges to income that may be material.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. Oil and natural gas reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. Estimates of reserves are forecasts based on engineering analyses and historical production information. Different reserve engineers could reach different conclusions as to estimated quantities of oil, natural gas and NGL reserves based on the same information.

We are unable to predict future commodity prices with any greater precision than the futures market. To estimate the effect lower prices would have on our reserves, we determined that applying a 10% discount to the commodity prices used in our December 31, 2018 reserve report prepared by Ryder Scott results in a less than 1% reduction of estimated proved reserve volumes as compared to the undiscounted pricing scenario used in our December 31, 2018 reserve report. Moreover, depletion expense would have increased by less than 1%, and there would have been no additional impairments recognized.

Equity-Based Compensation

Certain Predecessor Companies have granted equity-based compensation awards in the form of both incentive units and incentive interests. These awards are accounted for under authoritative guidance on share-based payments, stock compensation, and financial instruments. The guidance requires all incentive unit and incentive interest awards to non-employees and directors to be recognized in the financial statements based on their fair values once performance and requisite service conditions are met. The determination of the fair value of an award requires significant estimates and subjective judgments regarding, among other things, the appropriate option pricing model, the expected life of the award, expected volatility, dividend yields and appropriate discount rates. Estimates of the fair value of incentive units granted were completed using a Black-Scholes option valuation model, which requires us to make several aforementioned assumptions. Based on their terms, the incentive unit awards granted by certain Predecessor Companies are deemed fully vested. However, the fair value of the awards were immaterial and no unit-based compensation expense was recognized during the years ended December 31, 2018 and 2017. Based on their terms, the incentive interest awards granted by certain other Predecessor Companies are not deemed vested as specified performance and service conditions have not been met and no compensation expense was recognized during the years ended December 31, 2018 and 2017. See “Note 9—Combined Equity” to our combined financial statements as of December 31, 2018 and 2017 included elsewhere in this prospectus, for additional information.

Recently Issued Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements” to our combined financial statements as of December 31, 2018 and “Note 2—Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements” to our combined financial statements as of June 30, 2019, each included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until the year following our first annual report required to be filed with the SEC. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

BUSINESS

Overview

We are a returns-focused company formed to pursue oil and natural gas mineral and royalty interest opportunities in leading oil-weighted onshore domestic resource plays. Our primary business objective is to maximize risk-adjusted total returns by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators. Substantially all of our interests are located in two geographic locations: (i) the Permian Basin of West Texas and New Mexico and (ii) the STACK play located within the Anadarko Basin of Oklahoma. As of June 30, 2019, we owned mineral and royalty interests in approximately 11,063 NRIA, with average estimated net production of approximately 11.9 MBoe/d during the three months ended June 30, 2019, 67% of which were liquids.

Mineral and royalty interests offer the unique opportunity to participate in organic growth in production and free cash flow from the underlying oil and gas assets without incurring development or lease operating costs. These interests are a differentiated investment opportunity that entitle owners to receive a fixed revenue interest (or royalty share) of oil, natural gas and NGLs produced from the acreage underlying the interests and typically include rights to all mineral depths, entitling us to revenue interests on the full hydrocarbon resource potential produced from the underlying acreage. Our mineral and royalty interests are not subject to any capital costs for development and are unburdened by lease operating costs and operational responsibilities, which results in higher operating and cash flow margins relative to E&P companies. This margin differentiation allows us to generate significant cash flows throughout various commodity price cycles.

Our Key Areas

We have focused our activities in two premier onshore oil-producing areas in the United States: (i) the Permian Basin and (ii) the STACK play within the Anadarko Basin. Our Key Areas have attractive characteristics, such as known and predictable geologic properties, low economic break-evens across multiple hydrocarbon intervals, significant horizontal well control and the presence of high-quality, well-funded operators focused on multi-well pad development. These attractive characteristics are key drivers in attracting long-term development capital from industry operators. The following provides a summary of our Key Areas:

•

Permian Basin. The Permian Basin ranges from southeastern New Mexico into West Texas and is currently the most active area for drilling in the U.S. It includes three main geologic sub-basins: the Midland Basin to the east, the Delaware Basin to the west, and the Central Basin Platform in between. Our acreage underlies multiple prospective areas across the Midland and Delaware Basins.

•

STACK Play. The Anadarko Basin ranges from Oklahoma to the Texas Panhandle and extends into southwestern Kansas and southeastern Colorado. Substantially all of our mineral and royalty interests in the Anadarko Basin are located in the area of thickest, over-pressured Meramec and Woodford shales with the highest oil content, which we refer to as the “STACK play.” This area has the highest resource concentration in the eastern Anadarko Basin and is located at the conjunction of Blaine, Canadian and Kingfisher counties.

We believe that the Permian Basin and the STACK play represent the two domestic onshore oil-producing areas with the most significant momentum in development activity. For example, the chart below depicts horizontal U.S. onshore wells spud by year, which demonstrates that our Key Areas have experienced an outsized growth in activity as compared to other major U.S. onshore plays as oil-focused activity and capital allocation by operators has migrated from maturing plays, such as the Bakken and Eagle Ford, to our Key Areas. While the aggregate percent of horizontal U.S. onshore wells spud in the Bakken and Eagle Ford has decreased from 32% in 2015 to 23% in 2018, the percent of horizontal U.S. onshore wells spud in our Key Areas has increased from 23% to 40% over the same period.

Source: RSEG.

This increased development activity has driven significant production growth on our acreage. As shown in the chart below, from January 1, 2015 through December 31, 2018, according to RSEG, the Delaware Basin, the Midland Basin and the STACK play experienced a CAGR in production of 43%, 47% and 40%, respectively, which were well above the onshore domestic average of 12% over the same period. Furthermore, from January 1, 2015 through December 31, 2018, production associated with the mineral and royalty interests owned by us as of June 30, 2019 in these areas grew at a CAGR of approximately 62%, 134% and 56%, respectively. Accordingly, we believe that our assets represent core acreage within each Key Area and will continue to be prioritized in operators’ development activity.

Production CAGR in the U.S. and Our Key Areas(1)

(1)	Source: RSEG.
(2)

Production growth associated with our assets is calculated based on the interests we owned as of June 30, 2019 as if we owned such interests during the entire period, regardless of the date we acquired such interests.

We believe our Key Areas are poised to continue their production and activity momentum as technological advances within the industry have unlocked a significant amount of undeveloped resources. Operators in the areas in which we own assets have successfully tested multiple productive hydrocarbon intervals, providing an extensive drilling inventory of many of the most economic drilling locations in the U.S. Given that our assets typically entitle us to ownership rights to all formations, we stand to significantly benefit from the potential development of additional horizons. The following are examples of existing and prospective horizons in our Key Areas (ordered by geologic depth):

Our Mineral and Royalty Interests

Our interests are comprised of various instrument types, each of which constitutes a right to revenues derived from produced hydrocarbons. Mineral interests are real-property interests that are typically perpetual and grant both ownership of the oil, natural gas and NGLs under a tract of land and the right to lease development rights to a third party. When those rights are leased, usually for a three to five-year primary term, we typically receive an upfront cash payment, known as lease bonus, and we retain a royalty interest, which entitles us to a percentage of production or the associated revenue. As of June 30, 2019, less than 1% of our properties were unleased. We also own some royalty interests, known as non-participating royalty interests, that are perpetual and have been carved out of mineral interests, which represent the right to receive royalty payments similar to mineral interests, but do not include the associated right to negotiate the terms of the lease or the right to a lease bonus payment. Mineral and non-participating royalty interests represented approximately 66% of our NRIA as of June 30, 2019. We also own ORRIs, which burden the working interest holders’ ownership of a lease and represent the right to receive a fixed percentage of production or revenue from production from a lease. ORRIs remain in effect until the associated lease expires and are therefore not perpetual in nature. Leases primarily remain in effect by operators maintaining commercial amounts of hydrocarbon production on the lease. Leases that maintain this amount of production are often referred to as held by production. Almost all of our ORRIs relate to leases that are held by production, which makes our ORRIs effectively perpetual and substantially similar, economically, to our mineral and non-participating royalty interests. As of June 30, 2019, ORRIs represented approximately 34% of our NRIA.

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holders. Mineral and royalty owners only incur their proportionate share of severance and ad valorem taxes, as well as in some instances, processing, gathering, transportation and marketing costs. As a result, operating margins and free cash flow for a mineral and royalty interest owner are higher as a percentage of revenue than for a traditional E&P company.

In each of our Key Areas, our acreage is typically incorporated into larger drilling spacing units, which are areas designated as a unit by field spacing rules or unit designation, or otherwise combined with other acreage pursuant to an administrative permit or order. We estimate and refer to this combined acreage, whether or not formally designated as a drilling spacing unit, as “DSU acreage” and to any DSU acreage in which we are entitled to participate or expect to be entitled to participate as a result of our mineral and royalty interests as our “DSU acres.” Operators that own working interests in particular DSU acreage participate in the drilling of wellbores on such acreage to develop their oil and gas lease rights. When our acreage is incorporated into a DSU acreage position, we participate in production in such acreage with our proportional NRI.

We define our “NRIA” as the hypothetical number of net acres in which we would own a 100% NRI, which allows us to describe our varying NRI in our properties on a normalized basis. The following diagram summarizes how to convert our DSU acreage into our proportionate NRIA:

Hypothetical DSU 1% NRI 6.4 NRI Acres Hypothetical DSU 1% NRI 6.4 NRI Acres

Our NRIA can be derived by a similar approach at the tract level, in each case represented as the hypothetical number of net acres in which we would own a 100% NRI. The following diagram summarizes how to convert our tract net mineral acres into our proportionate NRIA, assuming a standard fee simple ownership under lease:

Certain other mineral and royalty industry participants disclose their “net royalty acres.” Generally, a net royalty acre is representative of the hypothetical number of net acres in which one would own a 12.5% NRI. Our NRIA can be converted to the net royalty acre equivalent by multiplying our NRIA by eight.

As of June 30, 2019, we owned mineral and royalty interests in 11,063 NRIA. The following table summarizes our mineral and royalty interest position in our Key Areas as of June 30, 2019.

Area	DSU Acres	Weighted Average NRI(1)	NRIA(2)(3)
Delaware	374,563	1.0%	3,570
Midland	255,771	0.6%	1,525
STACK	358,419	1.6%	5,633

(1)	Represents our weighted average NRI across our DSU acreage.
(2)	Represents our gross DSU acres multiplied by our weighted average NRI across such acreage position.
(3)	Outside of our Key Areas, we own approximately 335 NRIA, substantially all of which are located in the SCOOP/Merge plays of the Anadarko Basin in Oklahoma.

Our Operators

Our acquisition activity has focused on areas where active, well-capitalized operators have expressed their intent to execute multi-year, pad-focused development programs. As of June 30, 2019, our top five operators by NRIA were Concho Resources, ConocoPhillips, Mewbourne Oil, Occidental Petroleum and Pioneer Natural

Resources, in the Permian Basin, and Cimarex Energy, Continental Resources, Devon Energy, Marathon Oil and Encana Corporation, in the STACK play. Although we are unable to determine with certainty which operators will ultimately operate our properties, we believe our top operators have made significant investments in land, leasehold and infrastructure in our Key Areas generally and the counties where we own properties specifically, which provides us reasonable assurances that they will continue to allocate drilling capital towards our properties.

Our Activity Wells and Additional Locations

We believe our production and cash flows will grow significantly as operators continue to develop the substantial inventory of horizontal drilling locations on our acreage. We divide our horizontal well inventory into four categories based on the development stage of the well or prospective well: (i) Producing Wells, (ii) DUCs, (iii) prospective wells that have been granted drilling permits and (iv) Additional Locations. The DUCs and the permitted wells, which we collectively refer to as “Activity Wells,” provide near-term visibility on production activity in areas where we own interests, as we have found that Activity Wells are likely to be converted into Producing Wells under a short time horizon.

Our Additional Locations represent locations on our acreage that we have identified based on RSEG’s analysis of proven horizons and on publicly available information regarding existing operator spacing and development plans. In order to identify our Additional Locations, we undertake a four-step analysis to make determinations with respect to likely development programs, prospective zones, prospective well density per zone and, ultimately, the number of Additional Locations that exist on our acreage. First, we analyze our acreage on a tract-by-tract basis based upon what we believe to be the most likely development scenario for that tract, which is based on our review of offset or surrounding well geometry and/or well geometry that directly intersects our individual tracts. Second, each tract is assigned prospective zones based on a variety of factors, including geologic data, offset well results and industry activity. Third, we perform a prospective well density per zone analysis, which requires evaluation of (i) what we believe to be the most likely well spacing assumptions based on industry disclosure, third-party research and other publicly available data and (ii) offset activity data from producing wells, permitted wells and wells waiting on completion. Finally, for each prospective zone, we determine the number of Producing Wells, DUCs and permits currently in existence and then assign Additional Locations to that tract based on our well spacing assumptions.

When we analyze and incorporate spacing assumptions, our methodology centers around the total horizontal wellbores that are expected to be drilled across a single mile width. We generally refer to single mile width density assumptions on a “per mile-wide DSU” basis. Based on this framework, our Additional Locations assume (i) in the Delaware Basin, an average of 18 locations per mile-wide DSU across Wolfcamp A, Wolfcamp B, Avalon, Third Bone Spring and Second Bone Spring horizons, (ii) in the Midland Basin, an average of 20 locations per mile-wide DSU across Wolfcamp A, Wolfcamp B and Lower Spraberry horizons and (iii) in the STACK play, an average of seven locations per mile-wide DSU across the upper and lower Meramec and Woodford horizons. The table below reflects our current horizontal Producing Wells, Activity Wells and Additional Locations as of June 30, 2019 across our DSU acreage as well as net to our NRI.

			Undeveloped Locations(3)
Area(1)			Gross			Net to NRI
	Producing Wells(2)		Activity Wells		Additional Locations	Activity Wells		Additional Locations
	Gross	Net to NRI	DUCs	Permits		DUCs	Permits
Delaware	902	9.63	226	344	6,598	1.06	2.93	69.99
Midland	311	2.25	143	168	3,676	0.69	1.14	22.60
STACK	847	16.67	113	88	1,368	1.79	1.79	18.82

Total	2,060	28.55	482	600	11,642	3.54	5.86	111.41

(1)

This table excludes horizontal well inventory associated with the 335 NRIA we own outside our Key Areas. On this additional acreage, as of June 30, 2019, we had 151 Producing Wells, 31 DUCs and 16 permits (or 0.38, 0.04 and 0.05 wells, respectively, net to our NRI).

(2)	All of our proved reserves as of December 31, 2018 were associated with Producing Wells as of such date.
(3)	As of December 31, 2018, there were no proved reserves associated with our Undeveloped Locations.

Our horizontal well inventory contains a range of lateral lengths, the substantial majority of which are from 5,000 feet to 10,000 feet. We ratably convert our horizontal well inventory for modeling purposes to 7,500-foot equivalents in order to more closely approximate the amount of reservoir footage that is accessed by horizontal wells drilled on our properties. The table below reflects our current horizontal Producing Wells, Activity Wells and Additional Locations as of June 30, 2019 across our DSU acreage on an indexed basis to a 7,500-foot equivalent and on an indexed basis to a 7,500-foot equivalent net to our NRI.

			Undeveloped Locations(3)
Area(1)	Producing Wells(2)		Indexed Gross			Net to NRI (Indexed)
	Indexed Gross	Net to NRI (Indexed)	Activity Wells		Additional Locations	Activity Wells		Additional Locations
			DUCs	Permits		DUCs	Permits
Delaware	817	8.63	256	341	5,695	1.11	2.73	57.84
Midland	371	2.55	184	214	4,601	0.85	1.45	27.97
STACK	861	17.42	140	108	1,442	2.32	2.16	19.31

Total	2,049	28.60	580	663	11,738	4.28	6.34	105.12

(1)

This table excludes horizontal well inventory associated with the 335 NRIA we own outside our Key Areas. On this additional acreage, as of June 30, 2019, we had, on an indexed basis, 158 Producing Wells, 37 DUCs and 21 permits (or 0.39, 0.06 and 0.06 wells, respectively, net to our NRI) across our DSU acreage.

(2)	As of December 31, 2018, all of our proved reserves were associated with our Producing Wells.
(3)	As of December 31, 2018, there were no proved reserves associated with our Undeveloped Locations.

Historically, a substantial portion of our production and revenue has been derived from the STACK play. For the six months ended June 30, 2019, 56% of our revenue was attributable to the Anadarko Basin, including the STACK play. However, as of June 30, 2019, approximately 82% of our Additional Locations (net to our NRI and indexed to 7,500-foot equivalents) were attributable to the Permian Basin. As a result, we believe our production and revenue will reflect increasing levels of contribution from the Permian Basin given its depth of remaining well inventory over time.

We believe that there may be additional upside related to our Additional Locations. We estimate, based on RSEG’s analysis of proven horizons and on disclosures made publicly available by certain operators, it may be possible, through further downspacing and targeting additional zones, to increase average horizontal locations per mile-wide DSU in the Delaware Basin, Midland Basin and STACK play to approximately 30, 29 and nine, respectively, implying considerable upside to our Additional Locations in those areas. For example, we believe that additional prospective locations exist in the Wolfcamp C, Second Bone Spring and First Bone Spring horizons in the Delaware Basin and the Middle Spraberry, Jo Mill, Wolfcamp C and Wolfcamp D horizons in the Midland Basin on certain portions of our acreage. Based on this spacing, we estimate our Additional Locations as of June 30, 2019 in the Delaware Basin, Midland Basin and STACK play would increase to 11,444, 5,506 and 2,175 gross locations, respectively (or 117.15, 33.14 and 34.32 locations net to our NRI, respectively, an increase of 67%, 47% and 82%, respectively). Approximately 65% of these aggregate incremental Additional Locations are attributable to further downspacing and approximately 35% are attributable to the targeting of additional zones. In addition, when normalizing for lateral length of our horizontal well inventory to 7,500-foot equivalents, we estimate our Additional Locations as of June 30, 2019 in the Delaware Basin, Midland Basin and STACK play would increase to 9,957, 6,880 and 2,293 gross locations, respectively (or 97.53, 41.15 and 35.67 locations net to our NRI, respectively, an increase of 69%, 47% and 85%, respectively). In addition, certain of our operators have publicly disclosed views of horizontal locations per mile-wide DSU in excess of the additional estimated drilling locations described above, generally due to their assumption of greater well density or additional horizons.

We analyze the amount of Producing Wells on a per mile-wide DSU basis to discern our portfolio’s maturity relative to its full development potential. As of June 30, 2019, we had interests in approximately 2,060 Producing Wells in our Key Areas, representing an average of 1.6 producing horizontal wells per mile-wide DSU. As such, we believe that our portfolio is relatively immature and primed for significant potential growth based on our estimated spacing assumptions, asset quality and expected operator activity.

The following charts reflect the relative percentage of our Producing Wells, Activity Wells and Additional Locations, net to our NRI and indexed to 7,500-foot equivalents, in our Key Areas as of June 30, 2019.

Because our Key Areas have experienced an outsized share of domestic onshore development activity, the number of Producing Wells and Activity Wells has increased rapidly across our acreage, as shown in the chart below. We believe this outsized share of development activity provides visibility on expected near-term production growth. We expect this will result in continued production growth on our asset base as drilling locations are converted to Activity Wells and Activity Wells are converted to producing wells. The following charts display cumulative balances of our 7,500-foot equivalent Activity Well inventory net to our NRI owned as of June 30, 2019 from December 31, 2015 to June 30, 2019 at each period end.

We describe the conversion of horizontal permitted wells to Producing Wells as the “Activity Well conversion cycle.” We analyze the duration of the Activity Well conversion cycle, along with the number of

Activity Wells, to predict the assumed pace of development in the areas in which our interests are located. From January 1, 2016 through June 30, 2019, the average Activity Well conversion cycle was approximately nine months. Moreover, we analyze the vintage on both our DUCs and our permits to determine if our Activity Well conversion cycle is likely to change. Of the 482 DUCs in our Key Areas as of June 30, 2019, 94% were spud over the prior 12 months. Of the 600 permits in our Key Areas as of June 30, 2019, 85% were permitted over the prior 18 months.

Financial Philosophy and Acquisition Strategy

Our financial philosophy is based on returns-focused capital allocation and the preservation of a strong balance sheet through varying commodity price environments. We aim to balance the return of capital to investors with the risks and rewards of executing acquisitions that are accretive to shareholder value. In order to effect this approach, after returning capital to our shareholders through quarterly dividends of a substantial majority of our free cash flow, we intend to allocate any remaining available cash, after debt service and other needs, towards pursuing accretive acquisition opportunities. We believe the flexibility to allocate remaining available capital, including internally generated free cash flow, will be a key differentiator in our ability to maximize value for our shareholders across commodity cycles. While we expect to pay quarterly dividends in accordance with this financial philosophy, we have not adopted a formal written dividend policy to pay a fixed amount of cash each quarter or to pay an amount based on the achievement of, or derivable from, any specific financial metrics, including free cash flow. Specifically, while we intend to pay a substantial majority of our free cash flow each quarter, we have not adopted any specific targeted payout ratio based on free cash flow or any other measure. The payment of dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. See “Dividend Policy.”

Our acquisition strategy, which is focused on our Key Areas, is predicated on identifying mineral and royalty interests in areas with the most attractive development profiles for operators in an attempt to maximize the probability that drilling and production growth will occur on our acreage. Because of the capital intensity and time required by operators to fully develop their acreage, we generally do not believe current cash flow adequately captures the long-term value of the underlying mineral and royalty interests. As a result, we intend to continue our historical approach of evaluating acquisition opportunities based on their ability to create long-term value for our shareholders, including, as a factor, accretion in cash flows.

In order to facilitate our acquisition strategy, in connection with this offering, we and EnCap X will form Acquisition JV, which will be an acquisition vehicle initially with no assets through which EnCap X may fund potential acquisitions of mineral and royalty interests sourced by our management team that do not meet our acquisition criteria. EnCap X will own 100% of the capital interests in Acquisition JV and we will own a carried interest, which will entitle us to a percentage of distributions by Acquisition JV once certain return thresholds have been met. Acquisition JV will only consider acquisition opportunities that we source to it, and all sourcing will be within our sole discretion. We would expect that these sourced acquisitions will primarily consist of properties in our Key Areas that represent attractive long-term return potential but would not be expected to increase cumulative cash flows in the short term following acquisition. Because these properties are expected to be in our Key Areas, they may be suitable as future acquisition candidates for us as they are further developed. In certain circumstances a committee of our board of directors composed entirely of disinterested directors will be required to approve our decision to source opportunities to Acquisition JV. Once sourced, any acquisition made by Acquisition JV will require the approval of the board of Acquisition JV, which is controlled by EnCap X, and will be funded by EnCap X. EnCap X will be under no obligation, and may decline, to pursue any mineral interests that we source to it through Acquisition JV. In the event that we offer an opportunity to Acquisition JV and EnCap X approves such acquisition, we will facilitate the consummation of such acquisition and manage Acquisition JV’s ownership of any interests acquired subsequent to such acquisition. No members of management will own any direct interest in, receive direct compensation from, or be entitled to any distributions from Acquisition JV, other than indirectly as a result of their ownership in us. Furthermore, we will have a right of first offer on any sale of mineral and royalty interests by Acquisition JV. For more information, please see “Certain Relationships and Related Party Transactions.”

In executing our acquisition strategy, where appropriate, we may pursue certain third-party mineral and royalty interest acquisitions jointly with Acquisition JV. For example, we and Acquisition JV may jointly pursue an acquisition where we would predominantly acquire interests in properties expected to be developed in the short term and Acquisition JV would predominantly acquire interests in acreage anticipated to be developed on a longer time horizon. We believe this arrangement will give us the ability to capture an array of third-party acquisition opportunities that we would not otherwise be in a position to pursue.

Competitive Strengths

Our primary business objective is to maximize risk-adjusted total returns by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators. We believe that the following competitive strengths will allow us to successfully achieve our primary business objective:

•

Our mineral and royalty interests are not subject to development or lease operating costs, which results in higher operating margins relative to E&P companies. Our mineral and royalty interests are a differentiated investment opportunity that entitle us to receive a fixed revenue interest (or royalty share) of oil, natural gas and NGLs produced from the acreage underlying our interests. As a mineral and royalty interest owner, we incur the initial cost to acquire our interests but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holder. For the six months ended June 30, 2019 and the year ended December 31, 2018, our net income was $38.1 million and $84.8 million, respectively, and our adjusted operating margin as a percentage of our oil, natural gas and NGL sales was 89% and 93%, respectively. For a full definition of adjusted operating margin and a reconciliation of it to its most directly comparable measure calculated and presented in accordance with GAAP, please see “Summary—Non-GAAP Financial Information.” This margin differentiation allows us to generate significant cash flows throughout various commodity price cycles. Furthermore, we believe our operating margins and free cash flow, as a mineral and royalty interest owner, are higher as a percentage of revenue than for a traditional E&P company because we are not subject to development or lease operating costs.

•

Assets located in high-development areas under top-tier operators. Substantially all of the acreage underlying our mineral and royalty interests is located in two of the most prolific oil plays in North America, the Permian Basin in West Texas and New Mexico and the STACK play of the Anadarko Basin in Oklahoma. We believe that the low economic break-evens across multiple hydrocarbon intervals, significant well control and the presence of high-quality, well-funded operators focused on multi-well pad development make our Key Areas highly attractive development areas where we expect to continue to see significant operator activity. Our largest operators have a proven history of high operational performance and are using multi-well pad development to further drive production growth as our Key Areas enter full-field development. From January 1, 2015 to December 31, 2018, production associated with the mineral and royalty interests owned by us as of June 30, 2019 in the Delaware Basin, the Midland Basin and the STACK play grew at a CAGR of approximately 62%, 134% and 56%, respectively. Accordingly, we believe that our assets represent core acreage within each Key Area and will continue to be prioritized in operators’ development activity.

•

Multi-year inventory of drilling locations located in high-development areas. As of June 30, 2019, we had interests in approximately 2,060 Producing Wells in our Key Areas, representing an average of 1.6 producing horizontal wells per mile-wide DSU, and we had identified approximately 11,642 Additional Locations in our Key Areas. We expect that the development of these locations will drive our production and cash flow growth, without requiring any capital expenditures or lease operating expenses to realize this growth. Further, we believe the high number of Activity Wells (1,082 locations as of June 30, 2019) in relation to our existing Producing Wells (2,060 wells as of June 30, 2019) in our Key Areas increases our production growth visibility. We also believe that the historic operator activity, basin development and well performance in and around our assets provide visibility on our Additional Locations, which further facilitates our assessment of the likelihood of the continued development value of our assets. For more information, please see “—Overview—Our Activity Wells and Additional Locations.”

•

Experienced management team that has evaluated, completed and integrated a significant number of acquisitions. Mineral and royalty interests are often passed from generation to generation, becoming more fragmented as holdings are split between multiple inheritors. As a result of this fragmentation, building a large-scale yet cohesive portfolio often requires a large volume of acquisitions. Since May 2016, our management team has completed and integrated more than 900 discrete acquisitions and has managed interests in as many as approximately 9,000 horizontal and vertical Producing Wells and Activity Wells simultaneously, which compares to interests in approximately 4,650 horizontal and vertical Producing Wells and Activity Wells as of June 30, 2019. We believe that the experience gained from and the framework developed for the evaluation, execution and integration of such a high volume of acquisitions provides us with a competitive advantage in efficiently identifying and negotiating accretive acquisitions with anticipated returns in excess of our cost of capital. We also believe that our management team has developed a reputation in the minerals industry as a responsible, efficient and reliable acquirer, which we expect will provide us with additional acquisition opportunities in our Key Areas. As such, we expect to continue to seek out accretive transactions in our Key Areas that meet our acquisition criteria, and we expect to source potential acquisitions to Acquisition JV that do not currently meet our acquisition criteria.

•

Customized systems and proven asset management capabilities that are scalable for our growing business. Our team of professionals manages certain data from, and processes payment for, approximately 3,500 horizontal and vertical wells with over 170 individual payors as of June 30, 2019. We believe our systems and software are scalable, allowing us to manage and oversee additional production, revenue, well counts and tracts under our ownership, including those added from acquisitions, without adding material incremental costs. We believe this compares favorably to E&P companies, which are typically required to scale operations and personnel for acquisitions to account for the capital and operational intensity of their business models.

•

Financial flexibility and strong balance sheet to fund expansion and declare dividends. We expect that we will maintain financial flexibility that allows us to continue to make opportunistic, accretive acquisitions of mineral and royalty interests. Upon the completion of this offering, we expect to have no outstanding indebtedness and $        million of liquidity, consisting of cash on hand and availability under our revolving credit facility. We believe this liquidity and the significant free cash flow we expect to generate, as well as our relationship with Acquisition JV, will provide us the financial flexibility to continue to grow our business after paying quarterly dividends to our shareholders of a substantial majority of our free cash flow. For example, EnCap X will fund any acquisitions by Acquisition JV, and we will not be required to contribute to the funding of such acquisitions. As a result, Acquisition JV is expected to provide an additional source of expansion capital without requiring additional capital by us unless and until we elect to acquire any mineral and royalty interests from Acquisition JV in the future. Please note, however, that the declaration and payment of any dividends will be at the discretion of our board of directors, which may change our dividend policy at any time. Please see “Risk Factors—Risks Related to this Offering and Our Class A Shares—Fortis Minerals’ ability to pay dividends to its shareholders may be limited by its holding company structure, contractual restrictions and regulatory requirements.”

Business Strategies

We intend to accomplish our primary business objective by executing the following strategies:

•

Employ our disciplined capital allocation approach that utilizes both free cash flow and external capital to grow shareholder value. Due to the unique nature of mineral and royalty interests, our business generates substantial free cash flow. For the six months ended June 30, 2019 and the year ended December 31, 2018, our cash provided by operating activities was $42.2 million and $113.4 million, respectively, and our free cash flow was $53.6 million and $114.5 million, respectively. For a definition of free cash flow and a reconciliation of free cash flow to its most directly comparable measure calculated and presented in accordance with GAAP, please see “Summary—Non-GAAP Financial Information.” Our financial philosophy relies on the flexibility to use all capital sources available to us to maximize shareholder value. We aim to balance the return of capital to investors with the risks and rewards of executing acquisitions that are accretive to shareholder value. In order to effect this balanced approach, after returning capital to our shareholders through quarterly dividends of a substantial majority of our free cash flow, we intend to allocate our remaining available cash, after debt service and other needs, towards pursuing accretive acquisition opportunities. We believe utilizing this remaining available cash as a funding source for accretive acquisitions reduces dependency on external capital markets and will be a key differentiator in our ability to maximize value for our shareholders across commodity cycles.

•

Utilize our technical capabilities and mineral acquisition expertise to acquire additional assets that meet our disciplined, return-on-capital focused criteria. Our management team has a history of successfully evaluating, completing and integrating acquisitions of mineral and royalty interests in the Permian Basin and STACK play. Since May 2016, our management team has completed more than 900 discrete acquisitions, and we intend to continue to apply our disciplined approach to identify additional mineral and royalty interest acquisition opportunities. We believe there are significant acquisition opportunities in our Key Areas, including larger-scale acquisitions in the Permian Basin that, in aggregate, represent a multi-billion dollar opportunity set. In making acquisitions, we intend to adhere to our key acquisition criteria:

•	Generate returns in excess of our cost of capital;

•	Accretive to shareholder value;

•	Top tier geology as validated by observable well history and production data;

•	Operators committed to multi-year development programs focused on pad drilling;

•	Operators making appropriate investment in area infrastructure; and

•	Diversification of ownership within our Key Areas to mitigate asset-specific concentration risk.

•

Leverage our relationships with EnCap and Acquisition JV to increase the size and scope of our potential third-party acquisition targets. Upon completion of the Corporate Reorganization and this offering, affiliates of the EnCap Funds will own approximately                  Class B shares, representing an aggregate of approximately         % of the voting power in Fortis Minerals, and the same number of Fortis Operating Units. EnCap has an extensive set of portfolio companies in the oil and natural gas industry, including certain portfolio companies that focus solely on acquiring and managing mineral and royalty interests. Through our relationship with EnCap, we expect that we would be a potential purchaser in the event that EnCap decides to sell any mineral or royalty interests held by any of its other portfolio companies. Additionally, because of our carried interest in Acquisition JV and our right of first offer on any sale of mineral and royalty interests owned by Acquisition JV, we expect to be in a position to opportunistically purchase mineral and royalty interests owned by it, which may be on attractive terms relative to other potential purchasers to the extent we would be entitled to a portion of the proceeds received by Acquisition JV on the carried interest. Furthermore, in executing our acquisition strategy, where appropriate, we may pursue certain third-party mineral and royalty interest acquisitions jointly with Acquisition JV. For example, we and Acquisition JV may jointly pursue an acquisition where we would predominantly acquire interests in properties expected to be developed in the short term and Acquisition JV would predominantly acquire interests in acreage anticipated to be developed on a longer time horizon. We believe this arrangement will give us the ability to capture an array of third-party acquisition opportunities that we would not otherwise be in a position to pursue.

•

Maintain portfolio focus in core areas of highly economic, oil-weighted resource plays under premier operators. We have two portfolio focus areas, the Permian Basin and the STACK play. We believe that our focus in these two areas provides us with an optimal balance between basin diversification and maintaining a concentration of high-quality assets. Our Key Areas have attractive characteristics such as known and predictable geologic properties, low economic break-evens across multiple hydrocarbon intervals, significant well control and the presence of high-quality, well-funded operators focused on multi-well pad development. These attractive characteristics provide us with confidence that these areas will continue to experience outsized development activity across varying commodity price environments relative to broader U.S. onshore development.

•

Maintain a conservative capital structure that positions us to create long-term value through varying commodity price environments. We are committed to maintaining a conservative capital structure that will afford us the financial flexibility to execute our business strategies through varying commodity price environments. Since mineral and royalty interests are not burdened by development costs or the lease operating costs that the working interest holders must pay, they offer increased stability in a volatile commodity price environment. We believe that this stability paired with a conservative capital structure positions us to create long-term value through varying commodity price environments. Upon completion of this offering, we expect to have no outstanding indebtedness. We believe that the proceeds from this offering, cash from operations, capital available under our revolving credit facility and access to other external capital sources will provide us with sufficient liquidity and financial flexibility to pursue our acquisition strategy and grow value for our shareholders.

Oil, Natural Gas and NGLs Data

Reserves

Evaluation of Proved Reserves. Our reserve estimates as of December 31, 2018 included in this prospectus are based on evaluations prepared by Ryder Scott with respect to 100% of our total proved reserves in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC. Within Ryder Scott, the technical person primarily responsible for preparing the reserve estimates set forth in the reserve reports with respect to Fortis Minerals I, LLC (formerly known as Fortis Minerals, LLC), Fortis Minerals II, LLC, Sooner Trend Minerals, LLC and Phillips Energy Partners IV, LLC that are incorporated herein is Mr. Michael F. Stell. Mr. Stell earned a Bachelor of Science degree in Chemical Engineering from Purdue University in 1979 and a Master of Science Degree in Chemical Engineering from the University of California, Berkeley, in 1981. Mr. Stell has been an employee of Ryder Scott since 1992 and is an Advising Senior Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. He is a licensed Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Within Ryder Scott, the technical person primarily responsible for preparing the reserve estimates set forth in the reserve report for each of Malaga Royalty, LLC and Malaga EF7, LLC incorporated herein is Mr. Eric T. Nelson. Mr. Nelson, an employee of Ryder Scott since 2005, is a Managing Senior Vice President responsible for ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Nelson served in a number of engineering positions with Exxon Mobil Corporation. Mr. Nelson earned a Bachelor of Science degree in Chemical Engineering from the University of Tulsa in 2002 (summa cum laude) and a Master of Business Administration from the University of Texas in 2007 (Dean’s Award). He is a licensed Professional Engineer in the State of Texas, a member of the Society of Petroleum Engineers and has been licensed by the TBPE.

Each of Mr. Stell and Mr. Nelson meets or exceeds the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. Ryder Scott does not own an interest in any of our properties, nor is it employed by us on a contingent basis. Summaries of Ryder Scott’s reports with respect to our proved reserve estimates as of December 31, 2018 and 2017 are included as exhibits to the registration statement of which this prospectus forms a part.

We maintain an internal staff of petroleum engineers and geoscience professionals who worked closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of the data used to calculate our proved reserves relating to our properties. Our internal technical team members meet with our independent reserve engineers periodically during the period covered by the proved reserve report to discuss the assumptions and methods used in the proved reserve estimation process. We provide historical information to Ryder Scott for our properties, such as ownership interest, oil and natural gas production, well test data, commodity prices and our estimates of our operators’ operating and development costs. Bart Borej is primarily responsible for overseeing the preparation of our reserve estimates. Mr. Borej has served as our Vice President of Engineering since August 2018. Mr. Borej served as our Data Engineer from July 2016 to August 2018. Prior to joining us, Mr. Borej was an Associate and Senior Technologist at Tudor, Pickering, Holt & Co. where he focused on upstream mergers and acquisitions from March 2012 to July 2016. Before that, he served in various roles, including Reservoir Analyst, with Newfield Exploration from July 2010 to March 2012. Mr. Borej holds a Bachelor of Arts in Mathematics and a Bachelor of Arts in Physics from Lawrence University. He also holds a Master of Science in Applied Mathematics from the University of Illinois at Chicago.

The preparation of our proved reserve estimates were completed in accordance with our internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

•	review and verification of historical production data, which data is based on actual production as reported by our operators;

•	review by our engineering team of all of our reported proved reserves, including the review of all significant reserve changes;

•	verification of property ownership by our land department;

•	review of reserve estimates by Mr. Borej, our Vice President of Engineering, or under his direct supervision; and

•	direct reporting responsibilities by Mr. Borej to our Chief Executive Officer.

Estimation of Proved Reserves. In accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term “reasonable certainty” means deterministically, the quantities of oil and/or natural gas are much more likely to be achieved than not, and probabilistically, there should be at least a 90% probability of recovering volumes equal to or exceeding the estimate. All of our proved reserves as of December 31, 2018 were estimated using a deterministic method. The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and natural gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into four broad categories or methods: (i) production performance-based methods; (ii) material balance-based methods; (iii) volumetric-based methods; and (iv) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. All of our reserves as of December 31, 2018 were associated with producing wells. Reserves were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a reasonably high degree of accuracy.

To estimate economically recoverable proved reserves and related future net cash flows, we considered many factors and assumptions, including the use of reservoir parameters derived from geological and engineering data that cannot be measured directly, economic criteria based on current costs and the SEC pricing requirements and forecasts of future production rates.

Summary of Reserves. The following table presents our estimated proved reserves as of December 31, 2018, which have been prepared by Ryder Scott, our independent petroleum engineering firm in accordance with the rules and regulations of the SEC. All of our proved reserves are developed and are located in the United States.

December 31, 2018(1)
Estimated proved reserves:
Oil (MBbls)	7,282
Natural gas (MMcf)	38,321
NGLs (MBbls)	4,519

Total (MBoe)	18,187
Percent proved developed producing(2)	100%
Oil and Natural Gas Prices:
Oil—WTI posted price per Bbl	$65.56
Natural gas—Henry Hub spot price per Mcf	$3.10

(1)

Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average WTI posted price of $65.56 per Bbl as of December 31, 2018 was adjusted for quality, transportation fees and a regional price differential. NGL prices varied by basin from 29% to 41% of the WTI posted price. For gas volumes, the average Henry Hub spot price of $3.10 per Mcf as of December 31, 2018 was adjusted for energy content, transportation fees and a regional price differential. All prices do not give effect to derivative transactions and are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $62.18 per Bbl of oil, $23.47 per Bbl of NGL and $2.45 per Mcf of gas as of December 31, 2018.

(2)	As of December 31, 2018, we did not have any PUD or non-producing reserves.

Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read “Risk Factors.”

PUDs

As of both December 31, 2018 and December 31, 2017, we did not have any PUD reserves.

Oil, Natural Gas and NGLs Production, Prices and Costs

Production and Price History

The following table sets forth information regarding net production of oil, natural gas and NGLs, and certain price and cost information for each of the periods indicated on a historical basis and for the six months ended

June 30, 2018 and the year ended December 31, 2018 on a pro forma basis to give effect to the STM Redemption and the Malaga Spin-Off:

	Predecessor Historical				Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30, 2018	Year Ended December 31, 2018
	2019	2018	2018	2017
Production data:
Midland:
Oil (MBbls)	106	60	121	7	60	121
Natural gas (MMcf)	137	71	160	10	71	160
NGLs (MMBbls)	16	8	14	1	8	14

Total (MBoe)(1)(2)	144	80	161	10	80	161
Delaware:
Oil (MBbls)	377	293	618	369	235	551
Natural gas (MMcf)	1,679	1,468	2,772	1,481	1,104	2,351
NGLs (MMBbls)	62	36	101	34	36	101

Total (MBoe)(1)(2)	719	574	1,180	650	455	1,043
STACK:
Oil (MBbls)	445	498	872	580	394	748
Natural gas (MMcf)	2,270	2,274	4,552	2,898	1,846	4,033
NGLs (MMBbls)	325	302	624	311	243	551

Total (MBoe)(1)(2)	1,148	1,179	2,255	1,375	944	1,971
Other:
Oil (MBbls)	1	6	10	6	6	10
Natural gas (MMcf)	15	37	68	40	37	68
NGLs (MMBbls)	1	1	2	3	1	2

Total (MBoe)(1)(2)	4	13	23	15	13	23
Total:
Oil (MBbls)	928	856	1,620	962	694	1,429
Natural gas (MMcf)	4,101	3,850	7,553	4,430	3,058	6,613
NGLs (MMBbls)	404	348	741	350	288	668

Total (MBoe)(1)(2)	2,015	1,846	3,619	2,050	1,492	3,198
Average realized prices:
Oil (per Bbl)	$53.97	$62.64	$62.34	$47.62	$62.30	$62.27
Natural gas (per Mcf)	2.23	2.76	2.71	3.04	2.70	2.67
NGLs (per Bbl)	20.18	24.93	24.87	21.44	24.82	24.76

Total (per Boe)(2)	$33.42	$39.32	$38.63	$32.57	$39.30	$38.50
Average costs (per Boe):
Production and ad valorem taxes	$2.01	$1.51	$1.59	$1.12	$1.55	$1.63
Processing, transportation and other	1.86	1.93	1.91	1.62	1.82	1.84
Depletion	7.87	8.87	8.82	9.25	9.46	9.15
Impairment of oil and natural gas properties	—	—	0.03	0.25	—	0.03
General and administrative(3)	2.07	2.22	2.37	3.51	2.73	2.68

Total	$13.81	$14.53	$14.72	$15.75	$15.56	$15.33

(1)	May not sum or recalculate due to rounding.
(2)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per Bbl of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

(3)	G&A expenses do not include additional expenses we would have to incur as a result of being a public company.

Productive Wells

Productive wells consist of producing wells, wells capable of production and exploratory, development or extension wells that are not dry wells. As of June 30, 2019, we owned mineral and royalty interests in 2,211 gross productive horizontal wells, which consisted of 1,827 oil wells and 384 natural gas wells, and 1,302 gross productive vertical wells, which consisted of 948 oil wells and 354 natural gas wells.

We own working interests in an immaterial number of wells, and as a result, own only an immaterial number of net wells.

Acreage

In each of our Key Areas, our acreage is typically incorporated into larger drilling spacing units, which are areas designated as a unit by field spacing rules or unit designation, or otherwise combined with other acreage pursuant to an administrative permit or order. We estimate and refer to this combined acreage, whether or not formally designated as a drilling spacing unit, as “DSU acreage” and to any DSU acreage in which we are entitled to participate or expect to be entitled to participate as a result of our mineral and royalty interests as our “DSU acres.” Operators that own working interests in particular DSU acreage participate in the drilling of wellbores on such acreage to develop their oil and gas lease rights. When our acreage is incorporated into a DSU acreage position, we participate in production in such acreage with our proportional NRI.

We define our “NRIA” as the hypothetical number of net acres in which we would own a 100% NRI, which allows us to describe our varying NRI in our properties on a normalized basis. As of June 30, 2019, we owned mineral and royalty interests in 11,063 NRIA. The following table summarizes our mineral and royalty interest position in our Key Areas as of June 30, 2019.

Area	DSU Acres	Weighted Average NRI(1)	NRIA(2)(3)
Delaware	374,563	1.0%	3,570
Midland	255,771	0.6%	1,525
STACK	358,419	1.6%	5,633

(1)	Represents our weighted average NRI across our DSU acreage.
(2)	Represents our gross DSU acres multiplied by our weighted average NRI across such acreage position.
(3)	Outside of our Key Areas, we own approximately 335 NRIA, the substantial majority of which are located in the SCOOP/Merge plays of the Anadarko Basin in Oklahoma.

We own working interests in an immaterial number of wells, and as a result, own only an immaterial number of gross and net acres.

Regulation of Environmental and Occupational Safety and Health Matters

Oil, natural gas and NGL exploration, development and production operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of the environment or occupational health and safety. These laws and regulations have the potential to impact production on our properties, including requirements to:

•	obtain permits to conduct regulated activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

•	restrict the types, quantities and concentration of materials that can be released into the environment in the performance of drilling and production activities;

•	initiate investigatory and remedial measures to mitigate pollution from former or current operations, such as restoration of drilling pits and plugging of abandoned wells; and

•	apply specific health and safety criteria addressing worker protection.

Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal sanctions, including monetary penalties, the imposition of strict, joint and several liability, investigatory and remedial obligations and the issuance of injunctions limiting or prohibiting some or all of the operations on our properties. Moreover, these laws, rules and regulations may restrict the rate of oil, natural gas and NGL production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly construction, drilling, water management, completion, emission or discharge limits or waste handling, disposal or remediation obligations could increase the cost to our operators of developing our properties. Moreover, accidental releases or spills may occur in the course of operations on our properties, causing our operators to incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

Increased costs or operating restrictions on our properties as a result of compliance with or liability under environmental laws could result in reduced exploratory and production activities on our properties and, as a result, our revenues and results of operations. The following is a summary of certain existing environmental, health and safety laws and regulations, each as amended from time to time, to which operations on our properties are subject.

Hazardous Substances and Waste Handling

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. Under CERCLA, these “responsible persons” may include the owner or operator of the site where the release occurred, and entities that transport, dispose of or arrange for the transport or disposal of hazardous substances released at the site. These responsible persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes generated. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil, natural gas and NGLs, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil, natural gas and NGL drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, in December 2016, the EPA and environmental groups entered into a consent decree to address the EPA’s alleged failure to timely assess its RCRA Subtitle D criteria regulations exempting certain exploration and production related oil, natural gas and NGL wastes from regulation as hazardous wastes under RCRA. In response to the consent decree, in April 2019, the EPA signed a determination that revision of the regulations is not necessary at this time. However, any changes in such laws or regulations could result in an increase in the costs to manage and dispose of wastes, which could increase the costs of our operators’ operations.

Certain of our properties have been used for oil and natural gas exploration and production for many years. Although the operators may have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons and wastes may have been disposed of or released on or under our properties, or on or under other offsite locations where these petroleum hydrocarbons and wastes have been taken for recycling or disposal. Our properties and the petroleum hydrocarbons and wastes disposed or released thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the owner or operator could be required to remove or remediate previously disposed wastes, to clean up contaminated property and to perform remedial operations such as restoration of pits and plugging of abandoned wells to prevent future contamination or to pay some or all of the costs of any such action.

Water Discharges, Fluid Injections and NORM

The Federal Water Pollution Control Act, also known as the “Clean Water Act,” and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Obtaining permits has the potential to delay the development of oil and natural gas projects. In addition, federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. In June 2015, the EPA and the U.S. Army Corps of Engineers (the “Corps”) published a final rule attempting to clarify the federal jurisdictional reach over waters of the United States (“WOTUS”). Several legal challenges to the rule followed, along with attempts to stay implementation following the change in presidential administration. Currently, the WOTUS rule is active in some states and enjoined in others. However, on December 11, 2018, the EPA and the Corps proposed changes to regulations under the Clean Water Act that would provide discrete categories of jurisdictional waters and tests for determining whether a particular waterbody meets any of those classifications. Several groups have already announced their intentions to challenge the proposed rule. Therefore, the scope of jurisdiction under the Clean Water Act is uncertain at this time. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Oil Pollution Act of 1990, as amended, or “OPA,” amends the Clean Water Act and establishes strict liability and natural resource damages liability for unauthorized discharges of oil into waters of the United States. OPA requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst case discharge of oil into waters of the United States.

Fluids resulting from oil and natural gas production, consisting primarily of salt water, are disposed by injection in belowground disposal wells regulated under the UIC program and analogous state laws. The UIC program requires permits from the EPA or an analogous state agency for the construction and operation of disposal wells, establishes minimum standards for disposal well operations, and may restrict the types and quantities of fluids that may be disposed. In addition, state and federal regulatory agencies have focused on a possible connection between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Oklahoma and Texas, with areas of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

In response to these concerns, some states, including Texas and Oklahoma, have imposed additional requirements for the permitting of produced water disposal wells, such as volume and pressure limitations or seismicity thresholds for temporary cessations of activity. The adoption and implementation of any new laws or regulations that restrict our operators’ ability to use hydraulic fracturing or dispose of produced water gathered from drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

In addition, naturally occurring radioactive material (“NORM”) is brought to the surface in connection with oil and gas production. Comprehensive federal regulation does not currently exist for NORM; however, the EPA has studied the impacts of technologically enhanced NORM, and several states, including Texas and New Mexico, regulate the disposal of NORM. Concerns have arisen over traditional NORM disposal practices (including discharge through publicly owned treatment works into surface waters), which may increase the costs associated with management of NORM. To the extent that federal or state regulation increases the compliance costs for NORM disposal, operators may incur additional costs that may make some properties unprofitable to operate.

Air Emissions

The CAA and comparable state laws restrict the emission of air pollutants from many sources through air emissions permitting programs and also impose various monitoring and reporting requirements. These laws and regulations may require our operators to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or incur development expenses to install and utilize specific equipment or technologies to control emissions. For example, in June 2016 the EPA finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. Any such requirements could increase the costs of development and production on our properties, potentially impairing the economic development of our properties. Obtaining permits has the potential to delay the development of oil and natural gas projects. Federal and state regulatory agencies may impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

Climate Change

In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish PSD, construction and Title V operating permit reviews for certain large stationary sources.

At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the CAA that, among other things, establish PSD construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also potential major sources of certain principal, or criteria, pollutant emissions. Under these regulations, facilities required to obtain PSD permits must meet “best available control technology” standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the U.S., including, among others, onshore and offshore production facilities, which include certain of our operators’ operations. The EPA has expanded the GHG reporting requirements to all segments of the oil and natural gas industry, including gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells.

Federal agencies also have begun directly regulating emissions of methane from oil and natural gas operations. For example, in June 2016, the EPA published NSPS, known as Subpart OOOOa, that requires certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and volatile organic compound emissions. Following the change in presidential administration, there have been attempts to modify these regulations, and litigation concerning the regulations is ongoing. As a result, we cannot predict the scope of any final methane regulatory requirements or the cost to comply with such requirements. Several states have also adopted rules to control and minimize methane emissions from the production of oil and natural gas, and some others, including where we hold interests, have considered or may consider doing so in the future. For example, in January 2019, New Mexico’s new governor, Michelle Grisham, issued an executive order directing the state to join the U.S. Climate Alliance, increase the state’s renewable portfolio standard, and develop a regulatory framework to reduce methane emissions from the oil and gas sector in the state, among other items.

At the international level, in December 2015, the United States and 194 other participating countries adopted the Paris Agreement, which calls for each participating country to establish their own nationally determined standards for reducing carbon output. However, in August 2017 the United States notified the United Nations that it would be withdrawing from the Paris Agreement. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may reenter the Paris Agreement or separately negotiated agreement are unclear at this time. Various state and local governments have publicly committed to furthering the goals of the Paris Agreement.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions for our operators, and could have a material adverse effect on our business, financial condition and results of operations. Moreover, recent activism directed at shifting funds away from companies that produce fossil-fuels could result in limitations or restrictions on certain sources of funding for the energy sector. Ultimately, this could make it more difficult for operators on our properties to secure funding for exploration and production activities. Additionally, activist shareholders have introduced proposals that may seek to force companies to adopt aggressive emission reduction targets or restrict more carbon-intensive activities. While we cannot predict the outcomes of such proposals, they could make it more difficult for operators to engage in exploration and production activities, ultimately reducing our royalties. Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our operators’ operations and the production on our properties.

Hydraulic Fracturing Activities

Our operators engage in hydraulic fracturing. Hydraulic fracturing is a common practice that is used to stimulate production of hydrocarbons from tight formations, including shales. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Currently, hydraulic fracturing is generally exempt from regulation under the U.S. Safe Drinking Water Act’s Underground Injection Control program and is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in June 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Additionally, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain limited circumstances.

From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. In the event that new federal restrictions relating to the hydraulic fracturing process are adopted in areas where we own mineral or royalty interests, our operators may incur additional costs or permitting requirements to comply with such federal requirements that may be significant and that could result in added delays or curtailment in our operators’ pursuit of exploration, development or production activities, which would in turn reduce the oil, natural gas and NGLs produced from our properties.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states in which our properties are located. For example, Texas, New Mexico, and Oklahoma, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil, natural gas and NGL production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our operators in the production of oil, natural gas and NGLs, including from the developing shale plays, or could make it more difficult for our operators to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in our operators’ completion of new oil and natural gas wells on our properties and an associated decrease in the production attributable to our interests, which could have a material adverse effect on our business, financial condition and results of operations.

Endangered Species Act and Migratory Birds Treaty Act

In the United States, the ESA restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the MBTA. To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where our operators operate, our operators’ abilities to conduct or expand operations could be limited, or our operators could be forced to incur material additional costs. Moreover, our operators’ drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons.

In addition, as a result of one or more settlements approved by the FWS, the agency is required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS’ 2017 fiscal year. The agency missed the deadline, and the review is reportedly ongoing. The designation of previously unidentified endangered or threatened species could cause our operators’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. For example, recently, there have been renewed calls to review protections currently in place for the Dunes Sagebrush Lizard, whose habitat includes portions of the Permian Basin, and to reconsider listing the species under the ESA. Likewise, as of November 2016, FWS completed initial reviews of a petition filed by environmental groups to list the Lesser Prairie Chicken as endangered and found substantial information that could support the petitioners’ request. However, further action on the request remains pending. If these species or others are listed, the FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.

Employee Health and Safety

Operations on our properties are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, or “OSHA,” and comparable state statutes, whose purpose is to protect the health and safety of workers. For example, under a new OSHA standard limiting respirable silica exposure, the oil and gas industry must implement engineering controls and work practices to limit exposures below the new limits by June 23, 2021. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Title to Properties

Prior to completing an acquisition of mineral and royalty interests, we typically perform a title review on each tract to be acquired. Our title review is meant to confirm the quantum of mineral and royalty interest owned by a prospective seller, the property’s lease status and royalty amount as well as encumbrances or other related burdens. For certain of our Texas and New Mexico properties, we obtain a limited title memorandum rendered by an oil and gas law firm. When we do not conduct a full title examination, we rely on the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before acquiring a specific royalty or mineral interest.

In addition to our initial title work, operators often will conduct a thorough title examination prior to leasing and/or drilling a well. Should an operator’s title work uncover any further title defects, either we or the operator will perform curative work with respect to such defects. An operator generally will not commence drilling operations on a property until any material title defects on such property have been cured.

We believe that the title to our assets is satisfactory in all material respects. Although title to these properties is in some cases subject to encumbrances, such as customary interests generally retained in connection with the acquisition of oil and gas interests, non-participating royalty interests and other burdens, easements, restrictions or minor encumbrances customary in the oil and natural gas industry, we believe that none of these encumbrances will materially detract from the value of these properties or from our interest in these properties.

Competition

The oil and natural gas business is highly competitive in the exploration for and acquisition of reserves, the acquisition of minerals and oil and natural gas leases and personnel required to find and produce reserves. Many of our competitors not only own and acquire mineral and royalty interests but also explore for and produce oil and natural gas and, in some cases, carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. By engaging in such other activities, our competitors may be able to develop or obtain information that is superior to the information that is available to us. In addition, certain of our competitors may possess financial or other resources substantially larger than we possess. Our ability to acquire additional minerals and properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

In addition, oil and natural gas products compete with other forms of energy available to customers, primarily based on price. These alternate forms of energy include electricity, coal and fuel oils. Changes in the availability or price of oil and natural gas or other forms of energy, as well as business conditions, conservation, legislation, regulations, and the ability to convert to alternate fuels and other forms of energy may affect the demand for oil and natural gas.

Seasonality of Business

Weather conditions affect the demand for, and prices of, natural gas and can also delay drilling activities, disrupting our overall business plans. Additionally, some of the areas in which our properties are located are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, our operators may be unable to move their equipment between locations, thereby reducing their ability to operate the wells on our acreage, reducing the amount of oil and natural gas produced from the wells on our properties during such times. Additionally, extended drought conditions in the areas in which our properties are located could impact our operators’ ability to source sufficient water or increase the cost for such water. Furthermore, demand for natural gas is typically higher during the winter, resulting in higher natural gas prices for our natural gas production during our first and fourth quarters. Certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can lessen seasonal demand fluctuations. Seasonal weather conditions can limit drilling and producing activities and other oil and natural gas operations in a portion of our operating areas. Due to these seasonal fluctuations, our results of operations for individual quarterly periods may not be indicative of the results that we may realize on an annual basis.

Employees

Historically, we have had no employees, and FAS or an affiliate of EnCap, as applicable, has provided management, support and administrative services with respect to managing our properties under management services agreements. At the completion of this offering, the FAS employees providing services to us, of which there were 29 as of September 9, 2019, will become our employees and the various management services agreements will be terminated.

Legal Proceedings

We are party to lawsuits arising in the ordinary course of our business. We cannot predict the outcome of any such lawsuits with certainty, but management believes it is remote that pending or threatened legal matters will have a material adverse impact on our financial condition.

Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of these other pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, free cash flow or results of operations.

MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers.

Name	Age	Position
Christopher H. Transier	36	President, Chief Executive Officer and Director
Brad D. Wright	36	Executive Vice President and Chief Financial Officer
Freddie Barela, Jr.	36	Executive Vice President, Business Development and Land
W. Scott Dole	62	Executive Vice President and Chief Accounting Officer
Ashley A. Yates	35	Executive Vice President and General Counsel
Skye A. Callantine	46	Chairman
Brooks C. Despot	34	Director
D. Martin Phillips	66	Director
Douglas E. Swanson, Jr.	47	Director
John R. Rutherford	58	Director Nominee

The following table sets forth the names, ages and titles of certain of our other key employees.

Name	Age	Position
Bart Borej	35	Vice President of Engineering
Patrick J. Hesseler	30	Vice President of Corporate Development and Strategy
Michelle Massaro	29	Vice President of Finance
Michael D. Ostrow	34	Vice President of Accounting

Directors and Executive Officers

Christopher H. Transier—President, Chief Executive Officer and Director. Mr. Transier has served as a member of our board since the inception of Fortis Minerals in 2019 and as our President and Chief Executive Officer since May 2017, prior to which he served as President after he co-founded us with Mr. Callantine in May 2016. Prior to joining us, Mr. Transier served as Executive Vice President and Chief Financial Officer of Escondido Resources from July 2014 to April 2016 and as a Vice President at First Reserve from 2008 to July 2014. Mr. Transier was also previously an analyst in the Global Energy Group at UBS Investment Bank from 2006 to 2008. Mr. Transier received a Bachelor of Science in Mechanical Engineering from the University of Virginia, where he was a Rodman Scholar.

Mr. Transier was selected to serve on our board of directors due to his knowledge of the industry and leadership of our company.

Brad D. Wright—Executive Vice President and Chief Financial Officer. Mr. Wright has served as our Executive Vice President and Chief Financial Officer since May 2019. Prior to joining us, Mr. Wright served as a Managing Director – M&A and Strategic Planning at Plains All American Pipeline, where he worked from March 2014 to May 2019. He was responsible for aspects of corporate development, strategic planning and corporate finance, including acquisition structuring and evaluation, capital allocation and fundamental crude market analysis. Prior to joining Plains All American, Mr. Wright worked in investment banking at Barclays Capital and Petrie Parkman, where he advised upstream and midstream clients on M&A and capital markets matters. Mr. Wright received his Bachelor of Business Administration and Bachelor of Arts from the University of Texas. He also received his Master of Business Administration and a Juris Doctor from The University of Texas.

Freddie Barela, Jr.—Executive Vice President, Business Development and Land. Mr. Barela has served as our Executive Vice President, Business Development and Land since May 2019 and served as Vice President,

Business Development from May 2016 to May 2019. Prior to joining us, Mr. Barela served as Partner at Canaan Resource Partners from March 2015 to May 2016. Mr. Barela began his career with Chesapeake Energy as a Landman in the Permian Basin Division from February 2007 to September 2013 and subsequently led Chesapeake’s Rockies Division as Land Manager from September 2013 to March 2015. Mr. Barela holds a Bachelor of Business Administration from Texas Tech University and a Master of Business Administration from Southern Methodist University.

W. Scott Dole—Executive Vice President and Chief Accounting Officer. Mr. Dole has served as our Executive Vice President and Chief Accounting Officer since May 2019 and served as our Vice President, Accounting from May 2016 to May 2019. He has previously served as the Vice President of Accounting for Escondido Resources II, LLC from May 2014 to April 2016 and Senior Vice President and Chief Financial Officer for Propel Energy, LLC from June 2011 to April 2014. Prior to that he owned and operated his own accounting practice for 22 years where he provided due diligence and accounting outsourcing services for oil and gas companies. Mr. Dole holds a Bachelor of Business Administration in Accounting from Texas A&M University and a Master of Business Administration from the University of Houston, and he is licensed as a Certified Public Accountant in Texas.

Ashley A. Yates—Executive Vice President and General Counsel. Ms. Yates has served as our Executive Vice President and General Counsel since April 2018. Prior to joining us, Ms. Yates served as Deputy General Counsel at Rice Energy Inc. from February 2014 to February 2018 and at Rice Midstream Partners LP from December 2014 to February 2018, in each case. Following EQT Corporation’s acquisition of Rice Energy Inc. in November 2017, Ms. Yates also served as Associate General Counsel of EQT Corporation until February 2018. Prior to joining Rice Energy, Ms. Yates practiced corporate law at Vinson & Elkins L.L.P. from October 2009 to February 2014. Ms. Yates holds a Bachelor of Science in Economics and Political Science from Vanderbilt University and a Juris Doctor from Vanderbilt University Law School.

Skye A. Callantine—Chairman. Mr. Callantine has served as a member of our board since the inception of Fortis Minerals in February 2019 and as the Chairman of our board since September 2019. Mr. Callantine has also served in various roles for us, including as Chief Executive Officer until May 2017 after he co-founded us with Mr. Transier. Mr. Callantine is also the President and Chief Executive Officer of Felix Energy Holdings II, LLC (“Felix Energy”) and Felix Midstream, LLC and has held those roles since he founded the companies in August 2015. Prior to founding Felix Energy, Mr. Callantine founded and was the Chief Executive Officer of Felix Energy, LLC from April 2013 to January 2016, when Felix Energy, LLC sold all of its assets to Devon Energy. Mr. Callantine served on the board of the TOM-STACK, LLC subsidiary of Tall Oak Midstream, LLC from October 2014 until the sale of all of its assets to EnLink Midstream in January 2016. Mr. Callantine served in a variety of leadership roles at Chesapeake Energy Corporation from 2005 to 2013. He also served in a variety of technical and leadership roles at ConocoPhillips from 1997 to 2005. Mr. Callantine received a Bachelor of Science in geophysical engineering from Montana Tech and a Master of Business Administration from Oklahoma State University and is a U.S. Air Force Veteran.

Mr. Callantine was selected to serve on our board of directors due to his extensive technical and leadership experience in the oil and natural gas industry.

Brooks C. Despot—Director. Mr. Despot has served as a member of the Fortis Minerals board since September 2019. Mr. Despot has been a Director at EnCap since December 2018, prior to which he served as an Associate from August 2009 to October 2013 and as a Vice President from September 2014 to December 2018. From October 2013 through September 2014, Mr. Despot worked in varying roles at Escondido Resources II, LLC, an EnCap backed portfolio company, including most recently as Chief Financial Officer. Mr. Despot received a Bachelor of Business Administration in Management from Louisiana State University and a Master of Business Administration in Corporate Finance from the Owen Graduate School of Management at Vanderbilt University.

Mr. Despot was selected to serve on our board of directors due to his extensive historical experience managing numerous EnCap backed minerals focused portfolio companies and overall oil and gas investment expertise.

D. Martin Phillips—Director. Mr. Phillips has served as a member of the Fortis Minerals board since September 2019. Mr. Phillips is also a Managing Partner of EnCap, and has served on the board of directors of Montage Resources Corporation since 2011. Prior to founding EnCap in 1989, Mr. Phillips served as a Senior Vice President in the Energy Banking Group of NationsBank in Dallas, Texas. In his capacity as Manager of the U.S./International Division of NationsBank from 1987 to 1989, Mr. Phillips had responsibility for credit commitments to a broad spectrum of energy-related companies. Mr. Phillips began his career in 1978 with Republic Bank and served in various senior energy banking positions, including Vice President and Manager of Republic Bank’s energy loan production office in Denver, from 1980 to 1985, and Senior Vice President and Division Manager in Republic Bank’s Houston office from 1986 to 1987. Mr. Phillips received a Bachelor of Science and a Master of Business Administration from Louisiana State University, and he is a member of the LSU College of Business Hall of Distinction. Mr. Phillips also attended the Stonier Graduate School of Banking at Rutgers University.

Mr. Phillips was selected to serve on our board of directors due to his substantial experience with energy companies and investments and broad knowledge of the oil and gas industry.

Douglas E. Swanson, Jr.—Director. Mr. Swanson has served as a member of the Fortis Minerals board since September 2019. Mr. Swanson is also a Managing Partner of EnCap, and has served on the board of directors of Montage Resources Corporation since 2011. Prior to joining EnCap in 1999, Mr. Swanson was in the corporate lending division of Frost National Bank from 1995 to 1997, specializing in energy related service companies, and was a financial analyst in the corporate lending group of Southwest Bank of Texas from 1994 to 1995. In addition, Mr. Swanson serves on the board of Earthstone Energy, Inc. and several EnCap portfolio companies. Mr. Swanson also served on the board of Oasis Petroleum Inc. and its predecessor entities from March 2007 until December 2017. Mr. Swanson is a member of the Independent Petroleum Association of America and the Texas Independent Producers and Royalty Owners Association. Mr. Swanson received a Bachelor of Arts in Economics and a Master of Business Administration from The University of Texas.

Mr. Swanson was selected to serve on our board of directors due to his extensive experience in the oil and gas exploration and production industry, including serving on the boards of public and private oil and gas exploration and production companies.

John R. Rutherford—Director Nominee. Mr. Rutherford will become a member of our board of directors in connection with the closing of this offering. Mr. Rutherford has served as a Senior Managing Director of NRI Energy Partners LLC, a firm that evaluates and invests in private and public energy companies and provides financial and strategic consulting services to energy companies and investment firms, since November 2016. Mr. Rutherford has also served on the board of directors of Enterprise Products Holdings LLC, the General Partner of Enterprise Product Partners, L.P., since January 2019, where he is a member of the audit and conflicts committees. Mr. Rutherford previously served as Executive Vice President (Strategic Planning M&A and Business Development) of the general partner of Plains All American Pipeline, L.P. (“Plains”) and as a member of Plains’ executive committee from October 2010 to July 2015. Mr. Rutherford also served as a financial consultant to Plains from July 2015 to September 2018. His career includes over 20 years of investment banking experience as a mergers and acquisitions and strategic advisor to public and private energy companies, investment firms, management teams and boards of directors. Prior to joining Plains, Mr. Rutherford served as Managing Director of the North American Energy Practice of Lazard Freres & Company from 2007 until 2010, prior to which he was a partner at Simmons & Company or over ten years. Mr. Rutherford received a Bachelor of Business in Petroleum Land Management from the University of Texas and a Master of Business Administration from Wharton Business School.

The board believes that Mr. Rutherford’s professional background in both the public and private sectors make him an important advisor and member of our board of directors. Mr. Rutherford brings to the board extensive experience as a mergers and acquisitions and strategic advisor in the oil and natural gas industry.

Other Key Employees

Bart Borej—Vice President of Engineering. Mr. Borej has served as our Vice President of Engineering since August 2018. Mr. Borej served as our Data Engineer from July 2016 to August 2018. Prior to joining us, Mr. Borej was an Associate and Senior Technologist at Tudor, Pickering, Holt & Co. where he focused on upstream mergers and acquisitions from March 2012 to July 2016. Before that, he served in various roles, including Reservoir Analyst, with Newfield Exploration from July 2010 to March 2012. Mr. Borej holds a Bachelor of Arts in Mathematics and a Bachelor of Arts in Physics from Lawrence University. He also holds a Master of Science in Applied Mathematics from the University of Illinois at Chicago.

Patrick J. Hesseler—Vice President of Corporate Development and Strategy. Mr. Hesseler has served as our Vice President of Corporate Development and Strategy since May 2019. Mr. Hesseler served as our Vice President of Finance from June 2016 to May 2019. Prior to joining us, Mr. Hesseler was an associate in KKR & Co., Inc.’s real asset group where he focused on energy & infrastructure from July 2014 to May 2016. Prior to that, he was an analyst at Credit Suisse in support of its global oil & gas coverage team from November 2012 to July 2014 and as a strategy analyst at Apache Corporation from May 2011 to November 2012. Mr. Hesseler holds a Bachelor of Business Administration from the University of Texas at Austin.

Michelle Massaro—Vice President of Finance. Ms. Massaro has served as our Vice President of Finance since May 2019. She served as our Director of Finance from April 2017 to May 2019, prior to which she was an Associate in the energy investment banking group at Raymond James from October 2016 to April 2017. Prior to that, Ms. Massaro held various roles focusing on upstream valuation as an analyst at Evercore Partners Inc. and an Associate at KPMG. Ms. Massaro holds a Bachelor of Business Administration from the University of Texas at Austin.

Michael D. Ostrow—Vice President of Accounting. Mr. Ostrow has served as our Vice President of Accounting since May 2019 and as our Controller from June 2016 to May 2019. Prior to joining us, Mr. Ostrow served in various roles, including Manager Financial Reporting – International Ventures at Freeport-McMoRan Oil & Gas (formerly Plains Exploration & Production Company) from April 2010 to June 2016 where he focused on supporting accounting and financial reporting efforts both for various international projects and subsidiaries as well as for public registrants. Before that, Mr. Ostrow served in Ernst & Young LLP’s audit and assurance services practice focusing on large public upstream and midstream energy companies. Mr. Ostrow holds a Bachelor of Business Administration and a Master in Professional Accounting from The University of Texas at Austin and is also an affiliate alumnus of the MIT Sloan School of Management. Mr. Ostrow is licensed as a Certified Public Accountant in Texas and Colorado.

Status as a Controlled Company

Because EnCap, through the EnCap Funds and certain of their affiliates, will initially hold indirectly an aggregate of approximately     % of the voting power of our shares following the completion of this offering, we expect to be a controlled company as of the completion of this offering under the Sarbanes-Oxley Act and NYSE corporate governance standards. A controlled company is not required to have a majority of independent directors on its board of directors or to form independent compensation or nominating and governance committees. We do not currently expect to have a compensation committee or a nominating and corporate governance committee. As a controlled company, we will remain subject to rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A shares are listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and the applicable exchange corporate governance listing standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to any “phase-in” periods. Further, in connection with the consummation of this offering, we will enter into the Shareholders’ Agreement with affiliates of EnCap. Among other things, the Shareholders’ Agreement will provide EnCap or its affiliates with the right to designate a certain number of nominees to our board of directors during any time that EnCap and its affiliates beneficially own certain percentages of our Class A shares and Class B shares on a combined basis. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Board of Directors

Our board of directors currently consists of              members. Prior to the date that our Class A shares are first traded on the NYSE, we expect to have a              member board of directors.

In evaluating director candidates, we expect to assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties.

Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that our board of directors will determine that each of Messrs.             ,             , and              are independent within the meaning of the NYSE listing standards currently in effect and that Messrs.              and              are independent within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Our board of directors currently has an audit committee but does not expect to establish a compensation committee or a nomination and governance committee so long as we are a controlled company. In addition, our board of directors may establish such other committees as it determines necessary or advisable from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the listing of our securities on the NYSE. Prior to completion of the offering, we expect to appoint             ,              and              as members of our audit committee, with             serving as the committee chairman. Although our board of directors has not made such determination yet, we anticipate that our board of directors will determine that                 ,                  and                 are independent under the rules of the NYSE and the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors within one year following the listing of our securities on the NYSE. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experiences, possesses the attributes outlined in such rules. Our board of directors has determined that              satisfies the definition of an “audit committee financial expert.”

This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements. We have adopted an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards, which will be available on our website prior to the completion of this offering. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

Fortis Minerals was formed in February 2019, and therefore, it did not have executive officers or pay any compensation to officers or employees during the 2018 fiscal year. However, the operations of our Predecessor will be carried on by us and our subsidiaries following this offering, and the executive officers of our Predecessor, which were employees of and paid by FAS, will be our executive officers.

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the “named executive officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers at the end of the last completed fiscal year. For purposes of the disclosures below, we have provided information for the executive officers of our Predecessor who would have been the named executive officers of Fortis Minerals if Fortis Minerals had executive officers during 2018. Such “Named Executive Officers” are:

Name	Principal Position
Christopher H. Transier	President and Chief Executive Officer
Freddie Barela, Jr.	Executive Vice President of Business Development and Land
W. Scott Dole	Executive Vice President and Chief Accounting Officer

2018 Summary Compensation Table

The following table summarizes the compensation paid to or earned by the Named Executive Officers for the fiscal year ended December 31, 2018 (the “2018 Fiscal Year”).

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	All Other Compensation ($) (2)	Total ($) (3)
Christopher H. Transier President and Chief Executive Officer	2018	$350,000	$125,000	$16,500	$491,500
Freddie Barela, Jr. Executive Vice President of Business Development and Land	2018	$250,000	$75,000	$14,346	$339,346
W. Scott Dole Executive Vice President and Chief Accounting Officer	2018	$260,000	$65,000	$16,500	$341,500

(1)	Amounts in this column reflect discretionary bonuses paid to the Named Executive Officers with respect to the 2018 Fiscal Year.

(2)

Amounts in this column reflect 401(k) plan matching contributions made on behalf of the Named Executive Officers during the 2018 Fiscal Year. See below under “—Additional Narrative Disclosure—Retirement Benefits” for additional information regarding 401(k) plan contributions.

(3)	A portion of the compensation paid to or earned by the Named Executive Officers for the 2018 Fiscal Year was charged to certain other entities that were formerly managed by FAS.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We have not entered into any employment agreements with any of the Named Executive Officers.

Base Salaries

Each Named Executive Officer’s base salary is a fixed component of compensation for performing specific job duties and functions. Base salaries are generally set at levels deemed necessary to attract and retain individuals with superior talent commensurate with their relative expertise and experience. The base salaries of the Named Executive Officers in effect for the 2018 Fiscal Year were established at levels determined by Mr. Transier and approved by affiliates of EnCap in their capacities as managers or former managers of certain of our Predecessor Companies in accordance with the governing documents of such entities and the management services agreements between FAS and such entities.

Annual Bonuses

Annual cash bonuses are used to motivate and reward our executives. The annual bonuses paid to the Named Executive Officers for the 2018 Fiscal Year were discretionary bonuses paid in late 2018. The annual bonus allocations were determined in the discretion of Mr. Transier and approved by affiliates of EnCap in their capacities as managers or former managers of certain of our Predecessor Companies in accordance with the governing documents of such entities and the management services agreements between FAS and such entities.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the restricted Class C Units in Fortis Management I and Fortis Management II held by the Named Executive Officers as of December 31, 2018. Please see below under “—Additional Narrative Disclosure—Class C Units” for additional information regarding the Class C Units.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (1)	Option Exercise Price ($) (2)	Option Expiration Date (2)
Christopher H. Transier
C-I Units	—	2,917	(3)	8,750	N/A	N/A
C-I Units	—	667	(3)	2,000	N/A	N/A
C-II Units	—	8,334	(4)	12,500	N/A	N/A
Freddie Barela, Jr.
C-I Units	—	834	(5)	2,500	N/A	N/A
C-I Units	—	417	(6)	1,250	N/A	N/A
C-II Units	—	2,500	(4)	3,750	N/A	N/A
W. Scott Dole
C-I Units	—	834	(3)	2,500	N/A	N/A
C-I Units	—	125	(3)	375	N/A	N/A
C-II Units	—	1,667	(4)	2,500	N/A	N/A

(1)

Amounts in this column represent Class C Units in Fortis Management I and Fortis Management II held by each Named Executive Officer that only become vested upon the occurrence of an Exit Event, as described in more detail below under “ —Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

(2)	These equity awards are not traditional options, and therefore, there is no exercise price or expiration date associated with them.

(3)

These Class C Units in Fortis Management I, which represent an economic interest in certain of the incentive units of Fortis Holdings held by Fortis Management I and the incentive interest in PEP IV, vested on May 5, 2019.

(4)

These Class C Units in Fortis Management II, which represent an economic interest in certain of the incentive units of Fortis Holdings held by Fortis Management II, vested as to one-half on March 20, 2019 and will vest as to the remaining one-half on March 20, 2020, subject to the Named Executive Officer’s continued employment.

(5)

These Class C Units in Fortis Management I, which represent an economic interest in certain of the incentive units of Fortis Holdings held by Fortis Management I and the incentive interest in PEP IV, vested on July 8, 2019.

(6)

These Class C Units in Fortis Management I, which represent an economic interest in certain of the incentive units of Fortis Holdings held by Fortis Management I and the incentive interest in PEP IV, vested on May 23, 2019.

Additional Narrative Disclosure

Compensation Philosophy Following This Offering

Following the consummation of this offering, we anticipate that our board of directors will make certain changes to our executive compensation program. As a general matter, we expect that our executive compensation program will be designed to be:

Performance-Based and At-Risk

•

A significant portion of total annual compensation will be based on our absolute total shareholder return (“TSR”) through the use of performance share unit awards (“PSUs”), which will be functionally equivalent to the equity awards granted in connection with this offering and described below under “—IPO Equity Awards.”

•	Annual equity awards will encourage retention through the use of multi-year vesting schedules.

Shareholder-Aligned

•	Long-term incentives will be equity-based and will represent a significant portion of the total compensation of executive officers and other key employees.

•	The long-term incentive awards will be designed to focus on the creation of shareholder value with an emphasis on TSR.

Competitive

•	Our compensation program will be competitive within the market in which we compete for talent and support our ability to attract and retain key individuals who will facilitate our growth.

•	The compensation program will aim to be perceived as fair and equitable, both internally and externally.

As a result of such changes, we expect that our Named Executive Officers will receive (i) an annualized base salary, (ii) a discretionary annual cash bonus (with specified target payouts as a percentage of each Named Executive Officer’s base salary), and (iii) long-term equity-based incentive awards (with approximately one-half of such awards subject to time-based vesting conditions and the other one-half of such awards subject to performance-based vesting conditions, a majority of which is anticipated to be based on absolute TSR). Additionally, our Named Executive Officers will continue to be eligible to participate in employee benefits on the same basis as our other employees. All aspects of the new compensation program remain subject to the approval of our board of directors.

Base Salary Adjustments

The base salaries of Messrs. Transier and Barela were increased in August 2019 as shown in the “Current Base Salary” column in the table below. The table below also reflects increases in the base salaries of our Named Executive Officers that are expected to occur in connection with or following this offering.

Name	Current Base Salary	Post-IPO Base Salary
Christopher H. Transier	$425,000	$450,000
Freddie Barela, Jr.	$265,000	$300,000
W. Scott Dole	$260,000	$300,000

IPO Equity Awards

In connection with the completion of this offering, we intend to grant our Named Executive Officers and certain other key employees PSUs under our long term incentive plan. The PSUs represent an opportunity to earn between 0% and 200% of the target amount of the award and, to the extent earned, will be settled in Class A shares. The PSUs will be eligible to be earned based (i) 80% on our absolute TSR and (ii) 20% on our TSR relative to the TSR of a selected peer group, in each case, measured over a three-year performance period and generally subject to the individual’s continued employment through the end of the performance period. It is anticipated that the total number of PSUs that will be granted in connection with the completion of this offering will represent an opportunity to earn approximately              Class A shares if the PSUs are earned at the target amount and approximately              Class A shares if the PSUs are earned at the maximum amount.

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), pursuant to which employees, including the Named Executive Officers, can make voluntary pre-tax contributions. We match elective deferrals dollar for dollar up to 6% of elective deferrals for all participants. These matching contributions are immediately fully vested for all participants. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Class C Units

Historically, we have provided long-term incentives to the Named Executive Officers through grants of restricted Class C Units in Fortis Management I and Fortis Management II. The Class C Units are intended to constitute “profits interests” for federal tax purposes. One-half of the Class C Units granted to each of the Named Executive Officers are subject to time-based vesting over a three-year period and the other half vests solely upon the occurrence of an Exit Event, as described in more detail below under “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.” No Class C Units were granted to the Named Executive Officers during the 2018 Fiscal Year or during 2019.

The Class C Units in Fortis Management I represent an economic interest in distributions received by Fortis Management I with respect to (i) certain of the incentive units in Fortis Holdings held by Fortis Management I once cumulative distributions made by Fortis Holdings exceed the total capital contributions made by the applicable EnCap Fund or its affiliate with respect to the Class A-I Units in Fortis Holdings, plus an 8% return on such capital contributions, and (ii) its economic interest in the incentive interest in Phillips Energy Partners IV, LLC (which, in connection with the Corporate Reorganization, will be exchanged for an incentive interest in PEP IV Holdings, LLC) once cumulative distributions made by PEP IV exceed $57,733,538 plus the total capital contributions made by the applicable EnCap Fund after July 1, 2016 (the “PEP IV Threshold Amount”), plus a 5% return on the PEP IV Threshold Amount.

The Class C Units in Fortis Management II represent an economic interest in distributions received by Fortis Management II with respect to certain of the incentive units in Fortis Holdings held by Fortis Management II once cumulative distributions made by Fortis Holdings generally exceed the total capital contributions made by the applicable EnCap Fund with respect to the Class A-II Units and Class A-III Units in Fortis Holdings, plus an 8% return on such capital contributions.

Following the Corporate Reorganization and this offering, PEP IV and Fortis Holdings will each own Fortis Operating Units and Class B shares. Distributions received with respect to such ownership will be the sole source of distributions made (i) by PEP IV and Fortis Holdings to Fortis Management I and (ii) by Fortis Holdings to Fortis Management II. The decision of whether and when to aggregate the value of any Class B shares held by PEP IV and/or Fortis Holdings together with the cumulative distributions received with respect to such ownership for purposes of determining whether the distributions with respect to the incentive units or incentive interest, as applicable, have exceeded the applicable thresholds may be made by either the board of managers of Fortis Holdings (which is majority controlled by Fund X) or, subject to certain conditions, the board of managers of Fortis Management I or Fortis Management II, as applicable, the only members of which are Messrs. Callantine and Transier. As of the date of this prospectus, it has not yet been determined when any such distributions will be made.

Potential Payments Upon Termination or Change in Control

Severance Arrangements

We have not entered into any employment agreements, severance agreements or other arrangements providing for any payments or benefits to the Named Executive Officers upon a termination of employment or a change in control, except with respect to the Class C Units described below.

Class C Units

Pursuant to the terms of the applicable grant agreements, any unvested Class C Units held by a Named Executive Officer are forfeited upon a termination of the Named Executive Officer’s employment. In addition, vested Class C Units held by a Named Executive Officer will be forfeited upon a termination of the Named Executive Officer’s employment for “Cause” or by the Named Executive Officer “Without Good Reason” (each as defined in the applicable grant agreement).

All Class C Units become fully vested upon the occurrence of an Exit Event, subject to the Named Executive Officer’s continued employment through the Exit Event. For purposes of the applicable grant agreements for the Class C Units in Fortis Management I, “Exit Event” generally means (a) the sale of Fortis Minerals I, LLC (“FM1”) in one transaction or a series of related transactions through either (i) a sale of all or substantially all of the equity securities of FM1, (ii) the sale of all or substantially all of the assets of Fortis Management I promptly followed by a dissolution and liquidation of Fortis Management I, or (iii) a combination of any of the foregoing, or (b) any transaction or series of related transactions in which EnCap ceases to control FM1. For the purposes of the applicable grant agreements for the Class C Units in Fortis Management II, “Exit Event” generally means (a) the sale of Fortis Minerals II, LLC (“FM2”) in one transaction or a series of related transactions through either (i) a sale of all or substantially all of the equity securities of FM2, (ii) the sale of all or substantially all of the assets of Fortis Management II promptly followed by a dissolution and liquidation of Fortis Management II, or (iii) a combination of any of the foregoing, or (b) any transaction or series of related transactions in which EnCap ceases to control FM2. It is expected that neither the Corporate Reorganization nor this offering will constitute an Exit Event with respect to the Class C Units.

Long Term Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt a long term incentive plan (the “LTIP”) for employees, consultants and directors prior to the completion of this offering. The following description of the LTIP is based on the form we anticipate adopting, but the LTIP has not yet been adopted and the provisions discussed below remain subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and the final LTIP once adopted.

The LTIP will provide for the potential grants of: (i) options qualified as “incentive stock options” for federal tax purposes (“incentive options”); (ii) options that do not qualify as “incentive stock options” for federal tax purposes (“nonstatutory options” and, together with incentive options, “options”); (iii) share appreciation rights (“SARs”); (iv) restricted share awards (“restricted share awards”); (v) restricted share units (“restricted share units” or “RSUs”); (vi) share awards (“share awards”); (vii) dividend equivalents; (viii) other share-based awards; (ix) cash awards; and (x) substitute awards (referred to collectively herein with the other awards as the “awards”). The vesting, exercise or settlement of awards may be subject to the achievement of one or more performance criteria selected by the Administrator (as defined below). The awards are intended to align the interests of service providers, including the Named Executive Officers, with those of our shareholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of                  Class A shares will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive options. Class A shares subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Administration

The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP (as applicable, the “Administrator”). The Administrator has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP. To the extent the Administrator is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Administrator under the LTIP.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the LTIP.

Non-Employee Director Compensation Limits

Under the LTIP, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $500,000. Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of our board of directors, or serves as lead director. This limit does not apply to cash fees or awards granted in lieu of cash fees.

Types of Awards

Options. We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the

Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a Class A share on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a Class A share on the date of grant and the option must not be exercisable more than five years from the date of grant.

SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one Class A share on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a Class A share on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted Share Awards. A restricted share award is a grant of Class A shares subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted share award will have rights as a shareholder, including the right to vote the Class A shares subject to the restricted share award or to receive dividends on the Class A shares subject to the restricted share award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Share Units. An RSU is a right to receive cash, Class A shares or a combination of cash and Class A shares at the end of a specified period equal to the fair market value of one Class A share on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator.

Share awards. A share award is a transfer of unrestricted Class A shares on terms and conditions, if any, determined by the Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, Class A shares, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of Class A shares. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted share award or a share award).

Other Share-Based Awards. Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our Class A shares.

Cash Awards. Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other Award.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the LTIP in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding Class A shares, appropriate adjustments will be made by the Administrator in the shares subject to an award under the LTIP. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Clawback

All awards granted under the LTIP will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.

Plan Amendment and Termination

Our Administrator may amend or terminate any award, award agreement or the LTIP at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of shareholders, to amend any outstanding options or share appreciation right to reduce its exercise price per share. The LTIP will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

Director Compensation

We did not have any non-employee directors at any time during the 2018 Fiscal Year. Additionally, individuals serving on the board of managers of our predecessor did not receive any compensation for their services on such board during the 2018 Fiscal Year.

Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to the future growth in value and effective governance of our company. We also believe that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interests of directors with our shareholders. Accordingly, in connection with this offering, we intend to implement a director compensation policy for our non-employee directors (which will exclude members of our board of directors who are designees of EnCap or its affiliates and our Chairman, Mr. Callantine) are eligible for the following annual compensation:

•	Base cash retainer of $65,000;

•	Supplemental cash retainer of $5,000 for each committee of our board of directors on which the non-employee director serves; and

•	Equity-based award with a grant date value equal to approximately $110,000.

All cash retainers are expected to be paid quarterly in arrears. In addition, each non-employee director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings.

Pursuant to our director compensation policy, for the 2019 calendar year, we intend to grant each non-employee director covered by the policy a pro-rated award of RSUs, which award will have a grant date value equal to approximately $            . The RSUs are expected to vest in full on the first anniversary of the date of grant, generally subject to the non-employee director’s continued service through such date.

Further, any non-employee director who joins our board of directors within one year following the completion of this offering will have the option to elect to receive an award of RSUs in lieu of such non-employee director’s annual and supplemental cash retainers payable for up to the next three years. The RSUs are expected to vest in equal annual installments, with the vesting schedule dependent upon the number of years for which such election is made.

In connection with the completion of this offering and in light of his unique position as a co-founder of our company and his ongoing service as a member of our board of directors, it is expected that Mr. Callantine will receive a one-time grant of PSUs. The PSUs represent an opportunity to earn between 0% and 200% of the target amount of the award and, to the extent earned, will be settled in Class A shares. The PSUs will be eligible to be earned based (i) 80% on our absolute TSR and (ii) 20% on our TSR relative to the TSR of a selected peer group, in each case, measured over a three-year performance period and generally subject to Mr. Callantine’s continued service on our board of directors through the end of the performance period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A shares and Class B shares that, upon the consummation of our Corporate Reorganization and this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of or nominee to our board of directors;

•	our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all Class A shares and Class B shares beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, directors, director nominee or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Fortis Minerals, LLC, 1111 Bagby Street, Suite 2150, Houston, Texas 77002.

To the extent that the underwriters sell more than              Class A shares, the underwriters have the option to purchase up to an additional              shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The table does not reflect any Class A shares that directors and officers may purchase in this offering through the directed share program described under “Underwriting.”

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering			Shares Beneficially Owned After this Offering (No Exercise)(1)									Shares Beneficially Owned After this Offering (Full Exercise)(1)
				Class A Shares			Class B Shares			Combined Voting Power(2)			Class A Shares			Class B Shares			Combined Voting Power(2)
	Number	%		Number	%		Number	%		Number	%		Number	%		Number	%		Number	%
5% Shareholders:
EnCap Investments L.P.(3)			%			%			%			%			%			%			%
Directors and Named Executive Officers:
Christopher H. Transier			%			%			%			%			%			%			%
Freddie Barela, Jr.			%			%			%			%			%			%			%
W. Scott Dole			%			%			%			%			%			%			%
Skye A. Callantine			%			%			%			%			%			%			%
Brooks C. Despot			%			%			%			%			%			%			%
D. Martin Phillips			%			%			%			%			%			%			%
Douglas E. Swanson, Jr.			%			%			%			%			%			%			%
John R. Rutherford			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
Directors and Executive Officers as a Group ( Persons)			%			%			%			%			%			%			%

(1)

Subject to the terms of the Fortis Operating LLC Agreement, the Existing Owners, subject to certain limitations, will have the right to require Fortis Operating to redeem all or a portion of their Fortis Operating Units for Class A shares at a redemption ratio of one Class A share for each Fortis Operating Unit redeemed. See “Certain Relationships and Related Party Transactions—Fortis Operating LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. Fortis Minerals has the option to deliver cash in lieu of Class A shares upon exercise by an Existing Owner of the Redemption Right. Our decision to make a cash payment upon a Fortis Operating Unit Holder’s redemption election will be subject to the approval of our independent directors (within the meaning of the NYSE and Section 10A-3 of the Exchange Act). As a result, beneficial ownership of Class B shares and Fortis Operating Units is not reflected as beneficial ownership of Class A shares for which such units and shares may be redeemed.

(2)

Represents percentage of voting power of our Class A shares and Class B shares voting together as a single class. The Existing Owners will hold one Class B share for each Fortis Operating Unit that they own. Each Class B share has no economic rights, but entitles the holder thereof to one vote for each Fortis Operating Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Fortis Minerals equal to the number of Fortis Operating Units that they hold. The number of Class A shares, Class B shares and Fortis Operating Units to be issued to the Existing Owners is based on the implied equity value of Fortis Operating immediately prior to this offering, based on an initial public offering price of $            per Class A share (the midpoint of the price range set forth on the cover page of this prospectus). See “Corporate Reorganization,” “Description of Shares—Class A Shares” and “Description of Shares—Class B Shares.”

(3)

Includes              shares owned by Fortis Holdings,              shares owned by New Fortis Minerals, LLC (“New FMH”),              shares owned by PEP IV Holdings, LLC (“PEP IV Holdings”),              shares owned by Felix STACK Holdings, LLC (“FS Holdings”) and              shares owned by Malaga Holdings, LLC (“Malaga Holdings”).

EnCap X owns 98.1% of the capital interests in Fortis Holdings and has the right to appoint a majority of the managers to the Fortis Holdings board of managers. Fortis Holdings owns over 99% of the capital interests in, and will be the managing member of, New FMH. EnCap IX owns 100% of the capital interests in PEP IV Holdings. EnCap IX owns an approximate 66% capital interest in FS Holdings and has the ability to appoint two of the four members of the board of managers. EnCap VII is the sole member of Malaga EF7 Holdings, LLC, which owns over 99% of the capital interests in Malaga Holdings and has the right to appoint all managers to the board of managers of Malaga Holdings.

Each of EnCap VII, EnCap IX and EnCap X is controlled indirectly by EnCap Partners GP, LLC (“EnCap Partners GP”). EnCap Partners GP is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap. EnCap is the sole general partner of each of EnCap Equity Fund VII GP, L.P. (“EnCap VII GP”), EnCap Equity Fund IX GP, L.P. (“EnCap IX GP”) and EnCap Equity Fund X GP, L.P. (“EnCap X GP”). EnCap VII GP is the sole general partner of EnCap VII, EnCap IX GP is the sole general partner of EnCap IX and EnCap X GP is the sole general partner of EnCap X. Each of EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP and EnCap may be deemed to share voting or dispositive power over all of the reported securities. EnCap VII and EnCap VII GP may be deemed to share voting or dispositive power over the securities held by Malaga Holdings. EnCap IX and EnCap IX GP may be deemed to share voting or dispositive power over the securities held by PEP IV Holdings and FS Holdings. EnCap X and EnCap X GP may be deemed to share voting or dispositive power over the securities held by Fortis Holdings and New FMH.

CORPORATE REORGANIZATION

Corporate Restructuring

Fortis Minerals was incorporated as a Delaware corporation in February 2019 and was converted into a Delaware limited liability company in September 2019. In connection with its conversion into a limited liability company, Fortis Minerals elected to be treated as a corporation for U.S. federal income tax purposes. Following this offering and the reorganization transactions described below, Fortis Minerals will be a holding company whose sole material asset will consist of a     % interest in Fortis Operating, which will directly or indirectly own (i) all of the outstanding equity interests in the Predecessor Companies, which were formed directly or indirectly by the EnCap Funds at various times beginning in April 2015 to pursue opportunities to acquire and manage mineral and royalty interests and together own all of our mineral and royalty interests, and (ii) a carried interest in Acquisition JV, which will entitle Fortis Operating to a percentage of distributions by Acquisition JV once certain return thresholds to EnCap X have been met. After the consummation of the transactions contemplated by this prospectus, Fortis Minerals will be the sole managing member of Fortis Operating and will be responsible for all operational, management and administrative decisions relating to Fortis Operating’s business.

In connection with this offering we intend to engage in the following transactions:

•

all of the outstanding membership interests in Fortis Operating will be converted into (a) Fortis Operating Units and (b) the right to receive the distribution of our Class B shares described below and a pro rata portion of the cash distribution described below;

•

all of the outstanding equity interests in the Predecessor Companies not previously held by Fortis Operating will be contributed by the existing owners of such Predecessor Companies to Fortis Operating in exchange for Fortis Operating Units, the right to receive the distribution of our Class B shares described below and the right to receive their pro rata portion of the cash distribution described below;

•	FAS will be contributed to Fortis Operating and will become its wholly owned subsidiary;

•	EnCap X and Fortis Operating will form Acquisition JV;

•	Fortis Minerals will issue Class A shares to purchasers in this offering in exchange for the proceeds of this offering;

•

Fortis Minerals will contribute to Fortis Operating a number of its Class B shares equal to the number of Fortis Operating Units held by the Existing Owners and all of the net proceeds of this offering in exchange for a number of Fortis Operating Units equal to the number of Class A shares issued in the offering;

•

Fortis Operating will use a portion of the proceeds from this offering to distribute to all of the Existing Owners, generally on a pro rata basis (but as adjusted to take into account any debt encumbering the applicable Predecessor Company owned by such Existing Owner to result in the net contribution of each Existing Owner being in proportion to its interest in Fortis Operating), an aggregate amount of cash equal to              times the initial public offering price per Class A share after underwriting discounts and commissions; and

•	Fortis Operating will distribute to each of the Existing Owners one Class B share for each Fortis Operating Unit such Existing Owner holds.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•	Fortis Minerals will own an approximate % interest in Fortis Operating;

•	the Existing Owners will own an approximate % interest in Fortis Operating;

•	investors in this offering will own all of our Class A shares, representing % of our shares; and

•	the Existing Owners will own all of our Class B shares, representing % of our shares.

We have granted the underwriters a 30-day option to purchase up to an aggregate of              additional Class A shares. Fortis Minerals will contribute any net proceeds received from the exercise of this option in exchange for a number of additional Fortis Operating Units equal to the number of Class A shares issued pursuant to the underwriters’ option. Fortis Operating will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Fortis Operating Units (together with an equivalent number of Class B shares) equal to the number of Class A shares issued pursuant to the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full:

•	Fortis Minerals will own an approximate % interest in Fortis Operating;

•	the Existing Owners will own an approximate % interest in Fortis Operating;

•	investors in this offering will own all of our Class A shares, representing % of our shares; and

•	the Existing Owners will own all of our Class B shares, representing % of our shares.

Each of our Class A shares will have economic rights and entitle its holder to one vote on all matters to be voted on by shareholders generally. Each of our Class B shares has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our operating agreement. We do not intend to list the Class B shares on any exchange.

Following this offering, under the Fortis Operating LLC Agreement, each Fortis Operating Unit Holder will, subject to certain limitations, have a Redemption Right to cause Fortis Operating to acquire all or a portion of its Fortis Operating Units for, at Fortis Operating’s election, (i) Class A shares at a redemption ratio of one Class A share for each Fortis Operating Unit redeemed, subject to conversion rate adjustments for share splits, share dividends and reclassification and other similar transactions, or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Fortis Operating Unit Holder’s redemption election will be subject to the approval of our independent directors (within the meaning of the NYSE and Section 10A-3 of the Exchange Act). We will determine whether to issue Class A shares or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A shares (including trading prices for the Class A shares at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred shares) to acquire the Fortis Operating Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Fortis Minerals (instead of Fortis Operating) will have a Call Right to, for administrative convenience, acquire each tendered Fortis Operating Unit directly from the redeeming Fortis Operating Unit Holder for, at its election, (x) one Class A share, subject to conversion rate adjustments for share splits, share dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of Fortis Operating Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of Class B shares will be cancelled. See “Certain Relationships and Related Party Transactions—Fortis Operating LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their Class A shares, including any Class A shares issuable upon the exchange of Fortis Operating Units and an equal number of Class B shares. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)

Includes affiliates of the EnCap Funds, management and certain other investors. Please see “Security Ownership of Certain Beneficial Owners and Management” for further information regarding the interests held by the Existing Owners.

Offering

Only Class A shares will be sold to investors in this offering. Immediately following this offering, there will be              Class A shares issued and outstanding and              Class A shares reserved for redemptions of Fortis Operating Units and Class B shares pursuant to the Fortis Operating LLC Agreement. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $            million. We intend to contribute all of the net proceeds from this offering to Fortis Operating in exchange for Fortis Operating Units. Fortis Operating will use the net proceeds from this offering (i) to repay the outstanding indebtedness under our revolving credit facility, (ii) to distribute to all of the Existing Owners, generally on a pro rata basis (but as adjusted to take into account any debt encumbering the applicable Predecessor Company to result in the net contribution of each Existing Owner being in proportion to its interest in Fortis Operating), an aggregate amount of cash equal to              times the initial public offering price per share after underwriting discounts and commissions, and (iii) to fund future acquisitions of mineral and royalty interests.

As a result of our Corporate Reorganization and the offering described above (and prior to any redemptions of Fortis Operating Units):

•	the investors in this offering will collectively own Class A shares (or Class A shares if the underwriters exercise in full their option to purchase additional shares);

•	Fortis Minerals will hold Fortis Operating Units (or Fortis Operating Units if the underwriters exercise in full their option to purchase additional shares);

•	the Existing Owners will hold Class B shares and a corresponding number of Fortis Operating Units;

•

assuming no exercise of the underwriters’ option to purchase additional shares, the investors in this offering will collectively hold     % of the voting power in us (or     % if the underwriters exercise in full their option to purchase additional shares); and

•

assuming no exercise of the underwriters’ option to purchase additional shares, the Existing Owners will hold     % of the voting power in us (or     % if the underwriters exercise in full their option to purchase additional shares).

Holding Company Structure

Our post-offering organizational structure will allow the Existing Owners to retain their equity ownership in Fortis Operating, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of Class A shares in Fortis Minerals, and Fortis Minerals has elected to be treated as a domestic corporation for U.S. federal income tax purposes. The Existing Owners and Fortis Minerals will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Fortis Operating.

In addition, pursuant to our operating agreement and the Fortis Operating LLC Agreement, Fortis Minerals’ capital structure and the capital structure of Fortis Operating will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one redemption ratio between the Fortis Operating Units and Fortis Minerals’ Class A shares, among other things.

The holders of Fortis Operating Units, including Fortis Minerals, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Fortis Operating and will be allocated their proportionate share of any taxable loss of Fortis Operating. The Fortis Operating LLC Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of Fortis Operating Units in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Fortis Operating, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Fortis Minerals to satisfy its actual tax liabilities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Existing Owner Contributions

During the years ended December 31, 2016, 2017 and 2018, we called approximately $195.9 million, $394.3 million and $11.1 million, respectively, in capital contributions from our Existing Owners to fund our operations. In 2019, we have drawn approximately $         million in capital contributions through                     , 2019. After our Corporate Reorganization, our Existing Owners will have no further capital commitments.

Other Transactions with Affiliates

Certain of the Predecessor Companies have a Management Services Agreement with FAS, pursuant to which FAS provides management, support and administrative services with respect to such entity’s operations. FAS incurs G&A costs on our behalf and on the behalf of the other entities for which it provides similar services and then allocates such costs, without margin, to each entity that directly benefited therefrom. During the years ended December 31, 2016, 2017 and 2018, $3.3 million, $6.8 million and $7.6 million of expenses, respectively, were allocated to us from FAS pursuant to such agreements. As of December 31, 2018, we had prepaid an aggregate of $0.1 million for certain management services and we had payables to FAS for management services totaling $0.4 million. In 2019, we have had approximately $             million allocated to us from FAS pursuant to such agreements through                     , 2019. Mr. Callantine, the Chairman of our board of directors, indirectly owns a majority of the capital interests in FAS.

Management Services Agreements were entered into whereby OGX Operating, LLC (“OGX Operating”) provides certain management and administrative support services for Malaga. From time to time, OGX Operating may pay for certain expenses on behalf of Malaga and then receives reimbursement from Malaga for such expenses. During the year ended December 31, 2017, Malaga made payments of $0.3 million to OGX Operating pursuant to such agreement. OGX Operating is majority owned by EnCap IX.

After the consummation of the transactions contemplated by this prospectus, all amounts due under each of our Management Services Agreements with FAS and OGX Operating will be paid, the agreements will be terminated, and Fortis Minerals will become the sole managing member of Fortis Operating and will be responsible for all operational, management and administrative decisions relating to Fortis Operating’s business.

We have recorded revenues of $0.3 million and $2.5 million for the years ended December 31, 2017 and December 31, 2018, respectively, from wells operated by Felix Energy on our properties. Felix Energy is an EnCap portfolio company and Mr. Callantine serves as Chief Executive Officer of Felix Energy. We have recorded approximately $             million for revenues from Felix Energy through                     , 2019.

Since May 2016, FAS has made periodic reimbursements to Felix Energy or its affiliates for the portion of Mr. Callantine’s salary and certain other related expenses paid by Felix Energy that are attributable to the time he devotes to us. FAS paid $0.2 million, $0.2 million and $0.3 million for the years ended December 31, 2016, 2017 and 2018, respectively, to Felix Energy under this arrangement a portion of which was included in the G&A costs allocated to us by FAS. In 2019, FAS has paid approximately $             million under this arrangement through                     , 2019. Mr. Callantine does not directly receive any portion of these payments. In connection with this offering, we expect to terminate this arrangement and pay any compensation attributable to Mr. Callantine’s board service directly to Mr. Callantine.

In November 2016, we entered into a joint acquisition agreement with Sabalo Energy, an EnCap portfolio company, which has a one-year automatically renewing term. Under the joint acquisition agreement, when we make certain acquisitions of mineral and royalty interests within defined areas of mutual interest in Borden and

Howard counties, Texas, we provide Sabalo Energy with the opportunity to participate by acquiring up to 50% of the interests in those properties. Sabalo Energy paid us $5.8 million and $5.1 million for the years ended December 31, 2017 and 2018, respectively, under the joint acquisition agreement in connection with its elections to participate in our acquisitions of properties within the area of mutual interest. In 2019, Sabalo Energy has paid us approximately $         million under this arrangement through                     , 2019.

Fortis Operating LLC Agreement

The Fortis Operating LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Fortis Operating LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Fortis Operating LLC Agreement, pursuant to the Redemption Right, the Fortis Operating Unit Holders will generally have the right to require Fortis Operating to redeem their Fortis Operating Units for, at Fortis Operating’s election, (i) Class A shares at a redemption ratio of one Class A share for each Fortis Operating Unit redeemed, subject to conversion rate adjustments for share splits, share dividends and reclassifications and other similar transactions, or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Fortis Operating Unit Holder’s redemption election will be subject to the approval of our independent directors (within the meaning of the NYSE and Section 10A-3 of the Exchange Act). Alternatively, upon the exercise of the Redemption Right, Fortis Minerals (instead of Fortis Operating) will have the right under its Call Right to, for administrative convenience, acquire the tendered Fortis Operating Units directly from the tendering Fortis Operating Unit Holder by paying, at its option, either (i) the number of Class A shares such Existing Owner would have received in the proposed redemption or (ii) an equivalent amount of cash. The Fortis Operating Unit Holders will be permitted to redeem their Fortis Operating Units for Class A shares on a quarterly basis, subject to certain de minimis allowances. In addition, any redemptions involving            or more Fortis Operating Units (subject to the discretion of Fortis Minerals to permit redemptions of a lower number of units) may occur at any time. As the Fortis Operating Unit Holders redeem their Fortis Operating Units, our membership interest in Fortis Operating will be correspondingly increased, the number of Class A shares outstanding will be increased, and the number of Class B shares outstanding will be reduced.

Under the Fortis Operating LLC Agreement, subject to the obligation of Fortis Operating to make distributions sufficient to allow Fortis Minerals to pay its taxes and to reimburse Fortis Minerals for its public company and other overhead expenses, Fortis Minerals will have the right to determine when distributions will be made to the holders of Fortis Operating Units and the amount of any such distributions. Following this offering, if Fortis Minerals authorizes a distribution, such distribution will be made to the holders of Fortis Operating Units on a pro rata basis in accordance with their respective percentage ownership of Fortis Operating Units.

The holders of Fortis Operating Units, including Fortis Minerals, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Fortis Operating and will be allocated their proportionate share of any taxable loss of Fortis Operating. Net profits and net losses of Fortis Operating generally will be allocated to holders of Fortis Operating Units on a pro rata basis in accordance with their respective percentage ownership of Fortis Operating Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The Fortis Operating LLC Agreement will provide, to the extent cash is available, for pro rata distributions to the holders of Fortis Operating Units in an amount at least sufficient to allow Fortis Minerals to pay its taxes.

The Fortis Operating LLC Agreement will provide that, except as otherwise determined by us or in connection with the exercise of Fortis Minerals’ Call Right, at any time Fortis Minerals issues Class A shares or any other equity security, the net proceeds received by Fortis Minerals with respect to such issuance, if any, shall be concurrently invested in Fortis Operating, and Fortis Operating shall issue to Fortis Minerals one Fortis

Operating Unit or other economically equivalent equity interest. Conversely, if at any time any Class A shares are redeemed, repurchased or otherwise acquired, Fortis Operating shall redeem, repurchase or otherwise acquire an equal number of Fortis Operating Units held by Fortis Minerals, upon the same terms and for the same price, as the Class A shares are redeemed, repurchased or otherwise acquired.

Under the Fortis Operating LLC Agreement, the members have agreed that the Existing Owners and/or one or more of their affiliates will be permitted to engage in business activities or invest in or acquire businesses that may compete with our business or do business with any client of ours.

Fortis Operating will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Fortis Operating will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Fortis Operating, (ii) second, to establish cash reserves for contingent or unforeseen liabilities and (iii) third, to the members in proportion to the number of Fortis Operating Units owned by each of them.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain affiliates of EnCap and certain members of our board of directors. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the sale of our Class A shares, including any Class A shares issuable upon the exchange of Fortis Operating Units and an equal number of our Class B shares, by such shareholders or certain of their affiliates. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Shareholders’ Agreement

In connection with this offering, we will enter into the Shareholders’ Agreement with affiliates of EnCap. Among other things, the Shareholders’ Agreement will provide EnCap or its affiliates with the right to designate a number of nominees to our board of directors as follows:

•

during any time that EnCap and its affiliates beneficially owns at least 50% of our outstanding Class A shares and Class B shares, on a combined basis, a majority of the nominees to our board of directors shall be nominees of EnCap or its affiliates (each, an “EnCap Director”).

•

during any time that EnCap and its affiliates beneficially owns less than 50% but at least 35% of our outstanding Class A shares and Class B shares, on a combined basis, four of the nominees to our board of directors shall be EnCap Directors;

•

during any time that EnCap and its affiliates beneficially owns less than 35% but at least 20% of our outstanding Class A shares and Class B shares, on a combined basis, three of the nominees to our board of directors shall be EnCap Directors;

•

during any time that EnCap and its affiliates beneficially owns less than 20% but at least 10% of our outstanding Class A shares and Class B shares, on a combined basis, two of the nominees to our board of directors shall be EnCap Directors;

•

during any time that EnCap and its affiliates beneficially owns less than 10% but at least 5% of our outstanding Class A shares and Class B shares, on a combined basis, one of the nominees to our board of directors shall be EnCap Directors;

•

during any time that EnCap and its affiliates beneficially owns less than 5% of our outstanding Class A shares and Class B shares, on a combined basis, EnCap shall not be entitled to designate a nominee to our board of directors.

In the event the size of our board of directors is increased at any time to more than 12 directors, EnCap or its affiliate will be entitled to appoint one additional director for as long as the board remains at such size.

Pursuant to the Shareholders’ Agreement, we and affiliates of EnCap will be required to take all necessary actions, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees of such EnCap Directors.

In addition, the Shareholders’ Agreement will provide that for so long as EnCap and its affiliates beneficially owns at least 25% of our outstanding Class A shares and Class B shares, on a combined basis, we shall take all necessary action to cause any committee of our board of directors to include in its membership at least one EnCap Director (as selected by EnCap or its affiliates), except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules. The rights granted to EnCap or its affiliates to designate directors are in addition to, and not intended to limit in any way, the rights that EnCap or its affiliates may have to nominate, elect or remove our directors under our operating agreement.

Acquisition JV LLC Agreement

In order to facilitate our acquisition strategy, in connection with this offering, we and EnCap X will form Acquisition JV, which will be an acquisition vehicle initially with no assets, where EnCap X will own 100% of the capital interests and we will own a carried interest. Acquisition JV will consider only potential acquisition opportunities that we source to it, which we expect will primarily relate to properties in our Key Areas that represent attractive long-term return potential but would not be expected to increase cumulative cash flow per share in the short term following acquisition.

In connection with its formation, we and EnCap X will enter into Acquisition JV’s limited liability company agreement (the “Acquisition JV LLC Agreement”) pursuant to which EnCap X will agree, subject to Acquisition JV’s board approval, to contribute up to $                     during the three years following execution to fund acquisitions by Acquisition JV. EnCap X will only be able to increase its capital commitment to the extent we consent to such increase. Our carried interest in Acquisition JV will entitle us to a percentage of distributions by Acquisition JV once certain return thresholds have been met.

Acquisition JV will be managed by a board of managers, which will be controlled by EnCap X. Through its control of Acquisition JV’s board, EnCap X will have the ability to control, among other things, (1) Acquisition JV’s decision to pursue, and EnCap X’s obligation to fund, any acquisition opportunity sourced to it by us, (2) the payment of any distributions by Acquisition JV and (3) any asset sale by Acquisition JV. However, our prior consent will be required to amend the Acquisition JV LLC Agreement in a manner that adversely effects our rights thereunder.

Our management will also serve as management of Acquisition JV, where such persons will manage the day-to-day operations of Acquisition JV, including considering acquisition opportunities and managing Acquisition JV’s mineral and royalty interests. Members of our management will receive no compensation or other payments or benefits from Acquisition JV. EnCap X will reimburse us for certain costs and expenses we incur on behalf of Acquisition JV or related to management of its assets, including any transaction-related expenses.

To the extent Acquisition JV decides to sell any of its assets, we will have a right of first offer to purchase such assets prior to a sale to any other person. Furthermore, subject to certain conditions, we will have a right of first offer on any proposed sale by EnCap X of its interests in Acquisition JV. We may not sell the carried interest without obtaining EnCap X’s consent.

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, our board of directors will adopt a policy for approval of Related Party Transactions and of limitations and procedures on us sourcing acquisitions to Acquisition JV. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our outstanding Class A shares;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our outstanding Class A shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our outstanding Class A shares; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that, subject to certain exceptions, a committee of our board of directors composed entirely of independent directors will review and approve all Related Party Transactions, which, for the avoidance of doubt will include acquisitions by us of interests from Acquisition JV. Furthermore, we expect this policy will provide certain limitations on us and procedures with respect to the circumstances in which we are able to offer acquisitions to Acquisition JV, including that approval by a committee of our board of directors composed entirely of independent directors will be required prior to sourcing to Acquisition JV (i) any acquisition valued in excess of $10 million and (ii) acquisitions that in the aggregate exceed $25 million in a fiscal quarter, not including any individual acquisitions otherwise approved by such committee. The terms of this policy will be reviewed annually by our board of directors, and our board may choose to amend or replace this policy in its sole discretion at any time.

DESCRIPTION OF SHARES

Upon completion of this offering, the issued and outstanding shares representing limited liability company interests in Fortis Minerals will consist of              Class A shares and              Class B shares.

The following summary of the Class A shares, Class B shares and preferred shares of Fortis Minerals does not purport to be complete and is qualified in its entirety by reference to the provisions of our operating agreement and our certificate of formation, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Shares

Voting Rights. Except as provided by law or in our operating agreement, holders of our Class A shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders and do not have cumulative voting rights.

Dividend Rights. Subject to prior rights and preferences that may be applicable to any outstanding preferred shares, holders of Class A shares are entitled to receive ratably in proportion to the Class A shares held by them such dividends (payable in cash, shares or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A shares are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding preferred shares.

Other Matters. The Class A shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A shares. In connection with this offering, our legal counsel will opine that, subject to the qualifications and limitations stated in such opinion, the Class A shares to be issued pursuant to this offering will be fully paid and non-assessable. A copy of such opinion of our legal counsel, including a discussion of the qualifications and limitations thereto, is included as Exhibit 5.1 to the registration statement of which this prospectus forms a part.

Class B Shares

Generally. In connection with the reorganization and this offering, each Existing Owner will receive one Class B share for each Fortis Operating Unit that it holds. Class B shares will not be transferrable except in connection with a permitted transfer of a corresponding number of Fortis Operating Units. Accordingly, each Existing Owner will have a number of votes in Fortis Minerals equal to the aggregate number of Fortis Operating Units that it holds.

Voting Rights. Holders of our Class B shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our operating agreement that would alter or change the powers, preferences or special rights of the Class B shares so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights. Holders of our Class B shares do not have any right to receive dividends, unless the dividend consists of our Class B shares or of rights, options, warrants or other securities convertible or exercisable into or redeemable for Class B shares paid proportionally with respect to each outstanding Class B shares and a dividend consisting of Class A shares or of rights, options, warrants or other securities convertible or exercisable into or redeemable for Class A shares on the same terms is simultaneously paid to the holders of Class A shares.

Liquidation Rights. Holders of our Class B shares do not have any right to receive a distribution upon a liquidation or winding up of Fortis Minerals.

Preferred Shares

Our operating agreement will authorize our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred shares. Each class or series of preferred shares will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred share designation, the holders of preferred shares will not be entitled to vote at or receive notice of any meeting of shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A shares is American Stock Transfer & Trust Company.

Transfer of Class A Shares and Class B Shares

Upon the transfer of a Class A share or a Class B share in accordance with our operating agreement, the transferee of the Class A share or Class B share shall be admitted as a member with respect to the class of shares transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically becomes bound by the terms and conditions of our operating agreement;

•	represents that the transferee has the capacity, power and authority to enter into our operating agreement; and

•

makes the consents, acknowledgements and waivers contained in our operating agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

We will cause any transfers to be recorded on our books and records from time to time (or shall cause the transfer agent to do so, as applicable).

We may, at our discretion, treat the nominee holder of a Class A share or Class B share as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Class A shares and Class B shares are securities and any transfers are subject to the laws governing the transfer of securities.

Until a Class A share or Class B share has been transferred on our books, we and the transfer agent may treat the record holder of the Class A share or Class B share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Registration Rights

For a description of registration rights with respect to our Class A shares, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Listing

We have applied to list our Class A shares on the NYSE under the symbol “NRI.”

OUR OPERATING AGREEMENT

Organization and Duration

We were converted from a Delaware corporation into a Delaware limited liability company in September 2019, and will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing our Class A shares and such transfer being reflected on our transfer agent’s books and records, you will be admitted as a member of our limited liability company and will be deemed to have agreed to be bound by the terms of our operating agreement.

Pursuant to our operating agreement, each shareholder and each person who acquires a share from a shareholder grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our operating agreement.

Capital Contributions

Shareholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Unlawful Distributions. The Delaware LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability.

Failure to Comply with the Limited Liability Provisions of the Jurisdictions in Which We Do Business. Our subsidiaries will initially conduct business only in the States of Texas, New Mexico and Oklahoma. We may decide to conduct business in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of shareholders for the obligations of a limited liability company have not been clearly established in certain jurisdictions. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our shareholders.

Voting Rights

Holders of our Class A shares and holders of our Class B shares are each entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our operating agreement that would alter or change the powers, preferences or special rights of the applicable class so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Election of Members of Our Board of Directors

Prior to the Trigger Event and beginning at our first annual meeting of shareholders following this offering, members of our board of directors will be elected by our shareholders. At the closing of this offering, we will have a single class of directors, and directors will be subject to re-election on an annual basis at our annual meeting of shareholders. After the Trigger Event, our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. In addition, certain affiliates of EnCap have certain board designation rights under the Shareholders’ Agreement. See “Certain Relationship and Related Party Transactions—Shareholders’ Agreement” for information regarding our obligations under the Shareholders’ Agreement.

Removal of Members of Our Board of Directors

Prior to the Trigger Event, any director may be removed, with or without cause, by the holders of a majority of our then-outstanding shares After the Trigger Event, the affirmative vote of the holders of not less than 66 2/3% in voting power of all our then-outstanding shares shall be required to remove any or all of the directors from office, and such removal may only be for “cause”.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, our board of directors is required to seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as set forth below, an amendment must be approved by (i) prior to the Trigger Event, the affirmative vote of the holders of a majority of our then-outstanding shares and (ii) after the Trigger Event, the affirmative vote of the holders of at least 66 2/3% of our then-outstanding shares.

No Shareholder Approval. Our board of directors may generally make amendments to our operating agreement without the approval of any shareholder or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of shareholders in accordance with our operating agreement;

•

the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•

a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state;

•	a change in our legal form from a limited liability company to a corporation;

•

an amendment that our board of directors determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities;

•	any amendment expressly permitted in our operating agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our operating agreement;

•

any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;

•	a change in our fiscal year or taxable year and related changes; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our operating agreement without the approval of any shareholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the shareholders in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the shares are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our shareholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of shares under the provisions of our operating agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our operating agreement or are otherwise contemplated by our operating agreement.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any shareholder without such shareholder’s consent, unless approved by at least a majority of the type or class of shares so affected;

•	provide that we are not dissolved upon an election to dissolve our limited liability company by our board of directors that is approved by holders of a majority of the outstanding shares;

•	change the term of existence of our company; or

•

give any person the right to dissolve our limited liability company other than our board of directors’ right to dissolve our limited liability company with the approval of holders of a majority of the outstanding shares.

Merger, Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of the holders of a majority of our then-outstanding shares, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval and consummate a sale resulting from foreclosure on such interests, without such approval. Following this offering, EnCap and its affiliates will control, in the aggregate, a     % of the voting interest in Fortis Minerals and, as such, would collectively have the ability to block a merger, sale or other disposition of our assets, even if such transaction may be in the best interest of the other shareholders.

If the conditions specified in the operating agreement are satisfied, our board of directors may merge Fortis Minerals or any of its subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The shareholders are not entitled to dissenters’ rights of appraisal under the operating agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us; (2) the sale, exchange or other disposition of all or substantially all of our assets and those of our subsidiaries; (3) the entry of a decree of judicial dissolution of our limited liability company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Liquidation and Distribution of Proceeds

Upon our liquidation, dissolution, distribution of assets or other winding up, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Description of Shares—Class A Shares—Liquidation Rights.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to holders of shareholders in kind if it determines that a sale would be impractical or would cause undue loss to our shareholders.

Right To Inspect Our Books and Records

Our operating agreement provides that a shareholder can, for a purpose reasonably related to its interest as a shareholder, upon reasonable demand and at its own expense, have furnished to such shareholder:

•	a current list of the name and last known address of each shareholder;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each shareholder and the date on which each became a shareholder;

•	copies of our operating agreement, certificate of formation, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is reasonably requested.

Our board of directors may, and intends to, keep confidential from our shareholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage Fortis Minerals or its business, or information that we are required by law or by agreements with a third party to keep confidential.

Anti-Takeover Effects of Provisions of

Our Operating Agreement

Some provisions of our operating agreement will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise, or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, may have the effect of discouraging coercive takeover practices and potential takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors before the date the interested shareholder attained that status;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting shares that is not owned by the interested shareholder.

Our Operating Agreement

Certain provisions of our operating agreement, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Some of these provisions will not apply until EnCap and its affiliates (including the EnCap Funds) no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of our outstanding Class A shares and Class B shares, on a combined basis (the Trigger Event), as described below. Therefore, these provisions could adversely affect the price of our Class A shares.

Among other things, upon the completion of this offering, our operating agreement will:

•

establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our operating agreement specifies the requirements as to form and content of all shareholders’ notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred shares. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred shares with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•

provide that, subject to the rights of the holders of any series of our preferred shares with respect to such series, the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•

provide that, after the Trigger Event, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of our preferred shares, only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by shareholders holding a majority of the outstanding shares);

•	provide that certain provisions of our operating agreement can be amended by the board of directors;

•

provide that, after the Trigger Event, any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of our preferred shares with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of shareholders holding a number of shares exceeding the minimum number of votes that would be necessary to authorize such action at a meeting);

•

provide that, after the Trigger Event, our operating agreement may be amended by the affirmative vote of the holders of not less than 66 2/3% of our then-outstanding shares (prior to such time, our operating agreement may be amended by the affirmative vote of the holders of a majority of our then-outstanding shares);

•

provide that, after the Trigger Event, special meetings of our shareholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of our shareholders holding a majority of the then-outstanding shares entitled to vote generally in the election of directors voting together as a single class);

•

provide that, after the Trigger Event, our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred shares, if any (prior to such time, our board of directors will consist of a single class of directors serving one-year terms);

•

provide that, after the Trigger Event, the affirmative vote of the holders of not less than 66 2/3% in voting power of all then-outstanding Class A shares and Class B shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for “cause” (prior to such time, a director may be removed at any time by the affirmative vote of the holders of a majority of our then-outstanding shares); and

•	prohibit cumulative voting on all matters.

Issuance of Interests

Our operating agreement authorizes us to issue an unlimited number of limited liability company interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the shareholders, subject to the requirements of the NYSE. These additional limited liability company interests may be utilized for a variety of company purposes, including future offerings to raise additional capital and company acquisitions. The existence of authorized but unissued limited liability company interests could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Limited Call Right

If at any time any person owns more than 90% of the then-issued and outstanding shares of each class of shares that would otherwise be entitled to vote on any merger of the Company pursuant to our operating agreement, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining shares of the Company held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The shareholders are not entitled to dissenters’ rights of appraisal under the operating agreement or Delaware law if this limited call right is exercised. The purchase price in the event such call right is exercised will be the greater of:

•

the highest cash price paid by such person for any shares of the applicable class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those shares; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of this limited call right, holders of shares of Fortis Minerals may have their interests purchased at an undesirable time or price. Please read “Risk Factors—Risks Related to Our Structure.” The tax consequences to a shareholder of the exercise of this call right are the same as a sale by that shareholder of his or her Class A shares in the market. Please read “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders—Gain on Disposition of Class A shares.”

Meetings; Voting

All notices of meetings of shareholders will be sent or otherwise given in accordance with our operating agreement not less than 10 nor more than 60 days before the date of the meeting. The notice will specify the place, if any, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called (and at such special meeting, no business other than that specified in the notice may be transacted). The notice of any meeting at which directors are to be elected will include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the shareholders may be postponed, and any special meeting of the shareholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of shareholders.

Shares that are owned by an assignee who is a record holder, but who has not yet been admitted as a shareholder, will be voted at the written direction of the record holder by a proxy designated by our board of directors. Absent direction of this kind, the shares will not be voted, except that shares held by us on behalf of non-citizen assignees will be voted in the same ratios as the votes of shareholders on other shares are cast.

Meetings of the shareholders may only be called by a majority of our board of directors. Shareholders may vote either in person or by proxy at meetings. The holders of a majority of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, represented in person or by proxy will constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of shares under our operating agreement will be delivered to the record holder by us or by the transfer agent.

Corporate Opportunity

Under our operating agreement, to the extent permitted by law:

•

EnCap, its affiliates and our non-management directors have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, enter into any agreement to provide services to, or act as an officer, director, member, manager or advisor to, any business that is competitive or in the same line of business as us, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•

if EnCap, its affiliates or our non-management directors acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Duties of Officers and Directors

Our operating agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our operating agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the DGCL, except as expressly modified by the terms of the operating agreement. Finally, our operating agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

However, there are certain provisions in our operating agreement that modify duties and obligations owed by our directors and officers from those required under the DGCL and provide for exculpation and indemnification of our officers and directors that differ from the DGCL.

For example, our operating agreement provides that our officers and directors will not be liable for monetary damages or otherwise to us or our shareholders resulting from any act or omission, and will be entitled to indemnification for such matters, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which such officer or director engaged in bad faith, meaning that they believed that the decision was adverse to the interest of the company or, with respect to any criminal conduct, with knowledge that such conduct was unlawful. Unlike under our operating agreement, under the DGCL, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of the law, (iii) improper redemption of stock or declaration of a dividend, or (iv) a transaction from which the director derived an improper personal benefit. Additionally, under the DGCL, a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith, in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, in a criminal action, if the officer or director had no reasonable cause to believe the person’s conduct was unlawful.

Additionally, our operating agreement provides that in the event a potential conflict of interest exists or arises between any of our directors, officers or their respective affiliates, on the one hand, and us, any of our subsidiaries or any of our shareholders, on the other hand, a resolution or course of action by our board of directors shall be deemed approved by all of our shareholders, and shall not constitute a breach of the fiduciary duties of members of the board to us or our shareholders, if such resolution or course of action (i) is approved by a committee composed entirely of independent directors, (ii) is approved by shareholders holding a majority of our shares that are disinterested parties, (iii) is on terms that, when taken together in their entirety, are no less favorable than those generally provided to or available from unrelated third parties, (iv) is fair and reasonable to us or (v) does not otherwise constitute a breach of a duty that would otherwise apply to officers or directors of a corporation incorporated under the DGCL. On the other hand, under the DGCL, a corporation is not permitted to exempt board members from claims of breach of fiduciary duty under such circumstances.

Forum Selection

Our operating agreement will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware LLC Act or our operating agreement; or

•

any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our operating agreement will also provide that any person or entity purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the enforceability of similar exclusive forum provisions in other companies’ operating agreements or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our operating agreement is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Subject to any terms, conditions or restrictions set forth in the operating agreement, Section 18-108 of the Delaware LLC Act empowers a Delaware limited liability company to indemnify and hold harmless any member, manager or other person from and against all claims and demands whatsoever. Our operating agreement will provide that we will exculpate and indemnify, to the fullest extent permitted by the Delaware LLC Act, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was our or our subsidiary’s director or officer unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which such officer or director engaged in bad faith, meaning that they believed that the decision was adverse to the interest of the company or, with respect to any criminal conduct, with knowledge that such conduct was unlawful. Our operating agreement also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability, among others, arising out of that person’s actions as our officer, director, employee or agent, and we intend to maintain such liability insurance policies. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us, among other things, to indemnify these individuals against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our operating agreement and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A shares. Future sales of our Class A shares in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A shares prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of our Class A shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A shares at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of              Class A shares. Of these shares, all of the              Class A shares (or              Class A shares if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Fortis Operating LLC Agreement, the Existing Owners will each have the right to redeem all or a portion of their Fortis Operating Units for Class A shares at a redemption ratio of one Class A share for each Fortis Operating Unit redeemed, subject to conversion rate adjustments for share splits, share dividends and reclassifications, or, at our election, an equivalent amount of cash. Upon consummation of this offering, the Existing Owners will hold            Fortis Operating Units, all of which will be redeemable for Class A shares. See “Certain Relationships and Related Party Transactions—Fortis Operating LLC Agreement.” The Class A shares we issue upon such redemptions, based on the holder’s current ownership position and relationship with us, would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Existing Owners that will require us to register under the Securities Act these Class A shares. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, our Class A shares (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•

             shares will be eligible for sale upon the expiration of the lock-up agreements,     % of which are shares that may be issued in exchange for Class B shares, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Additional Interests

Our operating agreement provides that we may issue an unlimited number of limited liability company interests of any type at any time without a vote of the shareholders, subject to the requirements of the NYSE. Any issuance of additional Class A shares or other limited liability company interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the market price of, Class A shares then outstanding. Please read “Our Operating Agreement—Anti-Takeover Effects of Delaware Law and Our Operating Agreement—Issuance of Interests.”

Lock-up Agreements

We, all of our directors and executive officers and certain of our shareholders and employees have agreed or will agree that, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Credit Suisse Securities (USA) LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our shares, subject to certain exceptions and under certain conditions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding Class A shares or the average weekly trading volume of Class A shares reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Shares Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares issuable under our LTIP. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

For a description of registration rights with respect to our Class A shares, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of our Class A shares by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our Class A shares with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of our Class A shares is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the our Class A shares will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see the discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only our Class A shares or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of our Class A shares by an ERISA Plan with respect to which the issuer, the initial purchaser or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, our Class A shares should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding our Class A shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of our Class A shares. Purchasers of our Class A shares have the exclusive responsibility for ensuring that their acquisition and holding of our Class A shares complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of our Class A shares to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A shares by a non-U.S. holder (as defined below) that holds our Class A shares as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A shares under the constructive sale provisions of the Code;

•	persons that acquired our Class A shares through the exercise of employee options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A shares that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States Persons” (as defined under the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A shares to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A shares by such partnership.

Fortis Minerals U.S. Federal Income Taxation

Although Fortis Minerals was converted from a Delaware corporation into a Delaware limited liability company, it has elected to be taxed as a corporation for U.S. federal income tax purposes. Thus, Fortis Minerals is generally obligated to pay U.S. federal income tax on its net taxable income.

Distributions

Distributions of cash or property on our Class A shares, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A shares (and will reduce such tax basis) and thereafter as capital gain from the sale or exchange of such shares. See “—Gain on Disposition of Class A Shares.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution treated as a dividend made to a non-U.S. holder on our Class A shares generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced income tax treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty. The rules applicable to distributions by “USRPHCs” (as defined below) to non-U.S. persons that exceed current and accumulated earnings and profits are not clear. As a result, U.S. federal income tax at a rate not less than 15% (or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC) may be required to be withheld from distributions received by non-U.S. holders that exceed our current and accumulated earnings and profits. Because we will generally be unable to timely determine the portion of any distribution that is a “dividend” for U.S. federal income tax purposes, we will generally withhold tax on any distribution made to a non-U.S. holder of our Class A shares at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. In such a case, a non-U.S. holder generally would have to timely file a U.S. tax return or an appropriate claim for refund in order to obtain a refund of any overwithheld tax.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Shares

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A shares unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

each of our Class A shares constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With regard to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A shares are and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A shares, more than 5% of our Class A shares will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A shares as a result of our status as a USRPHC. If our Class A shares were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of shares owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A shares (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A shares effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A shares effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A shares effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A shares if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A shares.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2019. we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of Class A shares:

Underwriter	Number of Class A Shares to be Purchased
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all the Class A shares in the offering if any are purchased, other than those shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of Class A shares by the underwriters is subject to receipt and acceptance, and subject to the underwriters’ right to reject, any order in whole or in part.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional Class A shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised to the extent the underwriters sell more than              Class A shares in connection with this offering.

The underwriters propose to offer the Class A shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and selling concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $            million (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $            .

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A shares or securities convertible into or exchangeable or exercisable for any Class A shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. These restrictions will not apply to, among other things, issuances of our Class A shares as consideration for any acquisition or the filing of a registration statement with respect to our Class A shares as consideration for any acquisition as long as the aggregate number of shares issued does not exceed 10% of the number of Class A shares outstanding immediately after the consummation of this offering and the recipients agree to be bound by the lock-up provisions for the remainder of the 180-day period.

Our officers and directors and certain of our shareholders and employees have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our Class A shares or securities convertible into or exchangeable or exercisable for any of our Class A shares and Class B shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A shares, whether any of these transactions are to be settled by delivery of our Class A shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC, in its discretion, may release the Class A shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A shares and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC may consider, among other factors, the holder’s reasons for requesting the release and the number of Class A shares or other securities for which the release is being requested.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the Class A shares on the NYSE under the symbol “NRI.”

In connection with the listing of the Class A shares on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of            beneficial owners.

Prior to this offering, there has been no public market for our Class A shares. The initial public offering price was determined by negotiations among us and the underwriters and will not necessarily reflect the market price of the Class A shares following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the Class A shares will trade in the public market subsequent to this offering or that an active trading market for the Class A shares will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase in the underwriters’ option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the underwriters’ option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A shares or preventing or retarding a decline in the market price of the Class A shares. As a result the price of our Class A shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the Class A shares being sold in this offering (excluding the Class A shares that may be issued upon the underwriters’ exercise of their option to purchase additional Class A shares) at the initial public offering price to persons who are directors, director nominees, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. The sales of shares pursuant to the program will be made by             , an underwriter of this offering. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements described in this “Underwriting” section shall govern with respect to their purchases. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Selling Restrictions

Canada

Resale Restrictions

The distribution of the Class A shares in Canada is being made on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing Class A shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 –Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the Underwriters are relying on the exemption set out in section 3A.3 of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Class A shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in Class A shares in their particular circumstances and about the eligibility of the Class A shares for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no Class A shares that are the subject of the offering contemplated by this prospectus have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the Class A shares that has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of Class A shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), as permitted under the Prospectus Regulation; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require Fortis or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and Class A shares to be offered so as to enable an investor to decide to purchase or subscribe for Class A shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to Fortis Minerals; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Class A shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Class A shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The Class A shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Class A shares may not be circulated or distributed, nor may the Class A shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Class A shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The Class A shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any Class A shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the Class A shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)

you warrant and agree that you will not offer any of the Class A shares for resale in Australia within 12 months of that Class A shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to our Class A shares that are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our Class A shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our Class A shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. Our Class A shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase our Class A shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to our Class A shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Chile

The Class A shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the Class A shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the Class A shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

The validity of the Class A shares offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, Houston, Texas.

EXPERTS

The balance sheet of Fortis Minerals, Inc. as of February 1, 2019 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Fortis Minerals—Predecessor as of December 31, 2018 and December 31, 2017 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of our reserves and related future net cash flows related to our properties as of December 31, 2018 and 2017 included herein and elsewhere in the registration statement were based upon reserve reports prepared or audited, as applicable, by independent petroleum engineers, Ryder Scott Company, L.P. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the Class A shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. A copy of the registration statement, and the exhibits and schedules thereto are available free of charge from the SEC’s website.

As a result of this offering, we will become subject to the full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm.

PRO FORMA FINANCIAL STATEMENTS

(Unaudited)

Introduction

Fortis Minerals, LLC, the issuer in this offering (“Fortis Minerals” or the “Company”), is a holding company formed to own an interest in, and act as the sole managing member of, Fortis Minerals Operating, LLC (“Fortis Operating”). Following the completion of the corporate reorganization described under “Corporate Reorganization” in this prospectus (the “Corporate Reorganization”), Fortis Operating will wholly own Fortis Minerals I, LLC, Fortis Minerals II, LLC, Sooner Trend Minerals, LLC (“STM”), Malaga EF7, LLC (“Malaga EF7”) and Phillips Energy Partners IV, LLC (collectively, the “Predecessor Companies”). Accordingly, the Company’s historical financial statements are those of the Predecessor Companies and their predecessors, as applicable, presented on a combined basis (the “Predecessor”).

The unaudited pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, using assumptions set forth in the notes to the unaudited pro forma financial statements. The following unaudited pro forma financial statements of the Company reflect and are based on the historical results of our Predecessor, which represents the Predecessor Companies and their predecessors, as applicable, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on June 30, 2019, for pro forma balance sheet purposes (if applicable), and on January 1, 2018, for pro forma income statement purposes:

•

the August 2018 in-kind distribution by STM to certain of its members of 32.6% of STM’s undivided mineral and royalty interests in the Anadarko basin and the redemption by STM of such members’ interests in STM (the “STM Redemption”);

•

the August 2018 spin-off by Malaga Royalty, LLC (“Malaga Royalty”) of approximately 60% of its overriding royalty interests, which were contributed to Malaga EF7, in exchange for all of EnCap Energy Capital Fund VII L.P.’s interests in Malaga Royalty (collectively, the “Malaga Spin-Off”);

•	the Corporate Reorganization;

•

the initial public offering of Class A shares and the use of the net proceeds therefrom as described in “Use of Proceeds.” For purposes of the unaudited pro forma financial statements, the “Offering” is defined as the planned issuance and sale to the public of                  Class A shares of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in “Use of Proceeds.” The net proceeds from the sale of the Class A shares (based on an assumed initial public offering price of $             per share) are expected to be $             million, net of underwriting discounts of $             million and other additional offering costs of $             million; and

•	a provision for corporate income taxes at a blended statutory rate of %, inclusive of federal, state and local income taxes.

The unaudited pro forma financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and, as a result, will be a tax-paying entity subject to U.S. federal and state taxes, and should be read in conjunction with “Corporate Reorganization” and with the audited historical financial statements and related notes of our Predecessor, included elsewhere in this prospectus.

The pro forma data presented reflects events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the date indicated or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The preparation of the unaudited pro forma combined statements of operations is based on financial statements prepared in accordance with accounting principles generally accepted in the United States. These principles require the use of estimates that affect the reported amounts of revenues and expenses. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial statements and related notes are merely illustrative. If the Offering and other transactions contemplated herein had occurred in the past, the Company’s operating results might have been materially different from those presented in the unaudited pro forma financial statements. The unaudited pro forma financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma financial statements of operations and should not be relied upon as an indication of the future results the Company will have after the completion of the Offering and the other transactions contemplated by these unaudited pro forma financial statements.

FORTIS MINERALS, LLC

PRO FORMA BALANCE SHEET

June 30, 2019

(Unaudited)

	Historical	Offering and Corporate Reorganization			Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$7,597	$	(a,b	)	$
Accounts receivable	32,455
Commodity derivative assets	834
Long-lived assets available for sale (related party)	1,774
Prepaid expenses and other current assets	74		(b	)

Total current assets	42,734

Property and equipment:
Oil and natural gas interests, successful efforts method	759,815
Accumulated depletion and impairment	(73,597)

Oil and natural gas interests, net	686,218

Other property and equipment	—		(b	)
Accumulated depreciation and amortization	—		(b	)

Other property and equipment, net	—		(b	)

Total property and equipment	—

Other assets:
Debt issuance costs, net	1,250
Commodity derivative assets	442
Deferred tax assets	—		(c	)
Other non-current assets	4,248

Total other assets	5,940

Total assets	$734,892				$

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,778		(b	)
Interest payable	84		(a	)

Total current liabilities	2,862

Non-current liabilities:
Long-term debt	88,000		(a	)

Total non-current liabilities	88,000

Temporary equity	—		(d	)

Shareholders’/Members’ Equity:
Shareholders’/Members’ capital	374,078		(d	)
Class A shares	—		(a	)
Class B shares	—		(e	)
Accumulated earnings	269,952		(d	)

Total shareholders’/members’ equity attributable to Fortis Minerals, LLC	644,030

Total shareholders’/members’ equity	644,030

Total liabilities and shareholders’/members’ equity	$734,892	$			$

The accompanying notes are an integral part of these unaudited pro forma financial statements.

FORTIS MINERALS, LLC

PRO FORMA STATEMENT OF OPERATIONS

FOR SIX MONTHS ENDED JUNE 30, 2019

(Unaudited)

	Historical	Offering and Corporate Reorganization			Pro Forma
Revenues:
Oil, natural gas, and natural gas liquids sales	$67,349	$			$
Lease bonus and other	441
Gain on commodity derivative instruments	1,421

Total revenues	69,211
Operating costs and expenses:
Production and ad valorem taxes	4,057
Processing, transportation, and other	3,748
Depletion	15,860
Loss on disposition of assets	823
General and administrative (related party)	4,010		(j	)
General and administrative—other	171		(j	)

Total operating costs and expenses	28,669

Operating income	40,542
Other income (expense):
Interest income	5
Interest expense	(2,646)		(k	)
Other	64

Total other income (expense)	(2,577)

Income before income taxes	$37,965	$			$
Income tax benefit (expense)	168		(l	)

Net income	$38,133	$			$

Less: Net income attributable to temporary equity(m)	—

Net income attributable to Fortis Minerals, LLC	$38,133	$			$

Net income per common share(n):
Basic					$
Diluted					$
Weighted average common shares outstanding(n):
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma financial statements.

FORTIS MINERALS, LLC

PRO FORMA STATEMENT OF OPERATIONS

FOR SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

	Historical	STM Redemption			Malaga Spin-Off			Offering and Corporate Reorganization			Pro Forma
Revenues:
Oil, natural gas, and natural gas liquids sales	$72,577	$(9,122)	(f	)	$(4,823)	(h	)				$
Lease bonus and other	1,261	—			—
Gain on commodity derivative instruments	—	—			—

Total revenues	73,838	(9,122)			(4,823)
Operating costs and expenses:
Production and ad valorem taxes	2,795	(201)	(f	)	(287)	(h	)
Processing, transportation, and other	3,569	(308)	(f	)	(553)	(h	)
Depletion	16,366	(2,254)	(g	)	—
Gain on disposition of assets	(825)	—			—
General and administrative (related party)	3,576	—			—				(j	)
General and administrative—other	518	—			(17)	(i	)		(j	)

Total operating costs and expenses	25,999	(2,763)			(857)

Operating income	47,839	(6,359)			(3,966)
Other income (expense):
Interest income	13	—			—
Interest expense	(1,845)	—			—				(k	)
Other	23	—			—

Total other income (expense)	(1,809)	—			—

Income before income taxes	$46,030	$(6,359)			$(3,966)			$			$
Income tax benefit (expense)	—								(l	)

Net income	$46,030	$(6,359)			$(3,966)			$			$

Less: Net income attributable to temporary equity(m)	—	—			—

Net income attributable to Fortis Minerals, LLC	$46,030	$(6,359)			$(3,966)			$			$

Net income per common share(n):
Basic											$
Diluted											$
Weighted average common shares outstanding(n):
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma financial statements.

FORTIS MINERALS, LLC

PRO FORMA STATEMENT OF OPERATIONS

FOR YEAR ENDED DECEMBER 31, 2018

(Unaudited)

	Historical	STM Redemption			Malaga Spin-Off			Offering and Corporate Reorganization			Pro Forma
Revenues:
Oil, natural gas, and natural gas liquids sales	$139,824	$(11,098)	(f	)	$(5,579)	(h	)				$
Lease bonus and other	2,792	(6)	(f	)	—

Total revenues	142,616	(11,104)			(5,579)
Operating costs and expenses:
Production and ad valorem taxes	5,772	(244)	(f	)	(316)	(h	)
Processing, transportation, and other	6,916	(383)	(f	)	(644)	(h	)
Depletion	31,936	(2,669)	(g	)	—
Impairment of oil and natural gas properties	98	—			—
Gain on disposition of assets	(825)	—			—
General and administrative (related party)	7,648	—			—				(j	)
General and administrative—other	945	—			(18)	(i	)		(j	)

Total operating costs and expenses	52,490	(3,296)			(978)

Operating income	90,126	(7,808)			(4,601)
Other income (expense):
Interest income	38	—			—
Interest expense	(5,189)	—			—				(k	)
Other	70	—			—

Total other income (expense)	(5,081)	—			—

Income before income taxes	$85,045	$(7,808)			$(4,601)			$			$
Income tax expense	(234)	—			—				(l	)

Net income	$84,811	$(7,808)			$(4,601)			$			$

Less: Net income attributable to temporary equity(m)	—	—			—

Net income attributable to Fortis Minerals, LLC	$84,811	$(7,808)			$(4,601)			$			$

Net income per common share(n):
Basic											$
Diluted											$
Weighted average common shares outstanding(n):
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma financial statements.

FORTIS MINERALS, LLC

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation, the Offering and Reorganization

The historical financial information is derived from the financial statements of the Predecessor included elsewhere in this prospectus. For purposes of the unaudited pro forma balance sheet, it is assumed that the transactions had taken place on June 30, 2019. For purposes of the unaudited pro forma statements of operations, it is assumed all transactions had taken place on January 1, 2018.

Upon closing the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to shareholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental general and administrative expenditures are not reflected in the historical financial statements or in the unaudited pro forma financial statements.

Fortis Minerals was incorporated as a Delaware corporation in February 2019 and was converted into a Delaware limited liability company in September 2019. Following the Offering and the reorganization transactions described below, Fortis Minerals will be a holding company whose sole material asset will consist of a     % interest in Fortis Operating, which will directly or indirectly own (i) all of the outstanding equity interests in the Predecessor Companies, which were formed by affiliates of EnCap Energy Capital Fund VII, L.P., EnCap Energy Capital Fund IX, L.P. and EnCap Energy Capital Fund X, L.P. (“EnCap X” and together, the “EnCap Funds”), each of which is a growth equity capital fund managed by EnCap Investments L.P., at various times beginning in April 2015 to pursue opportunities to acquire and manage mineral and royalty interests and together will own all of the Company’s mineral and royalty interests, and (ii) a carried interest in Fortis Acquisition JV, LLC (“Acquisition JV”), which will entitle Fortis Operating to a percentage of distributions by Acquisition JV once certain return thresholds to EnCap X have been met. After the consummation of the transactions contemplated by this prospectus, Fortis Minerals will be the sole managing member of Fortis Operating and will be responsible for all operational, management and administrative decisions relating to Fortis Operating business and will consolidate the financial results of Fortis Operating and its subsidiaries.

The STM Redemption was accounted for pursuant to guidance proscribed in ASC 845, Nonmonetary Transactions, and ASC 505, Equity, and resulted in a net reduction to the Company’s oil and natural gas property balances of $23.1 million, with no gain or loss recognized, which is reflected in the historical combined balance sheet of the Predecessor as of December 31, 2018. The STM Redemption, which consisted of distributions totaling $24.7 million after certain post-closing adjustments of approximately $1.6 million, is reflected as “In-kind distributions” in the Predecessor’s historical combined statement of members’ capital for the year ended December 31, 2018. In the Predecessor’s historical combined statement of cash flows for the year ended December 31, 2018, the $23.1 million STM Redemption is reflected as part of the supplemental non-cash item “In-kind distributions,” and the $1.6 million of post-closing adjustments is reflected as “Other non-cash revenue.”

The Malaga Spin-Off was accounted for pursuant to guidance proscribed in ASC 845, Nonmonetary Transactions, and ASC 505, Equity, and resulted in a net reduction to the Company’s oil and natural gas property balances of $38 thousand, which is reflected in the historical combined balance sheet of our Predecessor as of December 31, 2018. The Malaga Spin-Off is reflected as “In-kind distributions” in our Predecessor’s historical combined statement of members’ capital for the year ended December 31, 2018. In our Predecessor’s historical combined statement of cash flows for the year ended December 31, 2018, the Malaga Spin-Off is reflected as part of the supplemental non-cash item “In-kind distributions”.

Immediately prior to completion of the Offering, the Company will engage in the following series of transactions, which, together with the Offering, are collectively referred to in this prospectus as our “Corporate Reorganization”:

•

all of the outstanding membership interests in Fortis Operating will be converted into (a) a single class of common units in Fortis Operating (“Fortis Operating Units”) and (b) the right to receive the distribution of our Class B shares described below and a pro rata portion of the cash distribution described below;

•

all of the outstanding equity interests in the Predecessor Companies not previously held by Fortis Operating will be contributed by the existing owners of such Predecessor Companies to Fortis Operating in exchange for Fortis Operating Units, the right to receive the distribution of the Company’s Class B shares described below and the right to receive their pro rata portion of the cash distribution described below;

•	EnCap X and Fortis Operating will form Acquisition JV;

•	Fortis Administrative Services, LLC (“FAS”) will be contributed to Fortis Operating and will become its wholly owned subsidiary;

•	Fortis Minerals will issue Class A shares to purchasers in the Offering in exchange for the proceeds of the Offering;

•

Fortis Minerals will contribute to Fortis Operating a number of its Class B shares equal to the number of Fortis Operating Units held by the owners of Fortis Operating following the contributions contemplated by the second bullet above, which include certain affiliates of the EnCap Funds, management and certain other investors (the “Existing Owners”) and all of the net proceeds of the Offering in exchange for a number of Fortis Operating Units equal to the number of Class A shares issued in the Offering;

•

Fortis Operating will use a portion of the net proceeds from this offering to distribute to all of the Existing Owners, generally on a pro rata basis (but as adjusted to take into account any debt encumbering the applicable Predecessor Company to result in the net contribution of each Existing Owner being in proportion to its interest in Fortis Operating), an aggregate amount of cash equal to                      times the initial public offering price per share after underwriting discounts and commissions; and

•	Fortis Operating will distribute to each of the Existing Owners one Class B share for each Fortis Operating Unit such Existing Owner holds.

In the event the Company increases or decreases the number of Class A shares sold in the Offering, (i) the number of Fortis Operating Units held by Fortis Minerals will correspondingly decrease or increase, respectively, and (ii) the amount of cash received by Fortis Operating will correspondingly increase or decrease, respectively.

To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Fortis Minerals will contribute the net proceeds therefrom to Fortis Operating in exchange for an additional number of Fortis Operating Units equal to the number of Class A shares issued pursuant to the underwriters’ option. Fortis Operating will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Fortis Operating Units (together with an equivalent number of Class B shares) equal to the number of Class A shares issued pursuant to the underwriters’ option to purchase additional shares.

After giving effect to these transactions and the Offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•	Fortis Minerals will own an approximate % interest in Fortis Operating;

•	the Existing Owners will own an approximate % interest in Fortis Operating;

•	investors in the Offering will own all Class A shares, representing % of the Company’s shares; and

•	the Existing Owners will own all Class B shares, representing % of the Company’s shares.

If the underwriters’ option to purchase additional shares is exercised in full:

•	Fortis Minerals will own an approximate % interest in Fortis Operating;

•	the Existing Owners will own an approximate % interest in Fortis Operating;

•	investors in the Offering will own all Class A shares, representing % of the Company’s shares; and

•	the Existing Owners will own all Class B shares, representing % of the Company’s shares.

2. Pro Forma Adjustments and Assumptions

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma financial statements:

(a) Reflects the issuance and sale of                 Class A shares at an assumed initial public offering price of $                per share, net of underwriting discounts and commissions of $                million, in the aggregate, and additional estimated expenses related to the Offering of approximately $                million and the use of the net proceeds therefrom as follows:

•	the Company will contribute all of the net proceeds from the Offering to Fortis Operating in exchange for Fortis Operating Units; and

•	Fortis Operating will use the net proceeds from the Offering to:

•	repay $ of outstanding borrowings under the revolving credit facility;

•

distribute to all of the Existing Owners, generally on a pro rata basis (but as adjusted to take into account any debt encumbering the applicable Predecessor Company to result in the net contribution of each Existing Owner being in proportion to its interest in Fortis Operating), an aggregate amount of cash equal to                  times the initial offering price per share after underwriting discounts and commission; and

•	to fund future acquisitions of mineral and royalty interests.

(b) Reflects adjustments to give effect to the contribution of FAS to Fortis Operating at the closing of the offering. The amounts represent the historical balances of FAS after elimination of intercompany items. This contribution is expected to be accounted for as a business combination.

(c) Reflects the adjustments to give effect to tax adjustments associated with the Corporate Reorganization. The Company will record $                million in deferred tax assets (or $                million if the underwriters exercise in full their option to purchase additional shares) for the estimated income tax effects of the differences in tax basis and book basis of the assets owned by the Company following completion of the Corporate Reorganization.

The amounts to be recorded for the deferred tax assets have been estimated. All of the effects of changes in any of our estimates after the date of purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(d) Reflects a reduction in members’ equity to allocate a portion of the Company’s equity to temporary equity, which represents the interests in Fortis Operating not held by the Company.

(e) Reflects the issuance of Class B shares to the Existing Owners.

(f) Reflects adjustments to eliminate the revenues and direct operating expenses related to the undivided mineral and royalty interests associated with the STM Redemption. To arrive at these adjustments, the Company proportionately reduced STM’s historical revenues and direct operating expenses by 32.6% from January 1, 2018 through June 30, 2018 or the date the transaction was completed, as applicable.

(g) Reflects adjustments to eliminate depletion attributable to the undivided mineral and royalty interests associated with the STM Redemption. To arrive at this adjustment, the Company proportionately reduced STM’s historical depletion expense by 32.6% from January 1, 2018 through June 30, 2018 or the date the transaction was completed, as applicable.

No pro forma adjustment was made for historical impairment of oil and natural gas properties, gain on disposition of assets, general and administrative expense, interest income, interest expense, or income tax expense as these items are not directly attributable to the undivided mineral and royalty interests associated with the STM Redemption. There were no proceeds received related to the STM Redemption. The undivided mineral and royalty interests associated with the STM Redemption were all located in the Anadarko Basin in Oklahoma.

(h) Reflects adjustments to eliminate the revenues and direct operating expenses related to the undivided mineral and royalty interests associated with the Malaga Spin-Off. To arrive at these adjustments, the Company proportionately reduced Malaga EF7’s historical revenues and direct operating expenses by 40% from January 1, 2018 through June 30, 2018 or the date the transaction was completed, as applicable.

(i) Reflects adjustments to eliminate G&A expenses attributable to the interests associated with the Malaga Spin-Off. To arrive at this adjustment, the Company proportionately reduced Malaga EF7’s historical G&A expense from January 1, 2018 through June 30, 2018 or the date the transaction was completed, as applicable.

(j) Reflects incremental general and administrative expense associated with certain administrative costs incurred by FAS that were previously allocated to other companies not a part of the Predecessor. Prior to the Corporate Reorganization, the Company had no employees. FAS has provided certain shared management, support and administrative services to the Predecessor and certain other companies in exchange for a proportional allocation of these shared expenses. The expenses that have historically been allocated to the Company are reflected in its historical financial statements. In March 2019, the other entities to which FAS provided services were sold and, as a result, the Company is now obligated to pay 100% of these shared expenses. Upon completion of the Corporate Reorganization, all of the employees of FAS will become the Company’s employees, the existing arrangements with FAS will be terminated, and FAS will be a consolidated subsidiary of the Company.

(k) Reflects the reversal of interest expense as a result of the use of proceeds from the Offering to repay our outstanding indebtedness.

(l) Reflects estimated income tax provision associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal and state income tax as a subchapter C corporation using a rate of approximately     % for the year ended December 31, 2018 and six months ended June 30, 2018 and 2019. This rate is inclusive of U.S. federal and state taxes.

(m) Represents net income attributable to temporary equity interests. The temporary equity interest represents the ownership of Fortis Operating by the owners of the Predecessor Companies.

(n) Reflects basic and diluted earnings (loss) per common share for the issuance of Class A shares in the Corporate Reorganization and the Offering as shown below:

	June 30, 2019	June 30, 2018	December 31, 2018
BASIC
Net income (loss) attributable to Fortis Minerals, LLC
Common shares issued in the Corporate Reorganization and the Offering

Basic EPS
DILUTED
Numerator:
Net income (loss) attributable to Fortis Minerals, LLC

Diluted net income (loss) attributable to Fortis Minerals, LLC
Denominator:
Basic weighted average shares outstanding

Diluted weighted average shares outstanding
Diluted earnings (loss) per share

3. Supplemental Disclosure of Oil and Natural Gas Operations

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to the Company proved reserves reflect the effect of income taxes assuming the Company’s standardized measure had been subject to federal and state income tax as a subchapter C corporation. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management’s opinion, should be examined with caution. The basis for this table is the reserve estimates prepared by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of the Company’s proved oil and natural gas properties.

The date presented should not be viewed as representing the expected cash flow from or current value of existing proved reserves since the computations are based on a large number of estimates and assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

The actual and pro forma total proved reserves are the same as of December 31, 2018. See the annual financial statements of our Predecessor included elsewhere for the 2018 total proved reserves. The pro forma standard measure of discounted estimated future net cash flows was as follows as of December 31, 2018 (in thousands):

	As Reported	Corporate Reorganization	Pro Forma
Future cash inflows	$652,918	$	$
Future production costs	(45,792)
Future income tax expense	—

Future net cash flows	607,126
10% annual discount to reflect timing of cash flows	(297,455)

Standardized measure of discounted future net cash flows	$309,671	$	$

The change in the pro forma standardized measure of discounted estimated future net cash flows were as follows for 2018:

	As Reported	STM Redemption	Malaga Spin-Off	Corporate Reorganization	Pro Forma
Standardized measure of discounted future net cash flows, beginning of the year	$190,785	$(22,684)	$(15,573)	$	$
Changes in the year resulting from:
Sales, net of production costs	(127,120)	10,470	4,611
Net changes of prices and production costs related to future production	35,641	—	(535)
Extensions, discoveries and improved recovery, net of future production costs	224,921	(7,791)	(4,526)
Future income tax expense
Revisions of previous quantity estimates, net of related costs	1,539	—	(4,144)
Accretion of discount	19,079	(2,268)	(1,557)
Purchase of reserves in place	18,069	—	—
Sales of reserves in place	(45,069)	20,004	20,318
Other	(8,174)	2,269	1,406

Standardized measure of discounted future net cash flows, end of the year	$309,671	$—	$—	$	$

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Fortis Minerals, LLC

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Fortis Minerals, Inc. (the “Company”) as of February 1, 2019, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 1, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 8, 2019

We have served as the Company’s auditor since 2016.

FORTIS MINERALS, INC.

BALANCE SHEET

February 1, 2019
Assets
Assets
Cash and cash equivalents	$—

Total assets	$—

Shareholder’s Equity
Shareholder’s Equity
Common stock, $0.01 par value; authorized 1,000 shares, 1,000 issued and outstanding at February 1, 2019	$10
Less receivable from Fortis Minerals Intermediate Holdings, LLC	(10)

Total shareholder’s equity	$—

See accompanying notes to the financial statements.

FORTIS MINERALS, INC.

NOTES TO BALANCE SHEET

1. Organization and Basis of Presentation

Fortis Minerals, Inc. (“Fortis Inc.”) is a Delaware corporation formed on February 1, 2019 to become a holding company.

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Fortis Minerals Intermediate Holdings, LLC has committed to contribute $10 as the initial sole shareholder. This contribution receivable is reflected as a reduction to equity. Separate Statements of Income, Changes in Shareholder’s Equity and of Cash Flows have not been presented because Fortis Inc. has had no business transactions or activities to date.

2. Subsequent Events

Fortis Inc. has evaluated subsequent events that occurred February 1 through February 8, 2019, which is the date this financial statement was available to be issued, and is not aware of any events.

Events Subsequent to Original Issuance of Financial Statements (unaudited)

In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through September 18, 2019, the date the financial statements were available to be reissued.

On September 17, 2019 Fortis Minerals, Inc. was converted from a Delaware corporation to a Delaware limited liability company with the name Fortis Minerals, LLC. Fortis Minerals, LLC has elected to be taxed as a corporation.

Fortis Minerals—Predecessor

Condensed Combined Balance Sheets

(Unaudited)

(Amounts in thousands of USD)

	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$7,597	$14,054
Accounts receivable	32,455	25,097
Commodity derivative assets	834	—
Long-lived assets available for sale (related party—see Note 6)	1,774	—
Subscriptions receivable	—	10,949
Prepaid expenses and other current assets	74	111

Total current assets	42,734	50,211

Property and equipment:
Oil and natural gas interests, successful efforts method	759,815	720,854
Accumulated depletion and impairment	(73,597)	(58,147)

Oil and natural gas interests, net	686,218	662,707

Other assets:
Debt issuance costs, net	1,250	—
Commodity derivative assets	442	—
Other non-current assets	4,248	2,197

Total other assets	5,940	2,197

Total assets	$734,892	$715,115

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$2,778	$1,776
Interest payable	84	—
Interest payable—affiliate	—	5,134

Total current liabilities	2,862	6,910

Non-current liabilities:
Long-term debt	88,000	—
Long-term debt—affiliate	—	69,975

Total non-current liabilities	88,000	69,975

Commitments and contingencies (Note 9)
Combined equity	644,030	638,230

Total liabilities and equity	$734,892	$715,115

See accompanying notes to the condensed combined financial statements.

Fortis Minerals—Predecessor

Condensed Combined Statements of Operations

(Unaudited)

(Amounts in thousands of USD)

	Six Months Ended
	June 30, 2019	June 30, 2018
Revenues:
Oil, natural gas, and natural gas liquids sales	$67,349	$72,577
Lease bonus and other	441	1,261
Gain on commodity derivative instruments	1,421	—

Total revenues	69,211	73,838

Operating costs and expenses:
Production and ad valorem taxes	4,057	2,795
Processing, transportation, and other	3,748	3,569
Depletion	15,860	16,366
Impairment of oil and natural gas properties	—	—
(Gain) loss on disposition of assets	823	(825)
General and administrative (related party—see Note 6)	4,010	3,576
General and administrative—other	171	518

Total operating costs and expenses	28,669	25,999

Operating income	40,542	47,839

Other income (expense):
Interest income	5	13
Interest expense	(2,646)	(1,845)
Other	64	23

Total other income (expense)	(2,577)	(1,809)

Income before income taxes	$37,965	$46,030
Income tax benefit (expense)	168	—

Net income	$38,133	$46,030

Pro forma information (unaudited):
Net income	$38,133
Pro forma provision for income taxes	(9,495)

Pro forma net income	$28,638
Pro forma net income per common share
Basic
Diluted
Weighted average pro forma common shares outstanding
Basic
Diluted

See accompanying notes to the condensed combined financial statements.

Fortis Minerals—Predecessor

Condensed Combined Statements of Equity

(Unaudited)

(Amounts in thousands of USD)

Combined Equity
Balance—December 31, 2017	$658,839
Capital contributions	61
Capital distributions	(30,150)
Net income	46,030

Balance—June 30, 2018	$674,780

Balance—December 31, 2018	$638,230
Capital contributions	19,854
Capital distributions	(52,187)
Net income	38,133

Balance—June 30, 2019	$644,030

See accompanying notes to the condensed combined financial statements.

Fortis Minerals—Predecessor

Condensed Combined Statements of Cash Flows

(Unaudited)

(Amounts in thousands of USD)

	Six Months Ended
	June 30, 2019	June 30, 2018
Cash flows from operating activities:
Net income	$38,133	$46,030
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion	15,860	16,366
(Gain) loss on disposition of assets	823	(825)
Amortization of debt issuance costs charged to interest expense	89	56
Unrealized gain on commodity derivative instruments	(1,276)	—
Changes in operating assets and liabilities:
Accounts receivable	(7,358)	(16,240)
Prepaid expenses and other current assets	37	(350)
Accounts payable and accrued liabilities	966	89
Interest payable—affiliate	(5,134)	1,790
Interest payable	84	—

Net cash provided by operating activities	42,224	46,916

Cash flows from investing activities:
Acquisitions of oil and natural gas properties	(41,552)	(64,052)
Other deposits paid for pending acquisitions of oil and natural gas properties	(1,093)	—
Proceeds from disposition of assets	1,520	21,706

Net cash used in investing activities	(41,125)	(42,346)

Cash flows from financing activities:
Borrowings from affiliate	—	46,651
Repayments of borrowings from affiliate	(69,975)	(41,651)
Borrowings under credit facility	88,000	—
Debt issuance costs	(1,339)	—
Deferred initial public offering costs	(2,858)	—
Capital contributions	30,803	20,054
Capital distributions	(52,187)	(30,150)

Net cash used in financing activities	(7,556)	(5,096)

Net decrease in cash and cash equivalents	(6,457)	(526)
Cash and cash equivalents at beginning of period	14,054	18,959

Cash and cash equivalents at end of period	$7,597	$18,433

Supplemental disclosure of cash flow information:
Change in oil and natural gas property acquisitions financed through liabilities	$(36)	$231
Change in oil and natural gas property acquisitions acquired by using prepaid deposits	$(1,900)	$(314)

See accompanying notes to the condensed combined financial statements.

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

The condensed combined financial statements of Fortis Minerals—Predecessor (the “Company”) presented herein include the accounts of Fortis Minerals Operating, LLC (“Fortis Operating”), Fortis Minerals, LLC (“FM 1”), Fortis Minerals II, LLC (“FM 2”), Sooner Trend Minerals, LLC (“STM”), Phillips Energy Partners IV, LLC (“PEP 4”), Malaga Royalty, LLC (“Malaga Royalty”), and Malaga EF7, LLC (“Malaga EF7”, together with Malaga Royalty, “Malaga”). Fortis Operating, FM 1, FM 2, STM, PEP 4, and Malaga are collectively referred to herein as the “Fortis Companies”. The Fortis Companies were formed to acquire and manage oil and natural gas mineral, royalty, and overriding royalty interests. To date, interests accumulated are primarily located in the Anadarko Basin in Oklahoma and the Permian Basin in Texas and New Mexico. Separate Management Services Agreements (“MSA”) exist between Fortis Administrative Services, LLC (“FAS”) and FM 1, FM 2, STM, and PEP 4 to provide management, support, and administrative services. MSAs were also entered into whereby OGX Operating, LLC (“OGX Operating”) provides management, support, and administrative services to Malaga. FAS and OGX Operating are deemed related parties (see Note 6. Related Party Transactions).

Basis of Presentation

The Company’s condensed combined financial statements for the periods presented were prepared under the accrual basis of accounting in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of all majority-owned, controlled subsidiaries. All intercompany accounts and transactions have been eliminated. The Company has evaluated events or transactions through the date of issuance of this report in conjunction with the preparation of these condensed combined financial statements.

The accompanying condensed combined financial statements of the Company have not been audited by independent accountants. In the opinion of management, the accompanying financial statements reflect all adjustments necessary to fairly state the Company’s financial position as of June 30, 2019, and its net income, combined equity, and cash flows for the six months ended June 30, 2019 and 2018. All such adjustments are of a normal recurring nature. The results for interim periods are not necessarily indicative of annual results.

Certain disclosures have been omitted from these condensed consolidated financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited combined financial statements and related notes for the year ended December 31, 2018.

The following entities were determined to be under common control and represent the operations of the Company:

•

Fortis Operating is a Delaware limited liability company and was formed on February 1, 2019. Fortis Operating is majority owned by EnCap Energy Capital Fund X, L.P. (“EnCap Fund X”), and is a holding company which has two wholly owned subsidiaries (FM 1 and FM 2).

•

FM 1 is a Delaware limited liability company and was formed on April 27, 2016. FM 1 is wholly owned by Fortis Operating, and owns oil and natural gas mineral, royalty, and overriding royalty interests, primarily in Oklahoma, Texas, and New Mexico. FM 1 has three wholly owned subsidiaries (Fortis Sooner Trend, LLC, Chisos Minerals, LLC, and Chisos Land, LLC).

•

FM 2 is a Delaware limited liability company and was formed on March 20, 2017. FM 2 is wholly owned by Fortis Operating, and owns oil and natural gas mineral, royalty, and overriding royalty interests,

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

primarily in Oklahoma, Texas, and New Mexico. FM 2 has one wholly owned subsidiary (FMII STM, LLC).

•

STM is a Delaware limited liability company and was formed on June 29, 2015. STM is majority owned by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”), through Felix STACK Holdings, LLC (“Felix STACK”) and EnCap FEx Holdings, LLC, and owns oil and natural gas mineral, royalty, and overriding royalty interests in Oklahoma.

•

PEP 4 is a Delaware limited liability company and was formed on April 23, 2015. PEP 4 is wholly owned by EnCap Fund IX, and owns oil and natural gas mineral, royalty, and overriding royalty interests, primarily in Oklahoma. PEP 4 has one wholly owned subsidiary (Phenom Minerals, LLC).

•

Malaga Royalty is a Delaware limited liability company and was formed on July 1, 2011. Prior to August 1, 2018, Malaga Royalty was owned approximately 60% by EnCap Energy Fund VII, L.P. (“EnCap Fund VII”), and approximately 40% by an unrelated third party, OGX Investment II, LLC (“OGX Investment”), and owns oil and natural gas mineral, royalty, and overriding royalty interests in Texas and New Mexico. On August 1, 2018, EnCap Fund VII’s interest in Malaga Royalty was spun-off and contributed into a newly formed entity, Malaga EF7, which is also a Delaware limited liability company. After August 1, 2018, Malaga Royalty is wholly owned by OGX Investment, and its activity is no longer reflected in these condensed combined financial statements.

The financial data is presented on a combined basis retrospectively to the earliest period presented during which these entities were deemed to be under common control. Activity for the six months ended June 30, 2018 reflects FM 1, FM 2, STM, PEP 4, and Malaga Royalty. Activity for the six months ended June 30, 2019 reflects Fortis Operating, FM 1, FM 2, STM, PEP 4, and Malaga EF7.

Segment Reporting

The Company operates in a single operating and reportable segment engaged in the acquisition of oil and natural gas properties principally located in the Anadarko and Permian Basins in the United States. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief executive officer has been determined to be the chief operating decision maker and allocates resources and assesses performance based upon financial information of the Company as a whole.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Company’s significant accounting policies, see Note 2 of the combined financial statements for the year ended December 31, 2018 included elsewhere in this prospectus. There have been no substantial changes in such policies or the application of such policies during the six months ended June 30, 2019.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business in order to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The FASB issued this ASU in response to stakeholder feedback that the current definition of a business in ASC 805 is being applied too broadly and the application of the guidance was not resulting in

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

consistent application in a cost-effective manner. This ASU provides a screen whereby a transaction will be accounted for as an asset purchase (or disposal) if substantially all of the fair value of the gross assets acquired (disposed) is concentrated in a single identifiable asset or a group of similar identifiable assets. If the screen is not met, the entity will evaluate whether the transaction is a business acquisition under revised criteria. The ASU is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal periods beginning after December 15, 2019, with early adoption permitted under certain circumstances. The amendments in this ASU should be applied prospectively as of the beginning of the period of adoption. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash. This update affects entities that have restricted cash or restricted cash equivalents. The new guidance is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in practice of how certain cash receipts and cash payments are currently presented and classified in the statement of cash flows. The ASU addresses the topic of separately identifiable cash flows and application of the predominance principle. Classification of cash receipts and payments that have aspects of more than one class of cash flows should be determined first by applying specific guidance, and then by the nature of each separately identifiable cash flow. In situations where there is an absence of specific guidance and the cash flow has aspects of more than one type of classification, the predominance principle should be applied whereby the cash flow classification should depend on the activity that is likely to be the predominant source or use of cash flows. The new guidance is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update applies to any entity that enters into a lease, with some specified scope exemptions. Under this update, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. While there were no major changes to the lessor accounting, changes were made to align key aspects with the revenue recognition guidance. This update will be effective for non-public entities for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. Entities will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. As of the filing date, the Company was not the lessor or lessee of any leases other than mineral leases which were excluded from the scope of this ASU. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and industry specific guidance in ASC Subtopic 932-605, Extractive Activities—Oil and Gas—Revenue Recognition. This ASU requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods and services. This ASU is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and is required to be adopted

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

either retrospectively or as a cumulative-effect adjustment as of the date of adoption, with early adoption permitted. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements. The Company anticipates adopting the standard using the modified retrospective approach.

3. ACQUISITIONS AND DISPOSITIONS

Acquisitions

For the six months ended June 30, 2019 and 2018, the Company acquired certain interests in producing and non-producing oil and natural gas properties from third parties in three states for an aggregate adjusted purchase price of $41.6 million and $64.1 million, respectively. Of the acquisitions during the six months ended June 30, 2019, approximately 2% was allocated to proved properties and approximately 98% was allocated to unproved properties. Of the acquisitions during the six months ended June 30, 2018, approximately 7% was allocated to proved properties and approximately 93% was allocated to unproved properties. These acquisitions were accounted for as asset acquisitions.

Dispositions

In April 2018, the Company sold interests in certain oil and natural gas properties in Texas for $17.4 million, subject to certain adjustments. The transaction resulted in a gain of $0.8 million.

Joint Acquisition Agreement

In November 2016, the Company entered into a joint acquisition agreement (“JAA”) with Sabalo Energy regarding the acquisition of mineral, royalty, and overriding royalty interests in Texas. Based on the terms of the JAA, when the Company makes certain acquisitions within defined areas of mutual interest (“AMI”), it shall provide Sabalo Energy with the opportunity to participate by acquiring specified interests in those properties from the Company. As of June 30, 2019, the Company made offers to Sabalo Energy to participate in and acquire a portion of the Company’s interests in certain properties acquired at cost, including allocated title and broker fees, totaling $1.8 million, which is reflected in “Long-lived assets available for sale (related party—see Note 6)” in the Condensed Combined Balance Sheet. As of December 31, 2017, the Company had made offers to Sabalo Energy to participate in and acquire a portion of the Company’s interests in certain properties acquired in 2017, at cost, including allocated title and broker fees, totaling $1.5 million. In January 2018, Sabalo Energy elected to participate in this offering of properties and such proceeds were received in March 2018.

The purchase price paid by the Company is reflected as “Acquisitions of oil and natural gas properties” and the subsequent proceeds received from Sabalo Energy are reflected as “Proceeds from disposition of assets” in the Condensed Combined Statements of Cash Flows. No gain or loss is recognized for these transactions. The majority owner of Sabalo Energy is also majority owner of the Fortis Companies therefore Sabalo Energy is deemed a related party (see Note 6. Related Party Transactions).

4. PROPERTY AND EQUIPMENT

The Company uses the successful efforts method of accounting for its investment in mineral, royalty, and overriding royalty interests. Under this method of accounting, proved and unproved property acquisition costs are capitalized as the cost of properties when incurred. To the extent capitalized costs of proved properties, net of accumulated depletion, exceed the undiscounted future cash flows, the carrying value of the property is reduced

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

to estimated fair value and the excess capitalized costs are charged to impairment expense in the period incurred. Proved properties are grouped for impairment purposes by regional aggregations of fields according to a number of factors including location and geological characteristics.

A portion of the carrying value of the Company’s interests is attributable to unproved properties. The unproved amounts are not subject to depletion until they are classified as proved properties. Capitalized costs attributable to the properties become subject to depletion when proved reserves are assigned to the property and the Company transfers the cost basis from unproved to proved properties accordingly. The Company assesses all properties classified as unproved on an annual basis for impairment. The Company assesses properties on an individual basis or as a group, if properties are individually insignificant. The assessment includes consideration of the following factors, among others: recent drilling activity, remaining lease term, geological, geophysical and engineering evaluations, and market prices for similar assets.

The following is a summary of property and equipment as of June 30, 2019 and December 31, 2018 (in thousands):

	June 30, 2019	December 31, 2018
Oil and natural gas interests:
Proved properties	$248,780	$217,412
Unproved properties	511,035	503,442

Gross oil and natural gas interests	759,815	720,854
Less accumulated depletion and impairment	(73,597)	(58,147)

Oil and natural gas interests, net	$686,218	$662,707

5. FAIR VALUE

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has applied ASC 820 to all financial instruments that are required to be reported at fair value.

Financial instruments are carried at fair value and are classified and disclosed in the following categories:

Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2–Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures.

Level 3–Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable for objective sources.

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on markets data obtained from sources independent of the reporting entity.

Assets and liabilities that are measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company recognizes transfers between fair value hierarchy levels as of the end of the reporting period in which the event or change in circumstances causing the transfer occurred. The Company did not have any transfers between Level 1, Level 2, or Level 3 fair value measurements during the six months ended June 30, 2019 and 2018.

In determining the appropriate fair value hierarchy levels, the Company has performed an analysis of the financial assets and liabilities that are subject to fair value reporting under applicable U.S. GAAP.

Recurring Fair Value Measurements

The Company’s commodity derivative instruments are recorded at fair value on a recurring basis in the Condensed Combined Balance Sheets with the changes in fair value recorded in the Condensed Combined Statements of Operations. The fair value of the Company’s oil and natural gas swap derivative instruments are estimated using a pricing model which has various inputs including NYMEX price quotations, interest rates, and contract terms. We adjust the valuations for credit quality, using the counterparty’s credit quality for asset balances and our credit quality for liability balances. For asset balances, we use the credit default swap value for the counterparty when available. We consider the impact of netting agreements on counterparty credit risk, including whether the position with the counterparty is a net asset or net liability. The Company’s commodity derivative instruments are classified within Level 2. The fair values these instruments are based upon inputs that are either readily available in the public market, such as NYMEX oil and natural gas price quotations and interest rates, or can be corroborated from active markets. See Note 8. Derivatives for further information on the Company’s commodity derivative instruments.

Nonrecurring Fair Value Measurements

Nonfinancial assets and liabilities, such as property and equipment, are measured at fair value on a nonrecurring basis upon impairment. If there is an indication of impairment and the estimated undiscounted future cash flows do not exceed the carrying value of the long-lived assets, then these assets are written down to their fair value. During the six months ended June 30, 2018, certain oil and natural gas properties held for sale were determined to be impaired (see Note 4. Property and Equipment for further information). Because these significant fair value inputs are typically not observable, we have categorized the amounts as Level 3 inputs.

Fair Value of Other Financial Instruments

The carrying amounts of our cash and cash equivalents, receivables, prepaid expenses, payables, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts of our long-term debt, including borrowings from affiliate, approximate fair value.

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

6. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2019 and 2018, G&A expenses totaling $4.0 million and $3.6 million, respectively, were allocated to the Fortis Companies from FAS for management and support services. FAS incurs G&A costs on behalf of certain Fortis Companies and then allocates to them a percentage representative of costs that directly benefited such Fortis Companies. Such costs allocated are reported as “General and administrative (related party)” in the Condensed Combined Statements of Operations. As of June 30, 2019 and December 31, 2018, the Company had prepaid certain management services totaling $0.1 million, respectively, which are reflected in “Prepaid expenses and other current assets” in the Condensed Combined Balance Sheets of the Company. Additionally, the Company had payables to FAS totaling $1.4 million and $0.4 million, respectively, which are reflected in “Accounts payable and accrued liabilities” in the Condensed Combined Balance Sheets of the Company. FAS’s parent entity is majority owned by a member that also maintains ownership in the Company.

FAS sponsors a defined contribution 401(k) plan that allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, FAS will contribute to the 401(k) plan based on the employees’ eligible pay and/or will match a percentage of the employee contributions up to certain limits. Matching contributions allocated to the Company and included in G&A expenses totaled $0.1 million for the six months ended June 30, 2019 and 2018.

MSAs were entered into whereby OGX Operating provides certain management and administrative support services for Malaga. From time to time, OGX Operating may pay for certain expenses on behalf of Malaga and then receives reimbursement from Malaga for such expenses. As of June 30, 2019 and December 31, 2018, there are no outstanding receivables or payables with OGX Operating. OGX Operating is majority owned by EnCap Fund IX.

From time to time, Malaga has made interest-free advances to certain of its affiliate entities. As of June 30, 2019 and December 31, 2018, there are no outstanding receivables or payables with such affiliate entities.

As of June 30, 2019, the Company made offers to Sabalo Energy to participate in and acquire a portion of the Company’s interests in certain properties acquired at cost, including allocated title and broker fees, totaling $1.8 million. The acquisitions and subsequent offering were subject to terms and conditions of a JAA with Sabalo Energy, whose majority owner is EnCap Fund IX. See Note 3. Acquisitions and Dispositions for further details.

During the six months ended June 30, 2018, the Company acquired minerals and royalty interests in Texas from an entity controlled by a family member of an officer of the Company. The officer also holds membership interests in Fortis Management Holdings, LLC and Fortis Management Holdings II, LLC, which maintain membership interests in Fortis Operating. Total consideration paid during the six months ended June 30, 2018 was $7.4 million.

As of June 30, 2019 and December 31, 2018, the Company had no material related party receivables or payables.

7. DEBT

Restructuring and Long-term Debt

In February 2019, Fortis Operating was formed with a contribution of all the outstanding equity interests of FM 1 and FM 2. In conjunction with its formation, Fortis Operating entered into a $500.0 million Credit

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

Agreement providing for a senior secured credit facility (the “revolving credit facility”) with Wells Fargo Bank. The revolving credit facility is due February 2024 with an initial borrowing base of $107.0 million and an initial elected commitment of $101.0 million. In April 2019, the revolving credit facility’s borrowing base was increased to $130.0 million. The elected commitment amount was subsequently increased to $130.0 million as well on May 21, 2019. It bears interest at a rate of LIBOR and/or an alternate base rate, at the Fortis Operating’s election, plus an applicable margin. The applicable margin is between 2% and 3% for eurodollar borrowings and between 1% and 2% on alternative base rate borrowings, each depending on borrowing base utilization levels. It also requires Fortis Operating to pay commitment fees of 0.375% to 0.5%, subject to borrowing based utilization. The revolving credit facility is collateralized by substantially all of the assets and equity interests owned by Fortis Operating (including its ownership of FM 1 and FM 2) and its subsidiaries. It also contains financial covenants requiring the borrower to maintain a ratio of consolidated net debt to consolidated EBITDA as of the last day of any rolling period of less than or equal to 4.00 to 1.00, beginning with the rolling period ending on June 30, 2019. Additionally, it contains financial covenants requiring the borrower to maintain a ratio of current assets to current liabilities at each quarter end of at least 1.00 to 1.00, in addition to certain hedging requirements.

Initial borrowings from the revolving credit facility totaled $88.0 million ($87.3 million net of fees and closing costs) and were used to settle certain commitments associated with the borrowings from affiliate as noted below. $11.4 million of the initial borrowings was further distributed to such affiliate entity and is reflected in capital distributions. As of June 30, 2019, $88.0 million remained outstanding ($86.7 million net of unamortized debt issuance costs) and is reflected as “Long-term debt” in the Condensed Combined Balance Sheets of the Company. The associated net debt issuance costs of $1.3 million is reflected as “Debt issuance costs, net” in the Condensed Combined Balance Sheet.

Borrowings from Affiliate

During the six months ending June 30, 2018, the Company made borrowings totaling $46.7 million under an arrangement with an affiliated entity which was scheduled to mature February 2025. As of December 31, 2018, $70.0 million remained outstanding and is reflected as “Long-term debt—affiliate” in the Condensed Combined Balance Sheets of the Company.

The borrowings bore interest at a rate of LIBOR plus 6.25% and were used to acquire additional mineral, royalty, and overriding royalty interests. As of December 31, 2018, the Company had accrued interest payable totaling $5.1 million, which is reflected as “Interest payable—affiliate” in the Condensed Combined Balance Sheets of the Company.

The borrowings and interest payable with affiliate were settled in February 2019 with proceeds received from the aforementioned revolving credit facility.

STM Credit Facility

As of June 30, 2019 and December 31, 2018, STM had a senior secured credit agreement (the “STM Credit Facility”) with JP Morgan Chase Bank with a maturity date of June 30, 2021, and a borrowing base of $5.0 million. In January 2018, the borrowing base was reduced to $0 and certain reporting requirements and financial covenants do not apply while the borrowing base remains at $0.

The STM Credit Facility can be used for borrowings and the issuance of letters of credit. Borrowings under the STM Credit Facility are subject to specified interest rates, which is calculated based on a borrowing base utilization percentage. Commitment fees on the unused portion of borrowings available under the STM Credit

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

Facility are due quarterly at a rate of 0.5% of the unused facility. Amounts outstanding under the STM Credit Facility are collateralized by certain assets of STM. The STM Credit Facility also contains certain restrictive covenants. The Company was compliant with all of the covenants under the STM Credit Facility as of June 30, 2019 and December 31, 2018. As of June 30, 2019 and December 31, 2018, the Company had no outstanding borrowings under the STM Credit Facility.

Debt Issuance Costs and Interest Expense

The Company incurred $1.3 million of debt issuance costs associated with the revolving credit facility during the six months ended June 30, 2019, which are deferred and presented net of amortization as “Debt issuance costs, net” in the Condensed Combined Balance Sheets as of the Company. The debt issuance costs are amortized over the term of the revolving credit facility and reflected in “Interest expense” in the Condensed Combined Statements of Operations of the Company. Additionally, the affiliate’s amortization of debt issuance costs associated with the affiliate borrowings are charged to the Company and reflected in interest expense. Costs associated with establishing the STM Credit Facility are also capitalized and amortized as interest expense on a straight-line basis over the respective term of the facility.

Total interest expense for the six months ended June 30, 2019 was $2.6 million, inclusive of aforementioned amortization of debt issuance costs ($1.8 million associated with the revolving credit facility and $0.8 million associated with borrowings from affiliate). The Company made interest payments totaling $7.6 million during the six months ended June 30, 2019 ($1.7 million associated with the revolving credit facility and $5.9 million associated with borrowings from affiliate).

Total interest expense for the six months ended June 30, 2018 was $1.8 million, inclusive of aforementioned amortization of debt issuance costs ($1.7 million associated with borrowings from affiliate and $0.1 million associated with the write-off of unamortized debt issuance costs associated with the STM Credit Facility when the borrowing base was reduced to zero in January 2018). The Company did not make any interest payments during the six months ended June 30, 2018.

8. DERIVATIVES

Pursuant to the requirements of the aforementioned revolving credit facility, in March and April 2019, the Company entered into oil and natural gas commodity derivative contracts with Wells Fargo Bank for the years ending December 2019, 2020, and for the two months ending February 28, 2021. The commodity derivative contracts consist of fixed price swaps, under which the Company receives a fixed price for the contracts and pays a floating market price to the counterparty over specified periods for the contracted volumes. The Company hedges based on a percentage of the forecasted daily oil and natural gas production volumes from its producing properties and the hedged amount constituted approximately 50% of those oil and natural gas volumes over the hedged period. The oil and natural gas commodity derivative contracts represent mitigation of the inherent commodity price risk associated with oil and natural gas production. The Company does not enter into derivative instruments for speculative purposes.

The Company’s oil fixed price swap contracts are settled based upon the average daily prices for the calendar month of the contract period, and the natural gas fixed price swap contracts are settled based upon the last day settlement of the first nearby month futures contract of the contract period. Settlement for oil and natural gas derivative contracts occurs in the month following the calendar month of the contract period.

All commodity derivative instruments are recorded on the Condensed Combined Balance Sheets at fair value. If a derivative does not qualify as a hedge or is not designated as a hedge, the changes in fair value, both

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

realized and unrealized, are recognized in our Condensed Combined Statements of Operations as a gain or loss on commodity derivative instruments. Cash flows are only impacted to the extent the actual settlements under the contracts result in making a payment to or receiving a payment from the counterparty. The Company has not designated any of its derivative contracts as hedges for accounting purposes.

As of June 30, 2019, the Company’s open commodity derivative contracts consisted of the following:

Oil price swaps

Contract Period	Index	Notional Volumes (Bbl)	Weighted Average Fixed Price (per Bbl)	Range (per Bbl)
				Low	High
July 2019—December 2019	NYMEX WTI	127,879	$60.92	$59.00	$63.80
January 2020—December 2020	NYMEX WTI	194,421	$58.58	$57.60	$60.05
January 2021—February 2021	NYMEX WTI	27,392	$58.58	$57.60	$60.05

Natural gas price swaps

Contract Period	Index	Notional Volumes (MMBtu)	Weighted Average Fixed Price (per MMBtu)	Range (per MMBtu)
				Low	High
July 2019—December 2019	NYMEX Henry Hub	520,696	$2.80	$2.59	$3.03
January 2020—December 2020	NYMEX Henry Hub	828,451	$2.72	$2.54	$3.03
January 2021—February 2021	NYMEX Henry Hub	119,527	$2.80	$2.78	$2.82

Balance Sheets

The following table presents the fair value of the Company’s unsettled derivative contracts as of June 30, 2019 and December 31, 2018 (in thousands):

Classification	Balance Sheet Location	June 30, 2019	December 31, 2018
Assets:
Current asset	Commodity derivative assets	$834	$—
Non-current asset	Commodity derivative assets	442	—
Liabilities:
Current liability	Commodity derivative liabilities	—	—
Non-current liability	Commodity derivative liabilities	—	—

		$1,276	$—

Realized settlements receivable or payable are presented within “Accounts receivable” and “Accounts payable and accrued liabilities” in the Condensed Combined Balance Sheets, respectively. We present the fair value of our commodity derivative instruments on a net basis where the right of offset is provided for in our counterparty agreements.

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

Statements of Operations

During the six months ended June 30, 2019 and 2018, amounts recognized in revenues in our Condensed Combined Statements of Operations were as follows (in thousands):

	Six Months Ended
	June 30, 2019	June 30, 2018
Unrealized gain on commodity derivative instruments	$1,276	$—
Realized gain on commodity derivative instruments	145	—

	$1,421	$—

Cash Payments and Receipts

During the six months ended June 30, 2019 and 2018, cash receipts (payments) for derivatives were as follows (in thousands):

	Six Months Ended
	June 30, 2019	June 30, 2018
Oil derivatives	$(79)	$—
Natural gas derivatives	22	—

	$(57)	$—

Credit Risk

We do not require collateral or other security to support commodity derivative instruments subject to credit risk. However, the agreement with the counterparty to our commodity derivative instruments contains netting provisions. If a default occurs under the agreement, the non-defaulting party can offset the amount payable to the defaulting party under the derivative contracts with the amount due from the defaulting party under the derivative contracts. As a result of the netting provisions under the agreements, our maximum amount of loss due to credit risk is limited to the net amounts due from the counterparty under the derivative contracts.

The following table presents quantitative information about our commodity derivative contracts, all of which are offset on our Condensed Combined Balance Sheets and subject to enforceable master netting arrangements as of June 30, 2019 and December 31, 2018 (in thousands):

	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets (Liabilities) Presented in the Balance Sheet
June 30, 2019
Commodity derivative instruments
Assets	$1,276	$—	$1,276
Liabilities	—	—	—
December 31, 2018
Commodity derivative instruments
Assets	—	—	—
Liabilities	—	—	—

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

9. COMMITMENTS AND CONTINGENCIES

As of June 30, 2019 and December 31, 2018, the Company is not party to any agreements containing future minimum lease commitments. Rental of office space and other non-cancellable operating leases are maintained at FAS. Certain portions of those costs are allocated to the Fortis Companies for reimbursement as part of FAS’ management fees.

The Company could be subject to various possible loss contingencies which arise primarily from interpretation of federal and state laws and regulations affecting the oil and natural gas industry. Such contingencies include differing interpretations as to the prices at which oil and natural gas sales may be made, the prices at which royalty owners may be paid for production from their leases, environmental issues, title or ownership disputes, and other matters. Management believes it has complied with the various laws and regulations, administrative rulings, and interpretations.

The Company could become involved in disputes or legal actions arising in the ordinary course of business.

Management is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the Company’s financial condition, results of operations, or liquidity and no amounts have been accrued as of June 30, 2019 and December 31, 2018.

10. COMBINED EQUITY

During the six months ended June 30, 2019 and 2018, capital contributions paid totaled $30.8 million and $20.1 million, respectively. $11.0 million of capital was called in December 2018, which is reflected as “Subscriptions receivable” in the Condensed Combined Balance Sheets as of December 31, 2018, and was paid by members in January 2019. During the six months ended June 30, 2019 and 2018, capital distributions totaled $52.2 million and $30.2 million, respectively. Included in the capital distributions for the six months ended June 30, 2019 was $11.4 million of proceeds from the initial revolving credit facility borrowings.

Equity-Based Compensation Expense

Equity-based incentives exist in the form of both incentive units and incentive interests granted from certain Fortis Companies. These require no investment, are non-voting, and do not entitle holder to any rights with respect to company matters. They do stipulate, however, that the holder may participate in the distribution of profits only after certain target investment returns to respective equity-holders have been met.

Incentive Units

On each of May 5, 2016 and March 20, 2017, two of the Fortis Companies each granted 100,000 fully vested incentive units in connection with their formation. These incentive units were outstanding as of June 30, 2019 and December 31, 2018.

At grant, these incentive units were accounted for as liability-classified awards granted to non-employees pursuant to ASC 505-50, Equity-Based Payments to Non-Employees. However, based on their respective terms, the units were deemed fully vested immediately following the grant dates and thus became subject to other U.S. GAAP, including ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. Under this framework, as no embedded derivatives requiring bifurcation were identified, the equity-like features result in recognition of the awards in permanent equity at fair value at the grant dates.

Fortis Minerals—Predecessor

Notes to Condensed Combined Financial Statements

(Unaudited)

A fair value assessment of the awards was performed as of their respective grant dates. In order to estimate the fair value, an option pricing model was used based on the Black-Scholes framework. This option pricing model relies on certain assumptions and estimations in order to assign value, including expected volatility, term and dividend yields, and the risk-free rate of return corresponding to such terms.

At the time of vesting we did not have a history of market prices, thus the expected volatility was determined using the historical volatility for a select peer group and industry sector index with similar expected terms. The expected term was determined based on anticipated time to a liquidity event. The expected dividend yield was determined based on historical distributions for certain other Fortis Companies. The risk-free rate of return was derived from yields of U.S. Department of Treasury instruments with similar expected lives. Additionally, because these instruments are not publicly traded, the fair values of the awards were then discounted for a lack of marketability. As a result of the incentive unit grants occurring at the time of formation, the Fortis Companies granting such incentive units had no assets or operations at their respective grant dates and thus there was substantial uncertainty with respect to the timing of future cash flows. These factors were the primary drivers of the determinations that the fair values of the awards were immaterial and no equity-based compensation expense was recognized upon vesting at such grant dates.

Incentive Interests

On July 1, 2016, one of the Fortis Companies granted incentive interests, which are economic interests only. These interests do not vest until certain performance obligations are met, including making specified distributions to equity-holders. As of June 30, 2019 and 2018, the performance obligation was not met, therefore no equity-based compensation expense has been recorded for the six months ended June 30, 2019 and 2018. There were no cash payments made related to the incentive interests during the six months ended June 30, 2019 and 2018.

11. SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to June 30, 2019 through August 16, 2019, which is the date the financial statements were available to be issued, in the preparation of its financial statements.

Acquisitions

Subsequent to June 30, 2019, the Company has made net acquisitions of interests in oil and natural gas properties in the normal course of business totaling approximately $19.0 million.

In July 2019, Sabalo Energy made its election to acquire the oil and gas properties made available for sale by the Company as of June 30, 2019. Proceeds of $1.8 million are expected to be received in Q3 2019.

Capital Distributions

Capital distributions totaling $5.9 million have been made subsequent to June 30, 2019.

Long-term Debt

Subsequent to June 30, 2019, the Company made additional borrowings under the revolving credit facility totaling $27.0 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Fortis Minerals, Inc

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Fortis Minerals - Predecessor, which is comprised of Fortis Minerals, LLC, Fortis Minerals II, LLC, Sooner Trend Minerals, LLC, Phillips Energy Partners IV, LLC, Malaga Royalty, LLC, and Malaga EF7, LLC, (collectively the “Company”) as of December 31, 2018 and 2017, and the related combined statements of operations, equity and cash flows for the years then ended, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Houston, Texas

June 4, 2019

We have served as the Company’s auditor since 2016.

Fortis Minerals—Predecessor

Combined Balance Sheets

(Amounts in thousands of USD)

	December 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$14,054	$18,959
Accounts receivable	25,097	17,781
Long-lived assets available for sale (related party—see Note 6)	—	1,508
Subscriptions receivable	10,949	19,993
Prepaid expenses and other current assets	111	80

Total current assets	50,211	58,321

Property and equipment:
Oil and natural gas interests, successful efforts method	720,854	636,402
Accumulated depletion and impairment	(58,147)	(35,063)

Oil and natural gas interests, net	662,707	601,339

Other assets:
Other non-current assets	2,197	355

Total other assets	2,197	355

Total assets	$715,115	$660,015

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,776	$1,176
Interest payable—affiliate	5,134	—

Total current liabilities	6,910	1,176

Non-current liabilities:
Long-term debt—affiliate	69,975	—

Total non-current liabilities	69,975	—

Commitments and contingencies (Note 8)
Combined equity	638,230	658,839

Total liabilities and equity	$715,115	$660,015

See accompanying notes to the combined financial statements.

Fortis Minerals—Predecessor

Combined Statements of Operations

(Amounts in thousands of USD)

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Revenues:
Oil, natural gas, and natural gas liquids sales	$139,824	$66,766
Lease bonus and other	2,792	1,280

Total revenues	142,616	68,046

Operating costs and expenses:
Production and ad valorem taxes	5,772	2,290
Processing, transportation, and other	6,916	3,327
Depletion	31,936	18,965
Impairment of oil and natural gas properties	98	516
Gain on disposition of assets	(825)	(675)
General and administrative (related party—see Note 6)	7,648	6,810
General and administrative—other	945	395

Total operating costs and expenses	52,490	31,628

Operating income	90,126	36,418

Other income (expense):
Interest income	38	25
Interest expense	(5,189)	(206)
Other	70	(10)

Total other income (expense)	(5,081)	(191)

Income before income taxes	$85,045	$36,227
Income tax expense	(234)	—
Net income	$84,811	$36,227

Pro forma information (unaudited):
Net income	$84,811
Pro forma provision for income taxes	(20,509)

Pro forma net income	$64,302
Pro forma net income per common share
Basic
Diluted
Weighted average pro forma common shares outstanding
Basic
Diluted

See accompanying notes to the combined financial statements.

Fortis Minerals—Predecessor

Combined Statements of Equity

(Amounts in thousands of USD)

Combined Equity
Balance—December 31, 2016	$289,090
Capital contributions	394,302
Capital distributions	(60,780)
Net income	36,227

Balance—December 31, 2017	$658,839

Capital contributions	11,061
Capital distributions	(91,785)
In-kind distributions	(24,696)
Net income	84,811

Balance—December 31, 2018	$638,230

See accompanying notes to the combined financial statements.

Fortis Minerals—Predecessor

Combined Statements of Cash Flows

(Amounts in thousands of USD)

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Cash flows from operating activities:
Net income	$84,811	$36,227
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion	31,936	18,965
Impairment of oil and natural gas properties	98	516
Gain on disposition of assets	(825)	(675)
Amortization of debt issuance costs charged to interest expense	55	145
Other non-cash revenue	(1,536)	—
Changes in operating assets and liabilities:
Accounts receivable	(7,316)	(8,838)
Prepaid expenses and other current assets	(46)	(51)
Accounts payable and accrued liabilities	1,123	(6,605)
Interest payable	5,134	—

Net cash provided by operating activities	113,434	39,684

Cash flows from investing activities:
Acquisitions of oil and natural gas properties	(136,976)	(385,088)
Other deposits paid for pending acquisitions of oil and natural gas properties	(1,900)	(300)
Proceeds from disposition of assets	22,539	12,310

Net cash used in investing activities	(116,337)	(373,078)

Cash flows from financing activities:
Borrowings from affiliate	116,626	—
Repayments of borrowings from affiliate	(46,651)	—
Proceeds from repayments of advances to affiliate	—	7,550
Deferred initial public offering costs	(297)	—
Capital contributions	20,105	374,309
Capital distributions	(91,785)	(60,780)

Net cash provided by financing activities	(2,002)	321,079

Net decrease in cash and cash equivalents	(4,905)	(12,315)
Cash and cash equivalents at beginning of period	18,959	31,274

Cash and cash equivalents at end of period	$14,054	$18,959

Supplemental disclosure of cash flow information:
Change in oil and natural gas property acquisitions financed through liabilities	$524	$2,159
Change in oil and natural gas property acquisitions acquired by using prepaid deposits	$(314)	$(9,799)
In-kind distributions	$(23,160)	$—
Capital contributions declared but not yet paid	$10,949	$19,993

See accompanying notes to the combined financial statements.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

The combined financial statements of Fortis Minerals—Predecessor (the “Company”) presented herein include the accounts of Fortis Minerals, LLC (“FM 1”), Fortis Minerals II, LLC (“FM 2”), Sooner Trend Minerals, LLC (“STM”), Phillips Energy Partners IV, LLC (“PEP 4”), Malaga Royalty, LLC (“Malaga Royalty”), and Malaga EF7, LLC (“Malaga EF7”, together with Malaga Royalty, “Malaga”, and collectively “the Fortis Companies”). The Fortis Companies were formed to acquire and manage oil and natural gas mineral, royalty, and overriding royalty interests. To date, interests accumulated are primarily located in the Anadarko Basin in Oklahoma and the Permian Basin in Texas and New Mexico. Separate Management Services Agreements (“MSA”) exist between Fortis Administrative Services, LLC (“FAS”) and FM 1, FM 2, STM, and PEP 4 to provide management, support, and administrative services. MSAs were also entered into whereby OGX Operating, LLC (“OGX Operating”) provides management, support, and administrative services to Malaga. FAS and OGX Operating are deemed related parties (see Note 6. Related Party Transactions).

Basis of Presentation

The Company’s combined financial statements for the period presented were prepared under the accrual basis of accounting in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of all majority-owned, controlled subsidiaries. All intercompany accounts and transactions have been eliminated. The Company has evaluated events or transactions through the date of issuance of this report in conjunction with the preparation of these combined financial statements.

The following entities were determined to be under common control and represent the operations of the Company:

•

FM 1 is a Delaware limited liability company and was formed on April 27, 2016. FM 1 is majority owned by EnCap Energy Capital Fund X, L.P. (“EnCap Fund X”) and owns oil and natural gas mineral, royalty, and overriding royalty interests, primarily in Oklahoma, Texas, and New Mexico. FM 1 has three wholly owned subsidiaries (Fortis Sooner Trend, LLC, Chisos Minerals, LLC, and Chisos Land, LLC).

•

FM 2 is a Delaware limited liability company and was formed on March 20, 2017. FM 2 is majority owned by EnCap Fund X, and owns oil and natural gas mineral, royalty, and overriding royalty interests, primarily in Oklahoma, Texas, and New Mexico. FM 2 has one wholly owned subsidiary (FMII STM, LLC).

•

STM is a Delaware limited liability company and was formed on June 29, 2015. STM is majority owned by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”), through Felix STACK Holdings, LLC (“Felix STACK”) and EnCap FEx Holdings, LLC, and owns oil and natural gas mineral, royalty, and overriding royalty interests in Oklahoma.

•

PEP 4 is a Delaware limited liability company and was formed on April 23, 2015. PEP 4 is wholly owned by EnCap Fund IX and owns oil and natural gas mineral, royalty, and overriding royalty interests, primarily in Oklahoma. PEP 4 has one wholly owned subsidiary (Phenom Minerals, LLC).

•

Malaga Royalty is a Delaware limited liability company and was formed on July 1, 2011. Prior to August 1, 2018, Malaga Royalty was owned approximately 60% by EnCap Energy Fund VII, L.P. (“EnCap Fund VII”), and approximately 40% by an unrelated third party, OGX Investment II, LLC (“OGX Investment”), and owns oil and natural gas mineral, royalty, and overriding royalty interests in Texas and New Mexico. On August 1, 2018, EnCap Fund VII’s interest in Malaga Royalty was spun-off

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

and contributed into a newly formed entity, Malaga EF7, which is also a Delaware limited liability company. After August 1, 2018, Malaga Royalty is wholly owned by OGX Investment, and its activity is no longer reflected in these condensed combined financial statements.

The financial data is presented on a combined basis retrospectively to the earliest period presented during which these entities were deemed to be under common control. Activity for the period January 1, 2017 through March 19, 2017 reflects FM 1, STM, PEP 4 and Malaga Royalty due to FM 2 being formed on March 20, 2017. Activity for the period from March 20, 2017 through July 31, 2018 reflects FM 1, FM 2, STM, PEP 4, and Malaga Royalty. Activity for the period August 1, 2018 through December 31, 2018 reflects FM 1, FM 2, STM, PEP 4, and Malaga EF7.

Segment Reporting

The Company operates in a single operating and reportable segment engaged in the acquisition of oil and natural gas properties principally located in the Anadarko and Permian Basins in the United States. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief executive officer has been determined to be the chief operating decision maker and allocates resources and assesses performance based upon financial information of the Company as a whole.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates estimates and assumptions on an ongoing basis using historical experience and other factors. While we believe that the estimates and assumptions used in preparation of the financial statements are appropriate, because there are numerous uncertainties inherent in the estimation process, actual results could differ materially from those estimates. Significant estimates made in preparing these financial statements include the estimate of uncollected revenues and unpaid expenses from mineral, royalty, and overriding royalty interests in properties operated by nonaffiliated entities, the estimates of proved oil, natural gas, and natural gas liquids (“NGL”) reserves and related present value estimates of future net cash flows from those properties, and equity-based compensation.

Estimated proved oil, natural gas, and NGL reserve quantities and associated discounted and undiscounted cash flows are significant components of our depletion and proved property impairment calculations and require many subjective judgments. Estimates of reserves are forecasts based on engineering analyses and historical production information. Different reserve engineers could reach different conclusions as to estimated quantities of oil, natural gas, and NGL reserves based on the same information.

The passage of time provides more qualitative and quantitative information regarding reserve estimates, and revisions are made to prior estimates based on updated information. However, there can be no assurance that more revisions will not be necessary in the future. Significant downward revisions could result in changes in depletion rates and proved property impairments representing non-cash charges to income.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and short-term liquid investments with maturities of less than three months from the date of purchase. The Company maintains cash and cash equivalents in bank deposit

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

accounts which, at times, may exceed the federally insured limits. The Company has not experienced any losses from such investments.

Accounts Receivable

The Company’s accounts receivables are primarily from mineral, royalty, and overriding royalty interests and recorded at the amount due, less an allowance for doubtful accounts when applicable. In estimating the allowance, management considers, among other things, how recently and how frequently payments have been received and the financial position of the party. During the years ended December 31, 2018 and 2017, the Company deemed $0 and $68 thousand, respectively, of its accounts receivable uncollectible and fully wrote off these amounts out of accounts receivable to bad debt expense, which is reflected in “General and administrative expenses—other” in the Combined Statements of Operations.

Revenue Recognition

The Company’s revenue is primarily derived from oil, natural gas, and NGL minerals, royalties, and overriding royalties. Revenue is recorded when title passes to the operator or purchaser. Royalty interest owners have no rights or obligations to explore, develop, or operate properties and do not incur any of the costs of exploration, development, and operation of the properties. Given the inherent time lag between when oil, natural gas, and NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners, a significant portion of our revenues may represent accrued revenue based on estimated net sales volumes.

Oil, natural gas, and NGL sales are recorded on a gross basis in the Combined Statements of Operations with production and ad valorem taxes, and processing, transportation, and other expenses separately recorded as part of “Operating costs and expenses”.

Revenues from lease bonuses are included within “Lease bonus and other” in the Combined Statements of Operations. Lease bonuses are recorded upon receipt to the extent we have no ongoing obligations to perform (other than allowing access to the lease).

Oil and Natural Gas Properties

The Company invests primarily in mineral, royalty, and overriding royalty interests of oil and natural gas properties. Oil and natural gas producing activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties are capitalized. All general and administrative costs unrelated to acquisitions are expensed as incurred. Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts, and any gain or loss is recognized.

Reserves

Estimates of the Company’s proved reserves are prepared in accordance with accounting principles generally accepted in the United States and Securities Exchange Commission (“SEC”) guidelines. Our engineering estimates of proved oil, natural gas, and NGL reserves directly impact financial accounting estimates, including depletion and impairment of proved properties. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under defined economic and

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering, and economic data for each reservoir. The accuracy of a reserve estimate is a function of: (i) the quality and quantity of available data; (ii) the interpretation of that data; (iii) the accuracy of various mandated economic assumptions; and (iv) the judgment of the persons preparing the estimate. The data for a given reservoir may change substantially over time as a result of numerous factors, including additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Changes in oil and natural gas prices and expected performance from a given reservoir also will result in revisions to the amount of our estimated proved reserves. Ryder Scott Company (“Ryder Scott”), our independent reserve engineers, were engaged to prepare our reserves estimates at December 31, 2018. The properties prepared by Ryder Scott accounted for 100% of total proved developed reserves and total estimated proved discounted future net income. Ryder Scott was engaged to audit our reserves estimates for FM 1, FM 2, STM, and PEP 4 and prepare our reserve estimates for Malaga at December 31, 2017. The properties audited by Ryder Scott accounted for approximately 68% of total proved developed reserves and total estimated proved discounted future net income and the properties prepared by Ryder Scott accounted for approximately 20% of total proved developed reserves and total estimated proved discounted future net income.

Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of the underlying properties include estimates of reserves, future commodity prices, and the market-based weighted average cost of capital rate. See Note 4. Property and Equipment for further details.

Long-lived assets classified as available for sale are separately presented in the Combined Balance Sheets and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depleted.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, prepaid expenses, payables, and accrued liabilities. The carrying amounts of cash and cash equivalents, receivables, prepaid expenses, payables, and accrued liabilities approximates fair value because of the short-term nature of the instruments (see Note 5. Fair Value).

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Concentrations

The Company is subject to risks resulting from the concentration of its revenues in producing properties in the Anadarko Basin in Oklahoma and the Permian Basin in Texas and New Mexico, as well as revenues derived from certain property operators. For the years ended December 31, 2018 and 2017, greater than 10% of revenues were generated from regions and specific operators as follows:

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Regions:
Anadarko Basin (OK)	61%	64%
Permian Basin (TX/NM)	39%	36%
Operators:
Devon Energy Corporation	33%	39%
Concho Resources Inc.	14%	23%
Encana Corporation(1)	12%	12%

(1)	Includes revenues related to Newfield Exploration Company, which was acquired by Encana Corporation in 2019.

General and Administrative Expense

The Fortis Companies have no employees. Separate MSAs were entered into between FAS and FM 1, FM 2, STM, and PEP 4 to provide management, support, and administrative services with respect to the Company’s operations. General and administrative (“G&A”) expenses include all direct company related expenses, as well as indirect expenses, including non- employee compensation for executives and other personnel allocated to such Fortis Companies by FAS (see Note 6. Related Party Transactions).

MSAs were entered into whereby OGX Operating provides certain management and administrative support services for Malaga. From time to time, OGX Operating may pay for certain expenses on behalf of Malaga and then receives reimbursement from Malaga for such expenses.

Equity-Based Compensation

Certain Fortis Companies have granted equity-based compensation awards in the form of both incentive units and incentive interests. These awards are accounted for under authoritative guidance on share-based payments, stock compensation, and financial instruments. The guidance requires all incentive unit and incentive interest awards to non-employees and directors to be recognized in the financial statements based on their fair values once performance and requisite service conditions are met. Based on their terms, the incentive unit awards granted by certain Fortis Companies are deemed fully vested, however, the fair value of the awards were immaterial and no equity-based compensation expense was recognized during the years ended December 31, 2018 and 2017. Based on their terms, the incentive interest awards granted by certain other Fortis Companies are not deemed vested as specified performance and service conditions have not been met and no equity-based compensation expense was recognized during the years ended December 31, 2018 and 2017 (see Note 9. Combined Equity).

Income Taxes

The Fortis Companies have elected to be taxed as partnerships. Accordingly, income taxes are assessed upon the Fortis Companies’ owners for their share of taxable income or loss. However, the Fortis Companies are

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

required to review various tax positions taken with respect to the continued applicability of tax statuses as partnerships, and whether they are appropriately filing tax returns for all jurisdictions for which they have a tax nexus. The Company is subject to the Texas Franchise Tax, which is not a pass through item. The Texas Franchise Tax (commonly referred to as the Texas Margin Tax) is levied at a rate of 0.75% on applicable gross revenues less certain deductions, as specifically set forth in the Texas Margin Tax Statute.

Recently Issued Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation: Scope of Modification Accounting (Topic 718). The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718. The amendments require an entity to account for the effects of a modification unless all of the following conditions are met:

•	The fair value (or intrinsic or calculated value if elected) of the modified award is the same as the value of the original award immediately before the original award was modified.

•	The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.

•	The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified.

For non-public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. This update did not have a material impact on the Company’s financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business in order to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The FASB issued this ASU in response to stakeholder feedback that the current definition of a business in ASC 805 is being applied too broadly and the application of the guidance was not resulting in consistent application in a cost-effective manner. This ASU provides a screen whereby a transaction will be accounted for as an asset purchase (or disposal) if substantially all of the fair value of the gross assets acquired (disposed) is concentrated in a single identifiable asset or a group of similar identifiable assets. If the screen is not met, the entity will evaluate whether the transaction is a business acquisition under revised criteria. The ASU is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal periods beginning after December 15, 2019, with early adoption permitted under certain circumstances. The amendments in this ASU should be applied prospectively as of the beginning of the period of adoption. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash. This update affects entities that have restricted cash or restricted cash equivalents. The new guidance is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in practice of how certain cash receipts and cash

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

payments are currently presented and classified in the statement of cash flows. The ASU addresses the topic of separately identifiable cash flows and application of the predominance principle. Classification of cash receipts and payments that have aspects of more than one class of cash flows should be determined first by applying specific guidance, and then by the nature of each separately identifiable cash flow. In situations where there is an absence of specific guidance and the cash flow has aspects of more than one type of classification, the predominance principle should be applied whereby the cash flow classification should depend on the activity that is likely to be the predominant source or use of cash flows. The new guidance is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update applies to any entity that enters into a lease, with some specified scope exemptions. Under this update, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. While there were no major changes to the lessor accounting, changes were made to align key aspects with the revenue recognition guidance. This update will be effective for non-public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. Entities will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. As of the filing date, the Company was not the lessor or lessee of any leases other than mineral leases which were excluded from the scope of this ASU. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and industry specific guidance in ASC Subtopic 932-605, Extractive Activities—Oil and Gas—Revenue Recognition. This ASU requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods and services. This ASU is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and is required to be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption, with early adoption permitted. The Company does not plan to early adopt and we do not expect this update to have a material impact on the Company’s financial statements.

3. ACQUISITIONS AND DISPOSITIONS

Acquisitions

For the years ended December 31, 2018 and 2017, the Company acquired certain interests in producing and non-producing oil and natural gas properties from third parties in five states for an aggregate adjusted purchase price of $137.0 million and $385.1 million, respectively. Of the acquisitions in 2018, approximately 10% was allocated to proved properties and approximately 90% was allocated to unproved properties. Of the acquisitions in 2017, approximately 6% was allocated to proved properties and approximately 94% was allocated to unproved properties. These acquisitions were accounted for as asset acquisitions.

Included in the 2017 amount was the acquisition of certain interests in the Permian Basin from a single party for $93.0 million, as adjusted for certain items in the Purchase and Sale Agreement, which closed in February 2017.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Dispositions

In August 2018, a transaction was completed whereby effectively 32.6% of the mineral, royalty, and overriding royalty interests of STM were distributed to certain members of Felix STACK Investments, LLC, which is a member of Felix STACK, in order to redeem the members’ interest in STM. The transaction resulted in a net reduction to the Company’s oil and natural gas property balances of $23.1 million, with no gain or loss recognized. The redemption, which totaled $24.7 million after certain post-closing adjustments of approximately $1.6 million, is reflected as “In-kind distributions” in the Combined Statement of Members’ Capital for the year ended December 31, 2018. In the Combined Statement of Cash Flows for the year ended December 31, 2018, the $23.1 million redemption is reflected as a supplemental non-cash item, “In-kind distributions”, and the $1.6 million of post-closing adjustments is reflected as “Other non-cash revenue”. Subsequently, FM 2 acquired interests directly from certain of the individuals in a series of independent transactions totaling $29.0 million, net of certain adjustments, which are included in the 2018 acquisitions amount.

Also in August 2018, Malaga Royalty spun-off approximately 60% of its non-cost overriding royalty interests in exchange for all of EnCap Fund VII’s interest in Malaga Royalty. The spun-off assets were then contributed to Malaga EF7. The transaction resulted in a net reduction to the Company’s oil and natural gas property balances of $38 thousand, with no gain or loss recognized. The spin-off is reflected as part of “In-kind distributions” in the Combined Statement of Members’ Capital for the year ended December 31, 2018. In the Combined Statement of Cash Flows for the year ended December 31, 2018, the spin-off is reflected as part of the supplemental non-cash item, “In-kind distributions”.

In April 2018, the Company sold interests in certain oil and natural gas properties in Texas for $17.4 million, subject to certain adjustments. The transaction resulted in a gain of $0.8 million.

In December 2016, the Company sold its entire interest in certain Oklahoma properties to a third party for $100.0 million, subject to certain adjustments, $6.5 million of which was collected in 2017.

Joint Acquisition Agreement

In November 2016, the Company entered into a joint acquisition agreement (“JAA”) with Sabalo Energy regarding the acquisition of mineral, royalty, and overriding royalty interests in Texas. Based on the terms of the JAA, when the Company makes certain acquisitions within defined areas of mutual interest (“AMI”), it shall provide Sabalo Energy with the opportunity to participate by acquiring specified interests in those properties from the Company. During 2018 and 2017, the Company acquired $7.1 million and $14.7 million, respectively, worth of properties within the AMI and subsequently made offers to Sabalo Energy to participate. Sabalo Energy elected to participate in and acquired 50% of the Company’s interests in certain of those properties at cost, including allocated title and broker fees, for proceeds of $5.1 million and $5.8 million in 2018 and 2017, respectively. The purchase price paid by the Company is reflected as “Acquisitions of oil and natural gas properties” and the subsequent proceeds received from Sabalo Energy are reflected as “Proceeds from disposition of assets” in the Combined Statements of Cash Flows. No gain or loss was recognized for these transactions.

As of December 31, 2017, $1.5 million of properties had been offered but for which Sabalo Energy had not yet elected to participate, and those properties were reflected in “Long-lived assets available for sale” in the Consolidated Balance Sheet of the Company. In January 2018, Sabalo Energy elected to participate in this offering of properties. The majority owner of Sabalo Energy is also majority owner of the Fortis Companies therefore Sabalo Energy is deemed a related party (see Note 6. Related Party Transactions).

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

4. PROPERTY AND EQUIPMENT

The Company uses the successful efforts method of accounting for its investment in mineral, royalty, and overriding royalty interests. Under this method of accounting, proved and unproved property acquisition costs are capitalized as the cost of properties when incurred. To the extent capitalized costs of proved properties, net of accumulated depletion, exceed the undiscounted future cash flows, the carrying value of the property is reduced to estimated fair value and the excess capitalized costs are charged to impairment expense in the period incurred. Proved properties are grouped for impairment purposes by regional aggregations of fields according to a number of factors including location and geological characteristics. The Company recognized impairment expenses associated with its proved properties of $0 and $0.3 million for the years ended December 31, 2018 and 2017, respectively. The impairments were primarily due to changes in assumptions and reductions in estimated future cash flows and represent nonrecurring fair value measurements (see Note 5. Fair Value).

A portion of the carrying value of the Company’s interests is attributable to unproved properties. The unproved amounts are not subject to depletion until they are classified as proved properties. Capitalized costs attributable to the properties become subject to depletion when proved reserves are assigned to the property and the Company transfers the cost basis from unproved to proved properties accordingly. The Company assesses all properties classified as unproved on an annual basis for impairment. The Company assesses properties on an individual basis or as a group, if properties are individually insignificant. The assessment includes consideration of the following factors, among others: recent drilling activity, remaining lease term, geological, geophysical and engineering evaluations, and market prices for similar assets. The Company recognized impairment expenses associated with its unproved properties of $0.1 million and $0.3 million for the years ended December 31, 2018 and 2017, respectively. The impairments were primarily due to recent drilling activity and changes in assumptions and acreage in certain areas.

The proved and unproved property impairments are reported in “Impairment of oil and natural gas properties” in the Combined Statements of Operations.

The following is a summary of property and equipment as of December 31, 2018 and 2017 (in thousands):

	December 31, 2018	December 31, 2017
Oil and natural gas interests:
Proved properties	$217,412	$162,008
Unproved properties	503,442	474,394

Gross oil and natural gas interests	720,854	636,402
Less accumulated depletion and impairment	(58,147)	(35,063)

Oil and natural gas interests, net	$662,707	$601,339

5. FAIR VALUE

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has applied ASC 820 to all financial instruments that are required to be reported at fair value.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Financial instruments are carried at fair value and are classified and disclosed in the following categories:

Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2–Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures.

Level 3–Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable for objective sources.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on markets data obtained from sources independent of the reporting entity.

In determining the appropriate fair value hierarchy levels, the Company has performed an analysis of the financial assets and liabilities that are subject to fair value reporting under applicable U.S. GAAP. The carrying amounts of our cash and cash equivalents, receivables, prepaid expenses, payables, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

Nonrecurring Fair Value Measurements

In connection with our review of long-lived assets, if there is an indication of impairment and the estimated undiscounted future cash flows do not exceed the carrying value of the long-lived assets, then these assets are written down to their fair value. During 2018 and 2017, our oil and natural gas properties were reviewed for impairment and certain interests were found to be impaired. The factors used to determine fair value for purposes of impairment testing include, but are not limited to, estimates of proved reserves, development activity, future commodity prices, timing of future production, production costs, and a discount rate commensurate with the risk reflective of the lives remaining for the respective assets. Because these significant fair value inputs are typically not observable, we have categorized the amounts as Level 3 inputs.

6. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, G&A expenses totaling $7.6 million and $6.8 million, respectively, were allocated to the Fortis Companies from FAS for management and support services. FAS incurs G&A costs on behalf of certain Fortis Companies and then allocates to them a percentage representative of costs that directly benefited such Fortis Companies. Such costs allocated are reported as “General and administrative expenses (related party)” in the Combined Statements of Operations. As of December 31, 2018 and 2017, the

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Company had prepaid certain management services totaling $111 thousand and $67 thousand, respectively, which are reflected in “Prepaid expenses and other current assets” in the Consolidated Balance Sheets of the Company. Additionally, the Company had payables to FAS for management services totaling $352 thousand and $24 thousand, respectively, which are reflected in “Accounts payable and accrued liabilities” in the Consolidated Balance Sheets of the Company. FAS’s parent entity is majority owned by a member that also maintains ownership in the Company.

FAS sponsors a defined contribution 401(k) plan that allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, FAS will contribute to the 401(k) plan based on the employees’ eligible pay and/or will match a percentage of the employee contributions up to certain limits. Matching contributions allocated to the Company and included in G&A expenses totaled $0.1 million for both the years ended December 31, 2018 and 2017.

MSAs were entered into whereby OGX Operating provides certain management and administrative support services for Malaga. From time to time, OGX Operating may pay for certain expenses on behalf of Malaga and then receives reimbursement from Malaga for such expenses. As of December 31, 2018 and 2017, there are no outstanding receivables or payables with OGX Operating. OGX Operating is majority owned by EnCap Fund IX.

From time to time, Malaga has made interest-free advances to certain of its affiliate entities. During 2017, Malaga received repayments of advances made to such an affiliate entity totaling $7.6 million. As of December 31, 2018 and 2017, there are no outstanding receivables or payables with such affiliate entities.

During the years ended December 31, 2018 and 2017, the Company acquired mineral, royalty, and overriding royalty interests in Texas from third parties totaling $7.1 million and $14.7 million, respectively, which were subject to terms and conditions of a JAA with Sabalo Energy, whose majority owner is EnCap Fund IX. See Note 3. Acquisitions and Dispositions for further details.

During the years ended December 31, 2018 and 2017, the Company acquired minerals and royalty interests in Texas from an entity controlled by a family member of an officer of the Company. The officer also holds membership interests in Fortis Management Holdings, LLC and Fortis Management Holdings II, LLC, which maintain membership interests in FM 1 and FM 2, respectively. Total consideration paid during 2018 and 2017 was $7.4 million and $1.4 million, respectively.

As of December 31, 2018 and 2017, the Company had no material related party receivables or payables.

7. DEBT

Borrowings from Affiliate

During 2018, the Company made borrowings and repayments of borrowings totaling $116.6 million and $46.7 million, respectively, under an arrangement with an affiliated entity which matures February 2025. As of December 31, 2018, $70.0 million remains outstanding and is reflected as “Long-term debt-affiliate” in the Combined Balance Sheets of the Company.

The borrowings bear interest at a rate of LIBOR plus 6.25% and were used to acquire additional mineral, royalty, and overriding royalty interests. The Company did not make any interest payments during 2018 and as of December 31, 2018, the Company has accrued interest payable totaling $5.1 million, which is reflected as “Interest payable-affiliate” in the Combined Balance Sheets of the Company. Additionally, the affiliate’s amortization of the deferred financing costs associated with the borrowings are also charged to the Company and reflected in “Interest expense” in the Combined Statements of Operations of the Company.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

STM Credit Facility

As of December 31, 2018 and 2017, STM had a senior secured credit agreement (the “STM Credit Facility”) with JP Morgan Chase Bank with a maturity date of June 30, 2021, and a borrowing base of $5.0 million. In January 2018, the borrowing base was reduced to $0 and certain reporting requirements and financial covenants do not apply while the borrowing base remains at $0.

The STM Credit Facility can be used for borrowings and the issuance of letters of credit. Borrowings under the STM Credit Facility are subject to specified interest rates, which is calculated based on a borrowing base utilization percentage. Commitment fees on the unused portion of borrowings available under the STM Credit Facility are due quarterly at a rate of 0.5% of the unused facility. Amounts outstanding under the STM Credit Facility are collateralized by the assets of STM. The STM Credit Facility also contains certain restrictive covenants. The Company was compliant with all of the covenants under the STM Credit Facility as of December 31, 2018 and 2017. As of December 31, 2018 and 2017, the Company had no outstanding borrowings under the STM Credit Facility.

Costs associated with establishing the STM Credit Facility are capitalized and amortized as interest expense on a straight-line basis over the respective term of the facility. Net unamortized deferred financing costs were $0.1 million as of December 31, 2017 and are reflected as “Other non-current assets” in the Combined Balance Sheets. Unamortized deferred financing costs were proportionally reduced with borrowing base re-determinations during 2017. The Company wrote off the remaining unamortized deferred financing costs in conjunction with the decrease to the borrowing base in January 2018.

8. COMMITMENTS AND CONTINGENCIES

As of December 31, 2018 and 2017, the Company is not party to any agreements containing future minimum lease commitments. Rental of office space and other non-cancellable operating leases are maintained at FAS. Certain portions of those costs are allocated to the Fortis Companies for reimbursement as part of FAS’ management fees.

The Company could be subject to various possible loss contingencies which arise primarily from interpretation of federal and state laws and regulations affecting the oil and natural gas industry. Such contingencies include differing interpretations as to the prices at which oil and natural gas sales may be made, the prices at which royalty owners may be paid for production from their leases, environmental issues, title or ownership disputes, and other matters. Management believes it has complied with the various laws and regulations, administrative rulings, and interpretations.

The Company could become involved in disputes or legal actions arising in the ordinary course of business.

Management is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the Company’s financial condition, results of operations, or liquidity and no amounts have been accrued as of December 31, 2018 and 2017.

9. COMBINED EQUITY

During the years ended December 31, 2018 and 2017, capital contributions paid totaled $20.1 million and $374.3 million, respectively. An additional $11.0 million of capital was called in December 2018, which is reflected as “Subscriptions receivable” in the Combined Balance Sheets as of December 31, 2018, and was paid by members in January 2019. During the years ended December 31, 2018 and 2017, capital distributions totaled $91.8 million and $60.8 million, respectively.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Equity-Based Compensation Expense

Equity-based incentives exist in the form of both incentive units and incentive interests granted from certain Fortis Companies. These require no investment, are non-voting, and do not entitle holder to any rights with respect to company matters. They do stipulate, however, that the holder may participate in the distribution of profits only after certain target investment returns to respective equity-holders have been met.

Incentive Units

On each of May 5, 2016 and March 20, 2017, two of the Fortis Companies each granted 100,000 fully vested incentive units in connection with their formation. These incentive units were outstanding as of December 31, 2018 and 2017.

At grant, these incentive units were accounted for as liability-classified awards granted to non-employees pursuant to ASC 505-50, Equity-Based Payments to Non-Employees. However, based on their respective terms, the units were deemed fully vested immediately following the grant dates and thus became subject to other U.S. GAAP, including ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. Under this framework, as no embedded derivatives requiring bifurcation were identified, the equity-like features result in recognition of the awards in permanent equity at fair value at the grant dates.

A fair value assessment of the awards was performed as of their respective grant dates. In order to estimate the fair value, an option pricing model was used based on the Black-Scholes framework. This option pricing model relies on certain assumptions and estimations in order to assign value, including expected volatility, term and dividend yields, and the risk-free rate of return corresponding to such terms.

At the time of vesting we did not have a history of market prices, thus the expected volatility was determined using the historical volatility for a select peer group and industry sector index with similar expected terms. The expected term was determined based on anticipated time to a liquidity event. The expected dividend yield was determined based on historical distributions for certain other Fortis Companies. The risk-free rate of return was derived from yields of U.S. Department of Treasury instruments with similar expected lives. Additionally, because these instruments are not publicly traded, the fair values of the awards were then discounted for a lack of marketability. As a result of the incentive unit grants occurring at the time of formation, the Fortis Companies granting such incentive units had no assets or operations at their respective grant dates and thus there was substantial uncertainty with respect to the timing of future cash flows. These factors were the primary drivers of the determinations that the fair values of the awards were immaterial and no equity-based compensation expense was recognized upon vesting at such grant dates.

Incentive Interests

On July 1, 2016, one of the Fortis Companies granted incentive interests, which are economic interests only. These interests do not vest until certain performance obligations are met, including making specified distributions to equity-holders. As of December 31, 2018 and 2017, the performance obligation was not met, therefore no equity-based compensation expense has been recorded for the years ended December 31, 2018 and 2017. There were no cash payments made related to the incentive interests during the years ended December 31, 2018 and 2017.

10. SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2018 through June 4, 2019, which is the date the financial statements were available to be issued, in the preparation of its financial statements.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Acquisitions

Subsequent to December 31, 2018, the Company has made net acquisitions of interests in oil and natural gas properties in the normal course of business totaling approximately $32.1 million.

Capital Contributions and Distributions

The $11.0 million capital call made in December 2018 was paid by members in January 2019. In February 2019, the Company made capital calls totaling $17.5 million, which were paid by members in March 2019. The Company received an additional contribution in May 2019 totaling $2.3 million. These funds were used to acquire additional mineral, royalty, and overriding royalty interests. Capital distributions totaling $41.8 million have been made subsequent to December 31, 2018.

Restructuring and Long-term Debt

In February 2019, Fortis Minerals Operating, LLC (“Fortis Operating”) was formed with a contribution of all the outstanding equity interests of FM 1 and FM 2. In conjunction with its formation, Fortis Operating entered into a $500.0 million Credit Facility providing for a senior secured credit facility (the “revolving credit facility”) with Wells Fargo Bank. The revolving credit facility is due February 2024 with an initial borrowing base of $107.0 million and an initial elected commitment of $101.0 million. It will bear interest at a rate of LIBOR plus 2% to 3% and commitment fees of 0.375% to 0.5%, subject to borrowing based utilization. The revolving credit facility is collateralized by certain assets and equity interests owned by Fortis Operating (including its ownership of FM 1 and FM 2) and its subsidiaries. It also contains financial covenants requiring the borrower to maintain a ratio of consolidated net debt to consolidated EBITDA as of the last day of any rolling period of less than or equal to 4.00 to 1.00, beginning with the rolling period ending on June 30, 2019. Additionally, it contains financial covenants requiring the borrower to maintain a ratio of current assets to current liabilities at each quarter end of at least 1.00 to 1.00, in addition to certain hedging requirements.

Initial borrowings from the revolving credit facility totaled $88.0 million ($87.3 million net of fees and closing costs) and were used to settle certain commitments associated with the borrowings from affiliate. $11.4 million of the initial borrowings was further distributed to such affiliate entity and is reflected in the above figure of capital distributions made subsequent to December 31, 2018. Future proceeds will be used to acquire additional mineral, royalty, and overriding royalty interests and for general corporate purposes.

The revolving credit facility’s borrowing base was increased to $130.0 million in April 2019.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Commodity Derivative Contracts

Pursuant to the requirements of the aforementioned revolving credit facility, in March and April 2019, Fortis Operating entered into oil and natural gas commodity derivative contracts with Wells Fargo Bank for the years ending December 2019, 2020, and for the two months ending February 28, 2021. The commodity derivative contracts consist of fixed price swaps, under which Fortis Operating receives a fixed price for the contracts and pays a floating market price to the counterparty over specified periods for the contracted volumes. Fortis Operating hedges based on a percentage of the forecasted daily oil and natural gas production volumes from its producing properties and the hedged amount constituted approximately 50% of those oil and natural gas volumes over the hedged period. The oil and natural gas commodity derivative contracts represent mitigation of the inherent commodity price risk associated with oil and natural gas production.

A summary of the commodity derivative contracts entered into is as follows:

Oil price swaps

Contract Period	Index	Notional Volumes (Bbl)	Weighted Average Fixed Price (per Bbl)	Range (per Bbl)
				Low	High
April 2019—December 2019	NYMEX WTI	205,941	$60.92	$59.00	$63.80
January 2020—December 2020	NYMEX WTI	194,421	$58.58	$57.60	$60.05
January 2021—February 2021	NYMEX WTI	27,392	$58.58	$57.60	$60.05

Natural gas price swaps

Contract Period	Index	Notional Volumes (MMBtu)	Weighted Average Fixed Price (per MMBtu)	Range (per MMBtu)
				Low	High
April 2019—December 2019	NYMEX Henry Hub	782,924	$2.78	$2.59	$3.03
January 2020—December 2020	NYMEX Henry Hub	828,451	$2.72	$2.54	$3.03
January 2021—February 2021	NYMEX Henry Hub	119,527	$2.80	$2.78	$2.82

11. SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS OPERATIONS (Unaudited)

The Company has only one reportable operating segment, which is oil and natural gas producing activities in the United States. See the Company’s accompanying Combined Statements of Operations for information about results of operations for oil and natural gas producing activities.

Capitalized Oil and Natural Gas Costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depletion and impairment are as follows (in thousands):

	December 31, 2018	December 31, 2017
Oil and natural gas interests:
Proved properties	$217,412	$162,008
Unproved properties	503,442	474,394

Gross oil and natural gas interests	720,854	636,402
Less accumulated depletion and impairment	(58,147)	(35,063)

Oil and natural gas interests, net	$662,707	$601,339

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Costs Incurred in Oil and Natural Gas Activities

Costs incurred in oil, natural gas, and NGL acquisition and development activities are as follows (in thousands):

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Acquisition costs:
Proved properties	$14,915	$23,731
Unproved properties	124,120	368,998

Total	$139,035	$392,729

Results of Operations from Oil, Natural Gas, and Natural Gas Liquids Producing Activities

The following schedule sets forth the revenues and expenses related to the production and sale of oil, natural gas, and NGLs (in thousands). It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to the net operating results of the Company.

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Oil, natural gas, and natural gas liquids sales	$139,824	$66,766
Production and ad valorem taxes	(5,772)	(2,290)
Processing, transportation, and other	(6,916)	(3,327)
Depletion	(31,936)	(18,965)
Impairment of oil and natural gas properties	(98)	(516)

Results of operations from oil, natural gas, and natural gas liquids	$95,102	$41,668

The following tables summarize the net ownership interest in the proved oil, natural gas, and NGL reserves and the standardized measure of discounted future net cash flows related to the proved oil, natural gas, and NGL reserves. Ryder Scott, our independent reserve engineers, were engaged to prepare our reserves estimates at December 31, 2018. The properties prepared by Ryder Scott accounted for 100% of total proved developed reserves and total estimated proved discounted future net income. Ryder Scott was engaged to audit our reserves estimates for FM 1, FM 2, STM, and PEP 4 and prepare our reserve estimates for Malaga at December 31, 2017. The properties audited by Ryder Scott accounted for approximately 68% of total proved developed reserves and total estimated proved discounted future net income and the properties prepared by Ryder Scott accounted for approximately 20% of total proved developed reserves and total estimated proved discounted future net income.

The following estimates were prepared by the Company based on the reserve reports prepared by Ryder Scott for the year ended December 31, 2018, and audited by Ryder Scott for the year ended December 31, 2017. The proved oil, natural gas, and NGL reserve estimates and other components of the standardized measure were determined in accordance with authoritative guidance of the FASB and the SEC.

Proved Oil, Natural Gas, and Natural Gas Liquids Reserve Quantities

Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The Company does not record proved undeveloped reserves.

A barrel of equivalent (“BOE”) conversion ratio of six thousand cubic feet per barrel (6 mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions are derived from converting gas to oil in the ratio mix of six thousand cubic feet of gas to one barrel of oil.

The Company’s net proved oil, natural gas, and NGL reserves, which represent proved developed reserves, and changes in net proved oil, natural gas, and NGL reserves attributable to the oil, natural gas, and NGL properties, which are located in multiple states (within the United States) are summarized below:

	Crude Oil and Condensate (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Total (MBOE)
Net proved reserves at January 1, 2017	3,609	15,835	1,423	7,671
Revisions of previous estimates(1)	(561)	2,880	660	579
Purchases of minerals in place(2)	803	4,549	744	2,305
Extensions and discoveries(3)	2,505	9,845	1,245	5,391
Sales of minerals in place(4)	(8)	(4)	(1)	(10)
Production	(962)	(4,430)	(350)	(2,050)

Net proved reserves at December 31, 2017	5,386	28,675	3,721	13,886

Revisions of previous estimates(1)	(181)	4,399	(778)	(226)
Purchases of minerals in place(2)	439	2,122	289	1,082
Extensions and discoveries(3)	4,527	18,666	2,512	10,150
Sales of minerals in place(4)	(1,269)	(7,989)	(485)	(3,086)
Production	(1,620)	(7,552)	(740)	(3,619)

Net proved reserves at December 31, 2018	7,282	38,321	4,519	18,187

1.

Revisions represent changes in previous estimates, either upward or downward, resulting from new information obtained from production history, the majority of which were attributable to our Anadarko Basin properties. There were no other factors that contributed significantly to such revisions.

2.	Includes acquisitions of mineral, royalty, and overriding royalty interests, primarily in Oklahoma, Texas, and New Mexico.
3.	Includes extensions and discoveries primarily related to active drilling on our acreage primarily in the Anadarko Basin in Oklahoma and the Permian Basin in Texas and New Mexico.
4.

Includes sales of mineral, royalty, and overriding royalty interests, primarily in Oklahoma and Texas. For 2018, this also includes in-kind distributions of mineral, royalty, and overriding royalty interests in Oklahoma, Texas, and New Mexico which totaled 2,887 MBOE (1,123 MBbls of crude oil and condensate, 7,835 MMcf of natural gas, and 458 MBbls of natural gas liquids).

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows before income taxes related to the proved oil, natural gas, and NGL reserves of the properties is as follows (in thousands):

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Future cash inflows	$652,918	$421,352
Future production costs	(45,792)	(30,738)
Future income tax expense(1)	—	—

Future net cash flows	607,126	390,614
Less 10% annual discount to reflect timing of cash flows	(297,455)	(199,829)

Standardized measure of discounted future net cash flows	$309,671	$190,785

1.

Future net cash flows do not include the effects of income taxes on future results because the Company was not subject to U.S. federal income tax and certain state-level taxes at an entity level for the years ended December 31, 2018 and 2017. Accordingly, no provision for income taxes has been provided because taxable income was passed through to the Company’s equity holders. If the Company had been subject to entity-level income taxation, the unaudited pro forma future income tax expense at December 31, 2018, would have been $148.5 million. The unaudited standardized measure of discounted future net cash flows at December 31, 2018 would have been $233.4 million.

Reserve estimates and future cash flows are based on the average market prices for sales of oil, natural gas, and NGLs adjusted for basis differentials, on the first calendar day of each month during the year. The average prices used for 2018 were $62.18 per barrel of crude oil, $2.45 per Mcf for natural gas, and $23.46 per barrel for NGLs. The average prices for 2017 were $48.73 per barrel for crude oil, $3.09 per Mcf for natural gas, and $18.86 per barrel for NGLs.

Future production costs are computed primarily by the Company’s petroleum engineers by estimating the expenditures to be incurred in producing the proved oil and natural gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair value of the properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in oil, natural gas, and NGL reserve estimates.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted future net cash flows before income taxes related to the proved oil, natural gas, and NGL reserves of the properties are as follows (in thousands):

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Standardized measure—beginning of year	$190,785	$96,845
Sales, net of production costs	(127,120)	(61,155)
Net changes of prices and production costs related to future production	35,641	19,366
Extensions, discoveries and improved recovery, net of future production costs	224,921	96,640
Revisions of previous quantity estimates, net of related costs	1,539	(1,047)
Accretion of discount	19,079	9,684
Purchases of reserves in place	18,069	31,158
Sales of reserves in place(1)	(45,069)	(176)
Other	(8,174)	(530)

Standardized measure—end of year	$309,671	$190,785

1.	Includes in-kind distributions of mineral, royalty, and overriding royalty interests in Oklahoma, Texas, and New Mexico, which totaled $40.4 million.

ANNEX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:

Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an analogous reservoir refers to a reservoir that shares the following characteristics with the reservoir of interest: (i) same geological formation (but not necessarily in pressure communication with the reservoir of interest); (ii) same environment of deposition; (iii) similar geological structure; and (iv) same drive mechanism. For a complete definition of analogous reservoir, refer to the SEC’s Regulation S-X, Rule 4-10(a)(2).

API gravity. The relative density, expressed in degrees, of petroleum liquids based on a specific gravity scale developed by the American Petroleum Institute.

Basin. A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

Bbl. One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or NGLs.

Boe. One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Boe/d. One Boe per day.

British thermal unit or Btu. The quantity of heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Completion. Installation of permanent equipment for production of oil, natural gas or NGLs, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

Condensate. A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil, natural gas and NGLs. For a complete definition of development costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(7).

Development project. The means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or natural gas from an established spot market price to reflect differences in the quality and/or location of oil or natural gas.

Dry hole or dry well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Economically producible. The term economically producible, as it relates to a resource, means a resource that generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. For a complete definition of economically producible, refer to the SEC’s Regulation S-X, Rule 4-10(a)(10).

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations. For a complete definition of field, refer to the SEC’s Regulation S-X, Rule 4-10(a)(15).

Formation. A layer of rock that has distinct characteristics that differs from nearby rock.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a mineral or royalty interest is owned.

Held by production. Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of oil, natural gas or NGLs.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

MBbl. One thousand barrels of crude oil, condensate or NGLs.

MBoe. One thousand Boe.

Mcf. One thousand cubic feet of natural gas.

MMBbl. One million barrels of crude oil, condensate or NGLs.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of natural gas.

Net acres. The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

Net production. Production on our properties calculated net to our royalty interests.

Net revenue interest. The net royalty, overriding royalty, production payment and net profits interests in a particular tract or well.

NGLs. Natural gas liquids. Hydrocarbons found in natural gas that may be extracted as liquefied petroleum gas and natural gasoline.

NYMEX. The New York Mercantile Exchange.

Operator. The individual or company responsible for the development and/or production of an oil or natural gas well or lease.

Play. A geographic area with hydrocarbon potential.

Pooling. An operator’s consolidation of multiple adjacent leased tracts, which may be covered by multiple leases with multiple lessors, in order to maximize drilling efficiency or to comply with state mandated well spacing requirements. Pooling dilutes our royalty in a given well or unit, but it also increases the acreage footprint and the number of wells in which we have an economic interest. To estimate our total potential drilling locations in a given play, we include third-party acreage that is pooled with our acreage.

Production costs. Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. For a complete definition of production costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(20).

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

Prospect. A specific geographic area that, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved area. The part of a property to which proved reserves have been specifically attributed.

Proved developed reserves. Reserves that can be expected to be recovered through (i) existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well or (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved reserves. Those quantities of oil, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. For a complete definition of proved oil and natural gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(22).

Proved undeveloped reserves or PUDs. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that such locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time.

Realized price. The cash market price less all expected quality, transportation and demand adjustments.

Reasonable certainty. A high degree of confidence that quantities will be recovered. For a complete definition of reasonable certainty, refer to the SEC’s Regulation S-X, Rule 4-10(a)(24).

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserves. Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Resources. Quantities of oil, natural gas and NGLs estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Royalty. An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof), but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Spacing. The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

Spot market price. The cash market price without reduction for expected quality, transportation and demand adjustments.

Spud. Commenced drilling operations on an identified location.

Standardized measure. Discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the oil, natural gas and NGL properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

Success rate. The percentage of wells drilled that produce hydrocarbons in commercial quantities.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil, natural gas or NGLs regardless of whether such acreage contains proved reserves.

Unit. The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

Wellbore. The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

Working interest. The right granted to the lessee of a property to develop, produce and own oil, natural gas, NGLs or other minerals. The working interest holders bear the exploration, development and operating costs on either a cash, penalty or carried basis.

Workover. Operations on a producing well to restore or increase production.

Until                 , 2019 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A shares offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Subject to any terms, conditions or restrictions set forth in the operating agreement, Section 18-108 of the Delaware LLC Act empowers a Delaware limited liability company to indemnify and hold harmless any member, manager or other person from and against all claims and demands whatsoever. Our operating agreement provides that we will exculpate and indemnify, to the fullest extent permitted by the Delaware LLC Act, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was our or our subsidiary’s director or officer unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which such officer or director engaged in bad faith, meaning that they believed that the decision was adverse to the interest of the company or, with respect to any criminal conduct, with knowledge that such conduct was unlawful. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal.

In addition, we intend to enter into indemnification agreements with our current directors and officers. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In connection with our incorporation in February 2019 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to an entity controlled by EnCap in exchange for a contribution of $10. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our Corporate Reorganization.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

*†2.1	Master Reorganization Agreement

3.1	Certificate of Formation of Fortis Minerals, LLC

3.2	Limited Liability Company Agreement of Fortis Minerals, LLC

*3.3	Form of Amended and Restated Limited Liability Company Agreement of Fortis Minerals, LLC

*4.1	Form of Registration Rights Agreement

*4.2	Form of Shareholders’ Agreement

*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*10.1	Form of Fortis Minerals, LLC. Long Term Incentive Plan

*10.2	Form of Fortis Minerals Operating, LLC Second Amended and Restated Limited Liability Company Agreement

*10.3	Form of Limited Liability Company Agreement of Fortis Acquisition JV, LLC

*10.4	Form of PEP IV Holdings, LLC Amended and Restated Limited Liability Company Agreement

*10.5	Form of New Fortis Minerals, LLC Second Amended and Restated Limited Liability Company Agreement

*10.6	Form of Fortis Minerals Holdings, LLC Third Amended and Restated Limited Liability Company Agreement

*10.7	Form of Amended and Restated Limited Liability Company Agreement of Fortis Management Holdings, LLC

*10.8	Form of Amended and Restated Limited Liability Company Agreement of Fortis Management Holdings II, LLC

*10.9	Form of Indemnification Agreement

**10.10	Credit Agreement, dated as of February 14, 2019, by and among Fortis Minerals Operating, LLC, as borrower, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto

**10.11	First Amendment to Credit Agreement, dated as of April 30, 2019, by and among Fortis Minerals Operating, LLC, as borrower, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto

Exhibit Number	Description

10.12	Second Amendment to Credit Agreement, dated as of September 6, 2019, by and among Fortis Minerals Operating, LLC, as borrower, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto

*10.13	Form of Third Amendment to Credit Agreement

*10.14	Form of Amended and Restated Profits Units Grant Agreement of Fortis Management Holdings, LLC

*10.15	Form of Amended and Restated Profits Units Grant Agreement of Fortis Management Holdings II, LLC

*21.1	Subsidiaries of Fortis Minerals, LLC

*23.1	Consent of PricewaterhouseCoopers LLP

*23.2	Consent of PricewaterhouseCoopers LLP

*23.3	Consent of Ryder Scott Company, L.P.

*23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

**99.1	Ryder Scott, Summary of Reserves of Fortis Minerals, LLC as of December 31, 2017

**99.2	Ryder Scott, Summary of Reserves of Fortis Minerals II, LLC as of December 31, 2017

**99.3	Ryder Scott, Summary of Reserves of Sooner Trend Minerals, LLC as of December 31, 2017

**99.4	Ryder Scott, Summary of Reserves of Phillips Energy Partners IV, LLC as of December 31, 2017

**99.5	Ryder Scott, Summary of Reserves of Malaga Royalty, LLC as of December 31, 2017

**99.6	Ryder Scott, Summary of Reserves of Fortis Minerals, LLC as of December 31, 2018

**99.7	Ryder Scott, Summary of Reserves of Fortis Minerals II, LLC as of December 31, 2018

**99.8	Ryder Scott, Summary of Reserves of Sooner Trend Minerals, LLC as of December 31, 2018

**99.9	Ryder Scott, Summary of Reserves of Phillips Energy Partners IV, LLC as of December 31, 2018

**99.10	Ryder Scott, Summary of Reserves of Malaga EF7, LLC as of December 31, 2018

*99.11	Consent of John R. Rutherford, as director nominee

*	To be filed by amendment.
**	Previously filed.
†

Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a supplemental copy of any omitted schedule or similar attachment to the SEC upon request.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                 , 2019.

FORTIS MINERALS, LLC

By:
Name:	Christopher H. Transier
Title:	President and Chief Executive Officer

Each person whose signature appears below appoints Christopher H. Transier, Brad D. Wright and Ashley A. Yates, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities on                 , 2019.

Name	Title

Christopher H. Transier	President, Chief Executive Officer and Director (Principal Executive Officer)

Brad D. Wright	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

W. Scott Dole	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)

Skye A. Callantine	Chairman

Brooks C. Despot	Director

D. Martin Phillips	Director

Douglas E. Swanson, Jr.	Director

Director